As filed with the Securities and Exchange Commission on August 25, 2020

Securities Act File No. 333-230251

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 4

PROSPECT FLEXIBLE INCOME FUND, INC.

(Exact name of registrant as specified in charter)

10 East 40th Street, 42nd Floor

New York, NY 10016

(Address of principal executive offices)

(212) 448-0702

(Registrant’s telephone number, including area code)

Kristin Van Dask

Chief Financial Officer

Prospect Flexible Income Fund, Inc.

10 East 40th Street, 42nd Floor

New York, NY 10016

(Name and address of agent for service)

WITH A COPY TO:

Steven B. Boehm, Esq.

Cynthia R. Beyea, Esq.

Eversheds Sutherland (US) LLP

700 Sixth St., NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of commencement of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

☐       Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒       Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐       Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐       Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐       Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐       This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐       This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐       This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐       This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☐       Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).

☒     Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐       Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐       A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐       Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐       Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act").

☐       If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐      New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	32,154,340 Shares	$9.33	$300,000,000	$36,360

(1)	This amount is in addition to the shares of common stock previously registered by the Registrant under the Registration Statement on Form N-2 (File No. 333-206730) initially declared effective on March 17, 2016 (the “Prior Registration Statement”). Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, or the Securities Act, this Registration Statement includes $276 million in shares of common stock previously registered for sale pursuant to the Prior Registration Statement, which are being carried forward to this Registration Statement. Pursuant to Rule 415(a)(6), the offering of unsold shares of common stock under the Prior Registration Statement will be deemed terminated as of the date of effectiveness of this Registration Statement.

(2)	Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of determining the registration fee.

(3)

A filing fee of $33,451.20 was previously paid with respect to the unsold shares of common stock being carried forward to this Registration Statement from the Prior Registration Statement. A fee of $2,908.80 was previously paid upon the initial filing of this Registration Statement on Form N-2.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 25, 2020

PRELIMINARY PROSPECTUS

Maximum Offering of $300,000,000 of Common Stock

Prospect Flexible Income Fund, Inc.

Prospect Flexible Income Fund, Inc. (“we,” “us,” “our,” “FLEX” or the “Company”) is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company Act”). We have elected and intend to qualify annually to be taxed for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt.  Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors.  Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt).  We expect that up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations, or CLOs, which we referred to as “Subordinated Structured Notes” or “SSNs”.  The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consist primarily of debt securities. Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base.

On March 31, 2019, Pathway Capital Opportunity Fund, Inc. (“PWAY”) merged with and into us (the “Merger”).  As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.).  In connection with the Merger, Prospect Flexible Income Management, LLC (the “Adviser”), an affiliate of PWAY, became our investment adviser, and Prospect Administration LLC, an affiliate of the Adviser, became our administrator. Effective August 5, 2020, we changed our name to Prospect Flexible Income Fund, Inc.

We have engaged Triton Pacific Securities, LLC to serve as the dealer manager for our offering. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

Through our dealer manager, we are conducting a continuous public offering of shares of our common stock on a best efforts basis.  Currently, we are only offering Class A Shares at a current public offering price of $9.33 per share.  Any sales load will be deducted from the public offering price per share. The maximum upfront sales load is 9% of the amount invested for Class A Shares. To the extent our net asset value per share increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Persons who subscribe for shares in this offering must submit subscriptions for a certain dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. The minimum investment in shares of our common stock is $5,000. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part, which will be subject to review by the Securities and Exchange Commission, or SEC, to allow us to continue this offering for up to three years from the date of initial effectiveness of such registration statement.  Such post-effective amendments will also be subject to review by the state regulators in the states in which our offering is registered.  As of August 25, 2020, we have sold a total of 1,875,858 shares of common stock, including 198,792 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $26.3 million.

  An investment in our common stock is highly speculative and involves a high degree of risk, including the risk of a substantial or entire loss of investment. In addition, we and the companies in which we will invest are subject to special risks.  See “Risk Factors” beginning on page 38 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage. We intend to continue to issue shares in this offering and, as a result, your ownership in us is subject to dilution. See “Risk Factors—Risks Relating to this Offering and Our Common Stock.”

●	You should not expect to be able to resell your shares.
●	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, if ever, and we do not expect a secondary market in the shares to develop. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the initial effective date of the registration statement of which this prospectus is a part, which we expect to be approximately September 26, 2022. We may, in our discretion, extend the term of the offering indefinitely.
●	We intend to seek to complete a liquidity event (as defined herein) within five to seven years following the completion of our offering period; however, there can be no assurance that we will be able to complete a liquidity event.
●	We have not identified any specific investments that we will make with the proceeds of this offering and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock. As a result, our offering may be considered a “blind pool” offering.
●	There can be no assurance that we will be able to complete a liquidity event within the time frame anticipated by us. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of the stockholders to postpone liquidation, we may cease to make investments in new portfolio companies and could begin the orderly liquidation of our assets.
●	An investment in our shares is not suitable for all investors, particularly investors who require short or medium term liquidity. See “Suitability Standards” beginning on page ii, “Share Repurchase Program” and “Liquidity Strategy.”
●	We have implemented a share repurchase program, but only a limited number of shares, if any, will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect for the applicable class on the date of repurchase, which may be lower than the price you paid for your shares in our offering. Our board of directors may amend, suspend or terminate the share repurchase program at any time and there can be no assurance that any shares will be repurchased under the share repurchase program. For more information regarding the limitations in respect of the proposed share repurchase program, see “Share Repurchase Program.”
●	For a significant time after the commencement of our offering, a substantial portion of our distributions, if any, will result from expense waivers from our Adviser, which are subject to repayment by us, and may also consist, in whole or in part, of a return of capital. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds and borrowings. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. You should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense waivers. You should also understand that our future repayments may reduce the distributions that you would otherwise receive. Prior to the merger, a most of our distributions resulted from expense reimbursements from our former investment adviser and the return of capital.
●	The credit facility entered into by our wholly-owned financing subsidiary exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

This prospectus contains important information that a prospective investor should know. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC, as required. This information will be available free of charge by contacting us at 10 East 40th Street, 42nd Floor, New York, New York 10016 or by telephone at (212) 448-0702 or on our website at www.flexbdc.com before investing in our common stock. The SEC also maintains a website at www.sec.gov that contains such information. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.  Except as specifically required by the Company Act, and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Maximum Aggregate Price to Public(1)	Maximum Sales Load(2)(3)		Net Proceeds (Before Expenses)(4)
Maximum Offering	$300,000,000		9%	$273,000,000
Per Class A Share	$9.33		9%	$8.49

(1)	Assumes all shares are sold at the current public offering price of $9.33 per Class A Share.

(2)	Investors will pay a maximum upfront sales load of up to 9.0% of the price per share for combined upfront selling commissions and dealer manager fees. The upfront selling commissions and dealer manager fees will not be paid by you for shares issued under our distribution reinvestment plan. The “dealer manager fee” refers to the portion of the sales load available to our dealer manager and participating broker-dealers for assistance in selling and marketing our shares. In addition to the upfront selling commissions and dealer manager fees, our Adviser may pay our dealer manager a fee equal to no more than 1.0% of the net asset value per share per year. Our dealer manager may reallow all or a portion of such amounts to participating broker-dealers. Such amounts will not be paid by our shareholders. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

(3)	In determining the maximum upfront sales load, we have assumed all shares sold were Class A Shares at the current public offering price of $9.33 per share.

(4)	In addition to the upfront sales load, we estimate that our total organization and offering costs for this offering will be approximately 2% of our total gross proceeds. See “Estimated Use of Proceeds.”

Because you will pay an upfront sales load of up to 9% and offering expenses of up to 2%, if you invest $100 in our Class A Shares and pay the full upfront sales load, approximately $89 will actually be used by us for investments.  As a result, based on the current public offering price, you would have to experience a total return on your investment of approximately 12.4% in order to recover these expenses.

The date of this prospectus is [●], 2020.

Triton Pacific Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we have material developments, we will periodically provide prospectus supplements or may amend this prospectus to add, update or change information contained in this prospectus.

Shares will be offered at an offering price of $9.33 per share. We will seek to avoid interruptions in the continuous offering of shares of our common stock; we may, however, to the extent permitted or required under the rules and regulations of the SEC, supplement this prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus. We will supplement this prospectus in the event that we need to change the public offering price. There can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. We have not, and our dealer manager has not authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.  We will update this prospectus to reflect material changes only as and when required by law.

We and our dealer manager are not making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted.

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

I

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) incremental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability requirements, investors must have a liquid net worth of at least 10 times their investment in us and our affiliates.

Arizona — The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — Investors who reside in the state of California must have either (i) a liquid net worth of $75,000 and annual gross income of $150,000 or (ii) a liquid net worth of at least $350,000. Additionally, a California investor’s total investment in us may not exceed 10% of his or her net worth.

Idaho — Investors who reside in the state of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth.  For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas — The Office of the Kansas Securities Commissioner recommends that you should limit your aggregate investment in our shares and other non-traded business development companies to not more than 10% of your liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky — Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $70,000 and annual gross income of $70,000 or (ii) a liquid net worth of $250,000. Additionally, a Kentucky investor’s total investment in us and any business development companies affiliated with is, shall not exceed 10% of his or her liquid net worth.  For this purpose, “liquid net worth” is defined as that portion of a person’s total assets (exclusive of home, home furnishings and automobiles) minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth.  For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — In addition to the suitability standards above, the state of Massachusetts requires that each Massachusetts investor will limit his or her investment in our common stock together with investments in other business development companies and direct participation investments to a maximum of 10% of his or her liquid net worth.

Michigan — In addition to the suitability standards above, the state of Michigan requires that each Michigan investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

II

Missouri — In addition to the suitability standards above, the state of Missouri requires that each Missouri investor will limit his or her investment in our common stock to a maximum of 10% of his or her liquid net worth.

Nebraska —Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-publicly traded business development companies (BDCs) to 10% of such investor’s net worth. (Net worth in each case should be determined exclusive of home, home furnishings, and automobiles.)  Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey — Investors who reside in the state of New Jersey must have either (i) a minimum liquid net worth of at least $100,000 and minimum annual gross income of at least $100,000, or (ii) a minimum liquid net worth of $350,000.  For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities.  Additionally, a New Jersey investor’s total investment in our shares, the shares of any of our affiliates and other direct participation investments (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) shall not exceed 10% of such investor’s liquid net worth.

New Mexico — In addition to the suitability standards above, the state of New Mexico provides that it shall be unsuitable for a New Mexico investor’s aggregate investment in our shares, shares of any of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth.  “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

North Dakota — Our shares will only be sold to residents of North Dakota representing that their investment will not exceed 10% of his or her net worth and that they meet one of the established suitability standards.

Ohio — In addition to the suitability standards above, the state of Ohio provides that it shall be unsuitable for an Ohio investor’s aggregate investment in our shares, shares of any of our affiliates, and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth.  “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence,  home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents,  and readily marketable securities.

Oklahoma — Investors who reside in the state of Oklahoma must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. In addition, Oklahoma residents’ total investment in our shares must not exceed 10% of their liquid net worth, exclusive of home, home furnishings and automobile.

Oregon — In addition to the suitability standards above, the state of Oregon requires that each Oregon investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Tennessee — In addition to the general suitability standards above, Tennessee investors may not invest more than ten percent (10%) of their liquid net worth (exclusive of home, home furnishings, and automobiles) in this offering.

 Texas — Investors who reside in the state of Texas must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. In addition, a Texas resident’s total investment in our shares must not exceed 10% of their net worth.

Vermont – Accredited investors in Vermont, as defined i n 17 C.F.R. § 230.50 1, may invest freely in this offering.  In addition to the suitability standards described above, non-accredited investors in Vermont may not purchase an amount i n this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishing or automobiles) minus total liabilities.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

III

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. We, in conjunction with our Adviser and those selling shares on our behalf, will make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder’s financial situation and investment objectives based on information provided by the stockholder in the subscription agreement. As such, it is essential that all the information provided by the stockholder is complete and accurate in order for us, the Adviser and those selling shares on our behalf, to make such a determination. We, along with each participating broker-dealer, are required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Effective June 30, 2020, the registered broker-dealers who offer and sell our shares in this offering are required to comply with the Regulation Best Interest rule included in Rule 15l-1under the Exchange Act. The Regulation Best Interest (or Regulation BI) rule requires that our selling broker-dealers, among other things, act in the best interest of the retail customer, without placing the financial or other interest of the broker-dealer ahead of the interests of the retail customer; and address conflicts of interest by establishing, maintaining, and enforcing policies and procedures reasonably designed to identify and fully and fairly disclose material facts about conflicts of interest, and in instances where disclosure is insufficient, to reasonably address the conflict, to mitigate or, in certain instances, eliminate the conflict. Our dealer manager has revised its compliance procedures to ensure its compliance with Regulation BI and will continue to monitor its compliance with Regulation BI on an annual or as needed basis.

IV

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	146

REGULATION	155

PLAN OF DISTRIBUTION	159

V

VI

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “FLEX” refer to Prospect Flexible Income Fund, Inc., a Maryland corporation.  Certain other entities having a role in our offering or in our management are referred to as follows and are further described in this prospectus:

“Adviser” or “Investment Adviser” refers to Prospect Flexible Income Management, LLC, a Delaware limited liability company and our investment adviser.

“Dealer Manager” refers to Triton Pacific Securities, LLC, a Delaware limited liability company and the dealer manager for this offering.

“Administrator” or “Prospect Administration” refers to Prospect Administration LLC, a Delaware limited liability company and our administrator.

“Prospect Capital Management” refers to Prospect Capital Management L.P., a Delaware limited partnership and a private equity investment management firm.

Also, the terms “Company Act” and “Advisers Act” refer to the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, respectively, and the term “Code” refers to the Internal Revenue Code of 1986, as amended.

Who We Are

We were formed as a Maryland corporation on April 29, 2011.  We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or BDC, under the Company Act.  We are therefore required to comply with certain regulatory requirements. We have elected to be taxed for U.S. federal income tax purposes, and intend to qualify annually as a regulated investment company, or RIC, under Subchapter M of the Code.  Our Adviser is registered as an investment adviser with the Securities and Exchange Commission, or SEC, under the Advisers Act. Our Adviser manages our portfolio and makes all investment decisions for us, subject to supervision by our board of directors.  On June 25, 2014, we satisfied our minimum offering requirement of selling at least $2.5 million in common stock and on October 1, 2014, we commenced our investment operations.

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors.  Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt).  Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments.

We expect to make our investments directly through the primary issuance by the borrower or in the secondary market. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations, or CLOs, which we referred to as “Subordinated Structured Notes” or “SSNs”. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. The SSN investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield, calculated using amortized cost, is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

The use of the term “flexible” in our name refers to our anticipated investment strategy.   As part of our strategy, we intend to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets.  These investments include senior secured first lien loans, senior secured second lien loans, subordinated debt, equity and equity-related securities, non-U.S. securities, subordinated structured notes and other securities.  The use of the term “flexible:” in our name is intended to indicate that we intend to invest across a variety of economic sectors and in multiple types of securities in order to try and provide the optimal return for our investors.

We intend to seek to engage in a “liquidity event,” within five to seven years following the completion of our offering period, whereby we will seek to provide liquidity to our investors, such as (i) a listing of our shares on a national securities exchange, (ii) the sale of all or substantially all of our assets followed by a liquidation, or (iii) a merger or other transaction approved by our board of directors in which our stockholders will receive cash or shares of another company. However, there can be no assurance that we will be able to complete a liquidity event within such time frame. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the initial effective date of the registration statement of which this prospectus is a part, which we expect to be approximately September 26, 2022. We may, in our discretion, extend the term of the offering indefinitely.

Merger and Accounting Survivor

On March 31, 2019, Pathway Capital Opportunity Fund, Inc. (“PWAY”) merged with and into us (the “Merger”).  As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc. (“TPIC”)).  In connection with the Merger, Prospect Flexible Income Management, LLC, an affiliate of PWAY, became our investment adviser, and Prospect Administration LLC, an affiliate of the Adviser, became our administrator. Effective August 5, 2020, we changed our name to Prospect Flexible Income Fund, Inc.

Although PWAY merged with and into us, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this prospectus and in the reports that we file with the Securities and Exchange Commission (the “SEC”).

Status of Our Ongoing Public Offering

As of August 25, 2020, we have sold a total of 1,875,858 shares of common stock, including 198,792 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $ 26.3 million.

Below is a summary of the ongoing public offering of shares of our common stock during the calendar years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019(1)		2018(2)		2017(2)
	Shares	Amount	Shares	Amount	Shares	Amount
Gross proceeds from Offering	26,308	307,034	158,267	2,080,405	440,963	6,385,593
Reinvestment of Distributions	61,774	666,735	29,466	346,702	22,461	291,697
Commissions and Dealer Manager Fees		(15,088)		(199,991)		(606,188)
Net Proceeds to Company from Share Transactions	88,082	958,681	187,733	2,227,116	463,424	6,071,102

(1)	Reflects ongoing public offering of shares of the Company in the capacity as TPIC (from January 1, 2019 through March 31, 2019) and in the capacity as FLEX (from April 1, 2019 through December 31, 2019).

(2)	Reflects ongoing public offering of shares of the Company in the capacity as TPIC.

During the calendar years ended December 31, 2019, 2018 and 2017, 26,308.29, 158,266.54, and 440,963.13 shares of common stock were sold, respectively, for gross proceeds of approximately $307,034, $2,080,405 and $6,385,593, respectively, at an average price per share of $11.67, $13.14, and $14.48, respectively.  The increase in capital in excess of par value during the calendar years ended December 31, 2019, 2018 and 2017 also includes reinvested stockholder distributions of $666,735, $346,702, and $291,697, respectively, for which 61,774, 29,466.05, and 22,461.05, shares of common stock were issued, respectively.

Prior to the Merger, selling commissions and dealer manager fees included selling commissions of up to 7.0% of the gross offering proceeds of Class A Shares sold and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold.  Following the Merger, selling commissions were reduced to up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering and the dealer manager fee remained at up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering.  All or a portion of the selling commissions and dealer manager fees, as applicable, may be paid to selected participating broker-dealers and financial representatives. Such selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Compensation of Our Dealer Manager and Investment Adviser” and “Plan of Distribution” for additional information.

About Our Adviser

Prospect Flexible Income Management, LLC serves as our investment adviser.  Our Adviser is registered as an investment adviser under the Advisers Act and provides services to us pursuant to the terms of an investment advisory agreement between us and our Adviser, or the Investment Advisory Agreement.  Our Adviser’s investment activities are led by a team of investment professionals from the investment and operations team of Prospect Capital Management. Our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in infrastructure companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly traded investment companies. Most of the finance professionals of our Adviser were closely involved with the operation of PWAY prior to the Merger.  In addition, most of our finance professionals are also involved in the operation, management and regulatory compliance of two affiliated funds,  Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market that had total assets of approximately $5.2 billion as of March 31, 2020, and Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via SSN investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.

Our Adviser does not currently have employees, but has access to certain investment, finance, accounting, legal and administrative personnel of Prospect Capital Management and Prospect Administration and may retain additional personnel as our activities expand. In particular, certain personnel of Prospect Capital Management will be made available to our Adviser to assist it in managing our portfolio and operations, provided that they are supervised at all times by our Adviser’s management team.

M. Grier Eliasek, the President and Chief Operating Officer of our Adviser, also serves as our Chairman, Chief Executive Officer and President. Mr. Eliasek has substantial investment and portfolio management experience. Mr. Eliasek served as the Chairman, Chief Executive Officer and President of PWAY until the Merger and is the President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation. Mr. Eliasek is also the Chief Executive Officer and President of Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via SSN investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated.

Our board of directors includes a majority of independent directors and oversees and monitors the activities of our Adviser as well as our investment portfolio and performance, and annually reviews the compensation paid to our Adviser. See “Investment Advisory Agreement” below. In addition to managing our portfolio, our Adviser provides on our behalf managerial assistance to those of our portfolio companies to which we are required to provide such assistance.  We have the right to terminate the Investment Advisory Agreement upon 60 days’ written notice to our Adviser, and our Adviser has the right to terminate the Investment Advisory Agreement upon 120 days’ written notice to us.

Wuhan Virus

On March 11, 2020, the World Health Organization declared the coronavirus (“Wuhan Virus”) as a global pandemic and recommended containment and mitigation measures worldwide. As of the three months ended March 31, 2020, and subsequent to March 31, 2020, the Wuhan Virus pandemic has had a significant impact on the U.S. and global economy and on us. We have experienced an increase in unrealized depreciation of our investment portfolio due to decreases in fair value of its investments attributable to the impact of the Wuhan Virus pandemic on the markets.

The extent of the impact of the Wuhan Virus pandemic on the financial performance of our current and future investments will depend on future developments, including the duration and spread of the virus, related advisories and restrictions, and the health of the financial markets and economy, all of which are highly uncertain and cannot be predicted. To the extent our portfolio companies are adversely impacted by the effects of the Wuhan Virus pandemic, it may have a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the results of operations and financial condition of our portfolio companies. See “Risk Factors.”

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding whether to invest in shares of our common stock. The following are some of the risks an investment in us involves:

●	Disruptions or instability in capital markets, including those caused by the ongoing Wuhan Virus pandemic, could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.

●	Economic, political and market conditions, including as a result of the Wuhan Virus pandemic, may adversely affect our portfolio companies and our business, results of operations and financial condition, including our revenue growth and profitability.

●	We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future, if ever. Therefore, you should not expect to be able to sell your shares. No stockholder will have the right to require us to repurchase any of his or her shares.

●	The amount of distributions, if any, we may make is uncertain. In particular, if the current period of market disruption and instability caused by the Wuhan Virus pandemic continues for an extended period of time, our ability to declare and pay distributions on our shares may be adversely impacted. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds and borrowings. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. Therefore, portions of the distributions that we make may represent a return of capital to you and reduce the amount of capital available to us for any investments. Any capital returned to you through distributions will be distributed after payment of fees and expenses. Moreover, a return of capital will generally not be taxable but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when such common stock is sold.

●	We have qualified and intend to annually qualify as a RIC for U.S. federal income tax purposes, but may fail to do so. Such failure would subject us to corporate-level U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.

●	As a result of the annual distribution requirement to qualify as a RIC, in order to fund new investments we will likely need to continually raise cash or make borrowings. At times, these sources of funding may not be available to us on acceptable terms, if at all.

●	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative effect on our investments.

●	Because our portfolio companies will typically not be publicly-traded, a significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors. As a result, there could be uncertainty as to the actual market value of our portfolio investments.

●	Investing in small and mid-sized private companies involves a number of significant risks related to their size, limited experience, limited financial resources, and greater dependence on the management talents and efforts of a smaller group of persons, and less predictable operating results. Such risks may lead to increased risk of loss of private equity investments and greater risk of default on debt investments. In addition, evaluating such companies for investment may be more difficult due to the lack of publicly available information and often to accounting policies that are less sophisticated than those used by larger companies.

●	We may make debt investments or finance transactions with debt instruments which may issue warrants attached to such debt instruments or make payments in kind, or PIK, interest payments that are capitalized for some portion or over the life of the loan. PIK loans generally represent a significantly higher credit risk than coupon loans. PIK loans have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral.

●	SSNs typically will have no significant assets other than their underlying senior secured loans; payments on SSN investments are and will be payable solely from the cash flows from such senior secured loans.

●	Our CLO investments will be exposed to leveraged credit risks.

●	There is the potential for interruption and deferral of cash flow from CLO investments.

●	The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.

●	The inability of an CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.

●	Our CLO investments are subject to prepayments and calls, increasing re-investment risk.

●	We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which it invests.

●	We have limited control of the administration and amendment of any CLO in which we invest.

●	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in an CLO vehicle defaults on our payment obligations or fails to perform as we expect.

●	Non-investment grade debt (which is often referred to as “high yield” or “junk”) involves a greater risk of default and higher price volatility than investment grade debt.

●	We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.

●	The application of the risk retention rules under Section 941 of the Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

●	We have not identified specific investments that we will make with the proceeds of this offering. Therefore, at the time of your investment, you will not have opportunity to evaluate our future investments prior to purchasing shares of our common stock.

●	Significant delays may occur in the deployment of the capital raised from this offering. These delays can be caused by a number of factors, including market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution. Any delays in the deployment of capital may make it more difficult for us to achieve our investment objectives and our returns may be adversely affected.

●	There is a highly competitive market for attractive investment opportunities. If we, through our Adviser, are unable to find suitable investments in a timely manner, we may not be able to obtain our objectives or pay distributions.

●	We intend to invest primarily in syndicated senior secured first lien loans, syndicated senior secured second lien loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies. Investments in such companies have particular risks. Equity investments are the least secured investments within a company’s capital structure and, accordingly, pose a risk of loss of the entire investment. For our senior secured first lien and senior secured second lien debt investments, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, all of which may lead to the impairment or loss of principal.

●	An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, an illiquid market which may affect our ability to exit investments, and more limited access to capital, which could add financial stress to such companies.

●	As a non-diversified fund, we may focus our investments in companies in a particular industry or industries, which could magnify the impact of any adverse events on our operating results due to such industry or industries.

●	We have entered into a credit facility that we intend to use to make investments. See “—Credit Facility.” As a result, we will be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our shares. Moreover, any assets we may acquire with leverage will be subject to base management fees payable to our Adviser and, accordingly, such fees will be higher than if we did not use leverage, whether or not the leveraged investments are ultimately successful.

●	In connection with our credit facility, a significant portion of our assets have been pledged as collateral under such credit facility. In the event that we default under such a credit facility or any other future borrowing facility, our business could be adversely affected as we may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support covenants and working capital requirements under any credit or borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

●	We may issue preferred stock with rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. In addition, preferred stock will subject us to additional legal requirements under the Company Act. We currently do not intend to issue any preferred stock during the first year following the date of this prospectus.

●	Market conditions could have an adverse effect on the capital markets and reduce the availability of equity and debt capital for the market as a whole and financial firms in particular. These conditions would make it more difficult for us to achieve our investment objectives.

●	Events outside of our control, including public health crises (such as the Wuhan Virus pandemic), may negatively affect our results of operations and financial performance.

●	We may pursue growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. Attempts to expand our business involve a number of special risks, including some or all of the following: (1) the required investment of capital and other resources, (2) the assumption of liabilities in any acquired business, (3) the disruption of our ongoing business and (4) increasing demands on our operational and management systems and controls.

●	If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

●	Our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, the Adviser may be incentivized to enter into investments that are riskier or more speculative than would otherwise be the case for the potential for greater incentive based fees under the Investment Advisory Agreement.

●	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets underperform.

●	Our Adviser and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

●	We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

●	The purchase price at which you purchase shares will be determined at each closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

●	Our portfolio investments, especially until we raise significant capital from this offering, may consist of a limited number of investments, which would magnify the effect of any losses suffered in a few of these investments.

●	One of our potential exit strategies is to list our shares for trading on a national exchange, although there can be no assurance that we ever list our shares on a national exchange. Shares of publicly-traded, closed-end investment companies frequently trade at a discount to their net asset value per share. In such case, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

Prospective investors should realize that factors other than those set forth in this prospectus may ultimately affect the investment offered pursuant to this prospectus in a manner and to a degree which cannot be foreseen at this time.

Credit Facility

On May 16, 2019, we established a $50 million senior secured revolving credit facility (the “Credit Facility”) with Royal Bank of Canada, a Canadian chartered bank (“RBC”), acting as administrative agent. In connection with the Credit Facility, our wholly owned financing subsidiary, Prospect Flexible Funding, LLC (formerly known as TP Flexible Funding, LLC) (the “SPV”), as borrower, and each of the other parties thereto, entered into a Revolving Loan Agreement, dated as of May 16, 2019 (the “Loan Agreement”).  The SPV is a wholly-owned subsidiary of the Company that was formed to facilitate the transactions under the Credit Facility.  Under the terms of the Credit Facility, the SPV holds certain of the securities that would otherwise be owned by the Company to be used as the borrowing base and collateral under the Credit Facility.  Income paid on these investments is distributed to the Company pursuant to a waterfall after taxes, fees, expenses, and debt service.   The lenders under the Credit Facility have a security interest in the investments held by the SPV.  Although these investments are owned by the SPV, because the SPV is a wholly-owned subsidiary of the Company, the Company is subject to all of the benefits and risks associated with the Credit Facility and the investments held by the SPV.

The Credit Facility matures on May 21, 2029 and generally bears interest at a rate of three-month LIBOR plus 1.55%. However, on May 11, 2020, the Company agreed to an increased interest rate of three-month LIBOR plus 2.20% on the Credit Facility for the period between May 16, 2020 to November 15, 2020. The Credit Facility is secured by substantially all of the SPV’s properties and assets. Under the Loan Agreement, the SPV has made certain customary representations and warranties and is required to comply with various covenants, including reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

Potential Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured first lien loan and senior secured second lien loan asset classes, as well as investments in debt and equity securities of middle market companies.

Potential Opportunity in Middle Market Private Companies

We believe the middle market lending environment provides opportunities for us to meet our objective of making investments that generate attractive risk-adjusted returns as a result of a combination of the following factors:

Large Addressable Market. According to Leveraged Commentary & Data, institutional leveraged loan issuance (senior secured loans and second lien secured loans) remained strong in 2019 at approximately $490 billion. We believe that there exists a large number of prospective lending opportunities for lenders, which should allow us to generate substantial investment opportunities and build an attractive portfolio of investments.

Strong Demand for Debt Capital. We expect that private equity firms will continue to be active investors in middle market companies. These private equity funds generally seek to leverage their investments by combining their capital with loans provided by other sources, and we believe that our investment strategy positions us well to invest alongside such private equity investors. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.45 trillion as of December 2019, will continue to drive deal activity.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Attractive Deal Structure and Terms

We believe senior secured debt provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry less potential risk than other investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

The chart below illustrates examples of the collateral used to secure senior secured first lien debt and senior secured second lien debt.

Investments in Floating Rate Debt

A large portion of the investments we expect to make in middle market companies are expected to be in the form of floating rate debt instruments. These floating rate debt instruments are expected to be below investment grade rated (which are often referred to as “high yield” or “junk”).  Floating rate loans have a base rate that adjusts periodically plus a spread over the base rate. The base rate is typically the three-month London Interbank Offered Rate (“LIBOR”), and resets every 30-90 days. As LIBOR increases, the income stream from these floating rate instruments will also increase. Syndicated floating rate debt offers certain benefits:

Adjustable coupon payment. Floating rate loans are structured so that interest rates reset on a predetermined schedule. As a result, when interest rates rise, coupon payments increase, and vice versa, with little lag time (typically 90 days or less). This feature greatly reduces the interest rate risk, or duration risk, inherent in high yield bonds, as the value of high yields bonds may decline in an increasing interest rate environment because their interest rates do not reset. For example, as short-term rates rise, the value of a high yield bond typically will decline while the value of a floating rate loan typically will remain stable because its interest rate will reset.

Priority in event of default. In the event of a default, floating rate loans typically have a higher position in a company’s capital structure, have first claim to assets and greater covenant protection than high yield bonds. As a result, floating rate loans have generally recovered a greater percentage of value than high yield bonds. Also, the default rate for floating rate loans has historically been lower than defaults of high yield bonds.

Reduced volatility. The return of floating rate loans has historically had a low correlation to most asset classes and a negative correlation with some asset classes. Therefore, adding floating rate loans to a portfolio should reduce volatility and risk.

Investment Objectives and Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Our target credit investments are expected to typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size may vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

As part of our investment objective to generate current income, we expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which is often referred to as “high yield” or

“junk”) and in limited circumstances, unrated, senior secured loans. Our investment portfolio is expected to consist primarily of debt securities.

When identifying prospective portfolio companies, we expect to focus primarily on the attributes set forth below, which we believe should help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we chooses to invest. These attributes are:

●	Defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.
●	Proven management teams. We expect to focus on companies that have experienced management teams with an established track record of success.
●	Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.
●	Viable exit strategy. We will attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.
●	Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.
●	Private equity sponsorship. Often, we will seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. Our Adviser’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise, which could provide additional protections for our investments.

We will be subject to certain regulatory restrictions in making our investments. On January 13, 2020, we received a co-investment exemptive order from the SEC (the “Order”) granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise be prohibited under the Company Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.”  These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

Our portfolio is expected to be comprised primarily of investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies. In addition, a portion of our portfolio may be comprised of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. Our Adviser will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured first lien debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by senior secured second lien debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on our Adviser’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

As a BDC, we are permitted under the Company Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. At the annual meeting of stockholders held on March 15, 2019 (the “2019 Annual Meeting”), TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%.  As a result, we are allowed to increase our leverage capacity effective as of March 16, 2019.  The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors – Risks Relating to Our Business and Structure.”

Investment Process

The investment professionals utilized by our Adviser have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and its affiliates. In club deals, the Company along with other investors (including affiliates of the Company) pool their assets together to purchase securities collectively. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and its affiliates will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial review. In its initial review of an investment opportunity, our Adviser’s professionals will examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis will be conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.

Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

●	a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and projected financial results;
●	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;
●	on-site visits, if deemed necessary;
●	background checks to further evaluate management and other key personnel;
●	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;
●	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and
●	a review of management’s experience and track record.

Execution

Recommendation. The professionals of our Adviser will recommend investment opportunities for its approval. Our Adviser seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its investment process, which includes (i) the pre-review of each opportunity by one of its investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.

Approval. After completing its internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.

Post-Investment Monitoring

Portfolio Monitoring. Our Adviser intends to monitor our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser expects to work closely with, as applicable, the lead equity sponsor, loan syndicator or agent bank, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors will determine the fair value of such investments in good faith, utilizing the input of our valuation committee, our Adviser and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party pricing services and independent third-party valuation services, if applicable.

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Adviser, will retain any fees paid for such assistance.

Exit

We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we will focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.

Administration

We have entered into an administration agreement with our Administrator (as amended and restated, the “Administration Agreement”) pursuant to which our Administrator performs certain administrative functions on our behalf.

We compensate our Administrator by payment of service fees approved by our independent directors which will reimburse the Administrator for our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the cost of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs.  See “Administrative Services.”

Plan of Distribution

This is a continuous offering of our Class A Shares on a best efforts basis as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, which will be subject to SEC review, to allow us to continue this offering for up to three years from the date this registration is first declared effective by the SEC.  This offering must also be registered in every state in which we offer or sell shares. Generally, such state registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Our Dealer Manager is Triton Pacific Securities, LLC, which is a member of FINRA, and the Securities Investor Protection Corporation, or SIPC.  Triton Pacific Securities, LLC is an affiliated entity of our former investment adviser and is partially owned by one of our directors, Craig Faggen.

The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. Shares will be offered at an offering price of $9.33 per share. We will seek to avoid interruptions in the continuous offering of shares of our common stock; we may, however, to the extent permitted or required under the rules and regulations of the SEC, supplement this prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus. In general, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. We will supplement this prospectus in the event that we need to change the public offering price. There can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 for Class A Shares and pay such amount at the time of subscription. You should make your check payable to “Prospect Flexible Income Fund, Inc.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your shares, proceeds will be held by us without the payment of interest. See “How to Subscribe.”

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, the Dealer Manager will receive an upfront sales load of up to 9% of the gross proceeds received on Class A Shares sold in this offering all or a portion of which may be paid to selected broker-dealers and financial representatives. The upfront sales load consists of upfront selling commissions of up to 6.0% of the gross proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering. The upfront selling commissions and dealer manager fees will not be paid in connection with purchases of shares pursuant to our distribution reinvestment plan. In addition to the upfront selling commissions and dealer manager fees, the Adviser may pay our

Dealer Manager a fee (the “Additional Selling Commissions”) equal to no more than 1.0% of the net asset value per share per year. Our Dealer Manager will reallow all or a portion of the Additional Selling Commissions to participating broker-dealers. The Additional Selling Commissions will not be paid by our shareholders. The Adviser will cease making these payments to our Dealer Manager with respect to each share upon the earliest to occur of the following: (i) the date when the aggregate underwriting compensation would exceed that permitted under Conduct Rule 2310 of FINRA over the life of the offering, which equals 10% of the gross offering proceeds from the sale of shares in this offering (excluding shares purchased through our distribution reinvestment plan); (ii) the date of a liquidity event; (iii) the date that such share is redeemed or is no longer outstanding; (iv) the date when the aggregate upfront selling commission, dealer manager fees, and payments from the Adviser together equal 10% (or such other amount, as determined by the Adviser) of the actual price paid for such share; or (v) the date when Prospect Flexible Income Management, LLC no longer serves as our investment adviser.

All or a portion of the upfront selling commissions and dealer manager fees, as applicable, may be paid to selected broker-dealers and financial representatives.  In addition, the upfront sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates.  The Dealer Manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

Administrator

Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities, equipment, clerical, bookkeeping and record keeping services.  Our Administrator performs, assists us in performing or oversees the performance of our required administrative services, which include, among other things, maintaining required financial records, preparing, printing and disseminating reports to our stockholders, assisting us in publishing our net asset value per share, overseeing the preparation and filing of our tax returns, and, generally, overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. At the time of this offering, we have contracted with Phoenix American Financial Services, LLC, or Phoenix, to act as our transfer agent, plan administrator, distribution paying agent and registrar. We have also engaged Bank of New York Mellon and affiliated entities to act as our custodian and have engaged U.S. Bank National Association to act as custodian under our Credit Facility. TPIC’s Board of Directors, including all of its independent directors, approved the Administration Agreement at a special meeting held on August 3, 2018 and our board of directors approved an amended and restated version of the Administration Agreement on or about July 17, 2019.  The Administration Agreement was most recently approved by our board of directors, including by a majority of our independent directors, on June 17, 2020.

Suitability Standards

The shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. As a result, we have established suitability standards in accordance with policies of the North American Securities Administrators Association, Inc., also known as NASAA, which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on the investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the investor’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of certain specific states, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described above, and in greater detail below, may purchase shares of our common stock and should proceed as follows:

●	Read this entire prospectus and all of its accompanying appendices and supplements.

●	Complete an execution copy of the subscription agreement in full, including residence address and taxpayer identification or social security number. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

●	Deliver a check or send a wire for the desired investment amount, to which we will ascribe the proper number of shares of our common stock (depending on the then current price of the shares), along with the completed subscription agreement, to the participating broker-dealer or directly to the address below. You should make your check payable to “Prospect Flexible Income Fund, Inc.” After you have satisfied the minimum purchase requirement, additional purchases may be made, but must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

●	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor will attest that he or she meets the suitability standards stated in the subscription agreement and agrees to be bound by all of its terms.

Questions may be directed to:

Triton Pacific Securities, LLC

34232 Pacific Coast Highway, Suite B

Dana Point, CA 92629

Phone: (949) 429-8500

Fax: (844) 943-4995

E-mail: investors@tritonpacificinvestments.com

Checks should be made payable to:

Prospect Flexible Income Fund, Inc.

Subscriptions should be directed to:

Prospect Flexible Income Fund, Inc.

c/o Phoenix American Financial Services, Inc.

2401 Kerner Blvd.

San Rafael, CA 94901

Subscription monies should be wired to:

Bank of the West
ABA Routing: 121100782
Account: 046489662
Petaluma, CA

Beneficiary:  Phoenix American Financial Services, Inc., as Trustee for Prospect Flexible Income Fund, Inc.

We accept subscriptions and admit new stockholders on a weekly basis, but we may hold closings on more frequent basis, or on a monthly basis, in our discretion.  Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without interest and without deduction for any expenses within ten business days from the date of rejection. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus.

If an IRA, Keogh plan or 401(k) plan is investing, its trustee must process, sign and forward to us the subscription agreement. We will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

The following table sets forth our estimate of how we intend to use the gross proceeds of this offering. Information is provided assuming that we sell the maximum $300,000,000 of shares registered in this offering. The amount of our net proceeds may be more or less than the amounts set forth in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering. As of August 25, 2020, we have sold a total of 1,875,858 shares of common stock, including 198,792 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $ 26.3 million.

We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses and repayment of amounts outstanding under the Credit Facility. However, we have not established limits on the use of proceeds from this offering or the amount of funds we may use from available sources to make distributions to our stockholders.  We will have significant ability in the use of the proceeds of this offering and we may use them in ways with which investors may not agree or for purposes other than those contemplated.

There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it generally will take us between 30-90 days for us to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate, and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds. Pending such use, we will invest the net proceeds primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC.  During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. To the extent that there are significant delays in the deployment of the capital raised from this offering (whether due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution or otherwise), it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the sales load may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Sale of $150,000,000 of Class A Shares		Sale of $300,000,000 of Class A Shares
	Amount	%	Amount	%
Gross Proceeds	$150,000,000	100.00%	$300,000,000	100.00%
Less:
Sales Load	$13,500,000	9.00%	$27,000,000	9.00%
Offering Expenses	$3,000,000	2.00%	$6,000,000	2.00%
Operating expenses and working capital	$750,000	0.50%	$1,500,000	0.50%
Net Proceeds/Amount Available for Investments and Distribution Payments to Investors(1)	$132,750,000	88.50%	$265,500,000	88.50%

(1)	The North American Securities Administrators Association, or NASAA, Omnibus Guidelines require that organizational and offering expenses plus any type of acquisition fees, acquisition commissions or acquisition expenses be limited, in the aggregate, to 18% of the proceeds and that at least 82% of proceeds be invested in portfolio investments.

Special Repurchase Offer

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%.  Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we were required to commence four repurchase offers, which we refer to as the special repurchase offer, in accordance with the requirements of Section 61(a)(2)(D)(ii) of the Company Act, to allow all of the former stockholders of TPIC, as of March 15, 2019 (the date of the 2019 Annual Meeting) (the “Eligible Stockholders”) to tender to us up to 100% of their shares that were held as of that date. Former stockholders of PWAY and stockholders who purchased or acquired their shares after that date were not eligible to participate in the special repurchase offer. The special repurchase offer was separate and apart from our share repurchase program discussed below.

The special repurchase offer consisted of four quarterly tender offers. Each of the four tender offers that is part of the special repurchase offer allowed the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting.  The repurchase price for any shares tendered during the special repurchase offer was equal to the NAV per share of our common stock as of the date of each such repurchase. Each Eligible Stockholder had not less than 20 business days from the date of notice of such tender offer to elect to tender their shares back to us.

The following table summarizes the shares repurchased during each tender offer period of the special repurchase offer:

Special Repurchase Offer Tender Period	Shares Repurchased	Dollar Amount	Price Paid Per Share
05/24/2019 – 06/24/2019	49,900	$495,506	$9.93
09/06/2019 – 10/04/2019	34,489	$326,262	$9.46
11/21/2019 – 12/24/2019	51,715	$460,786	$8.91
03/12/2020 – 04/09/2020	52,987	$426,546	$8.05
Total	189,091	$1,709,100

Share Repurchase Program

General

 We commenced our share repurchase program in the second quarter of 2016 in our capacity as TPIC.  Under this program, on a quarterly basis we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the Company Act. In months in which we repurchase shares, we intend to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering.  Any offer to repurchase shares will be conducted solely through tender offer materials sent to each stockholder and is not being made in this prospectus.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of additional shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We further anticipate that we will offer to repurchase such shares at the net offering price in effect for the applicable class as of the date of repurchase.

Our board of directors is not required to continue the share repurchase program and may amend, suspend or terminate the share repurchase program upon 30 days’ notice. In deciding whether to make repurchase offers, our board of directors will consider the requests it has received from stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we may repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you submit for repurchase. If we do not repurchase the full amount of your shares submitted for repurchase or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the Company Act.

We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting class relief from Regulation M under the Exchange Act, in connection with our share repurchase program. See “Share Repurchase Program.”

Since the Merger, we have completed one tender offer pursuant to our share repurchase program.  That tender offer expired on February 19, 2020 and a total of 166,707 shares were validly tendered and not withdrawn pursuant to the offer as of such date. In accordance with the terms of the offer, we purchased 19,743 shares validly tendered and not withdrawn at a price equal to $10.70 per Share for an aggregate purchase price of approximately $211,246.

On June 9, 2020, under our share repurchase program, we made an offer to purchase  up to the number of shares of our issued and outstanding Class A common stock we can repurchase with the proceeds we receive from the issuance of shares under our distribution reinvestment plan prior to the expiration of the offer.  The Tender Offer was for cash at a price equal to the net offering price per share determined as of July 10, 2020.  The Tender Offer expired at 4:00 P.M., Eastern Time, on July 8, 2020, and a total of 65,266 shares were validly tendered and not withdrawn pursuant to the Tender Offer as of such date. In accordance with the terms of the Tender Offer, we purchased 28,786 shares validly tendered and not withdrawn at a price equal to $8.25 per share for an aggregate purchase price of approximately $237,488.

Liquidity Strategy

We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter and we do not expect any secondary market in our shares to develop in the foreseeable future, if ever.  We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the initial effective date of the registration statement of which this prospectus is a part, which we expect to be approximately September 26, 2022. We may, in our discretion, extend the term of the offering indefinitely.  While a

BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of private investment funds, instead of managing to quarterly market expectations, and to pursue longer term investment objectives.

As a result, however, you should not expect to be able to resell your shares.  We commenced our share repurchase program in the second quarter of 2016 in our capacity as TPIC, but only a limited number of shares will be eligible for repurchase by us under this program.  To the extent the portfolio has not been liquidated between five and seven years following the completion of this offering, we currently intend to seek a liquidity event; however, although our offering period currently extends to approximately September 26, 2022, we may extend this offering indefinitely and, as a result, the timing of any liquidity event is uncertain and may also be extended indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event.  We may determine not to pursue a liquidity event if we believe that the current market conditions are not favorable for a liquidity event and that such conditions will improve in the future.  A liquidity event could include (i) the listing of our shares on a national securities exchange, (ii) a merger, or other transaction approved by our board of directors in which our stockholders will receive cash or shares of another company, including a company that is an affiliate of us or (iii) the sale of all or substantially all of our remaining assets followed by a liquidation. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance, however, that we will be able to complete a liquidity event within such time frame.  Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible).  However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

In making a determination of what type of liquidity event is in the best interests of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.  Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team.  If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

We have entered into the Investment Advisory Agreement with our Adviser. We pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to the Investment Adviser and any incentive fees it earns is ultimately borne by our stockholders.

Base Management Fee.  The base management fee is calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee was calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement fell, and was appropriately adjusted for any share issuances or repurchases. Subsequently, the base management fee is payable quarterly in arrears, and is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

The incentive fee consists of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. For purposes of this fee “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The subordinated incentive fee on income is subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. Operating expenses are included in the calculation of the subordinated incentive fee on income.

We pay our Adviser a subordinated incentive fee on income for each calendar quarter as follows:

●	No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5%.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. This reflects that once the preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Investment Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.

See “Investment Advisory Agreement” for a description of the management services fees payable to our Adviser pursuant to such agreement and “Compensation of the Dealer Manager and the Investment Adviser” for a more detailed description of these fees.

Conflicts of Interest

Our Adviser and certain of its affiliates will have certain conflicts of interest in connection with the management of our business affairs. These include, but are not limited to, the following:

●	The directors, officers and other investment personnel of our Adviser allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including other funds they manage as well as any future investment programs they or affiliated entities may sponsor.

●	The compensation we will pay to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation will be payable, in most cases, whether or not our stockholders receive distributions and will be based, in part, on the value of our assets, including any indebtedness.

●	We compete with certain affiliates for investments, including Prospect Capital Corporation and Priority Income Fund, Inc., subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf.

●	The potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in our best interests, and, since the base management fee is based on gross assets, our Adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees.

●	Under the Investment Advisory Agreement, the base management fee we pay our Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, our Adviser may benefit when we incur additional debt or increase our use of leverage to acquire additional assets. This fee structure may encourage our Adviser to cause us to borrow more money to finance additional investments. In addition, under the Investment Advisory Agreement, our Adviser will receive an income incentive fee based on our performance. As a result, our Adviser could be encouraged to use additional leverage or take additional risk to increase the return on our investments.

●	Regardless of the quality of the assets acquired, the services provided to us or whether we pay distributions to our stockholders, our Adviser will receive certain fees in connection with the management and sale of our investments.

●

Our Adviser and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser.

●	The investment personnel of our Adviser and its affiliates allocate their time between assisting our Adviser in connection with identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in their capacity as personnel of Prospect Capital Management, the investment adviser to Prospect Capital Corporation, and Priority Senior Secured Income Management, the investment adviser to Priority Income Fund, Inc.

●	We may compete with other funds managed by affiliates of our Adviser for investment opportunities, subjecting our Adviser and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to us.

●	From time to time, to the extent consistent with the Company Act and the rules and regulations promulgated thereunder, we, our Adviser, their affiliates, and other clients for which the Adviser provides investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients.

●	Prospect Capital Management and its affiliates may have existing business relationships or access to material, non-public information that would prevent our Adviser from recommending certain investment opportunities that would otherwise fit within our investment objective.

●	Our Adviser and their affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours.

●	To the extent permitted by the Company Act and staff interpretations, our Adviser may seek to have us and one or more other investment accounts managed or owned by our Adviser or certain of its affiliates participate in an investment opportunity. The Order permitting us to co-invest with other funds managed or owned by our Adviser or certain affiliates grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise by prohibited by the Company Act, subject to the conditions included therein. Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with other funds managed or owned by our Adviser or certain affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate.
●	Our Adviser and its affiliates, including our officers and certain of our directors face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies which could result in actions that are not in the best interests of our stockholders.

●	Although the valuation of our investments is ultimately approved by our independent directors, our Adviser plays a role in valuing our investments, including by preparing reports based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser's investment professionals in our valuation process could result in a conflict of interest as our Adviser's management fee is based, in part, on our gross assets.

Reports to Stockholders

We file periodic reports, proxy statements and other information with the SEC. Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.flexbdc.com at the end of each fiscal quarter and fiscal year, as applicable, as will any current reports on Form 8-K that we file from time to time with the SEC. These reports will also be available on the SEC’s website at www.sec.gov.

Distributions

 As a result of PWAY being the accounting survivor in the Merger, PWAY’s distributions are also disclosed below.

We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually, as a RIC under Subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among other things, timely distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our recognized capital gains in excess of recognized capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

Our board of directors has authorized, and has declared, cash distributions on our common stock on a monthly basis since the second quarter of 2015 (in our capacity as TPIC). The amount of each such distribution is subject to our board of directors’ discretion and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and distributions will begin to accrue on the date we accept subscriptions for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., (i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, when we make a distribution, stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders.

The following tables reflect the cash distributions per share that were declared and paid on common stock by FLEX and PWAY during the fiscal years ended June 30, 2019 and June 30, 2018, respectively:

	Distributions
For the Year Ended	FLEX Class A Common Shares, per share	FLEX Class A Common Shares, Amount
Fiscal 2019
April 5, 12, 19 and 26, 2019	$0.0526	$126,413
May 3, 10, 17, 24 and 31, 2019	$0.06575	$158,426
June 7, 14, 21, and 28, 2019	$0.0524	$126,128

	Distributions
For the Year Ended	PWAY Class A Common Shares, per share(1)	PWAY Class A Common Shares, Amount
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06392	$40,009
August 2, 9, 16, 23 and 30, 2018	$0.06405	$38,180
September 6, 13, 20 and 27, 2018	$0.06076	$36,312
October 4, 11, 19 and 26, 2018	$0.05960	$35,707
November 1, 8, 15, 23 and 29, 2018	$0.05925	$34,900
December 6, 14, 21 and 28, 2018	$0.05460	$31,826
January 3, 10, 17, 24 and 31, 2019	$0.05035	$29,431
February 1, 8, 15 and 22, 2019	$0.05300	$30,573
March 1, 8, 15, 22 and 28, 2019	$0.05385	$30,658

Fiscal 2018
July 7, 14, 21 and 28, 2017 (*)	$0.07088	$42,199
August 4, 11, 18 and 25, 2017 (*)	$0.07088	$42,647
September 1, 8, 15, 22 and 29, 2017 (*)	$0.08860	$54,052
October 6, 13, 20 and 27, 2017 (*)	$0.07088	$44,531
November 2, 9, 16 and 25, 2017	$0.07088	$44,571
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$49,546
January 4, 11, 18 and 25, 2018	$0.06224	$39,547
February 1, 8, 15 and 22, 2018	$0.06880	$43,520
March 1, 8, 15, 22 and 29, 2018	$0.08365	$53,290
April 5, 12, 19 and 26, 2018	$0.06580	$42,342
May 3, 10, 17 and 24, 2018	$0.06500	$40,483
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06475	$40,427

	DISTRIBUTIONS
	PWAY Class I Common Shares, per share(1)	PWAY Class I Common Shares, Amount
For the Year Ended
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06404	$2,115
August 2, 9, 16, 23 and 30, 2018	$0.06415	$2,098

September 6, 13, 20 and 27, 2018	$0.06092	$1,994
October 4, 11, 19 and 26, 2018	$0.05976	$1,957
November 1, 8, 15, 23 and 29, 2018	$0.05940	$1,946
December 6, 14, 21 and 28, 2018	$0.05476	$1,794
January 3, 10, 17, 24 and 31, 2019	$0.05048	$1,655
February 1, 8, 15 and 22, 2019	$0.05314	$1,744
March 7, 14, 21 and 27, 2019	$0.05400	$1,772

For the Year Ended
Fiscal 2018
July 7, 14, 21 and 28, 2017 (**)	$0.07088	$2,326
August 4, 11, 18 and 25, 2017 (**)	$0.07088	$2,327
September 1, 8, 15, 22 and 29, 2017 (**)	$0.08860	$2,911
October 6, 13, 20 and 27, 2017 (**)	$0.07088	$2,330
November 2, 9, 16 and 25, 2017	$0.07088	$2,331
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$2,575
January 4, 11, 18 and 25, 2018	$0.06224	$2,303
February 1, 8, 15 and 22, 2018	$0.06880	$2,266
March 1, 8, 15, 22 and 29, 2018	$0.08370	$2,759
April 5, 12, 19 and 26, 2018	$0.06585	$2,172
May 3, 10, 17 and 24, 2018	$0.06510	$2,149
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06485	$2,141

(*) These amounts represent the distributions paid to Class R which converted into Class A.

(**) These amounts represent the distributions paid to Class I & RIA which converted into Class I.

(1) As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

On November 15, 2019, our board of directors declared distributions for the months of December 2019, January 2020 and February 2020, which reflected an annualized distribution rate of 6.0%. The distributions have weekly record dates as of the close of business of each week in December 2019, January 2020 and February 2020 and equal a weekly amount of $0.01310 per share of common stock.

On January 27, 2020, our board of directors announced an increase in the annualized rate distribution rate from 6.0% to 7.0% based on the current offering price. The 100 basis point annualized increase in the distribution rate is effective as of the January 24, 2020 record date. The distributions have weekly record dates and are payable monthly to the stockholders of record as of the close of business of each week in January 2020 and February 2020. The increased declared distributions equal a weekly amount of $0.01528 per share of common stock, a $0.00218 increase compared to the previously declared distribution weekly amount of $0.01310 per share of common stock. The distributions were paid monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
1/3/2020	2/7/2020	$0.01310
1/10/2020	2/7/2020	$0.01310
1/17/2020	2/7/2020	$0.01310
1/24/2020	2/7/2020	$0.01528
1/31/2020	2/7/2020	$0.01528
2/7/2020	3/6/2020	$0.01528
2/14/2020	3/6/2020	$0.01528
2/21/2020	3/6/2020	$0.01528
2/28/2020	3/6/2020	$0.01528

On February 7, 2020, our board of directors declared distributions for the months of March 2020, April 2020 and May 2020. The distributions were paid monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
3/6/2020	4/3/2020	$0.01528
3/13/2020	4/3/2020	$0.01528
3/20/2020	4/3/2020	$0.01528
3/27/2020	4/3/2020	$0.01528
4/3/2020	5/1/2020	$0.01528
4/10/2020	5/1/2020	$0.01528
4/17/2020	5/1/2020	$0.01528
4/24/2020	5/1/2020	$0.01528
5/1/2020	6/5/2020	$0.01528
5/8/2020	6/5/2020	$0.01528
5/15/2020	6/5/2020	$0.01528
5/22/2020	6/5/2020	$0.01528
5/29/2020	6/5/2020	$0.01528

On May 28, 2020, our board of directors declared distributions for the months of June 2020, July 2020, and August 2020. The distributions have weekly record dates as of the close of business of each week in June 2020, July 2020 and August 2020 and will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
06/05/2020	07/06/2020	$0.01179
06/12/2020	07/06/2020	$0.01179
06/19/2020	07/06/2020	$0.01179
06/26/2020	07/06/2020	$0.01179
07/06/2020	08/07/2020	$0.01179
07/10/2020	08/07/2020	$0.01179
07/17/2020	08/07/2020	$0.01179
07/24/2020	08/07/2020	$0.01179
07/31/2020	08/07/2020	$0.01179
08/07/2020	09/04/2020	$0.01179
08/14/2020	09/04/2020	$0.01179
08/21/2020	09/04/2020	$0.01179
08/28/2020	09/04/2020	$0.01179

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board of directors. For example, our board of directors may periodically declare stock distributions in order to reduce the net asset value per share, if necessary, to ensure that we do not sell shares of the applicable class at a price per share, after deducting upfront selling commissions, if any, that is below the net asset value per share of the applicable class. The timing and amount of any future distributions to stockholders will be subject to applicable legal restrictions and the sole discretion of our board of directors.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.

It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Certain U.S. Federal Income Tax Considerations.”

We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock will generally be subject to U.S. federal, state, and local taxes in the same manner as cash distributions, stockholders who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Purchases must be in the same class as the shares for which you received distributions that are being reinvested. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment will be used to calculate the purchase price for purchases under the distribution reinvestment plan.

Taxation

We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our tax earnings and profits. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset-diversification requirements and distribute annually at least 90% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Certain U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We maintain a website at www.flexbdc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus, unless explicitly stated.

FEES AND EXPENSES

The following table is intended to assist stockholders in understanding the costs and expenses that an investor in this offering will bear, directly or indirectly, based on an investor’s investment in our Class A Shares. We caution stockholders that some of the percentages indicated in the table below are estimates and may vary. This table assumes the shares are sold through distribution channels associated with the highest possible sales load. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by us, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses(1)	Class A Shares
Sales Load to Dealer Manager(2)	9.00%
Offering Expenses(3)	2.00%
Distribution Reinvestment Plan Fees(4)	0.00%
Total Stockholder Transaction Expenses	11.00%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Base Management Fees(5)	3.12%
Incentive Fees(6)	None
Interest Payment on Borrowed Funds(7)	2.76%
Acquired Fund Fees(8)	1.19%
Other Expenses (estimated) (9)	3.82%
Total Annual Expenses	10.89%
Expense support agreement/expense support limitation(10)	(0.00)
Total annual expenses (after expense support agreement/expense support limitation)	10.89%

(1) Assumes we sell $25 million worth of our common stock, which is the amount we expect to sell during the next twelve months, and also assumes we borrow approximately an additional $10.7 million under our Credit Facility for total borrowing of approximately $31.7 under the Credit Facility. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we can obtain and employ. There can be no assurance that we will sell $25 million worth of our common stock during the next twelve months or in any period thereafter.

(2) “Sales load” includes a maximum 6% upfront selling commissions and 3% dealer manager fees. Amounts are presented as a percentage of gross offering proceeds. See “Plan of Distribution” for a description of the circumstances under which an upfront selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases.

(3) Reflects estimated offering expenses of up to $500,000 if we raise $25 million in gross proceeds, including associated due diligence expenses. Includes amounts reimbursed by us to our Dealer Manager for actual expenses incurred by our Dealer Manager or participating broker-dealers in obtaining a due diligence review of this offering by a due diligence firm in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. Under applicable FINRA rules, total organization and offering expenses are limited to 15% of the gross offering proceeds and underwriting compensation payable to underwriters, broker-dealers or affiliates is limited to 10% of the gross offering proceeds. The 10% limit on underwriting compensation is included as part of the overall 15% limit on organization and offering expenses. Our Adviser will reimburse to us, without recourse or reimbursement by us, any organizational and offering expenses, to the extent they, taken together with selling commissions and dealer manager fees, exceed 15% of the aggregate gross proceeds from this offering.

(4) The expenses of our distribution reinvestment plan are included in “Other Expenses.” For additional information, see “Distribution Reinvestment Plan.”

(5) Our base management fee is payable quarterly in arrears and is calculated at an annual rate of 1.75% of our average total assets at the end of the two most recently completed calendar quarters. The management fee expense assumes total assets appropriately adjusted for the assumed issuance of $25 million with of common stock and assumed $31.7 million drawn on the Credit Facility. The base management fee for any partial month or quarter will be appropriately pro-rated. See “Investment Advisory Agreement— Management Services Fee — Base Management Fee.”

(6) Based on the current business plan, it is possible that we may have net investment income that could result in the payment of a subordinated incentive fee on income to the Adviser in the following twelve months. However, the subordinated incentive fee on income payable to the Adviser is based on our performance and will not be paid unless we achieve certain performance targets. For example, the subordinated incentive fee on income is payable quarterly in arrears and calculated based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a fixed preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. Since it cannot be predicted whether we will meet the necessary performance target, it has been assumed that no subordinated incentive fee on income will be paid for purposes of this table. In addition, the incentive fees payable to our Adviser includes an incentive fee on capital gains (the “Capital Gains Fee”), which is payable annually in arrears and determined as of the end of each calendar year (or upon termination of the Investment Advisory Agreement as set forth below), commencing on the effective date of the Advisory Agreement, and will equal 20.0% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In the event that the Investment Advisory Agreement terminates as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the Capital Gains Fee. See “Investment Advisory Agreement— Management Services Fee — Incentive Fee.” Since it cannot be predicted whether we will meet the necessary performance target, it has been assumed that no Capital Gains Fees will be paid for purposes of this table.

(7) Interest payments on borrowed funds represents our estimated annual interest payments based on actual interest rate terms under the Credit Facility and our anticipated drawdowns under the Credit Facility. The figure in the table assumes total borrowings under the Credit Facility of $31.7 million for the following twelve month period, and that the average annual cost of borrowings, excluding the amortization of cost associated with obtaining borrowings, on the amount borrowed is 3.65% which is based on LIBOR as of March 31, 2020 plus 220 basis points. The Credit Facility matures on May 21, 2029 and generally bears interest at a rate of three-month LIBOR plus 1.55%. However, on May 11, 2020, the Company agreed to an increased interest rate of three-month LIBOR plus 2.20% on the Credit Facility for the period between May 16, 2020 to November 15, 2020. As of March 31, 2020, we had approximately $21 million outstanding under the Credit Facility. We may in the future borrow funds from time to time to the extent we determine that the economic situation is conducive to doing so. The costs associated with our outstanding borrowings are indirectly born by our stockholders.

(8) Amount reflects the estimated annual asset management fees incurred indirectly by FLEX in connection with its investments in SSNs during the next 12 months, including asset management fees payable to the collateral managers of SSN equity tranches and incentive fees due to the collateral managers of SSN equity tranches based on the actual indirect fees incurred by FLEX as of March 31, 2020. As a percent of FLEX’s net assets, the SSN acquired fund fees are 1.19% as a percentage of FLEX's net assets. The 1.19% for FLEX are based on 4.34% of fees for the entire SSN portfolio. The 4.34% is composed of 4.34% of collateral manager fees and 0% of incentive fees. The 4.34% of collateral manager fees are determined by multiplying 0.4645% (collateral managers fees historically paid) by 9.3 (the leverage in such SSNs). The 0% of incentive fees are determined by multiplying 0% (an estimate if the SSNs were redeemed in the next 12 months and the underlying portfolios were liquidated) by 100% (the assumed amount of total assets invested in equity tranches of SSNs). However, such amounts are uncertain and difficult to predict. Future fees and expenses may be substantially higher or lower because certain fees and expenses are based on the performance of the SSNs, which may fluctuate over time. As a result of such investments, stockholders of FLEX may be required to pay two levels of fees, including fees payable under each company’s investment advisory agreement and fees charged on such investments.

(9) Other expenses include accounting, legal and auditing fees as well as the reimbursement of administrator’s costs, including compensation of the chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel of the administrator, and fees payable to independent directors. Other expenses also include expenses incurred in connection with the distribution reinvestment plan, legal fees, insurance expense and valuation costs. The amounts presented in the table reflect estimated amounts expected to be paid during the next twelve months.

(10) Pursuant to the Expense Limitation Agreement between us and our Adviser (the “ELA”), our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”).  For purposes of the ELA, the term “Operating Expenses” with respect to us, is defined to include all expenses necessary or appropriate for our operation, including but not limited to the Adviser’s base management, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses. Because the ELA is discretionary, it is not presented in the annual expenses that are expressed as a percentage of net assets attributable to common stock.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over our actual Operating Expenses for such quarter and (ii) the amount of the ELA Reimbursement which, when added to our expenses for such quarter, permits us to pay the then-current aggregate quarterly distribution to our shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) from the sum of (x) our net investment income (loss) for such quarter plus (y) our net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense for such quarter, without regard to the GAAP treatment of such expense, provided that to the extent we book accruals for any such reimbursements, such accruals shall be booked in accordance with GAAP.  In the event that we are unable to make a full payment of any ELA Reimbursements due for any applicable quarter because we do not have sufficient excess cash on hand, any such unpaid amount shall become a payable for accounting purposes and shall be paid when we have sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the waiver was made by our Adviser.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our Class A Shares. In calculating the following expense amounts, we have assumed that we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return in:

Class A Shares(1)	$204	$376	$528	$837
Class A Shares(2)	$215	$405	$575	$918

(1)	Assumes the annual return is comprised solely of investment income.
(2)	Assumes the annual return is comprised solely of capital gains and the incentive fees are 20% of the gains.

The table above is to assist you in understanding the various costs and expenses that an investor in our Class A Shares will bear directly or indirectly. This example and the expenses in the table above should not be considered a representation of our future expenses. Actual expenses may be greater or less than those assumed. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. The example assumes that all dividends and distributions, if any, are reinvested at net asset value. Depending upon the market value of our Class A Shares, reinvestment of dividends and distributions under our distribution reinvestment plan may occur at a price per share that differs from, and which could be lower than, our net asset value. See “Distribution Reinvestment Plan” for more information.

This example and the expenses in the table above should not be considered a representation of our future expenses, as actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL DATA

The following selected financial data for the fiscal years ended June 30, 2019, 2018, 2017, 2016 and 2015 is derived from FLEX’s financial statements for the fiscal year ended June 30, 2019 and PWAY’s financial statements (as the accounting survivor of the Merger) for the fiscal years ended June 30, 2018, 2017, 2016 and 2015. The interim financial information was derived from FLEX’s unaudited interim financial statements and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods.

PWAY is the accounting survivor of the Merger. As a result, its historical financial statements are included in the reports that FLEX files with the SEC and are included in the following table. We have omitted selected financial data of PWAY for the period from September 2, 2014 (date of effectiveness) to June 30, 2015 because PWAY had not yet met its minimum offering requirement and had not commenced investment operations during such period. PWAY’s fiscal year end was June 30 and as a result of it being the accounting survivor, FLEX’s fiscal year end became June 30 following the Merger. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Historical data is not necessarily indicative of the results to be expected for any future period.

The selected financial data and other financial information regarding PWAY (as the accounting survivor of the Merger) contained in this prospectus reflect PWAY’s status as an interval fund and not as a business development company. Because of this and other factors discussed in this prospectus, the historical financial information of PWAY is not necessarily indicative or predictive of the future financial results of FLEX following the Merger.

	Nine Months ended March 31, 2020 (unaudited)	June 30, 2019	June 30, 2018	June 30, 2017	June 30, 2016	June 30 2015
Statements of Operations data:
Total investment income	$2,502,863	1,410,726	$1,298,317	$1,179,924	$536,609	$0
Total expenses	2,607,283	2,943,931	1,984,880	1,655,397	1,318,664	1,333,766
Less: Expense reimbursement	(525,549)	(309,881)	(1,205,356)	(865,348)	(1,196,002)	(1,321,822)
Waiver of organization costs paid by the Adviser	-	(1,492,252)	-	-	-	(11,944)
Net Operating Expenses	2,081,734	1,141,798	779,524	790,049	122,662	-
Net investment income	421,129	268,928	518,793	389,875	413,947	-
Net realized and unrealized (loss) gain	(3,658,142)	(1,052,816)	(523,918)	375,807	(9,428)	-
Net increase (decrease) in net assets resulting from operations	(3,237,013)	(783,888)	(5,125)	765,682	404,519	-
Per share data (Class R, Class RIA and Class I)(5):
NAV (at period end)	N/A	N/A	N/A	13.53	12.81	(9.05)
Net investment income(1)	N/A	N/A	N/A	0.71	1.21	-
Net realized and unrealized (loss) gain (1)	N/A	N/A	N/A	0.68	(0.03)	-
Net increase in net assets resulting from operations (1)	N/A	N/A	N/A	1.39	1.18	-
Return of capital distributions to stockholders(2)	N/A	N/A	N/A	(0.92)	(0.75)	-
Offering costs(1)	N/A	N/A	N/A	0.03	(0.62)	-
Other(3)	N/A	N/A	N/A	0.22	(0.8)	-

Per share data (Class A)(5)(6):
NAV (at period end)	8.05	9.88	12.71	N/A	N/A	N/A
Net investment income(1)	0.18	0.91	0.79	N/A	N/A	N/A
Net realized and unrealized (loss) (1)	(1.55)	(1.11)	(0.8)	N/A	N/A	N/A
Net increase (decrease) in net assets resulting from operations (1)	(1.37)	(0.20)	(0.01)	N/A	N/A	N/A
Distributions to stockholders(2)	(0.53)	(0.57)	(0.86)	N/A	N/A	N/A
Offering costs	N/A	0.61	N/A	N/A	N/A	N/A
Other(3)	0.07	0.15	0.05	N/A	N/A	N/A
Per share data (Class I)(5)(6):
NAV (at period end)	N/A	N/A	12.73	N/A	N/A	N/A
Net investment income(1)	N/A	N/A	0.81	N/A	N/A	N/A
Net realized and unrealized (loss) (1)	N/A	N/A	(0.79)	N/A	N/A	N/A
Net increase in net assets resulting from operations (1)	N/A	N/A	0.02	N/A	N/A	N/A
Distributions to stockholders(2)	N/A	N/A	(0.86)	N/A	N/A	N/A
Other(3)	N/A	N/A	0.04	N/A	N/A	N/A
Statements of Assets and Liabilities data:
Total investment portfolio	36,454,142	24,019,563	10,940,179	12,060,436	8,378,866	-
Total assets	41,277,165	33,058,837	11,921,182	13,074,666	8,865,053	1,760,207
Credit Facility payable	21,000,000	5,500,000	1,350,000	2,625,000	1,250,000	-
Total liabilities	22,093,564	9,648,122	3,568,018	4,668,922	2,888,698	1,907,173
Total NAV	19,183,601	23,410,715	8,353,164	8,405,744	5,976,355	(146,966)
Other data:
Total return for Class R, RIA and I(4)(7)	N/A	N/A	N/A	13.20%	(1.75)%	N/A
Total return for Class A(4)(5)(6)	(14.36)%	7.52%	0.18%	N/A	N/A	N/A
Total return for Class I(4)(5)(6)	N/A	N/A	0.33%	N/A	N/A	N/A

(1) Calculated based on weighted average shares outstanding.

(2) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year or period. Distributions per share are rounded to the nearest $0.01.

(3) The amount shown represents the balancing figure derived from the other figures in the schedule and is primarily attributable to the accretive effects from the sales of PWAY’s shares and the effects of share repurchases during the last twelve months.

(4) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that distributions are reinvested in accordance with PWAY’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since PWAY’s shares are not publicly traded.

(5) On October 31, 2017, PWAY converted to an interval fund. As such, all Class R shares were converted to PWAY Class A Shares and all Class I and Class RIA shares were converted to PWAY Class I Shares.

(6) The per share data and total return include the shareholder activity prior to PWAY’s conversion to an interval fund. PWAY Class A Shares include the activity for Class R shares prior to such conversion and PWAY Class I Shares include activity for PWAY Class I Shares and Class RIA shares prior to such conversion.

(7) PWAY has omitted the financial highlights for the period from September 2, 2014 (date of effectiveness) to June 30, 2015 since PWAY had not met its minimum offering requirement and had not commenced investment operations during such period.

COMPENSATION OF OUR DEALER MANAGER AND INVESTMENT ADVISER

Our Dealer Manager receives compensation and reimbursement for services relating to this offering pursuant to a dealer manager agreement. We compensate our Adviser for the investment and management of our assets in accordance with the Investment Advisory Agreement. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The sales load may vary for different categories of purchasers and the Dealer Manager may waive all or a portion of the sales load in its discretion. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible sales load. For illustrations of how the base management fee and the incentive fee are calculated, see “Investment Advisory Agreement.”

Type of Compensation	Determination of Amount	Estimated amount for Maximum Offering $300,000,000 Total Offering)(1)
	Fees to the Dealer Manager and Participating Broker-Dealers

Sales Load

Selling Commission - Class A Shares(2)	6.0% of gross offering proceeds from the offering of Class A Shares, all or a portion of the selling commissions are expected to be re-allowed to participating broker-dealers.	$18,000,000

Dealer Manager Fee - Class A Shares(2)	3.0% of gross offering proceeds from the offering of Class A Shares, which may be re-allowed in the sole discretion of the Dealer Manager, to participating broker-dealers. In addition to the upfront selling commissions and dealer manager fees, our Adviser may pay our Dealer Manager a fee equal to no more than 1.0% of the net asset value per share per year. Our Dealer Manager may reallow all or a portion of such amounts to participating broker-dealers. Such amounts will not be paid by our stockholders.	$9,000,000
	Reimbursement to Our Investment Adviser
Other organization and offering expenses(3)	We will reimburse our Adviser for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the sales load and the other organizational and offering expenses born by us to exceed 15.0% of the gross offering proceeds (as the amount of proceeds increases). Based on our current estimate, we estimate that these expenses would be $6 million, or 2.0% of the gross offering proceeds, if we raise the maximum amount offered.	$6,000,000

	Investment Adviser Fees

Base management fee	The base management fee is payable quarterly in arrears and will be calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets (including amounts borrowed for investment purposes) at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances and repurchases. The base management fee may or may not be deferred, in whole or in part, at the discretion of our Adviser. The Adviser may take all or any part of any deferred base management fee in any other quarter it elects to do so prior to or during the occurrence of a liquidity event. Any portion of the base management fee deferred by the Adviser shall be subject to repayment by us pursuant to the terms, and subject to the limitations, contained in the ELA.	$5,250,000

Type of Compensation	Determination of Amount	Estimated amount for Maximum Offering $300,000,000 Total Offering)(1)
Subordinated Incentive Fee on Income	The subordinated incentive fee on income will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company.

Capital Gains Incentive Fee	The capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year.	These amounts cannot be estimated since they are based upon the performance of the assets held by the Company.

Other Expenses

Other Operating Expenses(3)	We will reimburse our Administrator for its expenses incurred in connection with its provision of services to us, including our allocable portion of the compensation cost payable by our Administrator to the persons it provides to us to serve as our chief executive officer, chief financial officer and chief compliance officer, as well as other administrative personnel. We will not reimburse our Administrator for personnel costs for which it receives a separate fee.	Actual expenses are dependent on actual expenses incurred by our Administrator and therefore cannot be determined at this time

(1) Assumes no reduction in the sales load.

(2) The selling commission and dealer manager fee, which make up the sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No sales load will be paid in connection with sales under our distribution reinvestment plan.

(3) The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser or its members or affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us and may also include amounts reimbursed by us to our Dealer Manager for actual bona fide due diligence expenses incurred by our Dealer Manager or participating broker-dealers in an aggregate amount that is reasonable in relation to the gross proceeds raised in this Offering and which are supported by detailed, itemized invoices. None of the reimbursements referred to above will exceed actual expenses incurred by our Adviser, its members or affiliates, and in no event will we be required to reimburse our Adviser for expenses incurred more than three years prior to the date of incurring the expense. Our Adviser will reimburse to us, without recourse or reimbursement by us, any organizational and offering expenses to the extent those expenses, when aggregated with sales load, exceed 15.0%.

Certain of the advisory fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory Agreement” and “Additional Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, our Administrator and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business and this offering.

Q:	What is a BDC?

A:	BDCs are closed-end funds that elect to be regulated as business development companies under the Company Act. As such, BDCs are subject to only certain provisions of the Company Act, as well as the Securities Act of 1933, or the Securities Act, and the Exchange Act. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as RICs for U.S. federal tax purposes. Although the management and investment professionals of our Adviser has substantial middle market investment experience investing in the equity and debt securities of middle-market companies, our Adviser, as an entity, has no prior experience managing a BDC.

Q:	What is a “RIC”?

A.	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income and gains that it timely distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset-diversification requirements. In addition, in order to obtain RIC tax treatment, a company must timely distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As an entity, our Adviser has no prior experience managing a RIC. See “Certain U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:	Who will choose which investments to make?

A:	All investment decisions will be made by our Adviser. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and annually reviews the compensation we pay to our Adviser and determines that the provisions of the Investment Advisory Agreement are carried out and that the fees payable under such agreement are reasonable in light of the services provided.

Q:	What are the risks and potential conflicts of interest involved in making an investment in your shares?

A:	For a complete description of these risks and potential conflicts, please see “Risk Factors.”

Q:	What is the experience of our Adviser?

A:

Our investment activities are managed by our Adviser. Although our Adviser has no prior experience as an entity managing a BDC or a RIC, our Adviser’s investment professionals have significant experience and an extensive track record of investing in companies, managing high-yielding debt and equity investments in infrastructure companies and have developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, while focusing on risk management. Such parties also have extensive knowledge of the managerial, operational and regulatory requirements of publicly traded investment companies and RICs. The team of investment professionals leading our Adviser’s investment activities are from the investment and operations team of Prospect Capital Management. As of March 31, 2020, our Adviser, through Prospect Capital Management, has access to 95 professionals, 42 of whom perform investment advisory functions.

M. Grier Eliasek, the President and Chief Operating Officer of our Adviser, also serves as our Chairman, Chief Executive Officer and President. Mr. Eliasek has substantial investment and portfolio management experience. Mr. Eliasek served as the Chairman, Chief Executive Officer and President of PWAY until the Merger and is the President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market that had total assets of approximately $5.2 billion as of March 31, 2020. Mr. Eliasek is also the Chief Executive Officer and President of Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, including via SSN debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. See “Management” for the experience of Mr. Eliasek and other investment personnel at our Adviser.

Q:	How does a “best efforts” offering work?

A:

When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers and other financial representatives do not have a firm commitment or obligation to purchase any of the shares of common stock.

Q:	How long will this offering last?

A:	This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part that will be subject to SEC review to allow us to continue this offering for up to three years from the initial date of effectiveness of such registration statement. In addition, although our offering period currently is expected to extend to approximately September 26, 2022, we may, in our discretion, extend this offering indefinitely. This offering must be registered in every jurisdiction in which we offer and sell shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling shares in any jurisdiction in which our registration is not annually renewed.

Q:	Will I receive a stock certificate?

A:

No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:	Who can buy shares of common stock in this offering?

A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase shares of our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:	How do I subscribe for shares of common stock?

A:	If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:	Can I invest through my IRA, Keogh or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	What kinds of fees will I be paying?

A.	There are two kinds of fees that our investors may incur. First, there are stockholder transaction expenses that consist of a one-time, upfront selling commission and organization and offering costs, each of which is calculated as a percentage of the public offering price. Second, our investors will bear the recurring fees and expenses payable by us. As an externally managed BDC, we will incur various recurring expenses, including base management fees, incentive fees and administrative costs that are payable under the investment advisory and administrative services agreement. Our investors also incur our direct expenses, including administrative expenses and other expenses incurred by us relating to our ongoing operations.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the net asset value of your shares of common stock.

Q:	Will the distributions I receive be taxable?

A:	Cash distributions by us generally will be taxable to U.S. stockholders as ordinary income or long-term capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of common stock. Under current law, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is, generally, our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

Q:	When will I get my detailed tax information?

A:	We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gains.

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	No. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, if ever. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, if ever. We intend to institute a share repurchase program, but we have limited the number of shares that we will offer to repurchase. If you wish to submit your Class A Shares for repurchase by us pursuant to our share repurchase program prior to the third anniversary of the date you were admitted as a stockholder into the Company, such shares may be subject to a contingent deferred sales charge. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.

Q:	Will I otherwise be able to liquidate my investment?

A:	We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering period; however, the offering period may extend for an indefinite period. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the initial effective date of the registration statement of which this prospectus is a part, which we expect to be approximately September 26, 2022. Although, we may in our discretion extend the term of the offering indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Q:	Who can help answer my questions?
A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the Dealer Manager at:

Triton Pacific Securities, LLC

34232 Pacific Coast Highway, Suite B

Dana Point, CA 92629

(949) 429-8500

Attention: Investor Services

www.flexbdc.com

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in us. The following should not be considered a complete summary of all the risks associated with an investment, but if any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value per share of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Except for the investments described in this prospectus, we have not identified specific investments that we will make with the proceeds of this offering, and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.

Except for the investments described in this prospectus, neither we nor our Adviser has identified, made or contracted to make any investments. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement our investment policies, evaluate our investment opportunities and structure the terms of our investments. Because investors are not able to evaluate our future investments in advance of purchasing shares of our common stock, other than those investments described in this prospectus, this offering may entail more risk than other types of offerings. This may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

For a significant time after the commencement of our offering, a substantial portion of our distributions, if any, will result from expense waivers from our Adviser, which are subject to repayment by us, and may also consist, in whole or in part, of a return of capital. In addition, we may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, and borrowings. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. Stockholders should understand that any such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense waivers. Stockholders should also understand that our future repayments may reduce the distributions that stockholders would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all.

A failure on our part to maintain our qualification as a business development company would significantly reduce our operating flexibility.

If we fail to continuously qualify as a business development company, we might become subject to regulation as a registered closed-end investment company under the Company Act, which would significantly decrease our operating flexibility. In addition, failure to comply with the requirements imposed on business development companies by the Company Act could cause the SEC to bring an enforcement action against us. For additional information on the qualification requirements of a business development company, see “Regulation” below.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things, satisfy an annual distribution requirement. As a result, in order to fund new investments, we may need to periodically access the capital markets to raise cash. We may do so by issuing “senior securities,” including borrowing money from banks or other financial institutions and issuing preferred stock, up to the maximum amount allowed under the Company Act—which allows us to borrow only in amounts such that our asset coverage, as defined in the Company Act, equals at least 150% of our gross assets less all of our liabilities not represented by senior securities, immediately after each issuance of senior securities. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability, in comparison to other companies, to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we may need to issue equity more frequently than our privately-owned competitors, which may lead to greater stockholder dilution.

If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from making distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

If we issue preferred stock, it would rank senior to our common stock in our capital structure and preferred stockholders would have separate voting rights on certain matters and might have other rights, preferences (including as to distributions) and privileges more favorable than those of our common stockholders. The presence of preferred stock could have the effect of delaying or preventing a change in control or other transaction that might provide a premium price of our common stockholders or otherwise be in your best interest. Holders of our common stock would directly or indirectly bear all of the costs associated with offering and servicing any preferred stock that we issue. We currently do not intend to issue any preferred stock.

We generally are not able to issue or sell our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders (as well as those stockholders that are not affiliated with us) approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities (less any underwriting commission or discount). If our common stock trades at a discount to our net asset value per share, this restriction could adversely affect our ability to raise capital.

We also may make rights offerings to our stockholders at prices less than net asset value per share, subject to applicable requirements of the Company Act. If we raise additional funds by issuing more shares of our common stock or issuing senior securities convertible into, or exchangeable for, our common stock, the percentage ownership of our stockholders may decline at that time and our stockholders may experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future on terms favorable to us or at all.

In addition, we may in the future seek to securitize our portfolio securities to generate cash for funding new investments. To securitize loans, we would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary. We would then sell interests in the subsidiary on a non-recourse basis to purchasers and we would retain all or a portion of the equity in the subsidiary. An inability to successfully securitize our loan portfolio could limit our ability to grow our business or fully execute our business strategy and may decrease our earnings, if any. The securitization market is subject to changing market conditions and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our portfolio might expose us to losses as the residual investments in which we do not sell interests will tend to be those that are riskier and more apt to generate losses. The Company Act also may impose restrictions on the structure of any securitization.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there could be uncertainty as to the actual market value of our portfolio investments.

Under the Company Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. Since most of our investments will not be publicly-traded or actively traded on a secondary market, our board of directors will determine their fair value quarterly in good faith.

Factors that may be considered in determining the fair value of our investments include: dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any related collateral, the earnings of the portfolio company and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value per share on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Because our business model depends to a significant extent upon the business relationships of our Adviser, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Adviser will depend on its relationships and those of its affiliates with private sponsors, investment banks and commercial banks, and we may rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser or its affiliates fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s and its affiliates’ professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

The amount and timing of distributions are uncertain and distributions may be funded from the proceeds of this offering and may represent a return of capital.

The amount of any distributions we pay is uncertain. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. We may fund distributions from the uninvested proceeds of our public offering and borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or borrowings to make any such distributions. If we borrow money to fund cash distributions, the costs of such borrowings will be borne by us and, indirectly, by our stockholders. Therefore, portions of the distributions that we pay may represent a return of your capital rather than a return on your investment, which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.

We may not be able to pay you distributions, and our distributions may not grow over time. Our ability to pay distributions might be adversely affected by, among other things, the effect of one or more of the risk factors described in this prospectus. In particular, if the current period of market disruption and instability caused by the Wuhan Virus pandemic continues for an extended period of time, our ability to declare and pay distributions on our shares may be adversely impacted. Under such circumstances, our distributions may not be consistent with historical levels, may not grow over time, and may partially comprise a return of capital; and it is possible that investors may not receive distributions at all. For more information regarding the Wuhan Virus pandemic, see “— Disruptions or instability in capital markets could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.” In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions.

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify as a RIC under Subchapter M of the Code or do not satisfy the annual distribution requirement.

To maintain RIC status and be relieved of U.S. federal taxes on the income and gains we distribute to our stockholders, we must meet the following annual distribution, source-of-income and asset-diversification requirements.

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Certain U.S. Federal Income Tax Considerations.” Because we may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and we may be subject to certain financial covenants under our debt arrangements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources or are prohibited from making distributions, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. See “Risks Related to Debt Financing.”

●	The source-of-income requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

●	The asset-diversification requirement will be satisfied if we meet certain asset-diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC status or to meet the annual distribution requirement for any reason and are subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value per share, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment.

Our board of directors has substantial discretion over the use of the proceeds of this offering.

Our board of directors will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets, investment personnel and personnel of its affiliates. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Investment Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, all of which could result in substantially higher litigation costs to us.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining the management personnel we would employ. Currently, individuals utilized by our Adviser and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on invested equity capital. The use of leverage to partially finance our investments, through borrowings from banks and other lenders, will increase the risk of investing in our common stock. If the value of our assets decreases, leveraging would cause our net asset value per share to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions. Leverage is generally considered a speculative investment technique.

Because we intend to distribute substantially all of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to eliminate our liability for U.S. federal income and excise taxes, we intend to distribute to our stockholders substantially all of our annual taxable income and capital gains, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a BDC, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 150%. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. These requirements limit the amounts we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms or at all. Also, as a business development company, we generally will not be permitted to issue equity securities at a price below net asset value per share without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value per share and share price could decline. Lastly, any additional equity raised will dilute the interest of current investors.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

We may pursue strategic acquisitions.

We may pursue growth through acquisitions of other BDCs or registered investment companies, acquisitions of critical business partners or other strategic initiatives. Attempts to expand our business involve a number of special risks, including some or all of the following:

●	the required investment of capital and other resources;
●	the assumption of liabilities in any acquired business;
●	the disruption of our ongoing business; and
●	increasing demands on our operational and management systems and controls.

If we are unable to consummate or successfully integrate development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.

Our growth strategy may include the selective development or acquisition of other BDCs, funds, asset management businesses, advisory businesses or other businesses or financial products complementary to our business where we think it can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (a) the availability of suitable opportunities, (b) the level of competition from other companies that may have greater financial resources, (c) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (d) our ability to identify and enter into mutually beneficial relationships with venture partners and (e) our ability to properly manage conflicts of interest. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new business or activities. If we are not successful in implementing our growth strategy, our business and results of operations may be adversely affected.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

In November 2019, the SEC published a proposed rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions). If adopted as proposed, BDCs that use derivatives would be subject to a value-at-risk (“VaR”) leverage limit, certain other derivatives risk management program and testing requirements and requirements related to board reporting. These new requirements would apply unless the BDC qualified as a “limited derivatives user,” as defined in the SEC’s proposal. A BDC that enters into reverse repurchase agreements or similar financing transactions would need to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the BDC’s asset coverage ratio. Under the proposed rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. If the

BDC cannot meet this test, it is required to treat unfunded commitments as a derivatives transaction subject to the requirements of the rule. Collectively, these proposed requirements, if adopted, may limit our ability to use derivatives and/or enter into certain other financial contracts.

We entered into a non-exclusive, royalty-free license to use the “Prospect” name, which may be terminated if our Adviser or another affiliate of Prospect Capital Management is no longer our investment adviser.

We entered into a royalty-free license agreement with an affiliate of our Adviser, pursuant to which we were granted a non-exclusive license to use the “Prospect” name. Under this license agreement, we have the right to use the “Prospect.” name for so long as our Adviser or another affiliate of Prospect Capital Management is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.

 Risks Related to our Adviser and Its Affiliates

We will rely in our Adviser and its investment personnel for the selection of our assets and the monitoring of our investments.

We will have no internal employees. We will depend on the ability, diligence, skill and network of business contacts of our Adviser and its investment committee to identify potential investments, to negotiate such acquisitions, to oversee the management of the investments, and to arrange their timely disposition. The departure of any of the members of our Adviser could have a material adverse effect on our ability to achieve our investment objectives. There can be no assurances that the individuals affiliated with the Adviser who will manage our portfolio will continue to be affiliated with Prospect Capital Management or the Adviser, or that Prospect Capital Management or the Adviser will be able to obtain suitable replacements if they leave. In addition, we can offer no assurance that our Adviser will remain our investment adviser, or that we will continue to have access to its investment professionals or their information and deal flow.

There are significant potential conflicts of interest which could adversely impact our investment returns.

Our executive officers and directors, and the principals of our Adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by their affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. In addition, the principals of our Adviser may manage other funds which may from time to time have overlapping investment objectives with ours and, accordingly, may invest in asset classes similar to those targeted by us. If this should occur, the principals of our Adviser may face conflicts of interest in the allocation of investment opportunities to us and such other funds. Although our Adviser’s investment professionals may endeavor to create independent teams to represent conflicting parties and to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by such other funds. Finally, our Adviser and its respective affiliates, including our officers and certain of our directors, face conflicts of interest as a result of compensation arrangements between us and certain of our portfolio companies, which could result in actions that are not in the best interests of our stockholders. In light of such potential conflicts, and as required under the Advisers Act, our Adviser has adopted a Code of Ethics that, among other things, is intended to provide a framework of principles and procedures for resolving conflicts of interest in a manner consistent with our Adviser’s fiduciary obligations to its clients.

The involvement of our Adviser’s investment professionals in our valuation process may create conflicts of interest.

Our portfolio investments will generally not be in publicly-traded securities. As a result, the value of these securities will not be readily available. We will value these securities at fair value as determined in good faith by our board of directors. In connection with that determination, investment professionals from our Adviser will prepare valuations based upon the most recent financial statements and projected financial results available from our investments. The participation of our Adviser’s investment professionals in our valuation process could result in a conflict of interest as our Adviser’s management fee is based, in part, on our gross assets.

Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.

We will pay management and incentive fees to our Adviser based on our total assets, including indebtedness. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after payment of such fees and other expenses resulting in a lower rate of return than one might achieve through direct investments. Our base management fee is payable based upon our average total assets, which would include any borrowings. This may encourage our Adviser to use leverage to make additional investments and grow our asset base, which would involve the risks attendant to leverage discussed elsewhere in this prospectus. In addition, the incentive fee payable by us to our Adviser may create an incentive for it to use leverage and make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns.

The incentive fee payable by us to our Adviser also may create an incentive for our Adviser to favor investments that have a deferred interest feature or no interest income, but higher potential total returns. As our Adviser has agreed to waive any incentive fee on current income which it could have received in accordance with the Advisers Act, it could potentially be incentivized to seek riskier investments with greater capital gains, while eschewing investments with an increased current income feature.

In view of these factors, among other things, our board of directors is charged with protecting our interests by monitoring how our Adviser addresses these and other potential conflicts of interests associated with its services and compensation. While our board of directors will not review or approve each investment, our independent directors will periodically review our Adviser’s services and portfolio decisions and performance, as well as the appropriateness of its compensation in light of such factors.

Risks Relating to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and there is no limit on the amount of any such investments in which we may invest.

Syndicated Senior Secured First Lien Loans, Syndicated Senior Secured Second Lien Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien secured debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien secured debt is paid. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce its remedies.

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject we and its stockholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of its subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experiences.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the Company Act. For example, the SSNs in which we may invest generally consist of a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). Because evidences of ownership of such securities usually are held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Below Investment Grade Risk. In addition, we may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Investing in small and mid-sized companies involves a number of significant risks.

Investing in small and mid-sized companies involves a number of significant risks. Among other things, these companies:

●	May have shorter operating histories, narrower product lines, smaller market shares and/or significant customer concentrations than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

●	May have limited financial resources and limited access to capital markets and may be unable to meet their obligations under their debt instruments, some of which we may hold or may be senior to us;

●	Are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on us. As well, limited resources may make it difficult to attract the necessary talent or invest in the necessary infrastructure to help the company grow;

●	Generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position; and

●	Generally have less publicly available information about their businesses, operations and financial condition. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and may lose all or part of our investment.

In addition, in the course of providing significant managerial assistance to certain of our portfolio companies, certain of our officers and directors may serve as directors on the boards of such companies. To the extent that litigation arises out of our investments in these companies, our officers and directors may be named as defendants in such litigation, which could result in an expenditure of funds (through our indemnification of such officers and directors) and the diversion of management time and resources.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We will invest primarily in privately-held companies. These investments are typically illiquid. As such, we may have difficulty exiting an investment promptly at a desired price or outside of a normal amortization schedule for debt investments. Private companies also have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. In addition, little public information generally exists about these companies, which may include a lack of audited financial statements and ratings by third parties. We must therefore rely on the ability of our Adviser to obtain adequate information to evaluate the potential risks of investing in these companies. These companies and their financial information may not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. These factors could affect our investment returns.

Defaults by our portfolio companies will harm our operating results.

The failure of a portfolio company in which we make a debt investment to satisfy financial or operating covenants imposed by it or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the ability of the company to meet its obligations under the debt or equity securities that we holds. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company, which may include the waiver of certain financial covenants. Certain of our portfolio companies may be more likely to fail to satisfy financial or operating covenants under the market conditions caused by the Wuhan Virus pandemic, which continue for an extended period of time. For more information regarding the Wuhan Virus pandemic, see “ – Disruptions or instability in capital markets could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.”

Our portfolio companies may incur debt that ranks equally with, or senior to, our debt investments in such companies.

For our debt investments, we intend to invest primarily in first lien, second lien and, to a lesser extent, subordinated debt issued by private U.S. companies, including middle market private U.S. companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on a proportionate basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

If we make unsecured investments, those investments might not generate sufficient cash flow to service their debt obligations to us.

We may make unsecured debt investments and debt investments that are subordinated to other obligations of the obligor. Unsecured investments often reflect a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. If we make an unsecured investment in a company, that company may be highly leveraged, and its relatively high debt-to-equity ratio may create increased risks that its operations might not generate sufficient cash flow to service its debt obligations to us and to more senior lenders.

If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

We are authorized to invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or in instances where we exercise control over the borrower or render significant managerial assistance.

We generally will not control the portfolio companies in which we make debt investments.

We do not expect to control our portfolio companies in which we make debt investments, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we make debt investments may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our debt investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

To the extent original issue discount (“OID”) constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID instruments. To the extent OID constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

●	OID instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

●	For accounting purposes, cash distributions to stockholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of OID income comes from the cash invested by the stockholders, the Company Act does not require that stockholders be given notice of this fact.

●	OID creates risk of non-refundable cash payments to our Adviser based on non-cash accruals that may never be realized.

●	Interest rates payable on OID instruments, including payment-in-kind (“PIK”) loans are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans.

●	OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral.

●	An election to defer PIK interest payments by adding them to the principal of such instruments increases our total assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases our Adviser’s future income incentive fees at a compounding rate.

●	Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities.

●	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.

●	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.

●	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of our investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate-level U.S. federal income and excise taxes.

The lack of liquidity in our investments may adversely affect our business.

We will make investments primarily in companies whose securities are not publicly-traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments will usually be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. In addition, certain of our investments may be more difficult to dispose of at a favorable price under market conditions caused by the Wuhan Virus pandemic, which may continue for an extended period of time. For more information regarding the Wuhan Virus pandemic, see “— Disruptions or instability in capital markets could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.”

We may not have the funds or ability to make additional investments in the companies in which we invest.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to the company or have the opportunity to increase our investment. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative effect on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation, may dilute our interest in the company or may reduce the expected yield on the investment.

The companies in which we invest may incur debt that ranks equally with, or senior to, our investments in such companies.

We will invest in all levels of the capital structure of our portfolio companies. These companies may have, or may be permitted to obtain, additional financing which may rank equally with, or senior to, our investment. By their terms, such financings may entitle the holders to receive payments of interest or principal on or before the dates on which we are entitled to receive such payments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company, holders of instruments ranking senior to our investment would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior investors, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of financing ranking equally with our investments, we would have to share on a proportionate basis any distributions with other investors holding such financing in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the portfolio company.

The disposition of our investments may result in contingent liabilities.

Most of our investments will involve private securities. In connection with their disposition, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that our representations turn out to be inaccurate or with respect to certain potential liabilities. These indemnification obligations may require us to pay money to the purchasers of our equity securities as satisfaction of their indemnity claims, which claims must be satisfied through our return of certain distributions previously made to us.

Second priority liens on collateral securing loans that we make to a company may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing such companies’ senior secured debt. The first priority liens on the collateral will secure the obligations of the companies to their senior lenders and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the senior loans. The holders of senior secured obligations will generally control the liquidation of the collateral and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive any funding. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by second priority liens after payment in full of all senior secured obligations. If such proceeds are not sufficient to repay amounts owed to junior lenders, then we, to the extent we are not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to a company with outstanding senior debt may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the senior lenders. Under such agreements, at any time that senior secured obligations are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the senior secured obligations: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control companies to which we provide debt.

We do not expect to control portfolio companies in which we make debt investments, even though we may have board representation or board observation rights and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that the management of such a portfolio company may make business decisions with which we disagree or, as representative of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-publicly-traded companies, we may not be able to dispose of our interests in a portfolio company as readily as we would like or at an appropriate valuation. As a result, a company may make decisions that could decrease the value of our holdings.

We may incur lender liability as a result of our lending activities.

In recent years, a number of judicial decisions have upheld the right of borrowers and others to sue lending institutions on the basis of various evolving legal theories generally referred to as “lender liability.” Lender liability is generally based on the idea that a lender has either violated a contractual or implied duty of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of fiduciary duties owed to the borrower, its stockholders and its other creditors. As a lender, we may be subject to allegations of lender liability, which could be costly to defend and a distraction to our management and could result in significant liability.

We may not realize gains from our private equity investments.

We may make direct private equity investments in portfolio companies. In addition, when we invest in certain debt investments, we may acquire warrants to purchase equity securities. Our goal in such investments will be primarily to realize gains upon our disposition of such equity interests. However, our equity interests may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our private equity investments, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests.

We will experience fluctuations in our quarterly operating results.

We will experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses, variations in, and the timing of, our recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied on as being indicative of our performance in future periods.

We may focus our investments in companies in a particular industry or industries.

If we focus our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

We may from time to time enter into total return swaps or other derivative transactions which exposes it to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into total return swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A total return swap is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the referenced security or other assets underlying the total return swap during a specified period, in return for periodic payments based on a fixed or variable interest rate.

A total return swap is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the total return swap and the debt obligations underlying the total return swap. In addition, we may incur certain costs in connection with a total return swap that could in the aggregate be significant.

 A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet its obligations to the counterparty. In some cases, we may post collateral to secure its obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us.

Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to we as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Changes relating to the LIBOR calculation process may adversely affect the value of the LIBOR-indexed, floating-rate debt securities in our portfolio.

In the recent past, concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association, or the “BBA”, in connection with the calculation of LIBOR across a range of maturities and currencies may have been under- reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities. On July 27, 2017, the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021, or the “FCA Announcement.” Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. On August 24, 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. On December 12, 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR, or the “Federal Reserve Board Notice.” In April 2018, the Federal Reserve System, in conjunction with the Alternative Reference Rate Committee, announced the replacement of LIBOR with a new index, calculated by short term repurchase agreements collateralized by U.S. Treasury securities, called the Secured Overnight Financing Rate, or the “SOFR”. On June 12, 2019, the Staff from the SEC’s Division of Corporate Finance, Division of Investment Management, Division of Trading and Markets, and Office of the Chief Accountant issued a statement about the potentially significant effects on financial markets and market participants when LIBOR is discontinued in 2021 and no longer available as a reference benchmark rate. The Staff encouraged all market participants to identify contracts that reference LIBOR and begin transitions to alternative rates.

At this time, it is not possible to predict the effect of the FCA Announcement or other regulatory changes or announcements, any establishment of alternative reference rates, including SOFR and its market acceptance, or any other reforms to LIBOR that may be enacted in the United Kingdom, the United States or elsewhere. As such, the potential effect of any such event on our net investment income cannot yet be determined. The CLOs we are invested in generally contemplate a scenario where LIBOR is no longer available by requiring the CLO administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations, which could adversely impact our net investment income. Recently, the CLOs we are invested in have included, or have been amended to include, language permitting the CLO investment manager to implement a market replacement rate (like SOFR) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLO investment managers will undertake the suggested amendments when able. In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLO would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on our net investment income and portfolio returns.

Risks Relating to our Investments in CLOs

Our investments in CLOs may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.

Under our investment strategy following completion of the Merger, we may invest up to 30% of our investment in CLOs, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs, which involve a significant number of risks. Generally, there may be less information available to us regarding the underlying debt investments held by CLOs than if we had invested directly in the debt of the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLOs in which we will invest. Our investments in the equity and junior debt tranches of CLOs are subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLOs. Our investments in portfolio companies may be risky, and it could lose all or part of our investment.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on our payment obligations or fails to perform as we expect.

Under the new investment strategy following completion of the Merger, we may invest up to 30% of our portfolio in private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of CLOs, which involve a number of significant risks. CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss. We will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or the entities that sponsored the CLOs. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and, therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The investments we make in CLOs will generally be thinly traded or have only a limited trading market. CLO investments are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying senior secured loans will not be adequate to make interest or other payments; (ii) the quality of the underlying senior secured loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs would be subordinate to the senior debt tranches thereof.

Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying senior secured loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the senior secured loans underlying the CLOs in which we invests.

CLOs typically will have no significant assets other than their underlying senior secured loans; payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

CLOs typically will have no significant assets other than their underlying senior secured loans. Accordingly, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans, net of all management fees and other expenses. Payments to us as a holder of CLO junior securities are and will be made only after payments due on the senior secured notes, and, where appropriate, the junior secured notes, have been made in full. This means that relatively small numbers of defaults of senior secured loans may adversely impact our return on our CLO investments.

Our CLO investments will be exposed to leveraged credit risk.

Generally, when we invest in CLOs, it will be in a subordinated position with respect to realized losses on the senior secured loans underlying our investments in the equity and junior debt tranches of CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of senior secured loan defaults. CLO investments represent a leveraged investment with respect to the underlying senior secured loans. Therefore, changes in the market value of the CLO investments could be greater than the change in the market value of the underlying senior secured loans, which are subject to credit, liquidity and interest rate risk.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to senior secured loan defaults, then cash flow that otherwise would have been available to pay distributions to we on our investments in the equity and junior debt tranches of CLOs may instead be used to redeem any senior notes or to purchase additional senior secured loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CLO investments, which would adversely impact our return on our CLO investments.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our CLO investment strategy will allow investments in foreign CLOs. Investing in foreign entities may expose we to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CLOs in which it invests, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.

The payment of underlying portfolio manager fees and other charges on CLO investments could adversely impact our return on our CLO investments.

We may invest in CLO investments where the underlying portfolio securities may be subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve on our CLO investments.

The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of senior secured loans may adversely affect us.

There can be no assurance that for any CLO investment, in the event that any of the senior secured loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected, which in turn could affect our return on such investment.

Our CLO investments are subject to prepayments and calls, increasing re-investment risk.

Our CLO investments and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on their value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, our CLO investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we does not hold the relevant percentage it will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay distributions.

We will have limited control of the administration and amendment of senior secured loans owned by the CLOs in which we invest.

The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest be modified, amended or waived in a manner contrary to our preferences.

Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

In addition, we will not be able to directly enforce any rights and remedies in the event of a default of a senior secured loan held by a CLO vehicle. In addition, the terms and conditions of the senior secured loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.

We will have limited control of the administration and amendment of any CLO in which we invest.

The terms and conditions of target securities may be amended, modified or waived only by the agreement of the underlying security holders. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the security holders. Consequently, the terms and conditions of the payment obligation arising from the CLOs in which we invest may be modified, amended or waived in a manner contrary to our preferences.

Senior secured loans of CLOs may be sold and replaced resulting in a loss to us. The senior secured loans underlying our CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt.

The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high-yield” or “junk”) and in limited circumstances, unrated, senior secured loans. Non-investment grade securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due and therefore involve a greater risk of default and higher price volatility than investment grade debt.

We will have no influence on management of underlying investments managed by non-affiliated third party CLO collateral managers.

We are not responsible for and will have no influence over the asset management of the portfolios underlying the CLO investments we hold as those portfolios are managed by non-affiliated third party CLO collateral managers. Similarly, we will not be responsible for and have no influence over the day-to-day management, administration or any other aspect of the issuers of the individual securities. As a result, the values of the portfolios underlying our CLO investments could decrease as a result of decisions made by third party CLO collateral managers.

The application of the risk retention rules under Section 941 of the Dodd-Frank Act to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for us.

Section 941 of the Dodd-Frank Act added a provision to the Exchange Act, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibiting such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. The risk retention rules became effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of an CLO is considered the sponsor of a securitization vehicle and is required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.

We believe that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement, we believe that this may create additional risks for us in the future.

On February 9, 2018, a panel of the United States Court of Appeals for the District of Columbia Circuit ruled (the “D.C. Circuit Ruling”) that the federal agencies exceeded their authority under the Dodd-Frank Act in adopting the final rules as applied to asset managers of open-market CLOs. On April 5, 2018, the United States District Court for the District of Columbia entered an order implementing the D.C. Circuit Ruling and thereby vacated the U.S. Risk Retention Rules insofar as they apply to CLO managers of “open market CLOs.”

As of the date of hereof, there has been no petition for writ of certiorari filed requesting the case to be heard by the United States Supreme Court. Since there hasn’t been a successful challenge to the D.C. Circuit Ruling and the United States District Court for the District of Columbia has issued the above described order implementing the D.C. Circuit Ruling, collateral managers of open market CLOs are no longer required to comply with the U.S. Risk Retention Rules at this time. As such, it is possible that some collateral managers of open market CLOs will decide to dispose of the notes constituting the “eligible vertical interest” or “eligible horizontal interest” they were previously required to retain, or decide to take other action with respect to such notes that is not otherwise permitted by the U.S. risk retention rules. As a result of this decision, certain CLO managers of “open market CLOs” will no longer be required to comply with the U.S. risk retention rules solely because of their roles as managers of “open market CLOs,” and there may be no “sponsor” of such securitization transactions and no party may be required to acquire and retain an economic interest in the credit risk of the securitized assets of such transactions.

There can be no assurance or representation that any of the transactions, structures or arrangements currently under consideration by or currently used by CLO market participants will comply with the U.S. risk retention rules to the extent such rules are reinstated or otherwise become applicable to open market CLOs. The ultimate impact of the U.S. risk retention rules on the loan securitization market and the leveraged loan market generally remains uncertain, and any negative impact on secondary market liquidity for securities comprising an CLO may be experienced due to the effects of the U.S. risk retention rules on market expectations or uncertainty, the relative appeal of other investments not impacted by the U.S. risk retention rules and other factors.

Risks Relating to Economic Conditions

Disruptions or instability in capital markets, including as a result of the Wuhan Virus pandemic, could negatively impact our ability to raise capital and could have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, including as a result of the Wuhan Virus pandemic, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, in December 2019, a novel strain of coronavirus surfaced in Wuhan, China and has now been declared a global pandemic. The Wuhan Virus pandemic has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories globally, as well as border closings, quarantines, cancellations, disruptions to supply chains and customer activity, and general concern and uncertainty. As the potential impact on global markets from Wuhan Virus is difficult to predict, the extent to which the Wuhan Virus pandemic may negatively affect our operating results or the duration of any potential business disruption is uncertain. Any potential impact to results will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of the Wuhan Virus pandemic and the actions taken by authorities and other entities to contain the Wuhan Virus pandemic or treat its impact, all of which are beyond our control. Additionally, the Wuhan Virus outbreak may exacerbate other pre-existing political, social and economic risks in certain countries. The impact of the outbreak may be short term or may last for an extended period of time. These potential impacts, while uncertain, could adversely affect our operating results.

With respect to the U.S. credit markets (in particular for middle-market loans), this outbreak has resulted in, and until fully resolved is likely to continue to result in, the following, among other things: (i) government imposition of various forms of shelter in place orders and the closing of “non-essential” businesses, resulting in significant disruption to the businesses of many middle-market loan borrowers including supply chains, demand and practical aspects of their operations, as well as in lay-offs of employees, and, while these effects are hoped to be temporary, some effects could be persistent or even permanent; (ii) increased draws by borrowers on revolving lines of credit; (iii) increased requests by borrowers for amendments and waivers of their credit agreements to avoid default, increased defaults by such borrowers and/or increased difficulty in obtaining refinancing at the maturity dates of their loans; (iv) volatility and disruption of these markets including greater volatility in pricing and spreads and difficulty in valuing loans during periods of increased volatility, and liquidity issues; and (v) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general which will not necessarily adequately address the problems facing the loan market and middle-market businesses. This outbreak is having, and any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have a material adverse impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could negatively impact the amount and quality of loans available for investment by us and returns to us, among other things.

Additionally, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Current and future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the continued global market impacts of the Wuhan Virus pandemic, or the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time, could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the Company Act, equals at least 150%. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. For a discussion of the risks involved with the reduction of our asset coverage requirement 150%, see “Risk Factors—Risks Related to Business Development Companies—Recent legislation may allow us to incur additional leverage.”

Equity capital may also be difficult to raise during periods of adverse or volatile market conditions. Subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

The Wuhan Virus pandemic has caused severe disruptions in the global economy, which has had, and may continue to have, a negative impact on our portfolio companies and our business and operations.

As of the date of this prospectus, there is an outbreak of a highly contagious form of a novel coronavirus, which the World Health Organization has declared a global pandemic, the United States has declared a national emergency, and for the first time in its history, every state in the United States is or has been under a federal disaster declaration. Many states, including those in which we and our portfolio companies operate, have issued orders requiring the closure of non-essential businesses and/or requiring residents to stay at home. This Wuhan Virus pandemic and preventative measures taken to contain or mitigate its spread have caused, and are continuing to cause, business shutdowns, cancellations of events and travel, significant reductions in demand for certain goods and services, reductions in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability both globally and in the United States. Such effects will likely continue for the duration of the pandemic, which is uncertain, and for some period thereafter. Potential consequences of the current unprecedented measures taken in response to the spread of the Wuhan Virus, and current market disruptions and volatility on our business include, but are not limited to:

●	sudden, unexpected and/or severe declines in the market price of our securities or net asset value;
●	inability of the Company to accurately or reliably value its portfolio;
●	inability of the Company to comply with certain asset coverage ratios that would prevent the Company from paying distributions to our common stockholders and that could result breaches of covenants or events of default under our credit agreement or debt indentures;
●	inability of the Company to pay any dividends and distributions or service its debt;
●	inability of the Company to maintain its status as a regulated investment company under the Code;
●	potentially severe, sudden and unexpected declines in the value of our investments;
●	increased risk of default or bankruptcy by the companies in which we invest;
●	increased risk of companies in which we invest being unable to weather an extended cessation of normal economic activity and thereby impairing their ability to continue functioning as a going concern;
●	reduced economic demand resulting from mass employee layoffs or furloughs in response to governmental action taken to slow the spread of the Wuhan Virus, which could impact the continued viability of the companies in which we invest;
●	companies in which we invest being disproportionally impacted by governmental action aimed at slowing the spread of the Wuhan Virus or mitigating its economic effects;
●	limited availability of new investment opportunities;
●	inability for us to replace our existing leverage when it becomes due or replace it on terms as favorable as our existing leverage;
●	a reduction in interest rates, including interest rates based on LIBOR and similar benchmarks, which may adversely impact our ability to lend money at attractive rates; and
●	general threats to the Company’s ability to operate successfully as a business development company.

The Wuhan Virus pandemic (including the preventative measures taken in response thereto) has to date (i) created significant business disruption issues for certain of our portfolio companies, and (ii) materially and adversely impacted the value and performance of certain of our portfolio companies. The Wuhan Virus pandemic is having a particularly adverse impact on industries in which certain of our portfolio companies operate, including energy, hospitality, travel, retail and restaurants. Certain of our portfolio companies in other industries have also been significantly impacted. The Wuhan Virus pandemic is continuing as of the date of this prospectus, and its extended duration may have further adverse impacts on our portfolio companies, including for the reasons described in this prospectus. Although on March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which contains provisions intended to mitigate the adverse economic effects of the Wuhan Virus pandemic, it is uncertain whether, or how much, our portfolio companies will be able to benefit from the CARES Act or any other subsequent legislation intended to provide financial relief or assistance. As a result of this disruption and the pressures on their liquidity, certain of our portfolio companies have been, or may continue to be, incentivized to draw on most, if not all, of the unfunded portion of any revolving or delayed draw term loans made by us, subject to availability under the terms of such loans.

The effects described above on our portfolio companies have, for certain of our portfolio companies to date, impacted their ability to make payments on their loans on a timely basis and in some cases have required us to amend certain terms, including payment terms. In addition, an extended duration of the Wuhan Virus pandemic may impact the ability of our portfolio companies to continue making their loan payments on a timely basis or meeting their loan covenants. The inability of portfolio companies to make timely payments or meet loan covenants may in the future require us to undertake similar amendment actions with respect to other of our investments or to restructure our investments. The amendment or restructuring of our investments may include the need for us to make additional investments in our portfolio companies (including debt or equity investments) beyond any existing commitments, exchange debt for equity, or change the payment terms of our investments to permit a portfolio company to pay a portion of its interest through payment-in-kind, which would defer the cash collection of such interest and add it to the principal balance, which would generally be due upon repayment of the outstanding principal.

The Wuhan Virus pandemic has adversely impacted the fair value of our investments as of March 31, 2020, and the values assigned as of this date may differ materially from the values that we may ultimately realize with respect to our investments. The impact of the Wuhan Virus pandemic may not yet be fully reflected in the valuation of our investments as our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that is often from a time period earlier, generally two to three months, than the quarter for which we are reporting. Additionally, we may not have yet received information or certifications from our portfolio companies that indicate any or the full extent of declining performance or non-compliance with debt covenants, as applicable, as a result of the Wuhan Virus pandemic. As a result, our valuations at March 31, 2020 may not show the complete or continuing impact of the Wuhan Virus pandemic and the resulting measures taken in response thereto. In addition, write downs in the value of our investments have reduced, and any additional write downs may further reduce, our net asset value (and, as a result, our asset coverage calculation). Accordingly, we may continue to incur additional net unrealized losses or may incur realized losses after March 31, 2020, which could have a material adverse effect on our business, financial condition and results of operations.

Although it is difficult to predict the extent of the impact of the Wuhan Virus outbreak on the underlying CLO vehicles we invest in, the failure by a CLO vehicle to satisfy certain financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event the CLO vehicle fails certain tests, holders of debt senior to us may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.

The volatility and disruption to the global economy from the Wuhan Virus pandemic has affected, and is expected to continue to affect, the pace of our investment activity, which may have a material adverse impact on our results of operations. Such volatility and disruption have also led to the increased credit spreads in the private debt capital markets.

In response to the Wuhan Virus pandemic, our Adviser instituted a work from home policy until it is deemed safe to return to the office. Such a policy of an extended period of remote working by our Adviser and/or its affiliate’s employees could strain our technology resources and introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the Wuhan Virus pandemic.

Market conditions may make it difficult for us to raise equity capital because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. Moreover, these market conditions may make it difficult to access or obtain new indebtedness with similar terms to our existing indebtedness or otherwise have a negative effect on our cost of capital.

It is virtually impossible to determine the ultimate impact of the Wuhan Virus at this time. Accordingly, an investment in the Company is subject to an elevated degree of risk as compared to other market environments.

Adverse economic conditions or increased competition for investment opportunities could delay deployment of our capital, reduce returns and result in losses.

Adverse economic conditions may make it difficult to find suitable investments promptly, efficiently or effectively in a manner that is most beneficial to our stockholders. Any delay in investment, or inability to find suitable investments, could adversely affect our performance, retard or reduce distributions and reduce our overall return to investors. We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as commercial banks and other traditional financial services companies and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, increasingly make investments in small to mid-sized private U.S. companies. As a result, competition for investment opportunities in private U.S. companies is intense and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring for portfolio companies than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure and, if we do, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of loss of capital. A significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this target market could force us to accept less attractive investment terms. Further, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions imposed on us as a BDC.

Economic recessions or downturns could impair a company in which we invest and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. In that case, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. We expect that our long-term fixed rate investments will be financed primarily with equity and long term debt. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We may occasionally use interest rate risk management techniques, primarily in highly volatile market conditions, in an effort to limit our exposure to interest rate fluctuations, but we will not use such techniques as a means of enhancing our returns. These techniques may include various interest rate hedging activities to the extent permitted by the Company Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the United States and worldwide. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis, including any austerity measures taken in exchange for bailout of certain nations, and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union (“Brexit”) and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European

Union. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union. Under current Prime Minister Boris Johnson, the House of Commons passed the Brexit deal on December 20, 2019 and the U.K. formally left the European Union on January 31, 2020. The U.K. is currently in a transition period until December 31, 2020, where agreements surrounding trade and other aspects of the U.K.’s future relationship with the European Union will need to be finalized. Failure to come to terms on a free trade deal could result in checks and tariffs on U.K. goods traveling to the European Union and thus prolong the economic uncertainty. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal and monetary policies of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets.

The Chinese capital markets have also experienced periods of instability over the past several years. The current political climate has also intensified concerns about a potential trade war between the U.S. and China in connection with each country’s recent or proposed tariffs on the other country’s products. These market and economic disruptions and the potential trade war with China have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.

The current global financial market situation, as well as various social and political circumstances in the United States and around the world (including wars and other forms of conflict, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may contribute to increased market volatility and economic uncertainties or deterioration in the United States and worldwide. For example, the Wuhan Virus pandemic continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The outbreak of the Wuhan Virus may have a material adverse impact on the ability of our portfolio companies to fulfill their end customers’ orders due to supply chain delays, limited access to key commodities or technologies or other events that impact their manufacturers or their suppliers. Such events have affected, and may in the future affect, the global and U.S. capital markets, and our business, financial condition or results of operations.

Additionally, the U.S. government’s credit and deficit concerns, the European sovereign debt crisis, and the potential trade war with China could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets on favorable terms.

The Republican Party currently controls the executive branch and the senate portion of the legislative branch of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Wall Street Reform and Consumer Protection Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. For example, in March 2018, the U.S. Senate passed a bill that eased financial regulations and reduced oversight for certain entities. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

On May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act, which increased from $50 billion to $250 billion the asset threshold for designation of “systemically important financial institutions” or “SIFIs” subject to enhanced prudential standards set by the Federal Reserve Board, staggering application of this change based on the size and risk of the covered bank holding company. On May 30, 2018, the Federal Reserve Board voted to consider changes to the Volcker Rule that would loosen compliance requirements for all banks. The effect of this change and any further rules or regulations are and could be complex and far-reaching, and the change and any future laws or regulations or changes thereto could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Events outside of our control, including public health crises, may negatively affect our results of operations and financial performance.

Periods of market volatility may occur in response to pandemics or other events outside of our control. These types of events could adversely affect our results of operations and financial performance. For example, the Wuhan Virus pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and volatility in financial markets across the world, including signals of an uptick in illiquid or inactive markets, which may cause a change in valuation methodology and/or technique as well as the observability of inputs to be used in valuation techniques. Depending on the severity and length of the outbreak, this pandemic could present material uncertainty and risk with respect to us, including an adverse effect on our portfolio companies’ operations and their financial condition, the ability of such portfolio companies to provide underlying financial information in a timely manner, expected declines in the valuation of our investments in the portfolio companies, collectability of amounts due from others, and our overall performance. The rapid development and fluidity of this situation precludes management from making an estimate as to the ultimate adverse impact of the pandemic on the value of our investments, liquidity, financial condition, and results of operations for fiscal year 2020.

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. For example, between 2007 and 2009, the global capital markets were unstable as evidenced by periodic disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk and the failure of major financial institutions. Despite actions of the United States federal government and foreign governments, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While the adverse effects of these conditions have abated to a degree, global financial markets experienced significant volatility following the downgrade by Standard & Poor’s on August 5, 2011 of the long-term credit rating of U.S. Treasury debt from AAA to AA+. These market conditions have historically had, and could again have, a material adverse effect on debt and equity capital markets in the United States and Europe, which could have a materially negative impact on our business, financial condition and results of operations. We and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital. The Company is working to navigate the significant challenges created by the unprecedented Wuhan Virus pandemic. If adverse market conditions, including as a result of the Wuhan Virus pandemic, continue or increase in severity and duration, equity capital may be difficult to raise because subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without general approval by our stockholders, which we are currently seeking, and approval of the specific issuance by our board of directors. In addition, our ability to incur indebtedness or issue preferred stock is limited by applicable regulations such that our asset coverage, as defined in the Company Act, must equal at least 150% immediately after each time we incur indebtedness or issue preferred stock. The debt capital that may be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

Current market conditions and market conditions may in the future make it difficult to extend the maturity of or refinance our existing indebtedness, including the final maturity of our revolving credit facility in May 2029, and any failure to do so could have a material adverse effect on our business. The re-appearance of market conditions similar to those experienced from 2007 through 2009 for any substantial length of time or worsened market conditions, including as a result of U.S. government shutdowns or the perceived creditworthiness of the United States, could make it difficult to extend the maturity of, or refinance, our existing indebtedness, or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience. Further, if we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

The illiquidity of our investments may make it difficult for us to sell such investments, if required. As a result, we may realize significantly less than the value at which we have recorded our investments if forced to liquidate quickly.

Given the extreme volatility and dislocation that the capital markets have historically experienced, many BDCs have faced, and may in the future face, a challenging environment in which to raise capital. We may in the future have difficulty accessing debt and equity capital, and a severe disruption in the global financial markets or deterioration in credit and financing conditions could have a material adverse effect on our business, financial condition and results of operations. In addition, significant changes in the capital markets, including the extreme volatility and disruption, have had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations.

The Adviser does not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. The Adviser monitors developments and seeks to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so; and the Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments in the current or future market environment.

We are required to record certain of our assets at fair value, as determined in good faith by our board of directors in accordance with our valuation policy. As a result, volatility in the capital markets may have a material adverse effect on our investment valuations and our net asset value, even if we plan to hold investments to maturity.

Future changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules and regulations, we may be adversely affected.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic or global economies and create additional uncertainties, which may negatively affect the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Relating to this Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of our common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we not sell shares below net asset value.

Our shares are currently offered at an offering price of $9.33 per share, but may, to the extent permitted or required under the rules and regulations of the SEC, be sold at a price necessary to ensure that shares are not sold at a price per share, after deducting applicable upfront selling commissions and dealer manager fees, that is below our net asset value per share, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus.

In general, we will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our stockholders. Our board of directors may change the offering price at any time such that the public offering price, net of sales load, is equal to or greater than net asset value per share when we sell shares of common stock. As a result, your purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price.

Delays in the application of offering proceeds to our investment program may adversely affect our results.

To the extent that there are significant delays in the application of the initial or subsequent proceeds of this offering to our investment program, from time to time, due to market conditions, the relative lack of suitable investment candidates or the time needed for transaction due diligence and execution, it will be more difficult to achieve our investment objectives and our returns may be adversely affected.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby our Dealer Manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future. Therefore, if you purchase shares you will likely have limited ability to sell your shares.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her common shares.

We intend to seek to complete a liquidity event for our stockholders within five to seven years following the completion of our offering period. However, because we may extend this offering indefinitely, the timing of any liquidity event is uncertain and may also be extended indefinitely. Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us or (iii) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we will complete a liquidity event at all.

Should we not be able to complete a liquidity event within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible.) However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting we may suspend the liquidation of the company for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management considerations and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

Forced liquidation and being publicly listed may have adverse impact on the value of our common stock.

Because we intend to seek a liquidity event not more than seven years after completion of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we may be forced to seek a listing or a liquidation when market conditions are not favorable which may have an adverse impact on the value of our shares.

The trading price of our common stock, if we become listed, may fluctuate substantially. The price of our common stock that will prevail in the market in the future will depend on many factors, some of which are beyond our control and may not be directly related to our operating performance. In fact, shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

You should also be aware that if a market for our stock is established, the potential volatility of our stock price may make us more susceptible to securities litigation, as other publicly-traded entities have experienced. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The price of shares of our common stock was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. Therefore, at any given time, the offering price may be higher than the value of our investments.

Our Dealer Manager may be unable to sell a sufficient number of shares for us to achieve our investment objectives.

The success of this offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our Dealer Manager to establish and maintain a network of licensed securities brokers-dealers and other agents. There is therefore no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to construct a portfolio of a sufficiently broad array of assets. If our Dealer Manager fails to perform, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Although we have offered to repurchase your shares on a quarterly basis through our share repurchase program, the terms of any such repurchases will be limited. As a result, you will have limited opportunities to sell your shares.

Beginning with the second quarter of 2016, we commenced offers to allow you to submit your shares on a quarterly basis for repurchase pursuant to our share repurchase program at a price equal to the net offering price in effect as of the date of such repurchase. However, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan (at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares); (2) we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in any quarter; and (3) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Our assets may be depleted to fulfill repurchases under our share repurchase program.

We will have no obligation to repurchase shares if the repurchase would violate applicable restrictions on distributions under federal or Maryland law that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our share repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be the net offering price in effect as of the date of such repurchase, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, if you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

We anticipate that, depending on market conditions, it generally will take us between 30-90 days for us to fully invest the initial proceeds we receive in connection with this offering in securities meeting our investment objectives and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of our authorized shares of stock without stockholder approval. After your purchase in this offering, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or to members of, or professionals utilized by, our Adviser or Administrator. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Our Distribution Reinvestment Plan will dilute the interest of those who do not opt-in.

We currently have a distribution reinvestment plan that requires participants to opt-in to re-invest distributions paid. For those investors who do not opt in to the distribution reinvestment plan their interest in us will be diluted over time, relative to those investors who do opt-in to have their distributions used to purchase additional shares of our common stock.

We may issue preferred stock as a means to access additional capital, which could adversely affect common stockholders and subject us to specific regulation under the Company Act.

We may issue preferred stock as a means to increase flexibility in structuring future financings and acquisitions. However, preferred stock has rights and preferences that would adversely affect the holders of common stock, including preferences as to cash distributions and preferences upon the liquidation or dissolution of the Company. As well, every issuance of preferred stock will be required to comply with the requirements of the Company Act. The Company Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval if our board of directors determines that removing that exemption is in our best interest and the best interests of our stockholders. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including certain mergers, consolidations, issuances of equity securities and other transactions, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties, (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by a super majority vote of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities—Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three outside directors to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director and (iv) require the approval of two-thirds of votes entitled to be cast in the election of the directors in order to remove a director. Our board of directors has already elected to be subject to the statutory provision providing that our board of directors has the sole power to fill any vacancy, and unrelated to these statutory provisions, our charter and bylaws already provide that its board of directors has the sole power to set the size of its board of directors. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the remaining provisions of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Risks Related to Debt Financing

Our use of borrowed money will magnify the potential for gain or loss on amounts invested in our common stock and may increase the risk of investing in our common stock.

Through our wholly-owned financing subsidiary, Prospect Flexible Fund, Inc. (the “SPV”), we recently established a Credit Facility with RBC which we intend to use to make investments. The SPV is a wholly-owned subsidiary of the Company that was formed to facilitate the transactions under the Credit Facility. Under the terms of the Credit Facility, the SPV holds certain of the securities that would otherwise be owned by the Company to be used as the borrowing base and collateral under the Credit Facility. Income paid on these investments is distributed to the Company pursuant to a waterfall after taxes, fees, expenses, and debt service. The lenders under the Credit Facility have a security interest in the investments held by the SPV. Although these investments are owned by the SPV, because the SPV is a wholly-owned subsidiary of the Company, the Company is subject to all of the benefits and risks associated with the Credit Facility and the investments held by the SPV. The use of borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our shares. If we use leverage to partially finance our investments, through borrowing from banks and other lenders we, and therefore you, will experience increased risks of investing in our common stock. Any lenders and debt holders would have fixed dollar claims on our assets that are superior to the claims of our stockholders. If the value of our assets increases, then leverage would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to stockholders. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase our assets and, as a result, will increase the amount of base management fees payable to or Adviser.

Our use of borrowed funds to make investments will expose us to risks typically associated with leverage.

We may borrow money or incur debt to leverage our capital structure. As a result:

●	shares of our common stock would be exposed to incremental risk of loss; therefore, a decrease in the value of our investments would have a greater negative impact on the value of our common stock than if it did not use leverage;
●	any depreciation in the value of our assets may magnify losses associated with an investment and could totally eliminate the value of an asset to us;
●	if we do not appropriately match the assets and liabilities of our business and interest or dividend rates on such assets and liabilities, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;
●	our ability to pay distributions on our common stock may be restricted if our asset coverage ratio, as provided in the Company Act, is not at least 150%, and any amounts used to service indebtedness would not be available for such distributions;
●	any credit facility we may enter into would be subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;
●	any credit facility we may enter into may include covenants restricting our operating flexibility or affecting our investment or operating policies, and may require us to pledge assets or provide other security for such indebtedness; and
●	we, and indirectly our stockholders, will bear the entire cost of issuing and paying interest on any debt.

If we default under our Credit Facility or any subsequent credit facility or are unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, we may suffer material adverse effects on our business, financial condition, results of operations and cash flows.

In connection with our Credit Facility with RBC, a significant portion of our assets have been assigned to the SPV and pledged as collateral under the Credit Facility. In the event that of a default under the Credit Facility or any other future borrowing facility, our business could be adversely affected as we (through our SPV) may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support covenants and working capital requirements under any credit or borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following any such default, the agent for the lenders under any such credit or borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if the lender exercises our right to sell the assets pledged under a credit facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of our outstanding borrowings. Moreover, such deleveraging of us could significantly impair our ability to effectively operate our business in the manner in which we expect. As a result, we could be forced to curtail or cease new investment activities and lower or eliminate any distributions that it may pay to our stockholders.

Incurring leverage creates conflicts of interests for our investment adviser.

Under the Investment Advisory Agreement, the base management fee payable to the Adviser is based on our average total assets (including amounts borrowed for investment purposes). Consequently, the Adviser may benefit when we incur additional debt or increases the use of leverage to acquire additional assets. This fee structure may encourage the Adviser to cause us to borrow more money to finance additional investments. In addition, under the Investment Advisory Agreement, the Adviser will receive an income incentive fee based on our performance. As a result, the Adviser could be encouraged to use additional leverage or take additional risk to increase the return on our investments.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation” below. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in companies in which we have invested, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time in order to comply with the Company Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments. Further, any failure by us to comply with the requirements imposed on BDCs by the Company Act could cause the SEC to bring an enforcement action against us or expose us to the claims of private litigants. In addition, if approved by a majority of our stockholders, we may elect to withdraw our status as a BDC. If we withdraw our election or otherwise fail to qualify, or maintain our qualification, as a BDC, we may be subject to substantially greater regulation under the Company Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility and could significantly increase our operating costs.

Recent legislation may allow us to incur additional leverage.

The Company Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). However, recent legislation has modified the Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Under the legislation, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so.

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%, which will apply to the Company effective as of March 16, 2019, the day immediately after the 2019 Annual Meeting. As a result, we are required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. As a non-traded BDC, we are also required to offer to repurchase our outstanding shares at the rate of 25% per quarter over four calendar quarters. At the discretion of our board of directors, we may use cash on hand, cash available from borrowings, cash available from the issuance of new shares and cash from the sale of our investments to fund the aggregate purchase price payable as a result of the repurchase offer. If a substantial number of Eligible Stockholders elect to participate in the special repurchase offers, our assets could be significantly depleted. In addition, payment for repurchasing shares may require us to liquidate our portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock distribution, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “Risks Related to Debt Financing.”

U.S. Federal Income Tax Risks

We cannot predict how tax reform legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. In December 2017, the U.S. House of Representatives and U.S. Senate passed tax reform legislation, which the President signed into law. Such legislation has made many changes to the Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. We cannot predict with certainty how any changes in the tax laws might affect us, our stockholders, or our portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.

We may be subject to certain corporate-level U.S. federal income taxes if we fail to qualify for taxation as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, source-of-income and asset-diversification requirements. See “Certain U.S. Federal Income Tax Considerations.”

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders with respect to each taxable year at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. We will be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the Company Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources or are prohibited from making distributions, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

●	The source-of-income requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

●	The asset-diversification requirement will be satisfied if we meet certain asset-diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, (i) at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities, if such other securities of any one issuer do not represent more than 5% of the value of our total assets and we do not hold more than 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of any one issuer, of any two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses, or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind (“PIK”) interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

You may receive shares of our common stock as distributions, which could result in adverse tax consequences to you.

In order to satisfy the annual distribution requirement applicable to RICs, we may have the ability to declare a portion of a distribution in shares of our common stock instead of in cash. Based on certain guidance issued by the IRS, distributions from a publicly offered RIC that are payable in stock or cash at the election of shareholders will be treated as taxable dividends that may satisfy our minimum distribution requirements even if the total amount of cash to be distributed is limited, provided that at least 20% of such dividend is payable in cash. If too many shareholders elect to receive their distribution in cash, we must allocate the cash available for distribution among the shareholders electing to receive cash (with the balance of the distribution paid in shares of our common stock). Taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. taxable shareholder may be required to pay U.S. federal income tax with respect to such dividends in excess of any cash received.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, these expenses, referred to as miscellaneous itemized deductions, are currently not deductible (and beginning in 2026, will be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income), and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.

Our investments in CLO vehicles may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

The CLO vehicles in which we will invest generally will constitute PFICs. Because we will acquire investments in PFICs (including equity tranche investments or SSNs in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such investments even if such income is distributed as a taxable dividend by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receive any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC. If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments or SSNs in a CLO vehicle treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities in order to raise cash to make our required distributions. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of a RIC, see “Certain U.S. Federal Income Tax Considerations.”

If a CLO vehicle in which we invest fails to comply with certain U.S. tax disclosure requirements, such CLO may be subject to withholding requirements that could materially and adversely affect our operating results and cash flows.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” imposes a withholding tax of 30% on payments of U.S. source interest and dividends to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding our United States account holders and our United States owners. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

esTIMATED USE OF PROCEEDS

We intend to use substantially all of the proceeds from this offering, net of expenses and distributions, to lend to and invest in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion in accordance with our investment objectives and using the strategies described in this prospectus. In addition, we may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. The remainder will be used for working capital and general corporate purposes, including the payment of operating expenses and repayment of amounts outstanding under the Credit Facility. However, we have no established limits on the use of proceeds from this offering, or the amount of funds we may use from available sources to make distributions to our stockholders (all of which may reduce the amount of capital we can ultimately invest in our assets). There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or allocate our portfolio among various issuers and industries. Further, it generally will take us between 30-90 days for us to fully invest the initial proceeds we receive in connection with this offering, depending on the availability of investment opportunities that are consistent with our investment objectives and strategies, the time needed to investigate, negotiate and execute the investments that we select and due to the fact that it will be difficult to commit to investments prior to the receipt of such proceeds.

Based on prevailing market conditions and depending on our evaluation of the investment opportunities then available, we thereafter anticipate that we will invest the proceeds from each subscription closing in debt securities generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Pending such use, we will invest the net proceeds of this offering primarily in short-term securities consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. See “Investment Advisory Agreement.”

The following tables set forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming the sale of the maximum offering amount. The current public offering price for our shares is subject to increase or decrease based upon, among other things, the net asset value per share. The amount of net proceeds may be more or less than the amount depicted in the tables below depending on the public offering price of shares of common stock and the actual number of shares of common stock we sell in this offering.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commissions and dealer manager fee, which make up the sales load may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

Pending investment of the proceeds of this offering in portfolio companies we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class A Shares.

	Sale of $150,000,000 of Class A Shares		Sale of $300,000,000 of Class A Shares
	Amount	%	Amount	%
Gross Proceeds	$150,000,000	100.00%	$300,000,000	100.00%
Less:
Sales Load	$13,500,000	9.00%	$27,000,000	9.00%
Offering Expenses	$3,000,000	2.00%	$6,000,000	2.00%
Operating expenses and working capital	$750,000	0.50%	$1,500,000	0.50%
Net Proceeds/Amount Available for Investments and Distribution Payments to Investors[1]	$132,750,000	88.50%	$265,500,000	88.50%

1  The North American Securities Administrators Association, or NASAA, Omnibus Guidelines require that organizational and offering expenses plus any type of acquisition fees, acquisition commissions or acquisition expenses be limited, in the aggregate, to 18% of the proceeds and that at least 82% of proceeds be invested in portfolio investments.

DISTRIBUTIONS

As a result of PWAY being the accounting survivor of the Merger, the distributions of FLEX and PWAY are disclosed below.

General

Subject to our board of directors’ sole discretion and applicable legal restrictions, our board of directors authorizes and declares a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e., (i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. We can offer no assurance that we will achieve results that will permit the payment of any distributions or that our board of directors will declare any distributions.

We may fund our cash distributions to stockholders from any sources of funds legally available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and expense reimbursements from our Adviser. We have not established limits on the amount of funds we may use from available sources to make distributions.

It is possible that a portion of the distributions we make will represent a return of capital. A return of capital generally is a return of stockholders’ investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to our Adviser. Moreover, a return of capital will generally not be taxable, but will reduce each stockholder’s cost basis in our common stock, and will result in a higher reported capital gain or lower reported capital loss when the common stock on which such return of capital was received is sold. Stockholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital). See “Certain U.S. Federal Income Tax Considerations.”

We intend to make our regular distributions in the form of cash, out of assets legally available for distribution, unless stockholders elect to receive their distributions in additional shares of our common stock under our distribution reinvestment plan. Although distributions paid in the form of additional shares of common stock to stockholders who elect to participate in our dividend reinvestment plan will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, such stockholders will not receive any corresponding cash distributions with which to pay any such applicable taxes. Stockholders receiving distributions in the form of additional shares of common stock will be treated as receiving a distribution in the amount of the fair market value of our shares of common stock. If stockholders hold shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional shares of our common stock under our distribution reinvestment plan in lieu of cash.

To maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gain in excess of realized net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98.2% of our recognized capital gain in excess of recognized capital loss for the one-year period ending on October 31 of the calendar year and (3) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the Company Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Certain U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

The following tables reflect the cash distributions per share that were declared and paid on common stock by FLEX and PWAY during the fiscal years ended June 30, 2019 and June 30, 2018, respectively:

	Distributions
For the Year Ended	FLEX Class A Common Shares, per share	FLEX Class A Common Shares, Amount
Fiscal 2019
April 5, 12, 19 and 26, 2019	$0.0526	$126,413
May 3, 10, 17, 24 and 31, 2019	$0.06575	$158,426
June 7, 14, 21, and 28, 2019	$0.0524	$126,128

	Distributions
For the Year Ended	PWAY Class A Common Shares, per share(1)	PWAY Class A Common Shares, Amount
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06392	$40,009
August 2, 9, 16, 23 and 30, 2018	$0.06405	$38,180
September 6, 13, 20 and 27, 2018	$0.06076	$36,312
October 4, 11, 19 and 26, 2018	$0.05960	$35,707
November 1, 8, 15, 23 and 29, 2018	$0.05925	$34,900
December 6, 14, 21 and 28, 2018	$0.05460	$31,826
January 3, 10, 17, 24 and 31, 2019	$0.05035	$29,431
February 1, 8, 15 and 22, 2019	$0.05300	$30,573
March 1, 8, 15, 22 and 28, 2019	$0.05385	$30,658

Fiscal 2018
July 7, 14, 21 and 28, 2017 (*)	$0.07088	$42,199
August 4, 11, 18 and 25, 2017 (*)	$0.07088	$42,647
September 1, 8, 15, 22 and 29, 2017 (*)	$0.08860	$54,052
October 6, 13, 20 and 27, 2017 (*)	$0.07088	$44,531
November 2, 9, 16 and 25, 2017	$0.07088	$44,571
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$49,546
January 4, 11, 18 and 25, 2018	$0.06224	$39,547
February 1, 8, 15 and 22, 2018	$0.06880	$43,520
March 1, 8, 15, 22 and 29, 2018	$0.08365	$53,290
April 5, 12, 19 and 26, 2018	$0.06580	$42,342
May 3, 10, 17 and 24, 2018	$0.06500	$40,483
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06475	$40,427

	Distributions
For the Year Ended	PWAY Class I Common Shares, per share(1)	PWAY Class I Common Shares, Amount
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06404	$2,115
August 2, 9, 16, 23 and 30, 2018	$0.06415	$2,098
September 6, 13, 20 and 27, 2018	$0.06092	$1,994
October 4, 11, 19 and 26, 2018	$0.05976	$1,957
November 1, 8, 15, 23 and 29, 2018	$0.05940	$1,946
December 6, 14, 21 and 28, 2018	$0.05476	$1,794
January 3, 10, 17, 24 and 31, 2019	$0.05048	$1,655
February 1, 8, 15 and 22, 2019	$0.05314	$1,744
March 7, 14, 21 and 27, 2019	$0.05400	$1,772

For the Year Ended
Fiscal 2018
July 7, 14, 21 and 28, 2017 (**)	$0.07088	$2,326
August 4, 11, 18 and 25, 2017 (**)	$0.07088	$2,327
September 1, 8, 15, 22 and 29, 2017 (**)	$0.08860	$2,911
October 6, 13, 20 and 27, 2017 (**)	$0.07088	$2,330
November 2, 9, 16 and 25, 2017	$0.07088	$2,331
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$2,575
January 4, 11, 18 and 25, 2018	$0.06224	$2,303
February 1, 8, 15 and 22, 2018	$0.06880	$2,266
March 1, 8, 15, 22 and 29, 2018	$0.08370	$2,759
April 5, 12, 19 and 26, 2018	$0.06585	$2,172
May 3, 10, 17 and 24, 2018	$0.06510	$2,149
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06485	$2,141

(*) These amounts represent the distributions paid to Class R which converted into Class A.

(**) These amounts represent the distributions paid to Class I & RIA which converted into Class I.

(2)   As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

On November 15, 2019, our board of directors declared distributions for the months of December 2019, January 2020 and February 2020, which reflected an annualized distribution rate of 6.0%. The distributions had weekly record dates as of the close of business of each week in December 2019, January 2020 and February 2020 and equal a weekly amount of $0.01310 per share of common stock.

On January 27, 2020, our board of directors announced an increase in the annualized rate distribution rate from 6.0% to 7.0% based on the current offering price. The 100 basis point annualized increase in the distribution rate was effective as of the January 24, 2020 record date. The distributions had weekly record dates and were paid payable monthly to the stockholders of record as of the close of business of each week in January 2020 and February 2020. The increased declared distributions equaled a weekly amount of $0.01528 per share of common stock, a $0.00218 increase compared to the previously declared distribution weekly amount of $0.01310 per share of common stock. The distributions were paid monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
1/3/2020	2/7/2020	$0.01310
1/10/2020	2/7/2020	$0.01310
1/17/2020	2/7/2020	$0.01310
1/24/2020	2/7/2020	$0.01528
1/31/2020	2/7/2020	$0.01528
2/7/2020	3/6/2020	$0.01528
2/14/2020	3/6/2020	$0.01528
2/21/2020	3/6/2020	$0.01528
2/28/2020	3/6/2020	$0.01528

On February 7, 2020, our board of directors declared distributions for the months of March 2020, April 2020 and May 2020. The distributions were paid and will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
3/6/2020	4/3/2020	$0.01528
3/13/2020	4/3/2020	$0.01528
3/20/2020	4/3/2020	$0.01528
3/27/2020	4/3/2020	$0.01528
4/3/2020	5/1/2020	$0.01528
4/10/2020	5/1/2020	$0.01528
4/17/2020	5/1/2020	$0.01528
4/24/2020	5/1/2020	$0.01528
5/1/2020	6/5/2020	$0.01528
5/8/2020	6/5/2020	$0.01528
5/15/2020	6/5/2020	$0.01528
5/22/2020	6/5/2020	$0.01528
5/29/2020	6/5/2020	$0.01528

On May 28, 2020, our board of directors declared distributions for the months of June 2020, July 2020, and August 2020. The distributions have weekly record dates as of the close of business of each week in June 2020, July 2020 and August 2020 and will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
06/05/2020	07/06/2020	$0.01179
06/12/2020	07/06/2020	$0.01179
06/19/2020	07/06/2020	$0.01179
06/26/2020	07/06/2020	$0.01179
07/06/2020	08/07/2020	$0.01179
07/10/2020	08/07/2020	$0.01179
07/17/2020	08/07/2020	$0.01179
07/24/2020	08/07/2020	$0.01179
07/31/2020	08/07/2020	$0.01179
08/07/2020	09/04/2020	$0.01179
08/14/2020	09/04/2020	$0.01179
08/21/2020	09/04/2020	$0.01179
08/28/2020	09/04/2020	$0.01179

From time to time, we may also pay special interim distributions in the form of cash or shares of our common stock at the discretion of our board.

The likely and expected tax character of distributions declared and paid to our shareholders during the tax year ended December 31, 2019 was as follows:

	Unaudited TPIC January 1, 2019 - March 31, 2019	Unaudited FLEX April 1, 2019 - December 31, 2019	Unaudited Twelve Months Ended December 31, 2019
Ordinary income	$48,359	$—	$48,359
Return of capital	113,975	1,221,101	1,335,076
Total	$162,334	$1,221,101	$1,383,435

Based on updated information, we estimate our distributions of ordinary income to be $48,359 and return of capital to be $1,335,076 for the tax year ending December 31, 2019. We have adjusted prior period information presented accordingly.

The tax character of the distributions declared and paid to the Company’s shareholders during the tax year ended December 31, 2019 are estimates and will not be fully determined until the Company’s tax return is filed.

Our cost basis of investments as of March 31, 2020 for tax purposes was $39,762,686, resulting in an estimated net unrealized loss of $3,308,544. The gross unrealized gains and losses as of March 31, 2020 were $458,674 and $3,767,218, respectively.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following estimates the net decrease in net assets resulting from operations to taxable income, which will be included as part of our tax return for the tax year ended December 31, 2019.

	Unaudited TPIC January 1, 2019 - March 31, 2019	Unaudited FLEX April 1, 2019 - December 31, 2019	Unaudited Twelve Months Ended December 31, 2019
Net increase in net assets resulting from operations	$(775,946)	$(1,838,219)	$(2,614,165)
Net realized loss on investments	(1,672)	1,880,542	1,878,870
Net unrealized (gains) losses on investments	61,423	(522,667)	(461,244)
Other temporary book-to-tax differences	—	(151,746)	(151,746)
Permanent differences	659,270	372,911	1,032,181
Taxable income before deductions for distributions	$(56,925)	$(259,179)	$(316,104)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the tax year ended December 31, 2019, we decreased accumulated net investment loss by $1,348,284 and decreased additional paid in capital by $1,348,284.

PWAY Income Taxes - Pre-Merger

As of March 31, 2019, PWAY’s cost basis of investments for tax purposes was $8,993,783 resulting in an estimated net unrealized loss of $811,740. As of March 31, 2019, the gross unrealized gains and losses were $198,628 and $1,010,368, respectively. As a result of the tax-free reorganization on March 31, 2019, PWAY’s tax basis in its assets have been carried over to the Company.

For the short tax year ended March 31, 2019, PWAY had no cumulative taxable income in excess of cumulative distributions. For the short tax year ended March 31, 2019, PWAY estimated $100,642 in capital loss carryforwards available for future use. This amount will be available for utilization by us beginning with the tax year ended December 31, 2019.

TPIC/FLEX Income Taxes - Pre-Merger

Prior to the merger, the TPIC’s cost basis of investments for tax purposes was $12,106,882 resulting in an estimated net unrealized loss of $675,641. Prior to the merger, the gross unrealized gains and losses were $70,589 and $746,230 respectively.

For the tax year ended December 31, 2018, TPIC had no cumulative taxable income in excess of cumulative distributions.

For the tax year ended December 31, 2018, TPIC had $1,360,148 capital loss carryforwards available for future use. Combined with PWAY’s capital loss carryforward of $100,642, the Company will have a combined capital loss carryforward of $1,460,790 available for future utilization.

The tax character of distributions declared and paid to PWAY's shareholders during the nine months ended March 31, 2019 was as follows:

Nine Months Ended March 31, 2019(1)
Ordinary income	$23,732
Return of capital	300,907
Total	$324,639

(1)PWAY dissolved for income tax purposes as of March 31, 2019. As such, PWAY filed a final tax return for the nine-month period ended March 31, 2019.

The character of distributions declared and paid to PWAY's shareholders during the fiscal years ended June 30, 2018 and 2017 was as follows:

	Year Ended June 30, 2018	Year Ended June 30, 2017
Capital gain	$161,753	$—
Return of capital	403,766	504,515
Total	$565,519	$504,515

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following reconciles the net decrease in net assets resulting from operations to taxable income for the tax years ended June 30, 2018, and 2017 as well as the nine months ended March 31, 2019.

	Nine Months Ended March 31, 2019	Year Ended June 30, 2018	Year Ended June 30, 2017
Net increase in net assets resulting from operations	$163,573	$(5,126)	$765,862
Net realized loss on investments	45,453	(181,007)	(17,839)
Net unrealized (gains) losses on investments	769,197	704,925	(357,968)
Other temporary book-to-tax differences	(83,713)	(230,457)	(133,592)
Permanent differences	(899,819)	(855,526)	(653,844)
Taxable income before deductions for distributions	$(5,309)	$(567,191)	$(397,381)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the fiscal year ended June 30, 2019, we increased accumulated net investment loss by $894,510 and increased additional paid in capital by $894,510.

EXPENSE LIMITATION AGREEMENT

Pursuant to the Expense Limitation Agreement between us and our Adviser (the “ELA”), our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”).  For purposes of the ELA, the term “Operating Expenses” with respect to the fund, is defined to include all expenses necessary or appropriate for the operation of the fund, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the fund’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the fund’s expenses for such quarter, permits the fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of fund shares) (the “Distribution”) from the sum of (x) the fund’s net investment income (loss) for such quarter plus (y) the fund’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the fund for such quarter, without regard to the GAAP treatment of such expense, provided that to the extent we book accruals for any such reimbursements, such accruals shall be booked in accordance with GAAP. .  In the event that the fund is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the fund does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the fund for accounting purposes and shall be paid when the fund has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties, including as a result of the Wuhan Virus pandemic. Please see “Risk Factors” and “Special Note Regarding Forward Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Company Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We have elected and intend to continue to qualify annually to be taxed for U.S. federal income tax purposes as a RIC under the Code.

On March 31, 2019, PWAY merged with and into us. As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). Effective August 5, 2020, we changed our name to Prospect Flexible Income Fund, Inc. In connection with the Merger, Prospect Flexible Income Management, LLC, an affiliate of PWAY, became our investment adviser, and Prospect Administration LLC, an affiliate of the Adviser, became our administrator. Although PWAY merged with and into us, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this prospectus and in the reports that we file with the SEC.

We have engaged Triton Pacific Securities, LLC to serve as the dealer manager for our offering. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

We are offering for sale a maximum amount of $300,000,000 our shares of common stock on a "best efforts" basis. We are currently offering to sell our Class A Shares up to the maximum offering amount, at an offering price of $9.33 per Class A Share. As of August 25, 2020, we have sold a total of 2,367,478 shares of common stock, including 198,792 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $31.7 million, including the reduction of 283,573 shares repurchased pursuant to the Company’s share repurchase program for a gross repurchase amount of ($2.8) million, 14,815 shares of common stock sold to Triton Pacific Adviser, LLC, our former investment adviser (the “Former Adviser”) in exchange for gross proceeds of $200,003, and 775,193 shares the Company issued as a result of the Merger for gross proceeds of $8.1 million.

On March 11, 2020, the World Health Organization declared the Wuhan Virus outbreak a global pandemic and recommended containment and mitigation measures worldwide. As of the three months ended March 31, 2020, and subsequent to March 31, 2020, the Wuhan Virus pandemic has had a significant impact on the U.S. and global economy and on us. We have experienced an increase in unrealized depreciation of our investment portfolio due to decreases in fair value of its investments attributable to the impact of the Wuhan Virus pandemic on the markets.

The extent of the impact of the Wuhan Virus pandemic on the financial performance of our current and future investments will depend on future developments, including the duration and spread of the virus, related advisories and restrictions, and the health of the financial markets and economy, all of which are highly uncertain and cannot be predicted. To the extent our portfolio companies are adversely impacted by the effects of the Wuhan Virus pandemic, it may have a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the results of operations and financial condition of our portfolio companies. See “Risk Factors.”

Our Adviser

Our Adviser is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. Our Adviser is controlled by Prospect Capital Management, who owns a majority of its voting units. Mr. Eliasek is the principal officer of the Adviser.

For information on the background of the investment personnel of the Adviser see “Portfolio Management—Investment Personnel.”

Third Quarter Highlights

Investment Transactions

We seek to be a long-term investor with our portfolio companies. During the three months and nine months ended March 31, 2020, we purchased investment securities (excluding short-term securities) of $2,578,142 and $22,003,340, respectively. During the same three month and nine month period, sales and redemptions of investment securities (excluding short-term securities) were $2,709,397 and $5,984,671, respectively, resulting in a total net portfolio decline of ($131,255) for the three months ended March 31, 2020 and a total net portfolio growth of $16,018,669 for the nine months ended March 31, 2020.

Debt Issuances and Redemptions

During the three months and nine months ended March 31, 2020, we drew an additional $0 and $15,500,000, respectively, on our Credit Facility (as defined herein) for a total of $21,000,000 outstanding on our credit facility as of March 31, 2020. See "Credit Facility".

On January 21, 2020, under our share repurchase program, we made an offer to purchase (the "Tender Offer") up to the number of shares of our issued and outstanding Class A common stock we can repurchase with the proceeds we receive from the issuance of shares under our distribution reinvestment plan prior to the expiration of the Tender Offer. The Tender Offer was for cash at a price equal to the net offering price per share determined as of February 21, 2020 (“Purchase Price”). The offer expired at 4:00 P.M., Eastern Time, on February 19, 2020 and a total of 166,707 shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, the Company purchased 19,743 shares validly tendered and not withdrawn at a price equal to $10.70 per share for an aggregate purchase price of approximately $211,246.

Equity Issuances

As part of the dividend reinvestment plan, we issued 6,054, 8,032 and 7,076 shares of our common stock on January 3, 2020, February 7, 2020 and March 6, 2020, respectively. On April 3, 2020 we issued 7,087 shares of our common stock in connection with the dividend reinvestment plan for March 2020 distributions.

Investments

We intend to primarily lend to and invest in the debt of privately-owned U.S. middle market companies. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We also expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

We will generally source our investments primarily through our Adviser. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. As of March 31, 2020, our Adviser, through Prospect Capital Management, has access to 95 professionals, 42 of whom perform investment advisory functions.

We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation - also known as “high yield” or “junk bonds”). However, we may also invest in non-rated debt securities.

To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the Company Act.

As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of collateralized loan obligations ("CLOs"), which we also refer to as subordinated structured notes ("SSNs"). The senior secured loans underlying our CLO investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.

As a BDC, we are subject to certain regulatory restrictions in making our investments. On January 13, 2020, the parent company of the Adviser received an exemptive order from the SEC granting the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed by our Adviser or certain affiliates, including us, Prospect Capital Corporation and Priority Income Fund, Inc., subject to certain conditions included therein. Under the terms of the Order permitting us to co-invest with other funds managed by our Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Additional Relationships and Related Party Transactions—Allocation of Investments.” These co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

As a BDC, we are permitted under the Company Act to borrow funds to finance portfolio investments. To enhance our opportunity for gain, we intend to employ leverage as market conditions permit. At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, we are allowed to increase our leverage capacity effective as of March 16, 2019. The use of leverage, although it may increase returns, may also increase the risk of loss to our investors, particularly if the level of our leverage is high and the value of our investments declines. For a discussion of the risks of leverage, see “Risk Factors – Risks Relating to Our Business and Structure.”

Revenues

We generate revenue in the form of dividends, interest and capital gains on the debt securities, equity interests and CLOs that we hold. In addition, we may generate revenue from our portfolio companies in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees will be recognized as earned.

Expenses

Our primary operating expenses will be the payment of advisory fees and other expenses under the Investment Advisory Agreement. The advisory fees will compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and management services agreement;

●	the cost of calculating our net asset value, including the cost of any third-party valuation services;

●	the cost of effecting sales and repurchase of shares of our common stock and other securities;

●	investment advisory fees;

●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

●	transfer agent and custodial fees;

●	fees and expenses associated with marketing efforts;

●	federal and state registration fees;

●	federal, state and local taxes;

●	independent directors’ fees and expenses;

●	costs of proxy statements, stockholders’ reports and notices;

●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone, and staff;

●	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

●	costs associated with our reporting and compliance obligations under the Company Act and applicable federal and state securities laws;

●	brokerage commissions for our investments;

●	legal, accounting and other costs associated with structuring, negotiating, documenting and completing our investment transactions;

●	all other expenses incurred by our Adviser, in performing its obligations, subject to the limitations included in the Investment Advisory Agreement; and

●	all other expenses incurred by either our Administrator or us in connection with administering our business, including payments to our Administrator under the Administration Agreement that will be based upon our allocable portion of its overhead and other expenses incurred in performing its obligations under the Administration Agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief executive officer, chief compliance officer and chief financial officer and their respective staffs.

Reimbursement of our Administrator for Administrative Services

We will reimburse our Administrator for the administrative expenses necessary for its performance of services to us. Such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. However, such reimbursement is made in an amount equal to the lower of the Administrator’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. We will not reimburse our Administrator for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of our Administrator.

Merger

Effective March 31, 2019, TPIC and PWAY entered into a tax free business combination. Concurrent with the Merger, TPIC, the legal acquirer, was renamed TP Flexible Income Fund, Inc. Effective August 5, 2020, we changed our name to Prospect Flexible Income Fund, Inc. As a result of the Merger the Company issued 775,193 shares of the Company’s common stock to the former shareholders of PWAY and all shares of PWAY were retired.

For financial reporting purposes, the Merger was treated as a recapitalization of PWAY followed by the reverse acquisition of TPIC by PWAY for a purchase price equivalent to the fair value of TPIC’s net assets.

Consistent with tax free business combinations of investment companies, for financial reporting purposes, the reverse merger accounting was recorded at fair value; however, the cost basis of the investments received from TPIC was carried forward to align ongoing financial reporting of the Company’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Further, the components of net assets of the Company reflect the combined components of net assets of both PWAY and TPIC.

In accordance with the accounting and presentation for reverse acquisitions, the historical financial statements of the Company, prior to the date of the Merger reflect the financial positions and results of operations of PWAY, with the results of operations of TPIC being included commencing on April 1, 2019. Effective with the completion of the Merger, TPIC, changed its fiscal year end to be the last day of June consistent with PWAY’s fiscal year.

In the Merger, common shareholders of PWAY received newly-issued common shares in the Company having an aggregate net asset value equal to the aggregate net asset value of their holdings of PWAY Class A and/or PWAY Class I common shares, as applicable, as determined at the close of business on March 27, 2019, as permitted by the Merger Agreement. The differences in net asset value between March 27, 2019 and March 31, 2019 were not material. Relevant details pertaining to the Merger are as follows:

	NAV/Share ($)	Conversion Ratio
Triton Pacific Investment Corporation, Inc.	$10.48	N/A
Pathway Capital Opportunity Fund, Inc.: Class A	$13.46	1.2848
Pathway Capital Opportunity Fund, Inc.: Class I	$13.50	1.2884

Investments

The cost, fair value and net unrealized appreciation (depreciation) of the investments of TPIC as of the date of the Merger, was as follows:

TPIC
Cost of investments	$12,106,879
Fair value of investments	11,431,241
Net unrealized appreciation (depreciation) on investments	$(675,638)

Common Shares

The common shares outstanding, net assets applicable to common shares and NAV per common share outstanding immediately before and after the Merger were as follows:

	PWAY	PWAY
Accounting Acquirer - Prior to Merger	Class A	Class I
Common shares outstanding	570,431	32,834
Net assets applicable to common shares	$7,679,839	$443,296
NAV per common share	$13.46	$13.50
Legal Acquiring Fund - Prior to Merger	TPIC
Common shares outstanding	1,614,221
Net assets applicable to common shares	$16,915,592
NAV per common share	$10.48
Legal Acquiring Fund - Post Merger	FLEX
Common shares outstanding	2,403,349
Net assets applicable to common shares	$25,086,682
NAV per common share	$10.44

Cost and Expenses

In connection with the Merger, PWAY incurred certain associated costs and expenses of approximately $731,000, of which $709,000 of these costs and expenses were expensed by PWAY and $22,000 were expensed by FLEX. In connection with the Merger, TPIC incurred certain associated costs and expenses of approximately $682,000, of which $636,000 were expensed by TPIC and $46,000 were expensed by FLEX.

Purchase Price Allocation

PWAY as the accounting acquirer acquired 32% of the voting interests of TPIC. The below table summarizes the purchase price allocation from TPIC:

PWAY as acquirer
Value of Common Stock Issued	$17,052,546
Assets acquired:
Investments	11,431,241
Cash and cash equivalents	5,055,456
Other assets	607,163
Total assets acquired	17,093,860
Total liabilities assumed	41,314
Net assets acquired	17,052,546
Total purchase price	$17,052,546

 Portfolio and Investment Activity

During the three months and nine months ended March 31, 2020, purchases of investment securities (excluding short-term securities) were $2,578,142 and $22,003,340, respectively. During the same three month and nine month period, sales and redemptions of investment securities (excluding short-term securities) were $2,709,397 and $5,984,671, respectively, resulting in a total net portfolio decline of ($131,255) for the three months ended March 31, 2020 and a total net portfolio growth of $16,018,669 for the nine months ended March 31, 2020. As of March 31, 2020, our investment portfolio, with a total fair value of $36,454,142, consisted of interests in 60 investments (81% in senior secured loans, 2% in senior unsecured bonds, 2% in equity/other and 15% in CLO - subordinated notes). During the three months and nine months ended March 31, 2020, the investment activity continued to focus on repositioning the portfolio as a result of the Merger.

During the quarter ended March 31, 2020, the U.S. loan market exhibited a heightened level of volatility. While U.S. loan prices remained relatively stable throughout February 2020, the increasingly negative sentiment associated with the economic ramifications of the rapid spread of the Wuhan Virus led to a precipitous decline in U.S. loan prices during March 2020. As a result, our purchases of investment securities decreased and our portfolio declined in value during the three months ended March 31, 2020.

During the three months and nine months ended March 31, 2019, purchases of investment securities (excluding short-term securities) were $35,015. During the same period, sales and redemptions of investment securities (excluding short-term securities) were $0 and $2,068,610, respectively, resulting in a total net portfolio growth of $35,015 for the three months ended March 31, 2019 and a total net portfolio decline of ($2,033,595) for the nine months ended March 31, 2019. As of March 31, 2019, our investment portfolio, with a total fair value of $19,613,285, consisted of interests in 56 investments (56% in senior secured loans, 2% in senior secured bonds, 23% in senior unsecured bonds, 3% in equity/other and 16% in CLO - subordinated notes).

During the fiscal year ended June 30, 2019, purchases of investment securities (excluding short-term securities) were $12,454,720. During the same period, sales and redemptions of investment securities (excluding short-term securities) were $9,854,278. As of June 30, 2019, our investment portfolio, with a total fair value of $24,019,563, consisted of interests in 53 investment companies (76% in senior secured bonds, 2% in senior unsecured bonds, 2% in equity/other and 20% in CLO - subordinated notes). In connection with the Merger, the Company expected to have its portfolio repositioned, including by selling portfolio investments that were not “qualifying assets” under the Company Act, for cash and re-investing such proceeds in assets that were “qualifying assets” under the Company Act and consistent with the Company’s investment strategy. As of June 30, 2019, a substantial amount of such portfolio repositioning had been completed by the Company.

Portfolio Holdings

As of March 31, 2020, our investment portfolio, with a total fair value of $36,454,142, consisted of interests in 33 portfolio companies and 24 structured subordinated notes. The following table presents certain selected information regarding our portfolio composition and weighted average yields as of March 31, 2020 and June 30, 2019:

	As of March 31, 2020 As of June 30, 2019
	Amortized		As Percent of Total Fair	Amortized		As Percent of Total Fair
	Cost	Fair Value	Value	Cost	Fair Value	Value
Senior Secured Loans-First Lien	$29,994,970	$28,120,558	77%	$15,911,289	$15,825,870	66%
Senior Secured Loans-Second Lien	2,297,257	1,541,250	4%	2,790,577	2,505,227	10%
Equity/Other	681,111	732,027	2%	681,111	570,816	2%
Senior Unsecured Bonds	951,526	821,700	2%	444,957	402,163	2%
Structured subordinated notes	6,370,759	5,238,607	15%	5,070,436	4,715,487	20%
Total	$40,295,623	$36,454,142	100%	$24,898,370	$24,019,563	100%

Number of portfolio companies	33			36
Number of Structured subordinated notes	24			17

% Variable Rate (based on fair value)(1)	98%			98%
% Fixed Rate (based on fair value)(1)	2%			2%
% Weighted Average Yield on Variable Rate (based on principal outstanding)(1)(2)	8%			11%
% Weighted Average Yield on Fixed Rate (based on principal outstanding)(1)	14%			12%
% Weighted Average Yield on Structured Subordinated Notes (based on cost)	17%			18%
% Weighted Average Yield on Fixed Rate Debt, Variable Rate Debt and Structured Subordinated Notes (based on cost)(3)	9%			11%

(1)	The interest rate by type information is calculated using the Company’s debt portfolio and excludes equity investments.

(2)	The interest rate by type information is calculated using the Company’s debt portfolio and excludes structured subordinated notes.

(3)	The interest rate by type information is calculated excluding the Company’s equity investments.

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of March 31, 2020 and June 30, 2019:

	March 31, 2020
Industry	Investments at Amortized Cost	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$6,370,759	16%	$5,238,607	14%
Healthcare & Pharmaceuticals	4,566,216	12%	4,790,806	13%
High Tech Industries	5,301,695	13%	4,715,159	13%
Telecommunications	3,747,838	9%	3,414,012	9%
Services: Consumer	3,133,067	8%	2,775,232	8%
Services: Business	2,471,556	6%	2,370,774	6%
Media: Broadcasting & Subscription	2,197,305	5%	2,020,985	6%
Wholesale	1,968,691	5%	1,801,263	5%
Construction & Building	1,734,981	4%	1,717,631	5%
Media: Diversified and Production	1,567,463	4%	1,621,394	4%
Transportation: Cargo	1,471,616	4%	1,470,000	4%
Financial	951,526	2%	821,700	2%
Retail	1,120,097	3%	746,290	2%
Consumer goods: Durable	742,598	2%	728,325	2%
Media: Advertising, Printing & Publishing	974,682	2%	714,038	2%
Banking, Finance, Insurance & Real Estate	663,125	2%	665,000	2%
Beverage, Food & Tobacco	481,568	1%	416,551	1%
Energy: Oil & Gas	495,648	1%	257,500	1%
Hotel, Gaming & Leisure	335,192	1%	168,875	1%
Total	$40,295,623	100%	$36,454,142	100%

	June 30, 2019
Industry	Investments at Amortized Cost	Percentage of Portfolio	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$5,070,436	20%	$4,715,487	20%
High Tech Industries	3,978,294	16%	3,960,671	15%
Healthcare & Pharmaceuticals	2,896,431	12%	2,975,996	12%
Services: Business	2,800,945	11%	2,780,788	12%
Media: Broadcasting & Subscription	1,718,609	7%	1,675,694	7%
Hotel, Gaming & Leisure	1,329,626	5%	1,138,341	5%
Services: Consumer	1,079,941	4%	1,100,093	5%
Media: Advertising, Printing & Publishing	976,509	4%	947,142	4%
Retail	1,146,377	5%	905,020	4%
Beverage, Food & Tobacco	483,971	2%	498,688	2%
Transportation: Cargo	496,276	2%	497,181	2%
Automotive	493,911	2%	496,226	2%
Consumer	500,000	2%	496,134	2%
Media: Diversified & Production	489,513	2%	489,685	2%
Telecommunications	497,513	2%	479,004	2%
Energy: Oil & Gas	495,061	2%	461,250	2%
Financial	444,957	2%	402,163	2%
Total	$24,898,370	100%	$24,019,563	100%

We do not “control” any of our portfolio companies, as defined in the Company Act. We are an affiliate of Injured Workers Pharmacy, LLC (held through ACON IWP Investors I, L.L.C.). In general, under the Company Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

The following table shows the composition of our investment portfolio by level of control as of March 31, 2020 and June 30, 2019:

	March 31, 2020				June 30, 2019
Level of Control	Cost	% of Portfolio	Fair Value(1)	% of Portfolio	Cost	% of Portfolio	Fair Value	% of Portfolio
Affiliate	$472,357	1%	$732,027	2%	$472,357	2%	$570,816	2%
Non-Control/Non- Affiliate	39,823,266	99%	35,722,115	98%	24,426,013	98%	23,448,747	98%
Total Investments	$40,295,623	100%	$36,454,142	100%	$24,898,370	100%	$24,019,563	100%

(1)	As of March 31, 2020, the fair value of our investments was negatively impacted by the uncertainty surrounding the impact of the Wuhan Virus pandemic. For more information, see “Valuation of Portfolio Investments”.

Results of Operations – Comparison of Three and Nine Months Ended March 31, 2020 and 2019

Investment Income

For the three months ended March 31, 2020 and 2019, we generated $900,371 and $251,386, respectively, in investment income in the form of interest and fees earned on our debt portfolio. For the nine months ended March 31, 2020 and 2019, we generated $2,502,863 and $850,356, respectively, in investment income in the form of interest and fees earned on our debt portfolio. Such revenues were primarily cash income and non-cash portions related to the accretion of discounts.

For the three months and nine months ended March 31, 2020, PIK interest included in interest income totaled $29 and $87, respectively. There was no PIK interest for the three months and nine months ended March 31, 2019. Investment income for the three months and nine months ended March 31, 2020 and March 31, 2019 increased due to the increase in assets and investments as a result of the Merger.

Operating Expenses

Total operating expenses before expense limitation support and waiver of offering costs totaled $866,485 and $439,441 for the three months ended March 31, 2020 and 2019, respectively. Total operating expenses before expense limitation support and waiver of offering costs totaled $2,607,283 and $1,545,413 for the nine months ended March 31, 2020 and 2019, respectively. These operating expenses consisted primarily of amortization of offering costs, base management fees, administrator costs, legal expense, audit and tax expense, and adviser shared service expense.

The base management fees for the three months ended March 31, 2020 and 2019, respectively, were $185,935 and $43,813. The base management fees for the nine months ended March 31, 2020 and 2019, respectively, were $525,549 and $152,226. The base management fees for the three months and nine months ended March 31, 2020 and March 31, 2019 increased as a result of the increase in assets as a result of the Merger.

The amortization of offering costs for the three months ended March 31, 2020 and 2019, respectively, were $151,512 and $0. The amortization of offering costs for the nine months ended March 31, 2020 and 2019, respectively, were $423,406 and $64,500.

The Adviser shared service expense for the three months ended March 31, 2020 and 2019, respectively, were $0 and $5,477. The Adviser shared service expense for the nine months ended March 31, 2020 and 2019, respectively, were $0 and $19,028.

The legal expenses for the three months ended March 31, 2020 and 2019, respectively, were $20,760 and $148,537. The legal expenses for the three months ended March 31, 2019 were higher due to the costs incurred in order to close the Merger. The legal expenses for the nine months ended March 31, 2020 and 2019, respectively, were $132,380 and $729,381. The legal expenses for the nine months ended March 31, 2019 were higher due to the legal costs incurred in order to close the Merger.

Pursuant to the expense limitation support payment (discussed below), the sponsor reimbursed the Company $(185,935) and $0 for the three months ended March 31, 2020 and 2019, respectively, and $(525,549) and $(181,029) for the nine months ended March 31, 2020 and 2019, respectively.

Net Investment Income

Our net investment income totaled $219,821 and $1,304,197 for the three months ended March 31, 2020 and 2019, respectively, and $421,129 and $978,224 for the nine months ended March 31, 2020 and 2019, respectively.

Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized.

For the three months ended March 31, 2020 and 2019, respectively, we received proceeds from sales and repayments on unaffiliated investments of $2,709,397 and $0, from which we realized net losses of $0 and $0. For the nine months ended March 31, 2020 and 2019, respectively, we received proceeds from sales and repayments on unaffiliated investments of $5,984,671 and $2,068,610, from which we realized net losses of $(695,468) and $(45,453).

Net Unrealized Gains/Losses on Investments

Net change in unrealized gains (losses) on investments reflects the net change in the fair value of our investment portfolio. For the three months ended March 31, 2020 and 2019, respectively, net change in unrealized gains (losses) totaled $(2,566,076) and $175,862, respectively. For the nine months ended March 31, 2020 and 2019, respectively, net change in unrealized gains (losses) totaled $(2,962,674) and $(769,197), respectively. For the three and nine months ended March 31, 2020, the fair value of our investments was negatively impacted by the uncertainty surrounding the impact of the Wuhan Virus pandemic and its effect on market yields and fundamental portfolio company performance. For more information, see “Valuation of Portfolio Investments” within the interim Financial Statements for the nine months ended March 31, 2020.

Results of Operations - Comparison of the Fiscal Years Ended June 30, 2019, June 30, 2018 and June 30, 2017

Investment Income

For the fiscal year ended June 30, 2019, 2018, and 2017, we generated $1,410,726, $1,298,317 and $1,179,924 respectively, in investment income in the form of interest and fees earned on our debt portfolio. Such revenues were entirely cash income and non-cash portions related to the accretion of discounts. For the fiscal year ended June 30, 2019, PIK interest included in interest income totaled $166 and $0, respectively. There was no PIK interest for the fiscal years ended June 30, 2018 and 2017.

Operating Expenses

Total operating expenses before expense limitation support and waiver of offering costs totaled $2,943,931, $1,984,880 and $1,655,397 for the fiscal years ended June 30, 2019, 2018, and 2017, respectively, and consisted primarily of amortization of offering costs, base management fees, administrator costs, legal expense, audit and tax expense, and adviser shared service expense. The increase in expenses for the fiscal year ended June 30, 2019 mainly were the result of the Merger and the legal and other Merger related expenses incurred. The base management fees for the fiscal years ended June 30, 2019, 2018, and 2017, respectively, were $281,078, $264,101 and $213,802. The amortization of offering costs for the fiscal years ended June 30, 2019, 2018, and 2017, respectively, were $165,517, $358,608 and $215,610. The adviser shared service expense for the fiscal years ended June 30, 2019, 2018, and 2017, respectively, were $19,028, $216,184 and $192,345. The legal expenses for the fiscal years ended June 30, 2019, 2018, and 2017, respectively, were $833,849, $49,565 and $28,182. Pursuant to the expense limitation support payment (discussed below), the sponsor reimbursed the Company $(309,881), $(1,205,356) and $(865,348) for the fiscal years ended June 30, 2019, 2018, and 2017, respectively. As part of the Merger $(1,492,252) of offering costs was waived.

Net Investment Income

Our net investment income totaled $268,928, $518,793 and $389,875 for the fiscal years ended June 30, 2019, 2018, and 2017, respectively.

Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized.

For the fiscal years ended June 30, 2019, 2018, and 2017, respectively, we received proceeds from sales and repayments on unaffiliated investments of $9,854,278, $5,230,764 and $2,892,360, from which we realized a net loss of $(1,202,885), $181,008 and $17,839.

Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation (depreciation) on investments reflects the net change in the fair value of our investment portfolio. For the fiscal years ended June 30, 2019, 2018, and 2017, respectively, net unrealized appreciation (depreciation) totaled $150,069, $(704,926) and $357,968, respectively.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of our offering, and from cash flows from fees (such as management fees), interest and dividends earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of funds will be investments in companies, and payments of our expenses and distributions to holders of our common stock.

We believe that our current cash on hand and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations. This “Financial Condition, Liquidity and Capital Resources” section should be read in conjunction with the Wuhan Virus Pandemic under the “Recent Developments” section below.

The offering of our common stock represents a continuous offering of our shares. The initial offering of our common stock commenced on September 4, 2012 and terminated on March 1, 2016. On March 17, 2016, we commenced the follow-on offering of our common stock, which follow-on offering is currently ongoing. We intend to file post-effective amendments to our registration statement to allow us to continue our offering for three years. On September 26, 2019, we filed with the SEC an amendment to our registration statement, which was declared effective September 26, 2019, in order to continue our continuous public offering of our shares.

The Dealer Manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum investment in shares of our common stock is $5,000.

On August [●], 2020, the Company increased its offering price from $9.03 per share to $9.33 per share. The increase in the offering price is effective for all closings occurring on or after August [●], 2020. We will sell our shares on a continuous basis at a price of $9.33 per share. To the extent our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In connection with each closing, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling shares of our common stock at a price per share which, after deducting upfront selling commissions, if any, is below the then-current net asset value per share of the applicable class. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we appropriately publish the updated information.

We may borrow funds to make investments at any time, including before we have fully invested the proceeds of our offering, to the extent we determine that additional capital would allow us to take advantage of investment opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We have not yet decided, however, whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred stock.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsor and its affiliates have an aggregate financial net worth, exclusive of home, automobile and home furnishings, of 5% of the first $20,000 of both the gross amount of securities currently being offered and the gross amount of any originally issued direct participation program sold by our sponsor and its affiliates within the last 12 months, plus 1% of all amounts in excess of the first $20,000. Based on these requirements, our sponsor and its affiliates have an aggregate net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Contractual Obligations

We have entered into certain contracts under which we have material future commitments. On March 31, 2019, we entered into the Investment Advisory Agreement with Prospect Flexible Income Management, LLC in accordance with the Company Act. The Investment Advisory Agreement became effective upon consummation of the Merger. Prospect Flexible Income Management serves as our investment adviser in accordance with the terms of the Investment Advisory Agreement. Payments under the Investment Advisory Agreement in each reporting period will consist of (i) a management fee equal to a percentage of the value of our gross assets and (ii) income and capital gains incentive fees based on our performance.

On March 31, 2019, we entered into the Administration Agreement with Prospect Administration, which was amended and restated effective as of July 17, 2019, pursuant to which Prospect Administration furnishes us with administrative services necessary to conduct our day-to-day operations. The Administration Agreement with Prospect Administration initially became effective upon consummation of the Merger. We reimburse Prospect Administration for its allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and its allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs and other administrative support personnel. We have engaged Bank of New York Mellon and affiliated entities to act as our custodian. We have also contracted with Phoenix American Financial Services to act as our transfer agent, plan administrator, distribution paying agent and registrar.

If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under the Investment Advisory Agreement and the Administration Agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.

Off-Balance Sheet Arrangements

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not have any off-balance sheet financings or liabilities.

Credit Facility

On May 16, 2019, we established the Credit Facility with RBC acting as administrative agent. In connection with the Credit Facility, the SPV, as borrower, and each of the other parties thereto, entered into the Loan Agreement. The SPV is a wholly-owned subsidiary of the Company that was formed to facilitate the transactions under the Credit Facility. Under the terms of the Credit Facility, the SPV holds certain of the securities that would otherwise be owned by the Company to be used as the borrowing base and collateral under the Credit Facility. Income paid on these investments is distributed to the Company pursuant to a waterfall after taxes, fees, expenses, and debt service. The lenders under the Credit Facility have a security interest in the investments held by the SPV. Although these investments are owned by the SPV, because the SPV is a wholly-owned subsidiary of the Company, the Company is subject to all of the benefits and risks associated with the Credit Facility and the investments held by the SPV.

The Credit Facility matures on May 21, 2029 and generally bears interest at a rate of three-month LIBOR plus 1.55%. The Credit Facility is secured by substantially all of the SPV’s properties and assets. Under the Loan Agreement, the SPV has made certain customary representations and warranties and is required to comply with various covenants, including reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

Recent Developments

Management has evaluated all known subsequent events through August 25, 2020 and notes the following:

Name Change

Effective August 5, 2020, we amended our articles of incorporation to change our name to Prospect Flexible Income Fund, Inc. In addition, on August 5, 2020, we amended and restated our bylaws to reflect the change of our corporate name.

Dealer Manager Agreement

On August 6, 2020, we amended our dealer manager agreement with our dealer manager to reflect a change to the upfront sales load paid to our dealer manager in connection with the sale of our Class A Shares. Under the amended dealer manager agreement, we will pay our dealer manager an upfront sales load of up to 9% of the gross proceeds received on Class A Shares sold in this offering all or a portion of which may be paid to selected broker-dealers and financial representatives. The upfront sales load consists of upfront selling commissions of up to 6.0% of the gross proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering. The amended dealer manager agreement will be effective once our registration statement, of which this prospectus is a part, is declared effective by the SEC.

License Agreement

On August 4, 2020, we entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of Prospect Capital Management is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.

Sales of Common Stock

For the period beginning April 1, 2020 and ending August 25, 2020, the Company sold 24,964 shares of its common stock for gross proceeds of $233,500 and issued 41,590 shares pursuant to its distribution reinvestment plan in the amount of $377,864.

Investment Activity

During the period from April 1, 2020 and ending August 25, 2020, the Company made four investments totaling $2.9 million. During the period from April 1, 2020 and ending August 25, 2020, the Company sold seven investments totaling $2.5 million.

Offering Price

On August 12, 2020, the Company increased its offering price from $8.78 per share to $9.03 per share. The increase in the offering price is effective for all closings occurring on or after August 12, 2020. In addition, on August [●], 2020, the Company increased its offering price from $9.03 per share to $9.33 per share. The increase in the offering price is effective for all closings occurring on or after August [●], 2020.

Special Repurchase Offer

On March 12, 2020, we made an offer to the Eligible Stockholders as part of the special repurchase offer to purchase up to 402,917.5 shares of the Company’s issued and outstanding Class A common stock, par value $0.001 per share, at a price equal to the net asset value per Share determined as of April 14, 2020. The offer expired at 4:00 P.M., Eastern Time, on April 9, 2020 and a total of 52,987 shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, the Company purchased all of the shares validly tendered and not withdrawn at a price equal to $8.05 per share for an aggregate purchase price of approximately $426,546.

Share Repurchase Offer

On June 9, 2020, under our share repurchase program, we made an offer to purchase up to the number of shares of our issued and outstanding Class A common stock we can repurchase with the proceeds we receive from the issuance of shares under our distribution reinvestment plan prior to the expiration of the offer.  The Tender Offer was for cash at a price equal to the net offering price per share determined as of July 10, 2020. The Tender Offer expired at 4:00 P.M., Eastern Time, on July 8, 2020, and a total of 65,266 shares were validly tendered and not withdrawn pursuant to the Tender Offer as of such date. In accordance with the terms of the Tender Offer, we purchased 28,786 shares validly tendered and not withdrawn at a price equal to $8.25 per share for an aggregate purchase price of approximately $237,488.

 Expense Limitation Agreement

On April 30, 2020, the Company’s board of directors approved extending the Expense Limitation Agreement for an additional 12- month term ending on April 30, 2021.

Credit Facility - Interest Rate

The Credit Facility bears interest at a rate of three-month LIBOR plus 1.55%. On May 11, 2020, the Company agreed to the increased interest rate of three-month LIBOR plus 2.20% on the Credit Facility for the period between May 16, 2020 to November 15, 2020.

Distributions

On May 28, 2020, our board of directors declared distributions for the months of June 2020, July 2020, and August 2020. The distributions have weekly record dates as of the close of business of each week in June 2020, July 2020 and August 2020 and will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
06/05/2020	07/06/2020	$0.01179
06/12/2020	07/06/2020	$0.01179
06/19/2020	07/06/2020	$0.01179
06/26/2020	07/06/2020	$0.01179
07/06/2020	08/07/2020	$0.01179
07/10/2020	08/07/2020	$0.01179
07/17/2020	08/07/2020	$0.01179
07/24/2020	08/07/2020	$0.01179
07/31/2020	08/07/2020	$0.01179
08/07/2020	09/04/2020	$0.01179
08/14/2020	09/04/2020	$0.01179
08/21/2020	09/04/2020	$0.01179
08/28/2020	09/04/2020	$0.01179

 Wuhan Virus Pandemic

In March, April, May and June 2020, the Wuhan Virus pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. Such actions are creating disruption in global supply chains and adversely impacting several industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The Wuhan Virus pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s portfolio companies and with respect to the Company’s business, financial condition, results of operations, and cash flows, such as the potential negative impact to financing arrangements, increased costs of operations, changes in law and/or regulation, and uncertainty regarding government and regulatory policy.

The Company has been closely monitoring the Wuhan Virus pandemic, its broader impact on the global economy and the more recent impacts on the U.S. economy. As of August 25, 2020, there is no indication of a reportable subsequent event impacting the Company’s consolidated financial statements for the three months ended March 31, 2020. The Company continues to observe and respond to the evolving Wuhan Virus environment and its potential impact on areas across its business.

Distributions

General

We elected to be treated, beginning with our fiscal year ending December 31, 2012, and intend to qualify annually thereafter, as a RIC under the Code. To maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our recognized capital gains in excess of recognized capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income or capital gains recognized but not distributed in preceding years and on which we paid no federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

Our board of directors has authorized, and has declared, cash distributions on our common stock on a monthly basis since the second quarter of 2015 (in our capacity as TPIC). The amount of each such distribution is subject to our board of directors’ discretion and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and distributions will begin to accrue on the date we accept subscriptions for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or any successor form) identifying the source of the distribution (i.e.,(i) paid from investment company taxable income, which is generally our net ordinary income plus our realized net short-term capital gains in excess of realized net long-term capital gains, (ii) paid from net capital gain on the sale of securities, which is our realized net long-term capital gains in excess of realized net-short term capital losses, and/or (iii) a return of paid-in capital surplus, which is generally a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, when we make a distribution, stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to U.S. stockholders.

Related Party Transactions

Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with our Adviser. We pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components - a base management fee and an incentive fee. The cost of both the base management fee payable to the Adviser and any incentive fees it earns are ultimately borne by our stockholders. See “-Investment Advisory Fees.”

Certain members of our senior management hold an equity interest in our Adviser. Members of our senior management also serve as principals of other investment managers affiliated with our Adviser that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.

Administration Agreement

On September 2, 2014, PWAY entered into an administration agreement with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser and in which certain members of our senior management hold an equity interest and act as principals. Pursuant to the agreement and plan of merger as amended and restated, between TPIC and PWAY, Prospect Administration LLC became the administrator for the Company pursuant to an administrative agreement, as amended and restated as of June 17, 2019 (the “Administrative Agreement”). The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and her staff. For the three months ended March 31, 2020 and 2019, administrative costs incurred by the Company and PWAY to the Administrator were $114,765 and $36,797, respectively. For the nine months ended March 31, 2020 and 2019, administrative costs incurred by the Company and PWAY to the Administrator were $452,081 and $122,671, respectively. As of March 31, 2020 and June 30, 2019, $328,124 and $341,235, respectively, was payable to the Administrator by the Company.

Allocation of Expenses

The cost of valuation services for CLOs is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the three months ended March 31, 2020 and 2019, PRIS incurred $22,158 and $41,826, respectively, in expenses related to valuation services that are attributable to the Company. During the nine months ended March 31, 2020 and 2019, PRIS incurred $60,813 and $123,596, respectively, in expenses related to valuation services that are attributable to the Company. The Company reimburses PRIS for these expenses and includes them as part of valuation services on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $79,139 and $32,314, respectively, of expense is due to PRIS, which is presented as part of due to affiliates on the Statement of Assets and Liabilities within the accompanying consolidated interim financial statements,

The cost of filing software is initially borne by PSEC, which then allocates to the Company its proportional share of such expense. During the three months ended March 31, 2020 and 2019, PSEC incurred $739 and $5,326, respectively in expenses related to the filing services that are attributable to the Company. During the nine months ended March 31, 2020 and 2019, PSEC incurred $9,065 and $10,793, respectively in expenses related to the filing services that are attributable to the Company. The Company reimburses PSEC for these expenses and includes them as part of general and administrative expenses on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $8,326 and $0 of expense was due to PSEC, respectively, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of portfolio management software is initially borne by the Company, which then allocates to PSEC its proportional share of such expense. During the three months ended March 31, 2020 and 2019, the Company incurred $0 and $1,342, respectively, in expenses related to the portfolio management software that is attributable to PSEC. During the nine months ended March 31, 2020 and 2019, the Company incurred $0 and $13,463, respectively, in expenses related to the portfolio management software that is attributable to PSEC. PSEC reimburses the Company for these expenses and included them as part of general and administrative expenses on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $0 of expense is due from PSEC.

Dealer Manager Agreement

The Company and its Adviser have entered into a dealer manager agreement with Triton Pacific Securities, LLC pursuant to which the Company pays the dealer manager a fee of up to 9% of gross proceeds raised in the Company’s offering, some of which is re-allowed to other participating broker-dealers. In addition to the upfront selling commissions and dealer manager fees, the Adviser may pay the Dealer Manager a fee (the “Additional Selling Commissions”) equal to no more than 1.0% of the net asset value per share per year. The Dealer Manager will reallow all or a portion of the Additional Selling Commissions to participating broker-dealers. The Dealer Manager is an affiliated entity of the Former Adviser and is partially owned by one of our directors, Craig Faggen.

Expense Limitation Agreement

The Company has entered into an expense limitation agreement with the Adviser pursuant to which the Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive under the Investment Advisory Agreement in order to limit the Company’s operating expenses to an annual rate, expressed as a percentage of the Company’s average quarterly net assets, equal to 8.00%. See “Expense Limitation Agreement” below.

Expense Limitation Agreement

Expense Reimbursement Agreement with our Former Adviser

On March 27, 2014, we and our Former Adviser entered into an Expense Reimbursement Agreement. The Expense Reimbursement Agreement was amended and restated effective April 5, 2018. Under the Expense Reimbursement Agreement, as amended, our Former Adviser, in consultation with the Company, could pay up to 100% of both our organizational and offering expenses and our operating expenses, all as determined by us and our Former Adviser. The Expense Reimbursement Agreement stated that until the net proceeds to us from our offering are at least $25 million, our Former Adviser could pay up to 100% of both our organizational and offering expenses and our operating expenses. After we received at least $25 million in net proceeds from our offering, our Former Adviser could, with our consent, continue to make expense support payments to us in such amounts as are acceptable to us and our Former Adviser. The Expense Reimbursement Agreement terminated on December 31, 2018. Our Former Adviser has agreed to reimburse a total of $5,292,192 as of December 31, 2018. However, as part of the Merger, the Former Adviser agreed to waive any amounts owed to it under the Expense Reimbursement Agreement.

Expense Limitation Agreement with the Adviser

Concurrently with the closing of the Merger, we entered into an Expense Limitation Agreement with our Adviser (the “ELA”). Pursuant to the ELA, our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”). For purposes of the ELA, the term “Operating Expenses” with respect to the Company, is defined to include all expenses necessary or appropriate for the operation of the Company, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the consolidated financial statements of the Company as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

Any ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the Company’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the Company’s expenses for such quarter, permits the Company to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Company shares) (the “Distribution”) from the sum of (x) the Company’s net investment income (loss) for such quarter plus (y) the Company’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense, provided that to the extent we book accruals for any such reimbursements, such accruals shall be booked in accordance with GAAP.  In the event that the Company is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the Company does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the Company for accounting purposes and shall be paid when the Company has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

Investment Advisory Fees

Pursuant to the Investment Advisory Agreement, we pay the Adviser a fee for investment advisory and management services consisting of a base management fee and an incentive fee. The cost of both the base management fee payable to the Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. For the first quarter of our operations following the Merger, the base management fee was calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement fell, and was appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Subsequently, the base management fee is payable quarterly in arrears, and is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter is appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

Incentive Fee. The incentive fee consists of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For purposes of this fee, “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fees on income and capital gains). Pre- incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The subordinated incentive fee on income is subject to a quarterly fixed preferred return to investors, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. Operating expenses are included in the calculation of the subordinated incentive fee on income.

We will pay our Adviser a subordinated incentive fee on income for each calendar quarter as follows:

●	No incentive fee will be payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5%.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) will be payable to our Adviser. This reflects that once the preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter will be allocated to our Adviser.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to the Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.

See “Investment Advisory Agreement” for a description of the investment advisory fees payable to our Adviser pursuant to the Investment Advisory Agreement.

Asset Coverage

In accordance with the Company Act, the Company is currently only allowed to borrow amounts such that its “asset coverage,” as defined in the Company Act, is at least 150% after such borrowing. “Asset coverage” generally refers to a company’s total assets, less all liabilities and indebtedness not represented by “senior securities,” as defined in the Company Act, divided by total senior securities representing indebtedness and, if applicable, preferred stock. “Senior securities” for this purpose includes borrowings from banks or other lenders, debt securities and preferred stock.

On March 23, 2018, an amendment to Section 61(a) of the Company Act was signed into law to permit BDCs to reduce the minimum “asset coverage” ratio from 200% to 150%, so long as certain approval and disclosure requirements are satisfied. In addition, for BDCs like the Company whose securities are not listed on a national securities exchange, the Company is also required to offer to repurchase its outstanding shares at the rate of 25% per quarter over four calendar quarters. Under the existing 200% minimum asset coverage ratio, the Company is permitted to borrow up to one dollar for investment purposes for every one dollar of investor equity, and under the 150% minimum asset coverage ratio, the Company will be permitted to borrow up to two dollars for investment purposes for every one dollar of investor equity. In other words, Section 61(a) of the Company Act, as amended, permits BDCs to potentially increase their debt-to-equity ratio from a maximum of 1 to 1 to a maximum of 2 to 1.

At the 2019 Annual Meeting, stockholders approved the application to the Company of the 150% minimum asset coverage ratio set forth in Section 61(a)(2) of the Company Act. As a result, and subject to certain additional disclosure requirements and the repurchase obligations described above, the minimum asset coverage ratio applicable to the Company was reduced from 200% to 150%, effective as of March 16, 2019.

Below is the asset coverage for the year ended June 30, 2019 and during the nine months ended March 31, 2020.

Revolving Credit Facility	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
March 31, 2020	$21,000,000	$1,914	—	—
December 31, 2019	$21,000,000	$2,018	—	—
September 30, 2019	$15,500,000	$2,461	—	—
June 30, 2019	$5,500,000	$5,256	—	—

(1)	The asset coverage ratio is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.
(2)	This column is inapplicable.

On April 8, 2020, in connection with the outbreak of the Wuhan Virus pandemic, the SEC issued an Order Under Sections 6(c), 17(d), 38(a) and 57(i) of the Company Act and Rule 17d-1 Thereunder Granting Exemptions from Specified Provisions of the Investment Company Act and Certain Rules Thereunder, the Company Act Release No. 33837 (Apr. 8, 2020) (the “April 2020 Order”), which provides exemptions from certain requirements of the Company Act. Section II of the April 2020 Order (i) affords BDCs greater flexibility in calculating asset coverage ratios for purposes of the Company Act asset coverage requirements, (ii) requires a BDC’s board of directors, including a required majority of such board, as defined in Section 57(o) of the Company Act, to determine that the issuance or sale of covered senior securities is permitted by this April 2020 Order and is in the best interests of the BDC and its stockholders, (iii) requires prior disclosure on Form 8-K of an election to rely on Section II of the April 2020 Order, and (iv) includes certain limitations on new investments, among other requirements detailed in the April 2020 Order. The Company has not taken advantage of the relief provided by the April 2020 Order.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we describe our critical accounting policies in the notes to our existing and future financial statements.

The accompanying interim consolidated financial statements have been prepared in accordance with GAAP pursuant to the requirements for reporting on Form 10-Q, ASC 946, Financial Services— Investment Companies (“ASC 946”), and Articles 6, 10 and 12 of Regulation S-X. Under the Company Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us. Our consolidated financial statements include the accounts of Prospect Flexible Funding, LLC. All intercompany balances and transactions have been eliminated in consolidation.

Valuation of Portfolio Investments

The Company determines the fair value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. The fair values of the Company’s investments are determined in good faith by the Company’s board of directors. The Company’s board of directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process.

In connection with that determination, the Adviser provides the Company’s board of directors with portfolio company valuations which are based on relevant inputs which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

We follow guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. We value over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. As a result of the volatility and disruption to the global economy from the Wuhan Virus pandemic, certain market quotations were not deemed to represent fair value.

When market quotations are not readily available or when such market quotations are deemed not to represent fair value,, our board of directors has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.          Each portfolio company or investment is reviewed by investment professionals of the Adviser with the independent valuation firms engaged by our board of directors.

2.          The independent valuation firms prepare independent valuations based on their own independent assessments and issue their reports.

3.          The audit committee of our board of directors (the “Audit Committee”) reviews and discusses the valuation reports with the independent valuation firms, and then makes a recommendation to our board of directors of the value for each investment.

4.          Our board of directors discusses valuations and determines the fair value of such investments in our portfolio in good faith based on the input of the Adviser, the respective independent valuation firms and the Audit Committee.

Our non-CLO investments are valued utilizing broker quotes, yield technique, enterprise value (“EV”) technique, net asset value technique, liquidation technique, discounted cash flow technique, or a combination of techniques, as appropriate. The yield technique uses loan spreads for loans and other relevant information implied by market data involving identical or comparable assets or liabilities. Under the EV technique, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e., “waterfall” allocation). To determine the EV, we typically use a market (multiples) valuation approach that considers relevant and applicable market trading data of guideline public companies, transaction metrics from precedent merger and acquisitions transactions, and/or a discounted cash flow technique. The net asset value technique, an income approach, is used to derive a value of an underlying investment by dividing a relevant earnings stream by an appropriate capitalization rate. The liquidation technique is intended to approximate the net recovery value of an investment based on, among other things, assumptions regarding liquidation proceeds based on a hypothetical liquidation of a portfolio company’s assets. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate discount rate. The fair value measurement is based on the net present value indicated by current market expectations about those future amounts.

Our investments in bonds and loans are classified as Level 3 fair value measured securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Our investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows. We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third-party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

Impact of the novel Wuhan Virus pandemic

During the first quarter of 2020, our operating results were negatively impacted by the uncertainty surrounding the Wuhan Virus pandemic, which has caused severe disruptions in the global economy and negatively impacted the fair value and performance of our investment portfolio. For the three months ended March 31, 2020, the resulting changes in net unrealized depreciation on investments were largely due to widening credit spreads as market participants expected a higher yield on similar investments given the significant market volatility generated by the Wuhan Virus pandemic. To a lesser extent, the changes in net unrealized depreciation on investments for the quarter for certain of our portfolio companies also reflected other factors such as specific industry concerns, uncertainty about the duration of business shutdowns and near-term liquidity needs. For additional information concerning the Wuhan Virus pandemic and its potential impact on our business and our operating results, see Part II - Other information, Item 1A. Risk Factors, “Risk Factors - The Wuhan Virus pandemic has caused severe disruptions in the global economy, which has had, and may continue to have, a negative impact on our portfolio companies and our business and operations.”

Valuation of Other Financial Assets and Financial Liabilities

ASC 825, Financial Instruments, specifically ASC 825-10-25, permits an entity to choose, at specified election dates, to measure eligible items at fair value (the “Fair Value Option”). We have not elected the Fair Value Option to report selected financial assets and financial liabilities.

Investment Risks

Our investments are subject to a variety of risks. Those risks include the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that we would incur if the counterparties failed to perform pursuant to the terms of their agreements with us.

Liquidity Risk

Liquidity risk represents the possibility that we may not be able to rapidly adjust the size of our investment positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest- bearing financial instrument.

Prepayment Risk

Many of our debt investments allow for prepayment of principal without penalty. Downward changes in interest rates may cause prepayments to occur at a faster than expected rate, thereby effectively shortening the maturity of the security and making us less likely to fully earn all of the expected income of that security and reinvesting in a lower yielding instrument.

Structured Credit Related Risk

CLO investments may be riskier and less transparent to us than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

Revenue Recognition

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or bond, any unamortized discount or premium is recorded as interest income. The Company records dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and the Company accretes such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Upfront structuring fees are recorded as fee income when earned. The Company records prepayment premiums on loans and securities as fee income when it receives such amounts.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows in accordance with ASC 325-40, Beneficial Interest in the Securitized Financial Assets. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically. In accordance with ASC 325-40, Beneficial Interest in Securitized Financial Assets, investments in CLOs are periodically assessed for other-than-temporary impairment (“OTTI”). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down to its fair value as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Due to and from Adviser

Amounts due from the Adviser are for amounts waived under the ELA and amounts due to the Adviser are for base management fees, incentive fees, operating expenses paid on our behalf and offering and organization expenses paid on our behalf. The due to and due from Adviser balances are presented net on the Consolidated Statements of Assets and Liabilities as of March 31, 2020 and are presented gross on the Consolidated Statements of Assets and Liabilities as of June 30, 2019. All balances due to and from the Adviser are settled quarterly.

Paid-In-Kind Interest

The Company has certain investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. For the three months ended March 31, 2020 and 2019, PIK interest included in interest income totaled $29 and $0, respectively. The Company stops accruing PIK interest when it is determined that PIK interest is no longer collectible. To maintain RIC tax treatment, and to avoid corporate tax, substantially all of this income must be paid out to the stockholders in the form of distributions, even though the Company has not yet collected the cash.

Offering Costs and Expenses

The Company will incur certain costs and expenses in connection with registering to sell shares of its common stock. These costs and expenses principally relate to certain costs and expenses for advertising and sales, printing and marketing costs, professional and filing fees. Offering costs incurred by the Company are capitalized to deferred offering costs on the Consolidated Statements of Assets and Liabilities and amortized to expense over the 12 month period following such capitalization on a straight line basis. Prior to the Merger, there were offering and organizational costs due to the PWAY Adviser.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded on the record date. The amount, if any, to be paid as a monthly dividend or distribution is approved by our board of directors quarterly and generally depends on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board deems relevant from time to time. Net realized capital gains, if any, are distributed at least annually.

Financing Costs

We record origination expenses related to our Revolving Credit Facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation of our Revolving Credit Facility.

Per Share Information

Net increase or decrease in net assets resulting from operations per share is calculated using the weighted average number of common shares outstanding for the period presented. In accordance with ASC 946, convertible securities are not considered in the calculation of net asset value per share. As of March 31, 2020, there were no issued convertible securities.

Net Realized and Net Change in Unrealized Gains or Losses

Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Federal and State Income Taxes

The Company has elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to comply with the requirements of the Code applicable to RICs. As a RIC, the Company is required to distribute at least 90% of its investment company taxable income and intends to distribute (or retain through a deemed distribution) all of its investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If the Company does not distribute (or is not deemed to have distributed) at least 98% of its annual ordinary income and 98.2% of its net capital gains in the calendar year earned, it will generally be required to pay an excise tax equal to 4% of the amount by which 98% of its annual ordinary income and 98.2% of its capital gains exceeds the distributions from such taxable income for the year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, it accrues excise taxes, if any, on estimated excess taxable income. As of March 31, 2020, the Company does not expect to have any excise tax due for the 2020 calendar year. Thus, the Company has not accrued any excise tax for this period.

If the Company fails to satisfy the annual distribution requirement or otherwise fails to qualify as a RIC in any taxable year, it would be subject to tax on all of its taxable income at regular corporate income tax rates. The Company would not be able to deduct distributions to stockholders, nor would it be required to make distributions. Distributions would generally be taxable to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of its current and accumulated earnings and profits, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to our shareholders our accumulated earnings and profits attributable to non-RIC years. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, it would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than- not threshold are recorded as a tax benefit or expense in the current year. As of March 31, 2020, the Company did not record any unrecognized tax benefits or liabilities. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although the Company files both federal and state income tax returns, its major tax jurisdiction is federal. The Company’s federal tax returns for the tax years ended December 31, 2017 and thereafter remain subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic No. 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 is effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting this ASU on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted upon issuance of this ASU. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements.

SEC Disclosure Update and Simplification

 In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance. We have presented the financial statements for the three months and nine months ended March 31, 2020 and March 31, 2019 in accordance with these amendments, and have retrospectively applied the amendments to the presentation of prior financial statement periods.

Tax Cuts and Jobs Act

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the Code, including, a reduction in the corporate income tax rate, a new limitation on the deductibility of interest expense, and significant changes to the taxation of income earned from foreign sources and foreign subsidiaries. The Tax Act also authorizes the IRS to issue regulations with respect to the new provisions. We cannot predict how the changes in the Tax Act, or regulations or other guidance issued under it, might affect us, our business or the business of our portfolio companies. However, our portfolio companies may or may not make certain elections under the Tax Act that could materially increase their taxable earnings and profits. Any such increase in the earnings and profits of a portfolio company may result in the characterization of certain distributions sourced from sale proceeds as dividend income, which may increase our distributable taxable income.

SENIOR SECURITIES

As a result of PWAY being the accounting survivor in the Merger, the senior securities shown in the below table are those of (i) FLEX as of March 31, 2020 (unaudited) and as of June 30, 2019 and (ii) PWAY for all other fiscal years ended June 30 since it commenced operations. The information shown as of June 30, 2019 is included in our financial statements as of such date, which have been audited by BDO USA LLP, our independent registered public accounting firm, and included in this prospectus. The report of our independent registered public accounting firm on the senior securities table as of the fiscal years ended 2018, 2017 and 2016, is attached as an exhibit, or incorporated by reference, to the registration statement of which this prospectus is a part.

	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
Credit facility

March 31, 2020 (unaudited)	$21,000,000	$1,914	-	-

Fiscal 2019	5,500,000	5,256

Fiscal 2018	1,350,000	$7,191	-	-

Fiscal 2017	2,625,000	4,204	-	-

Fiscal 2016	1,250,000	5,781	-	-

(1) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(2) This column is inapplicable.

INVESTMENT OBJECTIVES AND STRATEGIES

General

Our Company

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Company Act. Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We have also elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Our Adviser manages our investment activities, subject to the overall supervision of our board of directors. We believe the investment management team of our Adviser has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. As of March 31, 2020, our Adviser, through Prospect Capital Management, has access to 95 professionals, 42 of whom perform investment advisory functions.

We expect to dynamically allocate our assets in varying types of investments based on our analysis of the credit markets, which may result in our portfolio becoming more concentrated in particular types of credit instruments (such as senior secured loans) and less invested in other types of credit instruments. The loans in which we intend to invest are often rated by a nationally recognized ratings organization, and generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation – also known as “high yield” or “junk”). However, we may also invest in non-rated debt securities.

To seek to enhance our returns, we may employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the maximum amount permitted by the Company Act.

As part of our investment objective to generate current income, we expect that at least 70% of our investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt. Syndicated secured loans refer to commercial loans provided by a group of lenders that are structured, arranged, and administered by one or several commercial or investment banks, known as arrangers. These loans are then sold (or syndicated) to other banks or institutional investors. Syndicated secured loans may have a first priority lien on a borrower’s assets (i.e., senior secured first lien loans), a second priority lien on a borrower’s assets (i.e., senior secured second lien loans), or a lower lien or unsecured position on the borrower’s assets (i.e., subordinated debt). We expect that up to 30% of our investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans. The SSNs include a diversified portfolio of broadly syndicated loans and do not have direct exposure to real estate or mortgages. An SSN is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to LIBOR. The equity tranche represents the most junior tranche in the SSN capital structure. The equity tranche is typically not rated and is subordinated to the debt tranches. The holders of equity tranche interests are typically entitled to any cash reserves that form part of the structure at the point at which such reserves are permitted to be released. The equity tranche captures available payments at the bottom of the payment waterfall, after operational and administrative costs of the SSN and servicing of the debt securities.

Investment Objectives and Strategy

Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We may on occasion invest in smaller or larger companies if an attractive opportunity presents itself, especially when there are dislocations in the capital markets. We expect to focus primarily on making investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect our target credit investments will typically have initial maturities between three and ten years and generally range in size between $1 million and $100 million, although the investment size will vary with the size of our capital base. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to make our investments directly through the primary issuance by the borrower or in the secondary market.

Our principal focus is to invest primarily in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies in a broad range of industries. In addition, we expect to invest up to 30% of our portfolio of investments in other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. The senior secured loans underlying our SSN investments are expected typically to be BB or B rated (non-investment grade, which are often referred to as “high yield” or “junk”) and in limited circumstances, unrated, senior secured loans.

When identifying prospective portfolio companies, we expect to focus primarily on the attributes set forth below, which we believe should help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution investors that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we chooses to invest. These attributes are:

●	Defensible market positions. We seek to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

●	Proven management teams. We expect to focus on companies that have experienced management teams with an established track record of success.

●	Allocation among various issuers and industries. We seek to allocate our portfolio broadly among issuers and industries, thereby attempting to reduce the risk of a downturn in any one company or industry having a disproportionate adverse impact on the value of our portfolio.

●	Viable exit strategy. We will attempt to invest a majority of our assets in securities that may be sold in a privately negotiated over-the-counter market or public market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For investments that are not able to be sold within this market, we intend to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

●

Investing in stable companies with positive cash flow. We seek to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest to any significant degree in start-up companies, turnaround situations or companies with speculative business plans.

●	Private equity sponsorship. Often, we will seek to participate in transactions sponsored by what we believe to be sophisticated and seasoned private equity firms. Our Adviser’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an endorsement of the quality of the investment. Further, by co-investing with such experienced private equity firms which commit significant sums of equity capital ranking junior in priority of payment to our debt investments, we may benefit from the due diligence review performed by the private equity firm, in addition to our own due diligence review. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational or financial issues arise, which could provide additional protections for our investments.

We will be subject to certain regulatory restrictions in making our investments. We will be subject to certain regulatory restrictions in making our investments. We have received the Order from the SEC granting us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by our Adviser or certain affiliates, including Prospect Capital Corporation and FLEX. We may only co-invest with certain entities affiliated with our Adviser in negotiated transactions originated by our Adviser or its affiliates in accordance with such Order and existing regulatory guidance. None of our investment policies are fundamental and all may be changed without prior notice and without stockholder approval.

Potential Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the senior secured first lien loan and senior secured second lien loan asset classes, as well as investments in debt and equity securities of middle market companies.

Potential Opportunity in Middle Market Private Companies

We believe the middle market lending environment provides opportunities for us to meet our objective of making investments that generate attractive risk-adjusted returns as a result of a combination of the following factors:

Large Addressable Market. According to Leveraged Commentary & Data, institutional leveraged loan issuance (senior secured loans and second lien secured loans) remained strong in 2019 at approximately $490 billion. We believe that there exists a large number of prospective lending opportunities for lenders, which should allow us to generate substantial investment opportunities and build an attractive portfolio of investments.

Strong Demand for Debt Capital. We expect that private equity firms will continue to be active investors in middle market companies. These private equity funds generally seek to leverage their investments by combining their capital with loans provided by other sources, and we believe that our investment strategy positions us well to invest alongside such private equity investors. In addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, to be $1.45 trillion as of December 2019, will continue to drive deal activity.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to larger companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions.

Attractive Deal Structure and Terms

We believe senior secured debt provides strong defensive characteristics. Because this debt has priority in payment among an issuer’s security holders (i.e., holders are due to receive payment before junior creditors and equityholders), they carry less potential risk than other investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. They generally also carry restrictive covenants aimed at ensuring repayment before junior creditors, such as most types of unsecured bondholders, and other security holders and preserving collateral to protect against credit deterioration.

The chart below illustrates examples of the collateral used to secure senior secured first lien debt and senior secured second lien debt.

Investments in Floating Rate Debt

A large portion of the investments we expect to make in middle market companies are expected to be in the form of floating rate debt instruments. These floating rate debt instruments are expected to be below investment grade rated (which are often referred to as “high yield” or “junk”). Floating rate loans have a base rate that adjusts periodically plus a spread over the base rate. The base rate is typically the three-month London Interbank Offered Rate (“LIBOR”), and resets every 30-90 days. As LIBOR increases, the income stream from these floating rate instruments will also increase. Syndicated floating rate debt offers certain benefits:

Adjustable coupon payment. Floating rate loans are structured so that interest rates reset on a predetermined schedule. As a result, when interest rates rise, coupon payments increase, and vice versa, with little lag time (typically 90 days or less). This feature greatly reduces the interest rate risk, or duration risk, inherent in high yield bonds, as the value of high yields bonds may decline in an increasing interest rate environment because their interest rates do not reset. For example, as short-term rates rise, the value of a high yield bond typically will decline while the value of a floating rate loan typically will remain stable because its interest rate will reset.

Priority in event of default. In the event of a default, floating rate loans typically have a higher position in a company’s capital structure, have first claim to assets and greater covenant protection than high yield bonds. As a result, floating rate loans have generally recovered a greater percentage of value than high yield bonds. Also, the default rate for floating rate loans has historically been lower than defaults of high yield bonds.

Reduced volatility. The return of floating rate loans has historically had a low correlation to most asset classes and a negative correlation with some asset classes. Therefore, adding floating rate loans to a portfolio should reduce volatility and risk.

Investment Types

Our portfolio is expected to be comprised primarily of investments in syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt of private middle market U.S. companies. In addition, a portion of our portfolio may be comprised of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of SSNs. Our Adviser will seek to tailor our investment focus as market conditions evolve. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy, but less secure in weak economic environments. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured first lien debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of the company, followed by senior secured second lien debt, subordinated debt, preferred equity and, finally, common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on our Adviser’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured First Lien Loans

Senior secured first lien loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured first lien loans are expected to have initial maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured first lien loans typically will have variable rates ranging between 3.0% and 8.0% over a standard benchmark, such as the prime rate or LIBOR.

Senior Secured Second Lien Loans

Senior secured second lien loans are immediately junior to senior secured first lien loans and have substantially the same collateral and covenant structures as senior secured first lien loans. Generally, our senior secured second lien loans are expected to have initial maturities of three to eight years. Senior secured second lien loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured first lien loans in full before senior secured second lien loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured first lien loans and senior secured second lien loans. In return for this junior ranking, senior secured second lien loans generally offer higher returns compared to senior secured first lien debt. These higher returns come in the form of higher interest. Generally, we expect that the interest rate on our senior secured second lien loans typically will have variable rates ranging between 6.0% and 11.0% over a standard benchmark, such as the prime rate or LIBOR.

Senior Secured Bonds

Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar covenant structures as senior secured loans. Generally, we expect these investments to carry a fixed rate of 6.0% to 12.0% and have initial maturities of three to ten years.

Subordinated Debt

In addition to syndicated senior secured first lien loans, syndicated senior secured second lien loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt investments usually rank junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We generally will target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt investments have maturities of five to ten years. Generally, we expect these securities to carry a fixed rate, or a floating current yield of 8.0% to 18.0% over a standard benchmark. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

Equity and Equity-Related Securities

While we intends to maintain our focus on investments in debt securities, from time to time, when We sees the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, We may enter into investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be sophisticated and seasoned. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 15%.

Non-U.S. Securities

We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the Company Act. For example, the SSNs in which we may invest generally consist of a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the senior secured loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests).

Subordinated Structured Notes

We may invest in subordinated structured notes or SSNs, which are a form of securitization where payments from multiple loans are pooled together. Investors may purchase one or more tranches of an SSN and each tranche typically reflects a different level of seniority in payment from the SSN.

Other Securities

We may also invest from time to time in royalties, derivatives, including total return swaps and credit default swaps, that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. We anticipate that any use of derivatives would primarily be as a substitute for investing in conventional securities.

Cash and Cash Equivalents

We may maintain a certain level of cash or equivalent instruments, including money market funds, to make follow-on investments, if necessary, in existing portfolio companies or to take advantage of new opportunities.

Sources of Income

The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment. In addition, we may generate revenues in the form of non-recurring commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

We seek to limit the downside potential of our investment portfolio by:

●	applying our investment strategy guidelines for portfolio investments;

●	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

●	allocating our portfolio among various issuers and industries, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and

●	negotiating or seeking debt investments with covenants or features that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital, which may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights.

We may also enter into interest rate hedging transactions at the sole discretion of our Adviser. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lenders’ investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt or making capital expenditures without the lenders’ approval. In addition, certain covenants may restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals utilized by our Adviser have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, our Adviser will generate investment opportunities through syndicate and club deals and, subject to regulatory constraints, through the proprietary origination channels of the investment team at our Adviser and our affiliates. In club deals, the Company along with other investors (including affiliates of the Company) pool their assets together to purchase securities collectively. With respect to syndicate and club deals, the investment professionals of our Adviser have built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of our investment professionals in the leveraged finance marketplace. With respect to our Adviser’s proprietary origination channel, our Adviser will seek to leverage the relationships with private equity sponsors and financial intermediaries. We believe that the broad networks of our Adviser and our affiliates will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial review. In our initial review of an investment opportunity, our Adviser’s professionals examine information furnished by the target company and external sources, such as rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by our Adviser, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated research analyst, the results of which are available for the investment team to review. In the case of a primary or secondary transaction, our Adviser will conduct detailed due diligence investigations as necessary.

Credit analysis/due diligence. Before undertaking an investment, the transaction team expects to conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

●	a full operational analysis to identify the key risks and opportunities of the company’s business, including a detailed review of historical and projected financial results;

●	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

●	on-site visits, if deemed necessary;

●	background checks to further evaluate management and other key personnel;

●	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

●	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

●	a review of management’s experience and track record.

 Execution

Recommendation. The professionals of our Adviser will recommend investment opportunities for our approval. Our Adviser will seek to maintain a defensive approach toward our investment recommendations by emphasizing risk control in our investment process, which includes (i) the pre-review of each opportunity by one of our investment professionals to assess the general quality, value and fit relative to our portfolio and (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments.

Approval. After completing our internal transaction process, our Adviser will make formal recommendations for review and approval by our Adviser’s investment committee. In connection with our recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. The consummation of a transaction will require unanimous approval of the members of our Adviser’s investment committee.

Post-Investment Monitoring

Portfolio Monitoring. Our Adviser monitors our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, our Adviser works closely with, as applicable, the lead equity sponsor, loan syndicator or agent bank, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Typically, our Adviser will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. Our Adviser intends to use this data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and/or other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values are disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available are recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors determines the fair value of such investments in good faith, utilizing the input of our valuation committee, our Adviser and any other professionals or materials that our board of directors deems worthy and relevant, including independent third-party pricing services and independent third-party valuation services, if applicable.

Managerial Assistance. As a BDC, we must offer, and provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, our Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than our Adviser, will retain any fees paid for such assistance.

Exit

We will attempt to invest in securities that may be sold in the privately negotiated over-the-counter market, providing us a means by which it may exit it positions. We expect that a large portion of our portfolio may be sold on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not able to be sold within this market, we will focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, an initial public offering of equity securities, a merger, a sale or a recapitalization.

Potential Competitive Strengths

We believe that we offer investors the following potential competitive strengths:

Established platform with seasoned investment professionals. We believe that we will benefit from the wide resources of our Adviser through the personnel it utilizes from Prospect Capital Management, which is focused on sourcing, structuring, executing, monitoring and exiting a broad range of investments. We believe these personnel possess market knowledge, experience and industry relationships that enable them to identify potentially attractive investment opportunities in companies pursuant to our investment strategy.

Long-term investment horizon. Our long-term investment horizon gives us greater flexibility, which we believe will allow us to maximize returns on our investments. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. Such requirements typically stipulate that capital invested in these funds, together with any capital gains on such investment, can be invested only once and must be returned to investors after a pre-determined time period. We believe that our ability to make investments with a longer-term view and without the capital return requirements of traditional private investment vehicles will provide us with greater flexibility to seek investments that can generate attractive returns on invested capital.

Disciplined, income-oriented investment philosophy. Our Adviser is expected to employ an investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which could result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.

Investment expertise across all levels of the corporate capital structure. Our Adviser believes that its broad expertise and experience investing at all levels of a company’s capital structure will enable us to manage risk while affording us the opportunity for significant returns on our investments. Our Adviser will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

We generally will not be required to pay corporate-level U.S. federal income taxes on income and capital gains distributed to stockholders. As a RIC, we generally will not be required to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we recognize from our investments and timely distribute to our stockholders as dividends. Furthermore, tax-exempt investors in our shares who do not finance their acquisition of our shares with indebtedness should not be required to recognize unrelated business taxable income, or “UBTI,” unlike certain direct investors in master limited partnerships (“MLPs”). We expect to form wholly owned taxable subsidiaries to make or hold certain investments in non-traded limited partnerships or other entities classified as partnership for U.S. federal tax purposes. Although, as a RIC, dividends received by us from taxable entities and distributed to our stockholders will not be subject to corporate-level U.S. federal income taxes, any taxable entities we own will generally be subject to federal and state income taxes on their income. As a result, the net return to us on such investments that are held by such subsidiaries will be reduced to the extent that the subsidiaries are subject to income taxes.

Status of Our Ongoing Public Offering

As of August 25, 2020, we have sold a total of 1,875,858 shares of common stock, including 198,792 shares issued pursuant to our distribution reinvestment plan, for gross proceeds of approximately $ 26.3 million.

Below is a summary of the ongoing public offering of shares of our common stock during the calendar years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
	2019(1)		2018(2)		2017(2)
	Shares	Amount	Shares	Amount	Shares	Amount
Gross proceeds from Offering	26,308	307,034	158,266	2,080,405	440,963	6,385,593
Reinvestment of Distributions	61,774	666,735	29,466	346,702	22,461	291,697
Commissions and Dealer Manager Fees		(15,088)		(199,991)		(606,188)
Net Proceeds to Company from Share Transactions	88,082	958,681	187,733	2,227,116	463,424	6,071,102

(1)	Reflects ongoing public offering of shares of the Company in the capacity as TPIC (from January 1, 2019 through March 31, 2019) and in the capacity as FLEX (from April 1, 2019 through December 31, 2019).

(2)	Reflects ongoing public offering of shares of the Company in the capacity as TPIC.

During the calendar years ended December 31, 2019, 2018 and 2017, 26,308.29, 158,266.54, and 440,963.13 shares of common stock were sold, respectively, for gross proceeds of approximately $307,034, $2,080,405 and $6,385,593, respectively, at an average price per share of $11.67, $13.14, and $14.48, respectively. The increase in capital in excess of par value during the calendar years ended December 31, 2019, 2018 and 2017 also includes reinvested stockholder distributions of $666,735, $346,702, and $291,697, respectively, for which 61,774, 29,466.05, and 22,461.05, shares of common stock were issued, respectively.

Prior to the Merger, selling commissions and dealer manager fees included selling commissions of up to 7.0% of the gross offering proceeds of Class A Shares sold and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold . Following the Merger, selling commissions were reduced to up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering and the dealer manager fee remained at up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering. All or a portion of the selling commissions and dealer manager fees, as applicable, may be paid to selected participating broker-dealers and financial representatives. Such selling commissions and dealer manager fees may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See “Compensation of Our Dealer Manager and Investment Adviser” and “Plan of Distribution” for additional information.

Facilities

Our executive offices are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Adviser are currently subject to any material legal proceedings. Nonetheless members of our Adviser, in their other capacities, may currently be involved in legal proceedings and from time to time, we, our Adviser and individuals utilized by us or our Adviser may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts. The outcome of any potential legal proceedings cannot be predicted with certainty.

DETERMINATION OF OUR NET ASSET VALUE

The net asset value (“NAV”) per share of our outstanding shares of common stock will be determined quarterly by dividing the value of our investments, cash and other assets (including interest accrued but not collected) less all our liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of our common stock outstanding. The most significant estimate inherent in the preparation of our financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make.

Each time we calculate NAV, we will accrue as a liability any amounts owed to the Adviser as payment for incentive fees, which could vary over time. In computing NAV, our portfolio securities are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by our board of directors. As a general matter, fair value represents the amount that we could reasonably expect to receive if our investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that our board of directors believes to be reliable. In connection with our quarterly determination of our NAV, a valuation committee acting under our board of director’s supervision and pursuant to policies implemented by our board of directors, will assist our board of directors in calculating the fair value of our securities that are not priced on the basis of market quotations in accordance with our valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

●	our valuation process will begin with each portfolio company or investment being initially valued by our Adviser’s professionals, with such valuation taking into account information received from our independent valuation firms, if applicable, and the valuation SSN securities will be primarily determined using a third-party cash flow modeling tool;

●	preliminary valuation conclusions will then be documented and discussed with the valuation committee; and

●	the valuation committee will discuss valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of our Adviser and any third-party valuation firm, if applicable.

Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

The fair values of our investments will be determined in good faith by our board of directors with the assistance of our valuation committee. Our board of directors will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our board of directors will utilize an independent third-party valuation firm to value such investments on a periodic basis. The values of SSN securities will be primarily determined using a third-party cash flow modeling tool. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.

Determinations in Connection With Offerings

We are currently offering only our Class A Shares on a continuous basis at an offering price of $9.33 per share. To the extent that our net asset value increases, we will sell at a price necessary to ensure that shares of our common stock are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this continuous public offering for up to three years from the date of initial effectiveness of such registration statement. In connection with each closing of sales of our shares in this offering, our board of directors or a committee thereof is required within 48 hours of the time of such closing, to make the determination that we are not selling shares of our common stock at a price which, after deducting the sales load, is below our then current net asset value per share. The board of directors or a committee thereof will consider the following factors, among others, in making such determination:

●	The net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC;

●	Our management’s assessment of whether any material change in our net asset value per share of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing; and

●

The magnitude of the difference between the net asset value per share of our common stock disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of the shares of our common stock at the date of closing.

 Importantly, this determination does not require that we calculate net asset value per share in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that, at the time at which the closing and sale is made, we are not selling shares of our common stock at a price which, after deducting the sales load, is materially below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a possibility that we may (i) issue shares of our common stock at a price which, after deducting the sales load, is materially below the then current net asset value per share of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if our net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value per share within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting the sales load, is materially below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value per share to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the Company Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of March 31, 2020 (unaudited). We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments. We do not “control” any of our portfolio companies, each as defined in the Company Act. In general, under the Company Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities. Except as indicated below, all of our investments are issued by eligible portfolio companies, as defined in the Company Act. Because there is no readily available market value for these investments, the fair value of these investments is determined in good faith by the Company's board of directors as required by the Company Act.

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets	% of Class Held
Non-Control/Non-Affiliate Investments (less than 5.00% voting control):
Senior Secured Loans-First Lien (j)(l)
Amerilife Holdings, LLC (g) 2650 McCormick Drive, Clearwater, FL 33759	Banking, Finance, Insurance & Real Estate	2/6/2020	1ML+4.00% (4.61%)	1.00	3/18/2027	$664,773	$663,125	$665,000	3.47%	N/A
California Pizza Kitchen, Inc.(g) 12181 Bluff Creek Dr., Playa Vista, CA 90094	Hotel, Gaming & Leisure	8/19/2016	6ML+6.00% (7.91%)	1.00	8/23/2022	337,750	335,192	168,875	0.88%	N/A
CareerBuilder (g) 200 N. LaSalle St., Ste. 1100, Chicago, IL 60601	Services: Consumer	7/27/2017	3ML+6.75% (8.55%)	1.00	7/31/2023	219,272	210,729	200,634	1.05%	N/A
Correct Care Solutions Group Holdings, LLC (g)(k) 1283 Murfreesboro Road Suite 500 Nashville, TN 37217	Healthcare & Pharmaceuticals	4/2/2019	1ML+5.50% (7.10%)	—	10/1/2025	2,081,062	2,038,695	1,996,779	10.41%	N/A
Digital Room Holdings, Inc. (g)(k) 8000 Haskell Avenue Van Nuys, CA 91406	Media: Broadcasting & Subscription	5/14/2019	1ML+5.00% (6.60%)	—	5/21/2026	1,985,000	1,956,219	1,873,046	9.76%	N/A
GK Holdings, Inc. 9000 Regency Parkway, Ste. 400, Cary, NC 27518	Media: Broadcasting & Subscription	1/30/2015	3ML+6.00% (7.94%)	1.00	1/20/2021	118,438	117,828	82,314	0.43%	N/A
Global Tel*Link Corporation(g)(k) 2609 Cameron Street Mobile, AL 36607	Telecommunications	4/5/2019	1ML+4.25% (5.85%)	—	11/28/2025	1,983,681	1,925,418	1,792,851	9.35%	N/A
GoWireless Holdings, Inc. (g) 9970 W. Cheyenne Ave. #100, Las Vegas, NV 89129	Retail	12/21/2017	1ML+6.50% (8.10%)	1.00	12/22/2024	443,750	439,759	360,176	1.88%	N/A
Help/Systems Holdings, Inc. (g) 6455 City West Parkway Eden Prairie, MN 55344	High Tech Industries	11/14/2019	1ML+4.75% (6.35%)	1.00	11/19/2026	1,500,000	1,485,741	1,455,150	7.59%	N/A
InfoGroup Inc. (g) 16000 Dallas Parkway, Ste. 575, Dallas, TX 75248	Media: Advertising, Printing & Publishing	3/28/2017	3ML+5.00% (6.45%)	1.00	4/3/2023	485,000	481,139	344,350	1.80%	N/A
Janus International Group, LLC (g)(k) 135 Janus International Blvd Temple, GA 30179	Construction & Building	7/9/2019	1ML+4.50% (6.10%)	—	2/12/2025	1,734,981	1,734,981	1,717,631	8.95%	N/A
Keystone Acquisition Corp. (g)(k) 3200 McKnight Suite 3204 Pittsburgh, PA 15237	Healthcare & Pharmaceuticals	4/10/2019	3ML+5.25% (7.19%)	1.00	5/1/2024	2,082,080	2,055,164	2,062,000	10.75%	N/A
LSF9 Atlantis Holdings, LLC (g) 775 Prairie Center Dr., Ste. 420, Eden Prairie, MN 55334	Retail	4/21/2017	1ML+6.00% (7.65%)	1.00	5/1/2023	465,625	461,841	384,432	2.00%	N/A
McAfee LLC (g) 2821 Mission College Blvd., Santa Clara, CA 95054	High Tech Industries	9/27/2017	1ML+3.75% (5.35%)	1.00	9/30/2024	241,057	238,997	227,799	1.19%	N/A
The Octave Music Group, Inc. (g) 850 3rd Avenue, New York, NY 10022	Consumer goods: Durable	2/26/2020	3ML+5.25% (6.86%)	1.00	5/29/2025	750,000	742,598	728,325	3.80%	N/A
PGX Holdings, Inc. (g) 330 North Cutler Drive North Salt Lake, UT 84054	Services: Consumer	4/2/2019	1ML+5.25% (6.86%)	1.00	9/29/2020	733,077	728,867	511,000	2.66%	N/A
Quidditch Acquisition, Inc. (g) 9357 Spectrum Center Blvd., San Diego, CA 92123	Beverage, Food & Tobacco	3/16/2018	1ML+7.00% (8.60%)	1.00	3/21/2025	490,061	481,568	416,551	2.17%	N/A
Research Now Group, Inc. (g) 5800 Tennyson Parkway Suite 600 Plano, TX 75024	Services: Business	4/2/2019	3ML+5.50% (7.26%)	1.00	12/20/2024	1,986,044	1,986,044	1,944,138	10.13%	N/A
Rocket Software, Inc. (g)(k) 77 4th Avenue Waltham, MA 02451	High Tech Industries	4/2/2019	1ML+4.25% (5.85%)	—	11/28/2025	2,081,109	2,063,494	1,909,000	9.95%	N/A
Securus Technologies Holdings, Inc.(g)(k) PO Box 1109 Dallas, TX 75001	Telecommunications	7/31/2019	1ML+4.50% (6.10%)	1.00	11/1/2024	1,984,772	1,822,420	1,621,161	8.45%	N/A
Shutterfly, Inc. (g)(k) 2800 Bridge Parkway Redwood City, CA 94065	Media: Diversified and Production	11/14/2019	3ML+6.00% (7.94%)	1.00	9/25/2026	1,741,935	1,567,463	1,621,394	8.45%	N/A
Sorenson Communications, LLC (g) 4192 South Riverboat Road Salt Lake City, UT 84123	Services: Consumer	4/26/2019	3ML+6.50% (8.44%)	1.00	4/29/2024	451,786	451,786	438,548	2.29%	N/A
Staples, Inc.(g)(k) 500 Staples Drive Framingham, MA 01702	Wholesale	11/18/2019	1ML+5.00% (6.66%)	1.00	4/16/2026	1,994,975	1,968,691	1,801,263	9.39%	N/A
Transplace Holdings, Inc. (g) 3010 Gaylord Parkway Suite 200 Frisco, TX 75034	Transportation: Cargo	4/10/2019	1ML+3.75% (5.35%)	1.00	10/5/2024	1,489,873	1,471,616	1,470,000	7.66%	N/A
Upstream Newco, Inc.(g) 1 Hicks Avenue Newton, NJ 07860	Services: Consumer	11/20/2019	1ML+4.50% (6.10%)	1.00	11/20/2026	1,750,000	1,741,685	1,625,050	8.47%	N/A
Vero Parent Inc. (Sahara) (g) 2 Blue Hill Plaza, #1563, Pearl River, NY 10965	High Tech Industries	8/11/2017	3ML+6.25% (7.86%)	1.00	8/16/2024	341,303	338,398	276,455	1.44%	N/A
Wirepath LLC (g) 1800 Continental Blvd., Ste. 200, Charlotte, NC 27513	Services: Business	7/31/2017	3ML+4.00% (5.94%)	1.00	8/5/2024	487,584	485,512	426,636	2.22%	N/A
Total Senior Secured Loans-First Lien							$29,994,970	$28,120,558	146.59%

Senior Secured Loans-Second Lien(j)(l)
Encino Acquisition Partners Holdings, LLC (g) 5847 San Felipe St., Ste 300, Houston, TX 77057	Energy: Oil & Gas	9/25/2018	1ML+6.75% (8.35%)	1.00	10/29/2025	$500,000	$495,648	$257,500	1.34%	N/A
FullBeauty Brands Holding (f) 10100 Reunion Pl., San Antonio, TX 78216	Retail	2/7/2019	7.00%	—	1/31/2025	11,214	9,743	1,682	0.01%	N/A
GK Holdings, Inc. 9000 Regency Parkway, Ste. 400, Cary, NC 27518	Media: Broadcasting & Subscription	1/30/2015	3ML+10.25% (12.19%)	1.00	1/21/2022	125,000	123,258	65,625	0.34%	N/A
Inmar, Inc. (g) 635 Vine Street, Winston-Salem, NC 27101	Media: Advertising, Printing & Publishing	4/25/2017	3ML+8.00% (9.94%)	1.00	5/1/2025	500,000	493,543	369,688	1.93%	N/A
McAfee LLC (g) 2821 Mission College Blvd., Santa Clara, CA 95054	High Tech Industries	9/27/2017	1ML+8.50% (10.10%)	1.00	9/29/2025	437,500	435,017	415,625	2.16%	N/A
Neustar, Inc. (g) 21575 Ridgetop Circle, Sterling, VA 20166	High Tech Industries	3/2/2017	1ML+8.00% (9.60%)	1.00	8/8/2025	749,792	740,048	431,130	2.25%	N/A
Total Senior Secured Loans-Second Lien							$2,297,257	$1,541,250	8.03%

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets	% of Class Held
Senior Unse cured Bonds (a)(j)(l)
Ace Cash Express, Inc.(k) 1231 Greenway Drive, Suite 600, Irving, TX 75038	Financial	12/15/2017	12.00%	N/A	12/15/2022	$1,000,000	$951,526	$821,700	4.28%	N/A
Total Senior Unsecured Bonds							$951,526	$821,700	4.28%

Structured subordinated notes (a)(e)(j)(l)
Apidos CLO XXIV Boundary Hall Cricket Square, Grand Cayman P.O. Box 1093, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/17/2019	21.62%	N/A	10/20/2030	$250,000	$157,269	$142,402	0.74%	N/A
Apidos CLO XXVI Boundary Hall Cricket Square, Grand Cayman P.O. Box 1093, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/25/2019	21.55%	N/A	7/18/2029	250,000	175,279	168,316	0.88%	N/A
California Street CLO IX, Ltd. P.O. Box 1093 GT, Queensgate House South Church Street George Town, Grand Cayman	Structured Finance	12/13/2019	24.37%	N/A	7/16/2032	500,000	180,859	222,344	1.16%	N/A
Carlyle Global Market Strategies CLO 2014-4-R, Ltd. 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands	Structured Finance	4/12/2017	19.11%	N/A	7/15/2030	250,000	176,033	154,581	0.81%	N/A
Carlyle Global Market Strategies CLO 2017-5, Ltd. 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands	Structured Finance	1/30/2018	12.68%	N/A	1/22/2030	500,000	482,110	380,601	1.98%	N/A
Galaxy XIX CLO, Ltd. 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands	Structured Finance	12/8/2016	14.35%	N/A	7/24/2030	250,000	171,130	106,586	0.56%	N/A
GoldenTree Loan Opportunities IX, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/27/2017	13.77%	N/A	10/29/2029	250,000	191,730	130,686	0.68%	N/A
Madison Park Funding XIII, Ltd. 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands	Structured Finance	11/12/2015	23.32%	N/A	4/22/2030	250,000	176,809	167,893	0.87%	N/A
Madison Park Funding XIV, Ltd. 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands	Structured Finance	11/19/2015	14.61%	N/A	10/22/2030	250,000	180,441	144,787	0.75%	N/A
Octagon Investment Partners XIV, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/6/2017	16.94%	N/A	7/16/2029	850,000	541,562	419,156	2.18%	N/A
Octagon Investment Partners XV, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/23/2019	18.65%	N/A	7/19/2030	500,000	284,615	254,227	1.33%	N/A
Octagon Investment Partners XXI,Ltd.(k) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/13/2016	13.29%	N/A	2/14/2031	387,538	227,317	159,751	0.83%	N/A
Octagon Investment Partners 30, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	11/21/2017	13.77%	N/A	3/17/2030	475,000	443,399	345,425	1.80%	N/A
Octagon Investment Partners 31, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/20/2019	31.77%	N/A	7/20/2030	250,000	148,426	141,899	0.74%	N/A
Octagon Investment Partners 36, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	12/20/2019	24.25%	N/A	4/15/2031	500,000	404,335	372,084	1.94%	N/A
Octagon Investment Partners 39, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/9/2020	24.25%	N/A	10/21/2030	250,000	189,310	175,895	0.92%	N/A
OZLM XII, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	1/20/2017	3.94%	N/A	4/30/2027	275,000	200,029	122,086	0.64%	N/A
Sound Point CLO II, Ltd. P.O. Box 1093, Boundary Hall Cricket Square, George Town Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/16/2019	15.45%	N/A	1/26/2031	1,500,000	878,793	686,541	3.58%	N/A
Sound Point CLO VII-R, Ltd. P.O. Box 1093, Boundary Hall Cricket Square, George Town Grand Cayman KY1-1102, Cayman Islands	Structured Finance	8/2/2019	22.26%	N/A	10/23/2031	150,000	61,187	52,787	0.27%	N/A
Sound Point CLO XVIII, Ltd. P.O. Box 1093, Boundary Hall Cricket Square, George Town Grand Cayman KY1-1102, Cayman Islands	Structured Finance	5/16/2019	14.63%	N/A	1/21/2031	250,000	238,654	207,021	1.08%	N/A
THL Credit Wind River 2013-1 CLO, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	11/3/2017	12.98%	N/A	7/22/2030	325,000	235,682	151,415	0.79%	N/A
Venture XXXIV CLO, Ltd PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	7/30/2019	18.16%	N/A	10/15/2031	250,000	213,542	198,609	1.04%	N/A
Voya IM CLO 2013-1, Ltd.(k) PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	6/14/2016	9.03%	N/A	10/15/2030	278,312	193,860	139,274	0.73%	N/A
Voya CLO 2016-1, Ltd. PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands	Structured Finance	2/25/2016	15.59%	N/A	1/21/2031	250,000	218,388	194,241	1.01%	N/A
Total Structured subordinated notes (e)							$6,370,759	$5,238,607	27.31%

Equity/Other(a)(j)(l)
FullBeauty Brands Holding, Common Stock(i) 10100 Reunion Pl., San Antonio, TX 78216	Retail	2/7/2019	N/A	N/A	N/A	$72	$208,754	$-	0.00%	0.00%
Total Equity /Other							$208,754	$-	0.00%

Total Non-Control/Non-Affiliate Investments							$39,823,266	$35,722,115	186.21%

Affiliate Investments (5.00% to 24.99% voting control):
Equity/Other(a)(j)(l)
ACON IWP Investors I, L.L.C. (h)(i)	Healthcare & Pharmaceuticals	4/30/2015	N/A	N/A	N/A	$472,357	$472,357	$732,027	3.82%	0.51%
Total Equity /Other							$472,357	$732,027	3.82%

Total Affiliate Investments							$472,357	$732,027	3.82%

Total Portfolio Investments							$40,295,623	$36,454,142	190.03%

(a)	Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the Company Act. Under the Company Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. Of the Company’s total investments as of March 31, 2020, 16% are non-qualifying assets as a percentage of total assets.

(b)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") which reset monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR or the prime lending rate ("Prime") and the current contractual interest rate in effect at March 31, 2020. Certain investments are subject to a LIBOR or Prime interest rate floor. The one-month ("1ML"), two-month ("2ML"), three-month ("3ML"), and six-month ("6ML") LIBOR rates are based on the applicable LIBOR rate for each investment on its reset date.

(c)	Fair value is determined by the Company’s board of directors (see Note 2 in the March 31,2020 10 Q).

(d)	See Note in the March 31, 2020 10 Q for a discussion of the tax cost of the portfolio.

(e)	The structured subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”), which is referred to as "Subordinated Structured Notes", or "SSN". The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(f)	This investment has contractual payment-in-kind (“PIK”) interest. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date.

(g)	The senior secured loan is held as collateral at the SPV, Prospect Flexible Funding, LLC as of March 31, 2020.

(h)	Affiliated investment as defined by the Company Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. Affiliated funds that are managed by an affiliate of Triton Pacific Adviser, LLC also hold investments in this security. The aggregate fair value of non-controlled, affiliated investments at March 31, 2020 represented 3.82% of the Company’s net assets. Fair value as of March 31, 2020, 2019 along with transactions during the period ended March 31, 2020 in affiliated investments were as follows:

Non-controlled, Affiliated Investments	Number of Shares	Fair Value at June 30, 2019	Gross Additions (Cost)*	Gross Reductions (Cost)**	Unrealized Change in FMV	Net Realized Gain (Loss)	Fair Value at March 31, 2020	Interest & Dividends Credited to Income
ACON IWP Investors I, L.L.C.	472,357	$570,816	$—	$—	$161,211	—	$732,027	$—
Total		$570,816	$—	$—	$161,211	$—	$732,027	$—

*Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(i) Represents non-income producing security that has not paid a dividend in the year preceding the reporting date.

(j) Investments are valued using significant unobservable inputs and are categorized as Level 3 investments in accordance with ASC 820. See Notes 2 and 8 within the accompanying notes to the consolidated financial statements

(k) Acquisition date represents the date of FLEX's initial investment. Follow-on acquisitions have occurred on the following dates to arrive at FLEX's current investment (excluding effects of capitalized PIK interest, premium/original issue discount amortization/accretion, and partial repayments):

Portfolio Company	Investment	Follow-On Acquisition Dates	Follow-On Acquisitions (Excluding initial investment cost)
Ace Cash Express, Inc.	Senior Unsecured Bonds	7/15/2019	$493,625
Correct Care Solutions Group Holdings, LLC	Senior Secured Loans-First Lien	4/10/2019, 7/25/2019	1,327,000
Digital Room Holdings, Inc	Senior Secured Loans-First Lien	7/16/2019	490,000
Global Tel*Link Corporation	Senior Secured Loans-First Lien	7/9/2019, 7/16/2019	1,436,250
Janus International Group, LLC	Senior Secured Loans-First Lien	8/7/2019	1,498,125
Keystone Acquisition Corp.	Senior Secured Loans-First Lien	4/23/2019, 8/2/2019	1,576,000
Octagon Investment Partners XXI, Ltd.	Structured subordinated notes	2/14/19	35,015
Rocket Software, Inc.	Senior Secured Loans-First Lien	6/28/2019, 7/30/2019	1,327,272
Securus Technologies Holdings, Inc.	Senior Secured Loans-First Lien	8/2/2019	908,750
Shutterfly, Inc.	Senior Secured Loans-First Lien	11/18/2019, 11/20/2019	1,361,250
Staples, Inc.	Senior Secured Loans-First Lien	2/3/2020	980,031
Voya IM CLO 2013-1, Ltd.	Structured subordinated notes	10/17/2017, 7/1/2019	20,584

(l)	None of the investments qualify as restricted securities.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities and financing arrangements, quarterly valuations of our assets and corporate governance activities. The board of directors has established an audit committee and may establish additional committees from time to time as necessary. Our board of directors is divided into three classes of directors serving classified three-year terms. Each year one class of directors will be elected to the board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if a director should be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of five members, a majority of whom are not “interested persons” of us, our Adviser, or Prospect Capital, as defined in Section 2(a)(19) of the Company Act. We refer to these individuals as our independent directors. Each year one class of directors will be elected to our board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act. The Chairman of the board of directors is M. Grier Eliasek, who is an interested director. Our board of directors believes that Mr. Eliasek, as our Chief Executive Officer, is the director with the most knowledge of our business strategy and is best situated to serve as Chairman of the board of directors. The audit committee is made up of a majority of independent directors who will be responsible for assuring the proper valuation of our assets and the net asset value of our shares. Our leadership structure is designed to provide that we are led by a team with the necessary management experience to guide us, while assuring an independent check on management decisions and our financial well-being. Our charter, as well as regulations governing BDCs generally, requires that a majority of the board of directors be independent directors. Our board of directors does not currently have a lead independent director. Our board of directors, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—interested directors and independent directors. The address for each director is c/o Prospect Flexible Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, New York 10016.

Name (Age)	Position Held	Director Since	Class Term Expires	Principal Occupation Past 5 Years	Other Directorships Held by Director During Past 5 Years

Interested Directors
Craig J. Faggen (50)	TPIC’s Former Chairman, CEO and President(1)	2012	Class II 2020	Private Equity Professional, co-founder and Chief Executive Officer of Triton Pacific Capital Partners, LLC; and former President and Chairman of Triton Pacific Investment Corporation, Inc.,	None.
M. Grier Eliasek (47)	Chairman, CEO and President(2)	2019	Class III 2021	President and Chief Operating Officer of the PWAY Investment Adviser, President and Chief Operating Officer of Prospect Capital Corporation, Managing Director of Prospect Capital Management and Prospect Administration	Pathway Capital Opportunity Fund, Inc. (from inception to March 2019), Prospect Capital Corporation (since 2004) and Priority Income Fund, Inc. (since 2012)

Independent Directors
Eugene S. Stark (62)	Director, Audit Comm.	2019	Class I 2022	Principal Financial Officer, Chief Compliance Officer and Vice President—Administration of General American Investors Company, Inc., a registered closed-end fund, from May 2005 to present.	Pathway Capital Opportunity Fund, Inc. (from inception to March 2019), Prospect Capital Corporation (since 2008) and Priority Income Fund, Inc. (since 2012)
William J. Gremp (77)	Director, Audit Comm.	2019	Class II 2020	Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. from 1999 to present.	Pathway Capital Opportunity Fund, Inc. (from inception to March 2019), Prospect Capital Corporation (since 2006) and Priority Income Fund, Inc. (since 2012)

Andrew C. Cooper (58)	Director, Audit Comm.	2019	Class III 2021	Mr. Cooper is an entrepreneur, who over the last 15 years has founded, built, run and sold three companies. He is Co-Chief Executive Officer of Unison Energy, LLC, a company that develops, owns and operates distributed combined heat and power co-generation solutions.	Pathway Capital Opportunity Fund, Inc. (from inception to March 2019), Prospect Capital Corporation (since 2009) and Priority Income Fund, Inc. (since 2012)

(1)	On March 31, 2019, in connection with closing of the Merger, Mr. Faggen ceased serving as Chairman of our board of directors and as our CEO and President.

(2)	On March 31, 2019, in connection with closing of the Merger, Mr. Eliasek began serving as Chairman of our board of directors and as our CEO and President.

Biographical Information

Interested Directors:

Craig J. Faggen: Mr. Faggen was the Chairman of our board of directors and our Chief Executive Officer since our inception in 2011. Following consummation of the Merger on March 31, 2019, he ceased serving in such capacities but remained a member of our board of directors. Mr. Faggen has over 20 years of experience developing and implementing strategic initiatives and structuring numerous complex capital markets transactions. For the past five years, Mr. Faggen has served as the co-founder and Chief Executive Officer of Triton Pacific Capital Partners, LLC (“TPCP”), and has been actively involved in building its private equity division. As CEO of TPCP, Mr. Faggen has overall firm oversight responsibilities. Prior to co-founding TPCP, he was a founder and a partner in the boutique investment banking firm Triton Pacific Capital, LLC. There he was instrumental in the due diligence, structuring, and closing of several billion dollars of transactions. Prior to co-founding TPCP, Mr. Faggen worked in Arthur Andersen’s Capital Markets Group, where he acted as a financial advisor to a number of public and private companies on various transactions including

IPOs, securitized debt transactions, equity private placements, dispositions and M&A related opportunities. Mr. Faggen received a B.A. in Economics from UCLA and a Master’s Degree from MIT. Craig Faggen sits on the board of a number of private companies, most of which are portfolio companies of investment funds managed or sponsored by TPCP or its affiliates. Mr. Faggen has not, during the past five years, sat on the board of any other registered investment companies or other public companies. Mr. Faggen’s experience as our former Chairman and Chief Executive Officer and his investment experience enhances his services to our board of directors.

M. Grier Eliasek: Mr. Eliasek has been Chairman of our board of directors and our Chief Executive Officer and President since March 31, 2019. Mr. Eliasek was the Chairman of the board of directors and Chief Executive Officer and President of PWAY from its inception until March 31, 2019. Mr. Eliasek serves as President and Chief Operating Officer of our Adviser, as a Managing Director of Prospect Administration, as President, Co-Founder and Chief Operating Officer of Prospect Capital Corporation, as President and Chief Operating Officer of Priority Senior Secured Income Management LLC and as Chairman of the Board of Directors, Chief Executive Officer and President of Priority Income Fund, Inc. He also serves on the Board of Directors for Prospect Capital Corporation and leads each of Prospect Capital Management’s investment committees in the origination, selection, monitoring and portfolio management of investments. Prior to joining Prospect Capital Management in 2004, Mr. Eliasek served as a Managing Director with Prospect Street Ventures, an investment management firm which, together with its predecessors, invested in various investment strategies through publicly traded closed-end funds and private limited partnerships. Prior to joining Prospect Street Ventures, Mr. Eliasek served as a consultant with Bain & Company, a global strategy consulting firm. Mr. Eliasek received his MBA from Harvard Business School and his Bachelor of Science degree in Chemical Engineering with Highest Distinction from the University of Virginia, where he was a Jefferson Scholar and a Rodman Scholar. Mr. Eliasek’s position as our current Chairman and Chief Executive Officer and his investment experience enhances his services to our board of directors.

Independent Directors:

Andrew C. Cooper: Mr. Cooper has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Cooper has over 30 years of experience in venture capital management, venture capital investing and investment banking and provides a wealth of leadership, business investing and financial experience. Mr. Cooper’s experience as the co-founder, Co-CEO, and director of Unison Energy, a co-generation company that engineers, installs, owns, and operates co-generation facilities as well as the former co-CEO of Unison Site Management LLC, a leading cellular site owner with over 4,000 cell sites under management, and as co-founder, former CFO and VP of business development for Avesta Technologies, an enterprise, information and technology management software company bought by Visual Networks in 2000, provides the board of directors with the benefit of leadership and experience in finance and business management. Further, Mr. Cooper’s time as a director of CSG Systems, Protection One Alarm, LionBridge Technologies Weblink Wireless, Aquatic Energy and the Madison Square Boys and Girls Club of New York provides a wealth of experience and an in-depth understanding of management practices. Mr. Cooper’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

William J. Gremp: Mr. Gremp has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Gremp brings a broad and diverse knowledge of business and finance as a result of his career as an investment banker, spanning over 40 years working in corporate finance and originating and executing transactions and advisory assignments for energy and utility related clients. Since 1999, Mr. Gremp has been responsible for traditional banking services, credit and lending, private equity and corporate cash management with Merrill Lynch & Co. From 1996 to 1999, he served at Wachovia as senior vice president, managing director and co-founder of the utilities and energy investment banking group, responsible for origination, structuring, negotiation and successful completion of transactions utilizing investment banking, capital markets and traditional commercial banking products. From 1989 to 1996, Mr. Gremp was the managing director of global power and project finance at JPMorgan Chase & Co., and from 1970 to 1989, Mr. Gremp was with Merrill Lynch & Co., starting out as an associate in the mergers and acquisitions department, then in 1986 becoming the senior vice president, managing director and head of the regulated industries group. Mr. Gremp’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

Eugene S. Stark: Mr. Stark has been a member of our board of directors since March 31, 2019. He was formerly a member of PWAY’s board of directors from its inception until March 31, 2019. Mr. Stark brings over 20 years of experience in directing the financial and administrative functions of investment management organizations. Our board of directors is expected to benefit from his broad experience in financial management; SEC reporting and compliance; strategic and financial planning; expense, capital and risk management; fund administration; due diligence; acquisition analysis; and integration activities. Since May 2005, Mr. Stark’s position as the Principal Financial Officer, Chief Compliance Officer and Vice President of Administration at General American Investors Company, Inc., where he is responsible for operations, compliance, and financial functions, will allow him to provide our board of directors with added insight into the management practices of other financial companies. From January to April of 2005, Mr. Stark was the Chief Financial Officer of Prospect Capital Corporation, prior to which he worked at Prudential Financial, Inc. between 1987 and 2004. His many positions within Prudential include 10 years as Vice President and Fund Treasurer of Prudential Mutual Funds, four years as Senior Vice President of Finance of Prudential Investments, and two years as Senior Vice President of Finance of Prudential Amenities. Mr. Stark is also a Certified Public Accountant. Mr. Stark’s knowledge of financial and accounting matters qualifies him to serve on our Audit Committee and his independence from us, our Adviser and Prospect Administration enhances his services to our board of directors.

Executive Officers (who are not directors):

Kristin Van Dask, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary: Ms. Van Dask has been our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since March 31, 2019. Ms. Van Dask served as PWAY’s Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary from April 2018 to March 31, 2019. Ms. Van Dask also served as the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of the PWAY Investment Adviser from April 2018 to March 31, 2019 and has held such positions with our Adviser since March 31, 2019. She also currently serves as the Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of Priority Senior Secured Income Management, Priority Income Fund, Inc. and Prospect Capital Corporation, which positions she has held since April 2018. Prior to joining the accounting department of Prospect Administration, Ms. Van Dask served in the Structured Finance Division of GSC Group LLC, a registered investment adviser specializing in credit-based alternative investment strategies. Ms. Van Dask was an Accounting Manager responsible for the accounting and financial reporting of private equity and hedge funds invested in a diverse series of leveraged structured credit instruments. From 2002 to 2007, Ms. Van Dask held various positions within the Assurance practice of Ernst & Young LLP, working on a variety of privately held and publicly traded clients, private equity funds, management companies, and investment advisory partnerships. She was responsible for the supervision of financial statement audits for funds with portfolios ranging up to $10 billion and a publicly traded company with manufacturing revenues of over $8 billion. In 2001, Ms. Van Dask began her public accounting career at Arthur Andersen LLP. Ms. Van Dask holds a BS magna cum laude from Towson University and is a Certified Public Accountant in the state of New York.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed wholly of our independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in determining a fair market value of our debt and equity securities that are not publicly-traded or for which current market values are not readily available. The board of directors and audit committee may utilize the services of an independent valuation firm to help them determine the fair value of these securities. Messrs. Cooper, Gremp and Stark are the members of our audit committee, and Mr. Stark is the chairman. Our board of directors has determined that Mr. Stark is an “audit committee financial expert” as defined under relevant SEC rules.

Nominating, Corporate Governance and Compensation Committee

The Nominating, Corporate Governance and Compensation Committee is responsible for selecting qualified nominees to be elected to the board of directors by stockholders; selecting qualified nominees to fill any vacancies on the board of directors or a committee thereof; developing and recommending to the board of directors a set of corporate governance principles applicable to the Company; overseeing the evaluation of the board of directors and management; determining or recommending to the board of directors for determination the compensation of any of our executive officers to the extent we pay any executive officers’ compensation; and undertaking such other duties and responsibilities as may from time to time be delegated by the board of directors to the Nominating, Corporate Governance and Compensation Committee. Currently, the company’s executive officers do not receive any direct compensation from the company. The Nominating, Corporate Governance and Compensation Committee takes into consideration the educational, professional and technical backgrounds and diversity of each nominee when evaluating such nominees to be elected to the board of directors. The Nominating, Corporate Governance and Compensation Committee does not have a formal policy with respect to diversity. The Nominating, Corporate Governance and Compensation Committee is presently composed of three persons: Messrs. Cooper, Gremp and Stark, each of whom is not an “interested person” as defined in the Company Act.

The Nominating, Corporate Governance and Corporate Governance Committee considers candidates suggested by its members and other directors, as well as our management and stockholders. A stockholder who wishes to recommend a prospective nominee for the board of directors must submit the same information and follow the same procedures regarding advance notice and other requirements of our bylaws applicable to stockholder-nominated director candidates. See “Description of Our Securities—Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals” for a description of our stockholder nomination procedure.

In determining whether to recommend a director nominee, the Nominating, Corporate Governance and Compensation Committee considers and discusses diversity, among other factors, with a view toward the needs of the board of directors as a whole. The Nominating, Corporate Governance and Compensation Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to the board of directors, when identifying and recommending director nominees. The Nominating, Corporate Governance and Compensation Committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the Nominating, Corporate Governance and Compensation Committee’s goal of creating a board of directors that best serves our needs and those of our stockholders.

Meetings of our Board of Directors

During the fiscal year ended June 30, 2019, our board of directors held nine board meetings and five Audit Committee meetings. All directors attended all of the meetings of the board of directors and of the respective committees on which they serve other than our former director, Marshall Goldberg, who was unable to attend two board meetings and one meeting of the Audit Committee due to health reasons.

Compensation of Directors

Our independent directors receive an annual cash retainer for serving on our board of directors and for serving on any committee of our board of directors, plus fees for every board meeting and committee meeting they attend. The amount of the fees we pay our independent directors is determined based on our net assets as of the end of each fiscal quarter and is paid quarterly in arrears as follows:

Net Asset Value	Annual Cash Retainer Fee	Board Meeting Fee	Annual Audit Committee Chairperson Fee	Annual Audit Committee Member Fee	Audit Committee Meeting Fee
$0 to $100 million	--	--	--	--	--
$100 million to $250 million	$20,000	$1,000	$10,000	$2,500	$500
over $250 million	$30,000	$1,000	$12,500	$2,500	$500

We also reimburse our directors for any reasonable out of pocket expenses they have incurred in connection with their service as directors. We will not, however, pay any compensation to directors who also serve as executive officers for us or our Adviser. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers.

Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by investment professionals and personnel made available to our Adviser from Prospect Capital Management and by the officers and the employees of the Administrator pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement, respectively. See “Investment Advisory Agreement.”

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of our Adviser and its professionals, which currently includes, M. Grier Eliasek, President and Chief Operating Officer of our Adviser and our Chief Executive Officer and President, and Kristin Van Dask, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of our Adviser and our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary, as well as David L. Belzer, John F. Barry III, John G. Burges, John W. Kneisley and Joseph H. Roth. For more information regarding the business experience of Mr. Eliasek and Ms. Van Dask, see “Management—Board of Directors and Executive Officers,” and of Messrs. Belzer, Barry, Burges, Kneisley and Roth, see “—Investment Personnel” below. For information regarding our shares owned by our Adviser’s professionals, see “Control Persons and Principal Stockholders.” Our Adviser’s professionals are not employed by us, and will receive no compensation from us in connection with their portfolio management activities.

Our executive officers, certain of our directors and certain finance professionals of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management, Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.

Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser:

Name	Entity	Investment Focus	Gross Assets(1)
Prospect Capital Corporation	Business Development Company	Investments in senior secured loans, subordinated debt, unsecured debt, and equity of a broad portfolio of U.S. companies	$5. 2 billion
Priority Income Fund, Inc.	Closed-end management investment company	Investments in senior secured loans, via SSN debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated	$550.2 million

(1)	Gross assets are calculated as of March 31, 2020.

Investment Personnel

Mr. Eliasek and Ms. Van Dask are assisted by Joseph H. Roth, who serves as a Vice President of our Adviser, and David L. Belzer, John F. Barry III, John G. Burges and John W. Kneisley, who serve as Managing Directors for our Adviser. Information regarding Messrs. Barry, Belzer, Burges, Kneisley and Roth is set forth below.

John F. Barry III is the Chief Executive Officer of our Adviser with over 35 years of experience as a lawyer, investment banker, venture capitalist and private equity investor, and his service on various boards of directors. In addition to overseeing the Adviser and Prospect Capital Corporation, Mr. Barry has served on the boards of directors of private and public companies, including financial services, financial technology and energy companies. Mr. Barry managed the Corporate Finance Department of L.F. Rothschild & Company from 1988 to 1989, focusing on private equity and debt financing for energy and other companies, and was a founding member of the project finance group at Merrill Lynch & Co. The Company also benefits from Mr. Barry’s experience prior to Merrill Lynch working as a corporate securities lawyer from 1979 to 1983 at Davis Polk & Wardwell, advising energy and finance companies and their commercial and investment bankers. Prior to Davis Polk & Wardwell, Mr. Barry served as Law Clerk to Judge J. Edward Lumbard, formerly Chief Judge of the United States Court of Appeals for the Second Circuit. Mr. Barry’s service as Chief Executive Officer of our Adviser, as Chairman and Chief Executive Officer of Prospect Capital Corporation, as President and Secretary of Prospect Capital Management and as President, Secretary and Managing Director of Prospect Administration provides him with a continuously updated understanding of investment companies, their operations, and the business and regulatory issues facing the Company. Mr. Barry earned his J.D. cum laude from Harvard Law School, where he was an officer of the Harvard Law Review, and his Bachelor of Arts magna cum laude from Princeton University, where he was a University Scholar.

David L. Belzer is a Managing Director of our Adviser with 20 years of finance industry experience. Mr. Belzer leads Prospect Capital Management’s Energy and Infrastructure company investment activities, is responsible for originating, executing, and managing debt and equity investments in the energy and infrastructure sectors, including oil and gas exploration and production, oil and gas services, and pipelines and is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Belzer serves a similar role at Prospect Capital Management since 2004. From 1998 to 1999, Mr. Belzer was a member of the Structured Finance Group at GE Capital, where he focused on originating and executing investments in the oil and gas sector. From 1996 to 1998, Mr. Belzer worked at Wheelabrator Technologies, a developer of waste-to-energy plants.

While at Wheelabrator, Mr. Belzer focused on power plant acquisitions and development of the company’s inside-the-fence cogeneration strategy in the northeast. Mr. Belzer holds an MBA from the Olin School of Business at Washington University and a BA from the University of Indiana.

John G. Burges is a Managing Director of our Adviser with more than 22 years of finance industry experience. Mr. Burges is responsible for originating, executing and managing debt and equity investments in the oil and gas production, midstream gathering and processing, oilfield services, infrastructure and energy related industrial sectors. Mr. Burges serves a similar role at Prospect Capital Management. Mr. Burges previously worked for 16 years in investment banking and securities in London and New York with Deutsche Bank, Merrill Lynch, and Knight Capital, where he was a Managing Director. In his roles, Mr. Burges was responsible for advising and financing public companies in the utility, resource, and energy sectors. Mr. Burges has public company board and executive experience as President, CEO, and Director of a Canadian listed resource company, and as Chairman and an officer in an energy company which acquired and operated gas power generation assets in the Northeast of the US. Mr. Burges holds an MBA from Columbia Business School and a BA (Hons) from Bristol University in England.

John W. Kneisley is a Managing Director of our Adviser with 26 years of finance industry experience. Mr. Kneisley is part of the senior management team overseeing investment approval, portfolio management, growth initiatives, and other management functions. Mr. Kneisley serves a similar role at Prospect Capital Management and Priority Senior Secured Income Management. From 2006 to 2011, Mr. Kneisley was a senior member of the private investment group at Silver Point Capital, a credit-oriented hedge fund. At Silver Point Capital, Mr. Kneisley was responsible for portfolio management, origination, and execution of senior secured loans and certain control investments. Mr. Kneisley also managed Silver Point’s five SSNs. From 1991 through 2006, Mr. Kneisley worked at Goldman, Sachs & Co., most recently as a Managing Director in the Leveraged Finance group where he was responsible for originating, structuring and executing senior secured loans, high yield bonds, bridge loans and acquisition financings for corporate and sponsor clients. Mr. Kneisley holds a BA summa cum laude from DePauw University, where he was a member of Phi Beta Kappa.

Joseph H. Roth is a Vice President of our Adviser with 11 years of finance industry experience. Mr. Roth is responsible for originating, executing and managing investments across a variety of industries. Prior to joining Prospect Capital Management in 2013, Mr. Roth was an Associate at Solaia Capital Advisors, where he worked on investments in the financial services industry. Mr. Roth worked as an investment banking Associate at Citadel Securities, where he advised on M&A transactions and securities issuances for corporate clients. Mr. Roth began his career as an Analyst at Rothschild, where he worked on M&A and restructuring advisory for domestic and international clients. Mr. Roth holds a BBA from the Stephen M. Ross School of Business at the University of Michigan.

Investment Advisory Agreement

Management Services and Responsibilities

Our Adviser is a Delaware limited liability company registered as an investment adviser under the Advisers Act. Our Adviser is controlled by Prospect Capital Management. The principal executive offices of our Adviser are located at 10 East 40th Street, 42nd Floor, New York, New York 10016. As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser has a fiduciary responsibility for the safekeeping and use of all our funds and assets, whether or not in its immediate possession or control. As such, the Adviser may not employ, or permit another to employ, our funds or assets in any manner except for our exclusive benefit. The Adviser is prohibited from contracting away the fiduciary obligation owed to us and our stockholders under common law.

Subject to the overall supervision of our board of directors, our Adviser provides investment advisory and management services to us and may also provide on our behalf managerial assistance to those of our portfolio companies to which we are required to do so. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

●	determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

●	identifies, evaluates and negotiates the structure of the investments we make;

●	executes, monitors and services the investments we make;

●	determines the securities and other assets that we purchase, retain or sell;

●	performs due diligence on prospective portfolio companies; and

●	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably request or require for the investment of our funds.

The Adviser also seeks to ensure that we maintain adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing us to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management Services Fee

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to our Adviser and any incentive fees it earns is ultimately borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets (including amounts borrowed for investment purposes) and payable quarterly in arrears. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee was calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement fell, and was appropriately adjusted for any share issuances or repurchases during that calendar quarter. Subsequently, the base management fee is payable quarterly in arrears, and is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines.

Incentive Fee

We pay our Adviser an incentive fee under the Investment Advisory Agreement consisting of two parts: (1) the subordinated incentive fee on income and (2) the capital gains incentive fee.

Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For this purpose “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receives) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and subordinated incentive fee on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter. Operating expenses are included in the calculation of the subordinated incentive fee.

A subordinated incentive fee on income for each calendar quarter is paid to our Adviser as follows:

●	No incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%, or the fixed preferred return.

●	100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized). We refer to this portion of our pre-incentive fee net investment income (which exceeds the fixed preferred return but is less than or equal to 1.875%) as the “catch-up.” The effect of the “catch-up” provision is that, if our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.875% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if a preferred return did not apply.

●	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized) is payable to our Adviser. This reflects that once the fixed preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser.

The following is a graphical representation of the calculation of the subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

Percentage of pre-incentive fee net investment income allocated to incentive fee

These calculations will be appropriately prorated for any period of less than three months.

Example: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 0.6125%

Pre-incentive fee net investment income does not exceed the fixed preferred return rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.5%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 1.8625%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to fixed preferred return and

“catch-up”)(4)

= 100% × (1.8625% - 1.5%)

= 0.3625%

Pre-incentive fee net investment income exceeds the fixed preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.3625%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Fixed preferred return(1) = 1.5%

Base management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income - (base management fee + other expenses)) = 2.8625%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 1.875))

Catch up = 1.875% - 1.5%

= 0.375%

Subordinated incentive fee on income = (100% × 0.375%) + (20.0% × (2.8625% - 1.875%))

= 0.375% + (20% × 0.9875%)

= 0.375% + 0.1975%

= 0.5725%

Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.5725%.

(1)	Represents the quarterly preferred return rate of 1.5%, or 6.0% on an annualized basis.
(2)	Represents the annual base management fee rate of 1.75%, or 0.4375% on a quarterly basis.
(3)	Excludes organizational and offering expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.
*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to our Adviser, we will calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the Investment Advisory Agreement and the Administration Agreement, and other expenses necessary for our operations. Our board of directors monitors payments we make to our affiliates for compliance with the Company Act. Our investment advisory fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

●	corporate and organizational expenses relating to offerings of our shares, subject to limitations included in the Investment Advisory Agreement;
●	the cost of calculating our net asset value, including the cost of any third-party valuation services;
●	the cost of effecting sales and repurchases of our shares and other securities;
●	investment advisory fees and other expenses under the Investment Advisory Agreement;
●	fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;
●	research and market data expenses including, without limitation, news and quotation equipment and services and; computer software specific to our business;
●	transfer agent and custodial fees;
●	fees and expenses associated with marketing efforts;
●	federal and state registration fees, and costs related to listing our securities on any securities exchange;
●	federal, state and local taxes;
●	independent directors’ fees and expenses;
●	costs of proxy statements, stockholders’ reports and notices;
●	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;
●	direct costs such as printing, mailing, long distance telephone and staff;
●	fees and expenses associated with accounting, independent audits and outside legal costs;
●	costs associated with our reporting and compliance obligations under the Company Act and applicable federal securities laws, including compliance with the Sarbanes-Oxley Act;
●	brokerage commissions for the purchase and sale of our investments;
●	other expenses incurred in connection with providing investor relations support and related back-office services; and
●	all other expenses incurred by Prospect Administration or us in connection with administering our business, including expenses incurred by Prospect Administration in performing administrative services for us, including rent and the reimbursement of the compensation of our chief financial officer, chief compliance officer, treasurer and secretary and other administrative personnel paid by Prospect Administration, subject to the limitations included in the Administration Agreement.

Duration and Termination

Our Adviser’s services under the Investment Advisory Agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually by (i) the vote of our board of directors, or by approval by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter, and (ii) the vote of a majority of our independent directors. An affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter is also necessary in order to make material amendments to the Investment Advisory Agreement. The Investment Advisory Agreement will automatically terminate in the event of its assignment. As required by the Company Act, the Investment Advisory Agreement will provide that we may terminate the Investment Advisory Agreement without penalty upon 60 days’ written notice to the Adviser. Our Adviser may voluntarily terminate the Investment Advisory Agreement upon 120 days’ notice prior to termination and must pay all expenses associated with its termination.

Board Approval of the Investment Advisory Agreement

The Investment Advisory Agreement was approved by TPIC’s board of directors, including all of its independent directors, in connection with their approval of the Merger. After an initial two-year term, the Investment Advisory Agreement shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of our board of directors, or by the vote of a majority of our outstanding voting securities and (b) the vote of a majority of our directors who are not “interested persons” under the Company Act. The Investment Advisory Agreement was most recently approved by our board of directors, including by a majority of our independent directors, on June 17, 2020.

In connection with its approval of the Investment Advisory Agreement, our board of directors considered a number of factors, including the following:

●             Investment Performance. Our board of directors reviewed our investment performance and other clients advised by the Investment Adviser’s investment personnel. Our board of directors also discussed in detail the performance of the private and registered closed-end funds currently managed by the investment personnel of the Investment Adviser. There can be no assurance that past performance will be indicative of future performance.

●             Costs of the Services Provided to us. Our board of directors believes that the fee structure will fairly compensate the Investment Adviser for the services it provides and adequately incentivize the Investment Adviser to maximize returns to we and its stockholders.

●             Economies of Scale. Our board of directors considered information about the potential for our stockholders to experience economies of scale as we grow in size and considered that our investment strategies are expected to change as a result of the Merger, and, accordingly, that the Investment Adviser may present the opportunity for economies of scale previously unavailable to us. The Investment Adviser may seek to have us and one or more other investment accounts managed by the Investment Adviser or any of its affiliates participate in an investment opportunity. We received a co-investment exemptive order from the SEC granting us the ability to negotiate terms, other than price and quantity, of co-investment transactions with other funds managed or owned by the Investment Adviser or certain affiliates, including Prospect Capital Corporation and Priority Income Fund, Inc., where co-investing would otherwise be prohibited under the Company Act, subject to the conditions included therein.

●             Profitability of the Investment Adviser. Our board of directors recognized that it is difficult to predict with any degree of certainty the Investment Adviser’s profitability. However, given the fee structure would be in line with the fee structures of investment advisers to many of our BDC competitors, our board of directors determined that, based on information available to our board of directors, the Investment Adviser’s profitability with respect to managing us should not be unreasonable in relation to the nature, extent and quality of the services to be provided.

Based on these and other factors, our board of directors, including all of its independent directors, approved the Investment Advisory Agreement.

Indemnification of the Adviser

Our charter and the Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to the fullest extent permitted by law for any liability or loss suffered by the Adviser in connection with its services to us. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws. To this end and in order to comply with NASAA Omnibus Guidelines, until such time as we may list our shares on a national securities exchange the following limitations on indemnification shall apply.

We shall not provide for indemnification of an any party entitled to indemnification unless all of the following conditions are met:

●	We have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests;

●	We have determined, in good faith, that the party seeking indemnification was acting on behalf of or performing services for us;

●	We have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party is the Adviser, an affiliate of the Adviser or our officer, or (B) gross negligence or willful misconduct in the case that the party is a director (and not also our officer, the Adviser, or an affiliate of the Adviser); or

●	Such indemnification or agreement to hold harmless is recoverable only out of assets and not from the stockholders.

We shall not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by any person seeking indemnification unless one or more of the following conditions are met:

●	there has been a successful adjudication on the merits of each count involving the alleged material securities law violations;

●	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

●	a court of competent jurisdiction approves a settlement of the claims, and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

We shall pay or reimburse reasonable legal expenses and other costs incurred by a director, an officer, the Adviser or any affiliate of the Adviser in advance of final disposition of a proceeding if all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on our behalf; (b) the person(s) seeking indemnification provide us with written affirmation of their good faith belief that the standard of conduct necessary for indemnification by us as authorized by the bylaws has been met; (c) the legal proceeding was initiated by a third party who is not a stockholder or, if by our stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (d) such person(s) provides us with a written agreement to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest, in cases in which such person(s) is found not to be entitled to indemnification. We will not incur the cost of any portion of liability insurance which insures our Adviser for any liability to which the Adviser is prohibited from being indemnified.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Prohibited Activities

Our charter prohibits the following activities between us and our Adviser and its affiliates:

●	We may not purchase or lease assets in which our Adviser or its affiliates have an interest unless we disclose the terms of the transaction to our stockholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;

●	We may not acquire assets in exchange for shares of our common stock;

●	Our Adviser and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our charter;

●	We may not lease assets to our Adviser or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

●	We may not make any loans to our Adviser or its affiliates except for the advancement of funds as permitted by our charter;

●	We may not pay a commission or fee, either directly or indirectly to our Adviser or its affiliates, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

●	Our Adviser and its affiliates may not charge duplicate fees to us; and

●	Our Adviser and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, our Adviser may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser also may not receive a prepayment charge or penalty in connection with any such financing.

In addition, the Investment Advisory Agreement prohibits our Adviser and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. Our Adviser and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Our Adviser and its affiliates will not have the exclusive right to sell or exclusive employment to sell our assets. Our Adviser and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. Our Adviser may not commingle our funds with the funds of any other entity or individual.

License Agreement

We entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of Prospect Capital Management is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.

ADMINISTRATIVE SERVICES

We have entered into the Administration Agreement with Prospect Administration under which Prospect Administration, among other things, will provide (or oversee, or arrange for the provision of) administrative services and facilities for us. For providing these services, we will reimburse Prospect Administration for its allocable portion of overhead incurred by Prospect Administration in performing its obligations under the Administration Agreement, including rent and its allocable portion of the costs of our chief financial officer and chief compliance officer and their respective staffs and other administrative support personnel. Under the Administration Agreement, Prospect Administration will furnish us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Prospect Administration will also perform, arrange, or oversee the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Prospect Administration will assist us in determining and publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversee the payment of our expenses and the performance of administrative and professional services rendered to us by others. After identifying those whole and partial portions of our internal and external costs and expenses incurred by Prospect Administration to provide administrative services to us (e.g., personnel (compensation and overhead), infrastructure, vendors, etc.) and that are reimbursable under the Administration Agreement, Prospect Administration will allocate to us all such costs and expenses not previously reimbursed to Prospect Administration by us. Our payments to Prospect Administration for these allocated costs and expenses are periodically reviewed by our board of directors, which oversees the allocation of the foregoing costs and expenses. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Prospect Administration is an affiliate of Prospect Capital Management and our Investment Adviser. TPIC’s Board of Directors, including all of its independent directors, approved the Administration Agreement at a special meeting held on August 3, 2018 and our board of directors approved an amended and restated version of the Administration Agreement on or about July 17, 2019. The Administration Agreement was most recently approved by our board of directors, including by a majority of our independent directors, on June 17, 2020.

Indemnification

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Prospect Administration and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Prospect Administration’s services under the Administration Agreement or otherwise as our administrator.

Appointment of Sub-Administrators

Prospect Administration will have the authority to engage sub-administrators in connection with its provision of our administrative services.

ADDITIONAL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

M. Grier Eliasek, our chairman of the board and chief executive officer, has ownership and financial interests in our Adviser, our Administrator and other affiliated entities. Craig J. Faggen, one of our directors, has ownership and financial interests in our Adviser and our Dealer Manager.

Other officers and directors as well as members of the investment committee of our Adviser may also serve as principals of other investment managers affiliated with our Adviser, or other affiliates of our Adviser, that may in the future manage investment funds with investment objectives similar to ours. Certain of the executive officers, directors and finance professionals of Prospect Capital Management and Prospect Administration who perform services for us on behalf of our Adviser are also officers, directors, managers, and/or key professionals of other Prospect Capital Management entities (including Prospect Capital Corporation and Priority Income Fund, Inc.). These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of Prospect Capital Management may organize other investment programs and acquire for their own account investments that may be suitable for us. In addition, Prospect Capital Management may grant equity interests in our Adviser to certain management personnel performing services for our Adviser.

All transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

Allocation of our Adviser’s Time

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including, but not limited to, the management of Prospect Capital Management, Prospect Administration, Prospect Capital Corporation and Priority Income Fund, Inc. Our Adviser and its personnel will devote only as much of its and their time to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, our Adviser, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us.

However, Prospect Capital Management believes that our Adviser’s professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. It is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Prospect Capital Management-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at our Adviser providing services to multiple programs. For example, our Adviser has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of Investments

Concurrent with our offering, certain professionals of our Adviser are simultaneously providing advisory services to other affiliated entities, including Prospect Capital Management, which serves as the investment adviser to Prospect Capital Corporation and Priority Senior Secured Income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc. Prospect Capital Corporation is a publicly-traded business development company that focuses on generating current income and, to a lesser extent, long-term capital appreciation for stockholders, primarily by making investments in senior secured loans, subordinated debt, unsecured debt, and equity of a diversified portfolio of primarily U.S. companies and SSN debt and equity investments. Priority Income Fund, Inc. is an externally managed, non-diversified, closed-end management investment company that invests primarily in senior secured loans, via SSN debt and equity investments, of companies whose debt is rated below investment grade or, in limited circumstances, unrated. As a result, we may compete with any such investment entity for the same investors and investment opportunities, except as noted below.

The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Senior Secured income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc., where co-investing would otherwise be prohibited by the Company Act, subject to the conditions included therein.  Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed or owned by our Adviser or its affiliates has previously invested.

Affiliates of our Adviser have no obligation to make their originated investment opportunities available to our Adviser or to us, and such opportunities may be provided to Prospect Capital Corporation or another affiliate of our Adviser.

To mitigate the foregoing conflicts, our Adviser and its affiliates will seek to allocate portfolio transactions on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. We intend to make all of our investments in compliance with the Company Act and in a manner that will not jeopardize our status as a BDC or RIC.

Expense Limitation Agreement

We have entered into the Expense Limitation Agreement with our Adviser pursuant to which our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our operating expenses to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Expense Limitation Agreement” for a more detailed description of the Expense Reimbursement Agreement.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

License Agreement

We entered into a license agreement with an affiliate of our Adviser, pursuant to which the affiliate granted us a non-exclusive, royalty free license to use the “Prospect” name. Under this license agreement, we have the right to use such name for so long as our Adviser or another affiliate of Prospect Capital Management is our investment adviser. Other than with respect to this limited license, we have no legal right to the “Prospect” name or logo.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

●	Each of our directors and each executive officer; and

●	All of our directors and executive officers as a group.

To our knowledge, none of our stockholders owns in excess of 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of August 25, 2020.

Shares Beneficially Owned as of August 25, 2020
Name and Address of Beneficial Owner	Number of Shares(1)	Percentage(2)

Interested Directors: (3)
Craig Faggen	18,833.66(4)	*
M. Grier Eliasek	--	--

Independent Directors: (3)	--	--
Andrew C. Cooper	--	--
William J. Gremp	--	--
Eugene S. Stark

Executive Officers: (3)	--	--
Kristin Van Dask
All executive officers and directors as a group (6 persons)	18,833.66	*
Interested Directors

(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Assumes no other purchases or sales of our common stock since the most recently available SEC filings. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that we have with respect to the present intent of the beneficial owners of our common stock listed in this table.
(2)	Based on a total of 2,367,478 shares of our common stock issued and outstanding as of August 25, 2020.
(3)	Address is 10 East 40th Street, 42nd Floor, New York, New York 10016.
(4)	We issued 14,815 shares of our common stock to an affiliate of Mr. Faggen in exchange for gross proceeds of $200,003 and the affiliate of Mr. Faggen has received 4,018.66 shares through the distribution reinvestment plan. The affiliate of Mr. Faggen initially acquired 14,815 of shares in 2014 at the public offering price at the time of the acquisition, excluding the sales load. The shares were acquired in order to satisfy the requirements of certain states in which we register our shares. Since that initial purchase, neither Mr. Faggen nor his affiliates have acquired any of our shares other than through our distribution reinvestment program (the “DRIP”). Mr. Faggen and his affiliates participate in the DRIP on the same terms and conditions as all of our other shareholders who have elected to participate in the DRIP.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of August 25, 2020. We are not part of a “family of investment companies,” as that term is defined in the Company Act.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Craig J. Faggen	Over $100,000
M. Grier Eliasek	None
Independent Directors
Andrew C. Cooper	None
William J. Gremp	None
Eugene S. Stark	None

(1)	The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
(2)	The dollar range of equity securities beneficially owned is based on an assumed current public offering price of $9.33 per Class A Share, as of August [●], 2020. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

The following table sets forth, as of August 25, 2020, the dollar range of our equity securities that are owned by each of our Adviser’s professionals that do not serve on our board of directors.

Name of Professional	Dollar Range of Equity Securities(1)(2)
John F. Barry III(3)	None
David L. Belzer	$10,000-$50,000
John G. Burges	None
John W. Kneisley	None
Joseph H. Roth	None

(1)	The dollar ranges of equity securities are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.

(2)	The dollar range of equity securities beneficially owned is based on an assumed current public offering price of $9.33 per Class A Share, as of August [●], 2020.

(3)	Mr. Barry may be deemed to share beneficial ownership with our Adviser by virtue of his control of Prospect Capital Management, which owns 50% of our Adviser.

DISTRIBUTION REINVESTMENT PLAN

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our stock. Any distributions of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect, revoke or reinstate their participation in the distribution reinvestment plan within reasonable time periods specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the applicable distribution payment date. Your reinvested distributions will purchase shares at a price equal to the net offering price in effect that shares are sold in the offering on such closing date or, if there is then no current offering, the most recent net asset value per share of the Company’s shares as determined by our board of directors. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying our Administrator in writing so that such notice is received by it no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, our Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by the net offering a price that the shares are sold in the offering on such closing date or such price as is otherwise determined as provided above.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay our Administrator’s fees for its services with respect to the plan.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please e-mail TPFlexiblesupport@phxa.com for a copy of this form. You may send the completed form to the plan administrator at Phoenix American, Attn: Prospect Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901.

All correspondence concerning the plan should be directed to the plan administrator by mail at Phoenix American, Attn: Prospect Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901 or by phone at (833) 824-1759, or by e-mail at TPFlexiblesupport@phxa.com. All details of the plan are located in the prospectus.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to Investor Relations, by mail at Phoenix American, Attn: Prospect Flexible Income Fund Investor Services, 2401 Kerner Blvd., San Rafael, CA 94901 or by phone at (833) 824-1759, or by e-mail at TPFlexiblesupport@phxa.com.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 100,000,000 shares of stock, par value $0.001 per share, of which 75,000,000 shares are common stock, 37,500,000 of which are classified as Class A common stock and 37,500,000 of which are classified as Class T common stock, and 25,000,000 shares are classified as preferred stock. Currently, we are only offering for sale shares of our Class A common stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of August 25, 2020:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amount Under Column (3)
Common Stock	75,000,000	—	2,367,478
Class A	37,500,000	—	2,367,478
Class T	37,500,000	—	—

*Effective March 2, 2016, all shares of our common stock issued and outstanding at that time were automatically converted into an equal number of shares of Class A common stock.

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the aggregate assets available for distribution to holders of common stock shall be determined in accordance with applicable law and our charter. Each holder of common stock shall be entitled to receive, ratably with each other holder of common stock, that portion of the assets available for distribution as the number of outstanding shares of stock held by such holder bears to the total number of outstanding shares then outstanding. Each share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors then standing for election, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the Company Act. The Company Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the Company Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Company Act.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our bylaws obligate us, to the fullest extent permitted by Maryland law and subject to the requirements of the Company Act, to indemnify (i) any present or former director or officer, (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, or (iii) the Adviser or any of its affiliates acting as an agent for us, from and against any claim or liability to which the person or entity may become subject or may incur by reason of their service in that capacity, and to pay or reimburse their reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the Company Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Notwithstanding the foregoing, and in accordance with guidelines adopted by NASAA, our bylaws prohibit us from indemnifying or holding harmless an officer, director, employee, controlling person and any other person or entity acting as our agent (which would include, without limitation, the Adviser and its affiliates) unless each of the following conditions are met: (1) we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest; (2) we have determined, in good faith, that the party seeking indemnification was acting or performing services on our behalf; (3) we have determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Adviser, any of its affiliates, or any officer of the Company, the Adviser or an affiliate of the Adviser, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is a director (and not also an officer of the Company, the Adviser or an affiliate of the Adviser); and (4) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders.

The Investment Advisory Agreement provides that for so long as the Company is not listed on a national securities exchange, the Adviser and its officers, managers, controlling persons and any other person or entity affiliated with it acting as our agent will not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the Adviser or such other person, nor will the Adviser or such other person be held harmless for any loss or liability suffered by us, unless: (1) the Adviser or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (2) the Adviser or such other person was acting on behalf of or performing services for us; (3) the liability or loss suffered was not the result of negligence or misconduct by the Adviser or such other person acting as our agent; and (4) the indemnification or agreement to hold the Adviser or such other person harmless for any loss or liability is only recoverable out of our net assets and not from our stockholders. In accordance with the Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Anti-Takeover Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our board of directors must be independent directors, and the Company Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the Company Act.

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than three, except within 60 days after the death, removal or resignation of a director. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Company Act.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving classified three-year terms. The current terms of the first, second and third classes will expire at the annual meeting of stockholders held in 2022, 2020 and 2021, respectively, and in each case, until their successors are duly elected and qualify. Each year one class of directors will be elected to our board of directors by the stockholders to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until his or her successor is duly elected and qualifies. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the annual meeting and is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of the board of directors or (iii) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes voting together as a single class entitled to be cast on such matter at such meeting. Any special meeting called by such stockholders shall be held (i) not more than 90 days after the record date for such meeting and (ii) not later than 30 days after the secretary receives a valid special meeting request.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange, convert or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders voting together as a single class entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company each must be approved by the affirmative vote of stockholders, voting together as a single class, entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, voting together as a single class, direct that our Company:

●	Amend the investment advisory agreement;

●	Remove our Adviser and elect a new investment adviser;

●	Dissolve our Company;

●	Suspend a Liquidation Event; or

●	Approve or disapprove the sale of all or substantially all of the assets of the Company

Without the approval of stockholders entitled to cast a majority of all the votes, voting together as a single class, entitled to be cast on the matter, our Company may not permit the investment adviser to:

●	Amend the investment advisory agreement;

●	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our Investment Adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

●	Appoint a new investment adviser;

●	Sell all or substantially all of our assets; and

●	Approve a merger or other reorganization.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

●	One-tenth or more but less than one-third;

●	One-third or more but less than a majority; or

●	A majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Company Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the Company Act.

Business Combinations Act

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

●	Any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

●	An affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which they otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

●	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

●	Two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the Company Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Subtitle 8 of Title 3 of the Maryland General Corporation Law (“Subtitle 8”) provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws.

●	classify itself;

●	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

●	reserve for itself the exclusive power to fix the number of directors;

●	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast; and

●	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to classify our board of directors and provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election to the vacancy provision of Subtitle 8 is subject to applicable requirements of the Company Act and to the provisions of any class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. Our charter and bylaws already vest in our board of directors the exclusive power to fix the number of directors. In the future, the Company’s board of directors may elect, without stockholder approval, to adopt one or more of the other provisions of Subtitle 8.

Conflict with the Company Act

Our bylaws provide that, if and to the extent that any provisions of the Maryland General Corporations Law, including the Control Share Act (if we amend our bylaws to be subject to such law) and the Business Combinations Act, or any provisions of our charter or bylaws, conflicts with any provisions of the Company Act, the applicable provisions of the Company Act will control.

Reports to Stockholders

As required because of our election of BDC status, we will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.flexbdc.com. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may authorize us to provide prospectuses, prospectus supplements, annual reports and other information electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares, persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction, partnerships or other pass-through entities, regulated investment companies, real estate investment trusts, personal holding companies, persons who acquire our common stock in connection with the performance of services, Non-U.S. stockholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, and individual non-U.S. stockholders present in the United States for 183 days or more during a taxable year. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be taxed as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income or gains that we timely distribute to our stockholders from our tax earnings and profits. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset-diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the Annual Distribution Requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

For any taxable year in which we:

●	qualify as a RIC; and

●	satisfy the Annual Distribution Requirement,

we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders. Generally, if we fail to meet the Annual Distribution Requirement for any taxable year, we will not be eligible to be taxed as a RIC for such taxable year, and we will be subject to corporate-level U.S. federal income tax on all of our net income and capital gains regardless of any distributions made to stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our recognized capital gain in excess of recognized capital loss for the one-year period ending October 31 in that calendar year and (3) any ordinary income or capital gains recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings. No assurance can be provided, however, that are distributions will be sufficient to avoid entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which the Company does not meet the foregoing distribution requirement.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	have an election in place to be regulated as a BDC at all times during our taxable year;

●	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly-traded partnership” (as defined in the Code), or the 90% Income Test; and

●	diversify our holdings so that at the end of each quarter of the taxable year:

○	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and we do not hold more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly-traded partnership”); and

○	no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly-traded partnerships,” or the Diversification Tests.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly-traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly-traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest, or issued with warrants, or, in certain cases, with increasing interest rates), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and to avoid corporate-level U.S. federal income and excise taxes, even though we will not have received any corresponding cash amount. In order to raise capital to satisfy these distribution obligations, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Under the Investment Company Act, we are not permitted to make distributions to stockholders while any senior securities are outstanding unless the Company meets the applicable asset coverage ratios. See “Regulation—Senior Securities.” In addition, we may be subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict our ability to make distributions necessary to satisfy the Annual Distribution Requirement and to avoid corporate-level U.S. federal income and excise taxes. If we are prohibited from making distributions, we could fail to qualify for RIC tax treatment, and thus become subject to corporate-level U.S. federal income tax on all our taxable income (including gains) regardless of whether or not such income and gains are distributed to stockholders.

We are authorized to sell assets in order to comply with the Diversification Tests. However, our ability to dispose of assets to meet the Diversification Tests may be limited by the illiquid nature of the Company’s portfolio. If we dispose of assets in order to meet the Diversification Tests, we may make such dispositions at times that, from an investment standpoint, are not advantageous and may result in substantial losses.

Furthermore, a company may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

We anticipate that the CLO vehicles in which we invest may constitute PFICs. Because we acquire shares in PFICs (including equity tranche investments or SSNs in CLO vehicles that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the original earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation, or “CFC,” (including equity tranche investments or SSNs in a CLO vehicle treated as CFC) we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a U.S. Shareholder of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any actual distributions from such CFC, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of the 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS issued a series of private rulings in which it has concluded that all income inclusions from a QEF or a CFC included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test whether or not distributed currently. Consistent with these rulings, the IRS and U.S. Treasury Department have issued regulations that provide that the income inclusion from a QEF or a CFC will constitute ‘‘good income’’ for purposes of the 90% Income Test provided that such income was derived in connection with our business of investing securities even if we do not receive timely distributions from the QEF or CFC.

FATCA generally imposes a withholding tax of 30% on payments of U.S. source interest and dividends to certain non-U.S. entities, including certain non-U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its United States account holders and its United States owners. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest and dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may, for tax purposes, have aggregate taxable income for several years that we are required to distribute and that is taxable to stockholders even if such income is greater than our aggregate net income actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, stockholders may receive a larger capital gain distribution than they would have received in the absence of such transactions. U.S. federal income tax law generally permits RICs to carry forward net capital losses indefinitely. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the U.S. federal income tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

The remainder of this discussion assumes that we will qualify for taxation as a RIC for each taxable year.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or, Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently generally taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of a U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. If the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit exceeds the tax they owe on the retained net capital gain, such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a U.S. stockholder’s liability for U.S. federal income tax. A U.S. stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our stockholders on December 31 of the year in which the distribution was declared.

We may distribute taxable distributions that are payable in cash or shares of our common stock at the election of each U.S. stockholder. Under certain applicable IRS guidance, distributions by publicly offered RICs that are payable in cash or in shares of stock at the election of stockholders are treated as taxable distributions. The IRS has published a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is not less than 20% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, the cash available for distribution must be allocated among the stockholders electing to receive cash (with the balance of the distribution paid in stock). In no event will any stockholder electing to receive cash, receive less than the lesser of (a) the portion of the distribution such stockholder has elected to receive in cash or (b) an amount equal to his, her or its entire distribution times the percentage limitation on cash available for distribution. If we decide to make any distributions consistent with this guidance that are payable in part in our stock, taxable U.S. stockholders receiving such distributions will be required to include the full amount of the distribution (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain distribution) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such distributions in excess of any cash received. If a U.S. stockholder sells the stock it receives as a distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distributions, including in respect of all or a portion of such distribution that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on distributions, it may put downward pressure on the trading price of our stock.

If a U.S. stockholder has elected to participate in our dividend reinvestment plan, the U.S. stockholder will have all cash distributions automatically reinvested in additional shares of our common stock. Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted basis in the additional shares of common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares of common stock will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to U.S. federal income tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, individual U.S. stockholders currently are generally subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common stock) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate U.S. stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the U.S. stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate U.S. stockholders, including individuals, trusts, and estates, these expenses, referred to as miscellaneous itemized deductions, currently are not deductible (and beginning in 2026, will be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income), and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current taxable year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year (but no later than 75 days after the end of each calendar year), a notice detailing the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain as well as such other information about us necessary for the preparation of our U.S. stockholders’ federal income tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and distribution income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a U.S. stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on IRS Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Tax-Exempt U.S. Investors.

A U.S. stockholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. stockholder of the activities in which we are engaged or may engage in the future could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its stockholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. stockholder generally should not be subject to U.S. taxation solely as a result of the stockholder’s ownership of shares of our common stock and receipt of dividends with respect to such shares. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. stockholder. Therefore, a tax-exempt U.S. stockholder should not be treated as earning income from “debt-financed property” as defined in the Code and dividends paid by us should not be treated as “unrelated debt-financed income” as defined in the Code solely as a result of indebtedness that we incur. Proposals periodically are made to change the treatment of “blocker” as defined in the Code investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt U.S. stockholders could be adversely affected. In addition, special rules would apply if we were to invest in certain real estate investment trusts or other taxable mortgage pools, which we do not currently plan to do, that could result in a tax- exempt U.S. shareholders recognizing income that would be treated as UBTI.

Taxation of Non-U.S. Stockholders

This subsection applies to Non-U.S. stockholders, only. If you are U.S. stockholder, this subsection does not apply to you and you should refer to “Taxation of U.S. Stockholders,” above.

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. No withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether any of our distributions will be reported as eligible for this exemption from withholding.

If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold U.S. federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale or other disposition of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or (ii) in the case of an Non-U.S. individual stockholder, the stockholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g. an IRS Form W-8BEN, IRS Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions, or “FFIs” unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement, or “IGA” with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While existing U.S. Treasury regulations would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest and dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and potentially proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes. Non-U.S. stockholders may also be subject to U.S. estate tax with respect to their investment in our common stock. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain RIC Tax Treatment

If we were unable to maintain tax treatment as a RIC (and certain amelioration provisions do not apply), we would be subject to corporate-level U.S. federal income tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to minimum holding period requirements and certain other limitations under the Code, non-corporate stockholders would be eligible to treat such distributions as qualifying dividend income subject to the same maximum rate as long-term capital gains and corporate stockholders would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of a stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

To qualify again to be taxed as a RIC in a subsequent year, in addition to satisfying the other requirements discussed above to qualify for taxation as a RIC, we would be required to distribute to our stockholders our accumulated earnings and profits attributable to non-RIC years. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be subject to corporate-level U.S. federal income tax on our built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) as of the beginning of the first period we requalified for taxation as a RIC that we recognize during the five-year period after requalification or, alternatively, we could elect to recognize and pay tax on any net built-in gain as of the last day of the end of our taxable period immediately prior to our requalification as a RIC. Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our common stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a business development company under the Company Act. The Company Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The Company Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the Company Act. In addition, the Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The Company Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell any shares of our common stock at a price below net asset value per share. See “Risk Factors—Risks Related to Business Development Companies.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value per share in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

We may invest 100% of our assets in securities or obligations acquired directly from issuers in privately-negotiated transactions. With respect such securities, we may, for the purpose of public resale, be deemed an “underwriter” for purposes of the Securities Act. We may acquire warrants to purchase common stock of our portfolio companies in connection with acquisition financings or other investments and we may acquire rights to require our portfolio companies to repurchase the securities we acquire from them in certain circumstances. We do not intend to acquire securities issued by any investment company that exceeds the limits imposed by the Company Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities or obligations of one investment company or invest more than 10% of our total assets in the securities or obligations of more than one investment company. None of our investment policies are fundamental and may be changed without prior notice and without stockholder approval.

The Order grants us the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed or owned by our Adviser or certain affiliates, including Prospect Capital Corporation and Priority Senior Secured income Management, LLC, which serves as the investment adviser to Priority Income Fund, Inc., where co-investing would otherwise be prohibited by the Company Act, subject to the conditions included therein.  Under the terms of the Order, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The Order also imposes reporting and record keeping requirements and limitations on transactional fees. In certain situations where co-investment with one or more funds managed or owned by our Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of our Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, we will be unable to invest in any issuer in which one or more funds managed or owned by our Adviser or its affiliates has previously invested.

Qualifying Assets

Under the Company Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the Company Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Company Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the Company Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;
ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
iii.	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or
iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our Class A Shares if our asset coverage, as defined in the Company Act, is at least equal to 200% immediately after each such issuance. However, recent legislation has modified the Company Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. Under the legislation, we are allowed to increase our leverage capacity if stockholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so.

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. As a result, and subject to certain additional disclosure requirements as well as the repurchase obligations, both as described above, the 150% minimum asset coverage ratio will apply to the Company effective as of March 16, 2019, the day immediately after the 2019 Annual Meeting. As a result, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage. As a non-traded BDC, we are also required to offer to repurchase our outstanding shares at the rate of 25% per quarter over four calendar quarters.

In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Related to Business Development Companies.”

Code of Ethics

We have adopted a code of ethics in accordance with Rule 17j-1 under the Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. At a meeting held on April 22, 2019, the Company’s board of directors unanimously agreed to amend and restate the Company’s Code of Ethics in its entirety. The Code of Ethics was amended and restated in connection with the Merger to reflect current best practices. Specifically, the amendments included clarifications and enhancements to the description of the duties and responsibilities of the Company’s Chief Compliance Officer, increased reporting and certification requirements, and an enhanced description of the restrictions on the outside business activities of the directors and officers of the Company and its investment adviser. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. The code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

Compliance Policies and Procedures

We have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. The Company’s chief compliance officer, with whom we contract services, is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We anticipate delegating our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that we anticipate that our Adviser will follow are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of the Advisers Act and Rule 206(4)-6 thereunder.

Proxy Policies

Our Adviser will vote proxies relating to portfolio securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if compelling long-term reasons to do so exist.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser voted proxies with respect to our portfolio securities by making a written request for proxy voting information to our Chief Compliance Officer, Kristin Van Dask or by calling us at (212) 448-0702. The SEC also maintains a website at that contains such information.

Other Matters

We will be periodically examined by the SEC for compliance with the Company Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Further, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

●	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;

●	pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures;

●

pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. This report must be audited by our independent registered public accounting firm; and

●	pursuant to Item 308 of Regulation S-K and Rule 12a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

General

We will engage in a continuous public offering of shares of our common stock as permitted by the federal securities laws. Currently we are only offering Class A Shares. We are offering a maximum of $300,000,000 of our Class A Shares to the public at an offering price of $9.33 per share. The shares are being offered by our Dealer Manager on a “best efforts” basis, which means generally that the Dealer Manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We intend to file post-effective amendments to the registration statement, of which this prospectus is a part, that will be subject to SEC review to allow us to continue this offering for up to three years from the date of initial effectiveness of the registration statement of which this prospectus is a part. The offering of shares of our common stock will terminate three years following the initial effective date of this offering, unless we elect to extend the offering. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

We may, to the extent permitted or required under the rules and regulations of the SEC, supplement this prospectus or file an amendment to the registration statement to sell at a price necessary to ensure that shares are not sold at a price per share, after deducting applicable upfront selling commissions and dealer manager fees, that is below our net asset value per share, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in this prospectus. In general, we will not sell our shares at a net offering price below our net asset value per share unless we obtain the requisite approval from our stockholders.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at closings in which we admit new stockholders. Shares purchased pursuant to our distribution reinvestment plan will be issued on the same dates that we hold our closings, one business day following the date a distribution is payable. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings of this offering.

About the Dealer Manager

Our Dealer Manager Triton Pacific Securities, LLC, is a member firm of FINRA. Our Dealer Manager was organized on January 6, 2006 and is owned by Craig J. Faggen, one of our directors.

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, the Dealer Manager will receive an upfront sales load of up to 9% of the gross proceeds received on Class A Shares sold in this offering all or a portion of which may be paid to selected broker-dealers and financial representatives. The upfront sales load consists of upfront selling commissions of up to 6.0% of the gross proceeds of Class A Shares sold in this offering and a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering. The upfront selling commissions and dealer manager fees will not be paid in connection with purchases of shares pursuant to our distribution reinvestment plan. In addition to the upfront selling commissions and dealer manager fees, the Adviser may pay our Dealer Manager a fee (the "Additional Selling Commissions") equal to no more than 1.0% of the net asset value per share per year. Our Dealer Manager will reallow all or a portion of the Additional Selling Commissions to participating broker-dealers. The Additional Selling Commissions will not be paid by our shareholders. The Adviser will cease making these payments to our Dealer Manager with respect to each share upon the earliest to occur of the following: (i) the date when the aggregate underwriting compensation would exceed that permitted under Conduct Rule 2310 of FINRA over the life of the offering, which equals 10% of the gross offering proceeds from the sale of shares in this offering (excluding shares purchased through our distribution reinvestment plan); (ii) the date of a liquidity event; (iii) the date that such share is redeemed or is no longer outstanding; (iv) the date when the aggregate upfront selling commission, dealer manager fees, and payments from the Adviser together equal 10% (or such other amount, as determined by the Adviser) of the actual price paid for such share; or (v) the date when Prospect Flexible Income Management, LLC no longer serves as our investment adviser.

The selling commission and dealer manager fee, which make up the sales load, may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The Dealer Manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

This offering is being made in compliance with FINRA Rule 2310. FINRA Rule 2310 provides that the maximum compensation payable from any source to members of FINRA participating in our continuous public offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of shares through our distribution reinvestment program). Payments collected by us in connection with the distribution fee and any upfront selling commissions will be considered underwriting compensation for purposes of the applicable FINRA rules.

We have agreed to indemnify the participating broker-dealers, including the Dealer Manager and selected registered investment advisers, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

We may waive the upfront selling commissions and the upfront dealer manager fee and sell shares at a discount to the gross public offering price in certain circumstances. Our Dealer Manager may also engage registered investment advisers or other entities exempt from broker-dealer registration to enable them to sell our shares to their clients. The upfront selling commissions may be waived for sales of shares through these channels and the upfront dealer manager fee may be waived for sales of shares through these channels. Neither our Dealer Manager nor its affiliates are expected to directly compensate any person engaged as an investment adviser by a potential investor to induce such investment adviser to advise favorably for an investment in us. We expect to receive the same net proceeds per share for sales of shares through these channels.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our Dealer Manager and the participating broker-dealers. These non-cash compensation payments would not reduce the selling commissions or dealer manager fee that we pay participating broker-dealers. In no event will such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

We have agreed to indemnify the participating broker-dealers, including our Dealer Manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and our Dealer Manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Shares Purchased by Affiliates

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all or a portion of the sales load. However, except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the sales load or portions thereof may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The amount of net proceeds to us will not be affected by reducing or eliminating the sales load payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

Volume Discounts

We are offering volume discounts to investors who purchase at least $500,000 worth of our shares through the same participating broker-dealer in our offering. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our Class A Shares.

Dollar Amount of Shares	Purchase Price per Incremental Unit in Volume Discount Range(1)	Selling Commissions(2)

$1 — $499,999	$9.33	6.0%
$500,000 — $999,999	$9.24	5.0%
$1,000,000 — $1,499,999	$9.15	4.0%
$1,500,000 — $1,999,999	$9.06	3.0%
$2,000,000 — $2,499,999	$8.97	2.0%
$2,500,000 and up	$8.88	1.0%

Assumes a $9.33 per share offering price. Numbers are rounded within $0.01 for purposes of this table only. Discounts will be adjusted appropriately for changes in the offering price.

In addition to applicable selling commissions, investors will be charged a dealer manager fee of up to 3.0% of the gross offering proceeds of Class A Shares sold in this offering, all or a portion of which may be paid to selected participating broker-dealers and financial representatives. See “Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers.”

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $9.33, a purchase of $1,200,000 would result in a weighted average purchase price of $9.26 per share as shown below and 129,561.05 shares purchased:

●	$499,999 at $9.33 per share (total: 53,590.46 shares) and a 6.0% selling commission;
●	$499,999 at $9.24 per share (total: 54,112.45 shares) and a 5.0% selling commission; and
●	$200,002 at $9.15 per share (total: 21,858.14 shares) and a 4.0% selling commission.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the Dealer Manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

●	An individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;

●	A corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

●	An employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code;

●	All commingled trust funds maintained by a given bank; and

●	Any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered with the Advisers Act.

If a single purchaser described in the categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above whom, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90-day period will not qualify to be combined for a volume discount as described herein.

In order to encourage purchases of shares of our common stock in excess of 400,000 shares, our Dealer Manager may, in its sole discretion, agree with a purchaser to reduce the sales load. However, in no event will the net proceeds to us be affected by such fee reductions. For the purposes of such purchases in excess of 400,000 shares, the term “purchaser” has the same meaning as defined above with respect to volume discount purchases.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. You should pay for your shares by delivering a check for the full purchase price of the shares, payable to “Prospect Flexible Income Fund.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

●	Have received the final prospectus;

●	Meet the suitability requirements described in this prospectus;

●	Are purchasing the shares for your own account;

●	Acknowledge that there is no public market for our shares; and

●	Are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our Dealer Manager or the broker-dealers participating in the offering will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are lengthier than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. The proceeds from your subscription will be held in trust for your benefit, pending our acceptance of your subscription.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Investments by IRAs and Certain Qualified Plans

We will appoint one or more IRA custodians for investors of our common stock who desire to establish an IRA, SEP, or certain other tax-deferred accounts or transfer or rollover existing accounts. We will provide the name(s) of such IRA custodian(s) in a prospectus supplement. Our Adviser may determine to pay the fees related to the establishment of investor accounts with such IRA custodian(s), and it may also pay the fees related to the maintenance of any such accounts for the first year following its establishment. Thereafter, we expect the IRA custodian(s) to provide this service to our stockholders with annual maintenance fees charged at a discounted rate. In the future, we may make similar arrangements for our investors with other custodians. Further information as to custodian services is available through your broker or may be requested from us.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will submit all supplemental sales material to the SEC or FINRA for review prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

●	investor sales promotion brochures;

●	cover letters transmitting the prospectus;

●	brochures containing a summary description of the offering;

●	fact sheets describing the general nature of Prospect Flexible Income Fund, Inc. and our investment objectives;

●	asset flyers describing our recent investments;

●	broker promotional brochures (electronic and physical) and updates;

●	online investor presentations;

●	third-party article reprints;

●	website material;

●	electronic media presentations; and

●	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

LIQUIDITY STRATEGY

Our shares have no history of public trading. We do not intend to list our shares on any securities exchange during the offering period nor for a substantial period thereafter, if ever, and we do not expect any secondary market in our shares to develop in the foreseeable future. We define the term “offering period” as the time during which we conduct this offering, as approved and extended by our board of directors. The offering period currently extends to a date that is three years from the initial effective date of the registration statement of which this prospectus is a part, which we expect to be approximately September 26, 2022. We may, in our discretion, extend the term of the offering indefinitely. Our initial offering commenced in 2012 and we have already extended our offering once with this follow-on offering. While a BDC may list its shares for trading in the public markets, we have elected not to do so for at least a substantial period. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets.

As a result, you should not expect to be able to resell your shares.  To the extent the portfolio has not been liquidated between five and seven years following the completion of this offering, we currently intend to seek a liquidity event; however, because we may extend this offering indefinitely, the timing of any liquidity event is uncertain and may also be extended indefinitely.  Accordingly, stockholders should consider that they may not have access to the money they invest for an indefinite period of time until we complete a liquidity event. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of our common stock on a national securities exchange; (2) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation; or (3) a merger or another transaction approved by our board of directors in which our stockholders likely will receive cash or shares of a publicly traded company, including potentially a company that is an affiliate of us. While our intention is to seek to complete a liquidity event within five to seven years following the completion of our offering period, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.  As such, there can be no assurance that we will complete a liquidity event at all.

Should we not be able to do so within seven years following the end of this offering, subject to the authority of the independent directors or the rights of the stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets (which may include allowing our debt securities to mature and disposing of our equity interests to the extent feasible). However, upon the vote of a majority of stockholders eligible to vote at any stockholder meeting, we may suspend any such liquidation for such time as the stockholders may agree or we may extend the date upon which we must cease to make investments in new portfolio companies and begin an orderly liquidation of our assets for up to three consecutive periods of 12 months each upon the vote of a majority of our independent directors. Further, if we do list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds. As a result of these factors, an investment in our shares is not suitable for investors who require short or medium term liquidity. The Adviser’s sponsor, Prospect Capital Management, sponsors two affiliated funds, Prospect Capital Corporation, a BDC that is listed for trading on the Nasdaq Stock Market, and Priority Income Fund, Inc. (PRIS), an externally managed, non-diversified, closed-end management investment company. Prospect Capital Corporation’s shares were listed on the Nasdaq Stock Market shortly after its initial public offering in 2004. PRIS has issued six classes of preferred stock, all of which are listed on the New York Stock Exchange. Its common stock is not listed for trading on any exchange. PRIS’s offering materials provide that it intends to pursue a liquidity event for its common stockholders, such as a public listing of its common stock, following the completion of its offering of common stock, subject to then-current market conditions unless PRIS’s Board of Directors chooses not to pursue a liquidity event. PRIS’s offering materials also provide that it may take up to three years from the date of the completion of its offering of common stock to complete any such liquidity event, if at all. However, there can be no assurance that PRIS will, or will be able to, complete a liquidity event, including within such time period. The current offering of PRIS common stock will end on the earlier of (i) July 23, 2021 or (ii) the date upon which all registered common stock of PRIS has been sold, unless the PRIS board of directors further extends the offering.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. In addition, if we determine to pursue a listing of our securities on a national securities exchange, at that time we may consider either an internal or an external management structure. Should we seek to internalize our management structure, you should be aware that such internalization might involve the purchase of our Adviser or an alternative transaction structure that could create a conflict of interest between us and our management team. If we undertake such internalization, any such transaction will be negotiated and overseen by our independent directors.

Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. You should also be aware that shares of publicly-traded closed-end investment companies frequently trade at a discount to their net asset value per share. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below net asset value per share. This risk is separate and distinct from the risk that our net asset value per share may decline.

To provide interim liquidity to our stockholders, we plan, but are not required, to conduct quarterly repurchase offers pursuant to our share repurchase program in accordance with the Company Act. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our proposed share repurchase program.

SHARE REPURCHASE PROGRAM

General

We do not intend to list our shares on any securities exchange during this offering and for a substantial period thereafter and we do not expect a public market for our shares to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase any of his or her shares. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our listing, liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

We commenced our share repurchase program in the second quarter of 2016 in our capacity as TPIC. Repurchases are made on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the Company Act. In months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our closings for the sale of shares in this offering.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

●	The effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

●	The liquidity of our assets (including fees and costs associated with disposing of assets);

●	Our investment plans and working capital requirements;

●	The relative economies of scale with respect to our size;

●	Our history in repurchasing shares or portions thereof; and

●	The condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter though the actual number of shares that we offer to repurchase may be less in light of the limitations noted above. Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased by applying the limitations on the number of shares to be repurchased, noted above. We further anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you submit for repurchase. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the Company Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tender offer materials only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions of shares from our stockholders. Our Adviser, our directors and their respective affiliates are prohibited from receiving a fee in any repurchase by us of our shares.

When the board of directors determines that we will offer to repurchase shares, we will furnish tender offer materials to you describing the terms of repurchase, and containing information you should consider in deciding whether and how to participate in the repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

If any of our Adviser’s affiliates holds shares, any such affiliates may tender shares in connection with any repurchase offer we make on the same basis as any other stockholder. Except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

We intend to rely on an exemptive order from the SEC to provide relief from Rule 102 of Regulation M under the Exchange Act in connection with our proposed share repurchase program. If we modify any of the material terms of our proposed share repurchase program, including the price at which we would offer to make repurchases, we will reflect such revisions in a sticker supplement to the prospectus.

You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Since the Merger, we have completed one tender offer pursuant to our share repurchase program. That tender offer expired on February 19, 2020 and a total of 166,707 shares were validly tendered and not withdrawn pursuant to the offer as of such date. In accordance with the terms of the offer, we purchased 19,743 shares validly tendered and not withdrawn at a price equal to $10.70 per Share for an aggregate purchase price of approximately $211,246.

On June 9, 2020, under our share repurchase program, we made an offer to purchase up to the number of shares of our issued and outstanding Class A common stock we can repurchase with the proceeds we receive from the issuance of shares under our distribution reinvestment plan prior to the expiration of the offer.  The Tender Offer was for cash at a price equal to the net offering price per share determined as of July 10, 2020.  The Tender Offer expired at 4:00 P.M., Eastern Time, on July 8, 2020, and a total of 65,266 shares were validly tendered and not withdrawn pursuant to the Tender Offer as of such date. In accordance with the terms of the Tender Offer, the Company purchased 28,786 shares validly tendered and not withdrawn at a price equal to $8.25 per share for an aggregate purchase price of approximately $237,488.

Special Repurchase Offer

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we were required to commence four repurchase offers, which we refer to as the special repurchase offer, in accordance with the requirements of Section 61(a)(2)(D)(ii) of the Company Act, to allow all of the former stockholders of TPIC, as of March 15, 2019 (the date of the 2019 Annual Meeting) (the “Eligible Stockholders”) to tender to us up to 100% of their shares that were held as of that date. Former stockholders of PWAY and stockholders who purchased or acquired their shares after that date were not eligible to participate in the special repurchase offer. The special repurchase offer was separate and apart from our share repurchase program discussed below.

The special repurchase offer consisted of four quarterly tender offers. Each of the four tender offers that is part of the special repurchase offer allowed the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting.  The repurchase price for any shares tendered during the special repurchase offer was equal to the NAV per share of our common stock as of the date of each such repurchase. Each Eligible Stockholder had not less than 20 business days from the date of notice of such tender offer to elect to tender their shares back to us.

The following table summarizes the shares repurchased during each tender offer period of the special repurchase offer:

Special Repurchase Offer Tender Period	Shares Repurchased	Dollar Amount	Price Paid Per Share
05/24/2019 – 06/24/2019	49,900	$495,506	$9.93
09/06/2019 – 10/04/2019	34,489	$326,262	$9.46
11/21/2019 – 12/24/2019	51,715	$460,786	$8.91
03/12/2020 – 04/09/2020	52,987	$426,546	$8.05
Total	189,091	$1,709,100

Completed Share Repurchases

As a result of PWAY being the accounting survivor of the Merger, PWAY and FLEX’s share repurchases for the most recent interim periods are disclosed below.

Below is a summary of transactions with respect to shares of common stock during each tender offer:

Quarterly Offer Date	Repurchase Effective Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Three months ended March 31, 2020
March 31, 2020(1)	February 21, 2020	19,743	12%	$10.70	211,246
Total for Three months ended March 31, 2020		19,743			$211,246

Nine months ended March 31, 2020
September 30, 2019(1)	October 8, 2019	34,489	100%	$9.46	$326,262
December 31, 2019(1)	December 27, 2019	51,715	100%	$8.91	460,786
March 31, 2020(1)	February 21, 2020	19,743	12%	$10.70	211,246
Total for Nine months ended March 31, 2020		105,947			$998,294

Three months ended March 31, 2019
December 31, 2018(2)	February 15, 2019	17,747	100%	Class A:$10.80	$191,672
Total for Three months ended March 31, 2019		17,747			$191,672

Nine months ended March 31, 2019
				Class A:$12.67
June 30, 2018(2)	August 7, 2018	31,716	100%	Class I: $12.70	$401,849
September 30, 2018(2)	November 13, 2018	19,180	100%	Class A:$11.35	217,695
December 31, 2018(2)	February 15, 2019	17,748	100%	Class A:$10.80	$191,672
Total for Nine months ended March 31, 2019		68,644			$811,216

(1)	Subsequent to the Merger on March 31, 2019, FLEX Class A common shares were tendered in a Special Repurchase Offer.
(2)	As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

We have entered into a Fund Services Agreement with Phoenix American Financial Services, LLC, pursuant to which Phoenix agreed to serve as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of our transfer agent is 2401 Kerner Blvd., San Rafael, California 94901. The Agreement is for a one-year term and will renew automatically for successive one-year terms, subject to the approval of our board of directors. We have also entered into an agreement with the Bank of New York to serve as our custodian. The principal business address of our custodian is 525 William Penn Place, 8th Floor, Pittsburgh, Pennsylvania 15259. The agreement with Bank of New York may be terminated by either party without penalty upon 60 days’ written notice to the other party.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to use brokers infrequently in the normal course of our business. Subject to policies established by our board of directors, our Adviser will be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not anticipate executing transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities.

LEGAL MATTERS

Certain legal matters regarding our shares of common stock offered by this prospectus have been passed upon for us by Eversheds Sutherland (US) LLP, Washington, D.C. Certain matters with respect to Maryland law have been passed upon for us by Venable LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP, an independent registered public accounting firm located at 100 Park Avenue, New York, NY 10017, audited our financial statements and senior securities table under the heading "Senior Securities" as of June 30, 2019, which have been included in this prospectus in reliance on the report of such firm given upon their authority as experts in auditing and accounting. As discussed elsewhere in this prospectus, PWAY is the accounting survivor of the Merger; as a result, its historical financial statement are included in this prospectus and in the reports we file with the SEC.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Under the MGCL, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, as part of our books and records and will be available for inspection by any stockholder at our office. We intend to update the stockholder list at least quarterly to reflect changes in the information contained therein including substituted investors. In the case of assignments, where the assignee does not become a substituted investor, we will recognize the assignment not later than the last day of the calendar month following a receipt of notice assignment and required documentation. In addition to the foregoing, Rule 14a-7 under the Exchange Act, provides that, upon the request of a stockholder and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. If a proper request for the stockholder list is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or any other information for any commercial purpose of not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. Copies of such reports and amendments to those reports, if any, filed or furnished pursuant to the Exchange Act are available free of charge through our website at www.flexbdc.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Information on our website should not be considered part of this prospectus. A request for any of these reports may also be submitted to us by sending a written request addressed to Investor Relations, Prospect Flexible Income Fund, Inc., 10 East 40th Street, 42nd Floor, New York, NY 10016, or by calling our investor relations line at (212) 448-0702. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

PRIVACY NOTICE

We are committed to protecting your privacy and to safeguarding your nonpublic information. This privacy notice explains our privacy policies.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. Included in the information we collect from you is your name, address, e-mail, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

●	Authorized Persons of our Adviser. It is our policy that only authorized persons of our Adviser who need to know your personal information will have access to it.

●	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

OTHER

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. As a BDC, we are prohibited from protecting any officer or director against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of each person’s office.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements in this prospectus are not historical facts, but rather are based on current expectations, estimates and projections about, us, our prospective portfolio investments, our industry and our assumptions. Forward-looking statements may include statements as to:

●	our future operating results;

●	our business prospects and the prospects of potential investments;

●	the impact of the investments that we expect to make;

●	the ability of our investments to achieve their objectives;

●	our expected financings and investments;

●	the adequacy of our cash resources and working capital; and

●	the timing of cash flows, if any, from the operations of the companies in which we invest.

In addition, words such as “anticipate,” “believe,” “expect,” “intend,” “seeks,” “would” and “should” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements in this prospectus are not guarantees of future performance and involve risks, uncertainties and other factors, many of which will be beyond our control and difficult to predict. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy, including changes in interest rates;

●	risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters and global health pandemics, including the Wuhan Virus pandemic;

●	future changes in laws or regulations and conditions in our operating areas; and

●	our dependence on key investment personnel affiliated with our Adviser.

Additionally, our actual results and financial condition may differ materially as a result of the continued impact of the Wuhan Virus pandemic, including without limitation: the length and duration of the Wuhan Virus outbreak in the United States as well as worldwide and the magnitude of the economic impact of that outbreak; the effect of the Wuhan Virus pandemic on our business prospects and the prospects of our portfolio companies, including our and their ability to achieve our respective objectives; and the effect of the disruptions caused by the Wuhan Virus pandemic on our ability to continue to effectively manage our business (including on our ability to source and close new investment opportunities) and on the availability of equity and debt capital and our use of borrowed money to finance a portion of our investments.

Although we believe that the assumptions on which the forward-looking statements in this prospectus are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the statements based on those assumptions could be inaccurate. Accordingly, the inclusion of forward-looking statements in this prospectus should not be regarded as a representation that our plans and objectives will be achieved and you should not place undue reliance on those statements.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and, except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to review any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

PROSPECT Flexible Income Fund, Inc.

INDEX TO FINANCIAL STATEMENTS

Financial Statements for the nine months ended March 31, 2020

INTERIM FINANCIAL STATEMENTS

Financial Statements for the fiscal year ended June 30, 2019

TP FLEXIBLE INCOME FUND, INC.

 CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

Item 1. Financial Statements

Assets	March 31, 2020	June 30, 2019
	(Unaudited)	(Audited)
Investments at fair value:
Affiliate investments (amortized cost of $472,357 and $472,357, respectively)	$732,027	$570,816
Non-control/non-affiliate investments (amortized cost of $39,823,266 and $24,426,013, respectively)	35,722,115	23,448,747
Total investments (amortized cost of $40,295,623 and $24,898,370, respectively)	36,454,142	24,019,563
Cash	3,469,188	6,730,743
Deferred financing costs (Note 11)	536,819	457,651
Deferred offering costs	402,937	292,429
Prepaid expenses and other assets	310,756	427,944
Interest receivable	103,323	46,887
Receivable for investments sold	—	952,631
Due from Adviser (Note 4)	—	128,852
Due from Affiliate (Note 4)	—	2,137
Total Assets	41,277,165	33,058,837

Liabilities
Revolving Credit Facility (Note 11)	21,000,000	5,500,000
Due to Administrator (Note 4)	328,124	341,235
Accrued audit fees	270,470	369,762
Due to Affiliates (Note 4)	221,722	54,205
Dividends payable	144,513	126,128
Interest payable	64,548	28,063
Accrued legal fees	48,607	486,537
Accrued expenses	15,580	157,873
Payable for investments purchased	—	1,961,399
Payable for shares repurchased	—	495,506
Due to Adviser (Note 4)	—	127,414
Total Liabilities	22,093,564	9,648,122
Commitments and Contingencies (Note 10)	—	—
Net Assets	$19,183,601	$23,410,715

Components of Net Assets
Common Stock, par value $0.001 per share (75,000,000 shares authorized; 2,382,697 and 2,370,011 shares issued and outstanding, respectively) (Note 3)	$2,383	$2,370
Paid-in capital in excess of par (Note 3)	27,916,807	30,105,995
Total distributable earnings (loss) (Note 6)	(8,735,589)	(6,697,650)
Net Assets	$19,183,601	$23,410,715
Net Asset Value Per Share (Note 12)	$8.05	$9.88

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2020(1)	2019(1)	2020(1)	2019(1)
Investment Income
Interest income from non-control/non-affiliate investments	$623,699	$110,389	$1,756,859	$426,201
Interest income from structured credit securities	276,672	140,997	746,004	424,155
Total Investment Income	900,371	251,386	2,502,863	850,356

Operating Expenses
Base management fees (Note 4)	185,935	43,813	525,549	152,226
Interest expense and credit facility expenses (Note 11)	178,723	5,277	454,726	24,871
Amortization of offering costs	151,512	—	423,406	64,500
Administrator costs (Note 4)	114,765	36,797	452,081	122,671
Audit and tax expense	75,014	83,778	211,897	172,397
Valuation services (Note 4)	48,288	41,826	96,705	123,596
Transfer agent’s fees and expenses	43,028	59,325	112,785	48,391
Insurance expense	37,968	9,285	114,892	65,457
Legal expense	20,760	148,537	132,380	729,381
General and administrative	10,492	5,326	82,862	17,562
Adviser shared service expense (Note 4)	—	5,477	—	19,028
Report and notice to shareholders	—	—	—	5,333
Total Operating Expenses	866,485	439,441	2,607,283	1,545,413
Waiver of offering costs (Note 4)(2)	—	(1,492,252)	—	(1,492,252)
Expense limitation payment (Note 4)	(185,935)	—	(525,549)	(181,029)
Total Net Operating Expenses	680,550	(1,052,811)	2,081,734	(127,868)
Net Investment Income	219,821	1,304,197	421,129	978,224

Net Realized and Net Change in Unrealized Gains (Losses) from Investments
Net realized losses:
Non-control/non-affiliate investments	—	—	(695,468)	(45,453)
Net realized losses	—	—	(695,468)	(45,453)
Net change in unrealized gains (losses) on:
Non-control/non-affiliate investments	(2,603,514)	175,862	(3,123,885)	(769,197)
Affiliate investments	37,438	—	161,211	—
Net change in unrealized gains (losses)	(2,566,076)	175,862	(2,962,674)	(769,197)
Net Realized and Net Change in Unrealized Gains (Losses) on Investments	(2,566,076)	175,862	(3,658,142)	(814,650)
Net (Decrease) Increase in Net Assets Resulting from Operations	$(2,346,255)	$1,480,059	$(3,237,013)	$163,574
Net (decrease) increase in net assets resulting from operations per share (Note 12)	$(1.00)	$1.90	$1.37	$0.20
Distributions declared per share	$0.19	$0.31	$0.53	$1.04

(1) See Notes 1 and 9.

(2) This balance relates to organization and offering costs that were no longer reimbursable to PWAY’s former investment adviser, Pathway Capital Opportunity Fund Management, LLC, as a result of the Merger.

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(unaudited)

	Common Stock
Three Months Ended March 31, 2020	Shares	Par	Paid-in Capital in Excess of Par(1)	Distributable Earnings (Loss)(1)	Net Assets
Balance as of December 31, 2019	2,325,749	$2,326	$27,489,723	$(6,120,839)	$21,371,210
Net decrease in net assets resulting from operations
Net investment income	—	—	—	219,821	219,821
Net realized (losses) on investments	—	—	—	—	—
Net change in unrealized gains (losses) on investments	—	—	—	(2,566,076)	(2,566,076)
Distributions to Shareholders (Note 5)
Return of capital distributions -FLEX Class A common shares	—	—	(182,055)	—	(182,055)
Distributions from earnings-FLEX Class A common shares				(268,495)	(268,495)
Capital Transactions
Shares issued	55,529	56	631,864	—	631,920
Commissions and fees on shares issued	—	—	(37,915)	—	(37,915)
Shares issued through reinvestment of dividends	21,162	21	226,416	—	226,437
Repurchase of common shares	(19,743)	(20)	(211,226)	—	(211,246)
Tax Reclassification of Net Assets (Note 6)					—
Total Increase (Decrease) for the three months ended March 31, 2020	56,948	57	427,084	(2,614,750)	(2,187,609)
Balance as of March 31, 2020	2,382,697	$2,383	$27,916,807	$(8,735,589)	$19,183,601

(1) See Note 6 - Income Taxes.

	Common Stock
Three Months Ended March 31, 2019	Shares	Par	Paid-in Capital in Excess of Par	Distributable Earnings (Loss)(2)	Net Assets
Balance as of December 31, 2018	617,189	$6,172	$8,137,765	$(1,829,322)	$6,314,615
Net increase in net assets resulting from operations
Net investment income	—	—	—	1,304,197	1,304,197
Net realized (losses) on investments	—	—	—	—	—
Net change in unrealized gains (losses) on investments	—	—	—	175,862	175,862
Distributions to Shareholders (Note 5)
Distributions from earnings -PWAY Class A (Previously Class R)	—	—	—	(43,919)	(43,919)
Distributions from earnings -PWAY Class I (Previously Class RIA and I)	—	—	—	(2,494)	(2,494)
Return of capital distributions -PWAY Class A (Previously Class R)	—	—	(46,742)	—	(46,742)
Return of capital distributions -PWAY Class I (Previously Class RIA and I)	—	—	(2,654)	—	(2,654)
Capital Transactions
Shares issued through reinvestment of dividends	3,822	38	43,924	—	43,962
Repurchase of common shares	(17,748)	(177)	(191,495)	—	(191,672)
Offering costs (Note 4)	—	—	482,981	—	482,981
Tax Reclassification of Net Assets	—	—	899,819	(899,819)	—
Recapitalization and merger (Notes 1, 3 and 9)	1,800,086	(3,630)	21,805,679	(4,749,503)	17,052,546
Total Increase (Decrease) for the three months ended March 31, 2019	1,786,160	(3,769)	22,991,512	(4,215,676)	$18,772,067
Balance as of March 31, 2019	2,403,349	$2,403	$31,129,277	$(6,044,998)	$25,086,682

(2) See Note 2 - Significant Accounting Policies.

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(unaudited)

	Common Stock
Nine Months Ended March 31, 2020	Shares	Par	Paid-in Capital in Excess of Par(1)	Distributable Earnings (Loss)(1)	Net Assets
Balance as of June 30, 2019	2,370,011	$2,370	$29,986,710	$(6,578,365)	$23,410,715
Net decrease in net assets resulting from operations
Net investment income	—	—	—	421,129	421,129
Net realized (losses) on investments	—	—	—	(695,468)	(695,468)
Net change in unrealized gains (losses) on investments	—	—	—	(2,962,674)	(2,962,674)
Distributions to Shareholders (Note 5)
Return of capital distributions -FLEX Class A common shares	—	—	(992,189)	—	(992,189)
Distributions from earnings-FLEX Class A common shares	—	—	—	(268,495)	(268,495)
Capital Transactions
Shares issued	57,726	58	656,862	—	656,920
Commissions and fees on shares issued	—	—	(39,772)	—	(39,772)
Shares issued through reinvestment of dividends	60,907	61	651,668	—	651,729
Repurchase of common shares	(105,947)	(106)	(998,188)	—	(998,294)
Tax Reclassification of Net Assets (Note 6)	—	—	(1,348,284)	1,348,284	—
Total Increase (Decrease) for the nine months ended March 31, 2020	12,686	$13	$(2,069,903)	$(2,157,224)	$(4,227,114)
Balance as of March 31, 2020	2,382,697	$2,383	$27,916,807	$(8,735,589)	$19,183,601

(1) See Note 6 - Income Taxes.

	Common Stock
Nine Months Ended March 31, 2019	Shares	Par	Paid-in Capital in Excess of Par	Distributable Earnings (Loss)(1)	Net Assets
Balance as of June 30, 2018	657,370	$6,574	$8,853,330	$(506,740)	$8,353,164
Net increase in net assets resulting from operations
Net investment income	—	—	—	978,224	978,224
Net realized (losses) on investments	—	—	—	(45,453)	(45,453)
Net change in unrealized gains (losses) on investments	—	—	—	(769,197)	(769,197)
Distributions to Shareholders (Note 5)
Distributions from earnings -PWAY Class A (Previously Class R)	—	—	—	(43,919)	(43,919)
Distributions from earnings -PWAY Class I (Previously Class RIA and I)	—	—	—	(2,494)	(2,494)
Return of capital distributions -PWAY Class A (Previously Class R)	—	—	(263,668)	—	(263,668)
Return of capital distributions -PWAY Class I (Previously Class RIA and I)	—	—	(14,558)	—	(14,558)
Capital Transactions
Shares issued through reinvestment of dividends	14,537	145	170,127	—	170,272
Repurchase of common shares	(68,644)	(686)	(810,530)	—	(811,216)
Offering costs (Note 4)	—	—	482,981	—	482,981
Tax Reclassification of Net Assets	—	—	899,819	(899,819)	—
Recapitalization and merger (Notes 1, 3 and 9)	1,800,086	(3,630)	21,805,679	(4,749,503)	17,052,546
Total Increase (Decrease) for the nine months ended March 31, 2019	1,745,979	$(4,171)	$22,269,850	$(5,532,161)	$16,733,518
Balance as of March 31, 2019	2,403,349	$2,403	$31,123,180	$(6,038,901)	$25,086,682

(1) See Note 2 - Significant Accounting Policies.

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net (decrease) increase in net assets resulting from operations	$(3,237,013)	$163,574
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Amortization of offering costs	423,406	64,500
Purchases of investments	(22,003,340)	(35,015)
Repayments and sales of portfolio investments	5,984,671	2,068,610
Net change in unrealized gains (losses) on investments	2,962,674	769,197
Net realized loss on investments	695,468	45,453
Accretion of purchase discount on investments, net	(73,973)	—
Amortization of fixed income premium or discounts	—	(90,111)
Waiver of offering costs	—	(1,975,233)
Amortization of deferred financing costs	45,832	—
Paid-in-kind interest	(87)	—
Changes in other assets and liabilities:
(Increase) Decrease in operating assets
Receivable for investments sold	952,631	—
Interest receivable	(56,436)	51,723
Due from Adviser (Note 4)	128,852	118,109
Deferred offering costs (Note 4)	(533,913)	—
Prepaid expenses	117,188	23,346
Due from Affiliate (Note 4)	2,137	960
Increase (Decrease) in operating liabilities
Due to Adviser (Note 4)	(127,414)	49,289
Accrued expenses	(142,293)	162,732
Accrued legal fees	(437,930)	—
Accrued audit fees	(99,292)	—
Due to Administrator (Note 4)	(13,111)	(9,036)
Payable for investments purchased	(1,961,399)	—
Due to Affiliates (Note 4)	167,517	849
Interest payable	36,485	(5,108)
Net cash (used in) provided by operating activities	(17,169,340)	1,403,839
Cash flows from investing activities:
Cash acquired in connection with merger (Note 9)	—	5,055,456
Net cash provided by (used in) investing activities	—	5,055,456
Cash flows from financing activities:
Gross proceeds from shares issued (Note 3)	656,920	—
Commissions and fees on shares issued	(39,772)	—
Distributions paid to stockholders	(590,563)	(196,935)
Repurchase of common shares	(1,493,800)	(811,216)
Financing costs paid and deferred	(125,000)	—
Borrowings under Revolving Credit Facility (Note 11)	15,500,000	—
Repayments under Revolving Credit Facility (Note 11)	—	(1,350,000)
Offering costs	—	482,981
Net cash provided by (used in) financing activities	13,907,785	(1,875,170)
Net (decrease) increase in cash	(3,261,555)	4,584,125
Cash at beginning of period	6,730,743	587,722
Cash at end of period	$3,469,188	$5,171,847
Supplemental disclosures:
Cash paid for interest	$372,409	$29,979
Non-cash financing activities:
Value of shares issued through reinvestment of dividends	$651,729	$170,272
Net assets (exclusive of cash) of $11,997,090 acquired as a result of recapitalization and merger (Note 9)	$—	$11,997,090

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.
CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF MARCH 31, 2020 (unaudited)

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% voting control):
Senior Secured Loans-First Lien(j)(l)
Amerilife Holdings, LLC (g)	Banking, Finance,Insurance & Real Estate	2/6/2020	1ML+4.00% (4.61%)	1.00	3/18/2027	$664,773	$663,125	$665,000	3.47%
California Pizza Kitchen, Inc. (g)	Hotel, Gaming & Leisure	8/19/2016	6ML+6.00% (7.91%)	1.00	8/23/2022	$337,750	$335,192	$168,875	0.88%
CareerBuilder (g)	Services: Consumer	7/27/2017	3ML+6.75% (8.55%)	1.00	7/31/2023	219,272	210,729	200,634	1.05%
Correct Care Solutions Group Holdings, LLC (g)(k)	Healthcare & Pharmaceuticals	4/2/2019	1ML+5.50% (7.10%)	—	10/1/2025	2,081,062	2,038,695	1,996,779	10.41%
Digital Room Holdings, Inc(g)(k)	Media: Broadcasting & Subscription	5/14/2019	1ML+5.00% (6.60%)	—	5/21/2026	1,985,000	1,956,219	1,873,046	9.76%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+6.00% (7.94%)	1.00	1/20/2021	118,438	117,828	82,314	0.43%
Global Tel*Link Corporation (g)(k)	Telecommunications	4/5/2019	1ML+4.25% (5.85%)	—	11/28/2025	1,983,681	1,925,418	1,792,851	9.35%
GoWireless Holdings, Inc. (g)	Retail	12/21/2017	1ML+6.50% (8.10%)	1.00	12/22/2024	443,750	439,759	360,176	1.88%
Help/Systems Holdings, Inc. (g)	High Tech Industries	11/14/2019	1ML+4.75% (6.35%)	1.00	11/19/2026	1,500,000	1,485,741	1,455,150	7.59%
InfoGroup Inc. (g)	Media: Advertising, Printing & Publishing	3/28/2017	3ML+5.00% (6.45%)	1.00	4/3/2023	485,000	481,139	344,350	1.80%
Janus International Group, LLC (g)(k)	Construction & Building	7/9/2019	1ML+4.50% (6.10%)	—	2/12/2025	1,734,981	1,734,981	1,717,631	8.95%
Keystone Acquisition Corp. (g)(k)	Healthcare & Pharmaceuticals	4/10/2019	3ML+5.25% (7.19%)	1.00	5/1/2024	2,082,080	2,055,164	2,062,000	10.75%

LSF9 Atlantis Holdings, LLC (g)	Retail	4/21/2017	1ML+6.00% (7.65%)	1.00	5/1/2023	465,625	461,841	384,432	2.00%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+3.75% (5.35%)	1.00	9/30/2024	241,057	238,997	227,799	1.19%
The Octave Music Group, Inc.(g)	Consumer goods: Durable	2/26/2020	3ML+5.25% (6.86%)	1.00	5/29/2025	750,000	742,598	728,325	3.80%
PGX Holdings, Inc. (g)	Services: Consumer	4/2/2019	1ML+5.25% (6.86%)	1.00	9/29/2020	733,077	728,867	511,000	2.66%
Quidditch Acquisition, Inc. (g)	Beverage, Food & Tobacco	3/16/2018	1ML+7.00% (8.60%)	1.00	3/21/2025	490,061	481,568	416,551	2.17%
Research Now Group, Inc. (g)	Services: Business	4/2/2019	3ML+5.5 0% (7.26%)	1.00	12/20/2024	1,986,044	1,986,044	1,944,138	10.13%
Rocket Software, Inc. (g)(k)	High Tech Industries	4/2/2019	1ML+4.2 5% (5.85%)	—	11/28/2025	2,081,109	2,063,494	1,909,000	9.95%
Securus Technologies Holdings, Inc.(g)(k)	Telecommunications	7/31/2019	1ML+4.5 0% (6.10%)	1.00	11/1/2024	1,984,772	1,822,420	1,621,161	8.45%
Shutterfly, Inc.(g)(k)	Media: Diversified and Production	11/14/2019	3ML+6.00% (7.94%)	1.00	9/25/2026	1,741,935	1,567,463	1,621,394	8.45%
Sorenson Communications, LLC (g)	Services: Consumer	4/26/2019	3ML+6.50% (8.44%)	1.00	4/29/2024	451,786	451,786	438,548	2.29%
Staples, Inc.(g)(k)	Wholesale	11/18/2019	1ML+5.00% (6.66%)	1.00	4/16/2026	1,994,975	1,968,691	1,801,263	9.39%
Transplace Holdings, Inc. (g)	Transportation: Cargo	4/10/2019	1ML+3.75% (5.35%)	1.00	10/5/2024	1,489,873	1,471,616	1,470,000	7.66%
Upstream Newco, Inc.(g)	Services: Consumer	11/20/2019	1ML+4.50% (6.10%)	1.00	11/20/2026	1,750,000	1,741,685	1,625,050	8.47%
Vero Parent Inc. (Sahara) (g)	High Tech Industries	8/11/2017	3ML+6.25% (7.86%)	1.00	8/16/2024	341,303	338,398	276,455	1.44%
Wirepath LLC (g)	Services: Business	7/31/2017	3ML+4.00% (5.94%)	1.00	8/5/2024	487,584	485,512	426,636	2.22%
Total Senior Secured Loans-First Lien							$29,994,970	$28,120,558	146.59%

Senior Secured Loans-Second Lien(j)(l)
Encino Acquisition Partners Holdings, LLC (g)	Energy: Oil & Gas	9/25/2018	1ML+6.75% (8.35%)	1.00	10/29/2025	$500,000	$495,648	$257,500	1.34%
FullBeauty Brands Holding(f)	Retail	2/7/2019	7.00%	—	1/31/2025	11,214	9,743	1,682	0.01%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+10.25% (12.19%)	1.00	1/21/2022	125,000	123,258	65,625	0.34%
Inmar, Inc. (g)	Media: Advertising, Printing&Publishing	4/25/2017	3ML+8.00% (9.94%)	1.00	5/1/2025	500,000	493,543	369,688	1.93%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+8.50% (10.10%)	1.00	9/29/2025	437,500	435,017	415,625	2.16%
Neustar, Inc. (g)	High Tech Industries	3/2/2017	1ML+8.00% (9.60%)	1.00	8/8/2025	749,792	740,048	431,130	2.25%
Total Senior Secured Loans-Second Lien							$2,297,257	$1,541,250	8.03%

TP FLEXIBLE INCOME FUND, INC.
CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF MARCH 31, 2020 (unaudited)

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
Senior Unsecured Bonds (a)(j)(l)
Ace Cash Express, Inc.(k)	Financial	12/15/2017	12.00%	N/A	12/15/2022	$1,000,000	$951,526	$821,700	4.28%
Total Senior Unsecured Bonds							$951,526	$821,700	4.28%

Structured subordinated notes (a)(e)(j)(l)
Apidos CLO XXIV	Structured Finance	5/17/2019	21.62%	N/A	10/20/2030	$250,000	$157,269	$142,402	0.74%
Apidos CLO XXVI	Structured Finance	7/25/2019	21.55%	N/A	7/18/2029	250,000	175,279	168,316	0.88%
California Street CLO IX, Ltd.	Structured Finance	12/13/2019	24.37%	N/A	7/16/2032	500,000	180,859	222,344	1.16%
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	4/12/2017	19.11%	N/A	7/15/2030	250,000	176,033	154,581	0.81%
Carlyle Global Market Strategies CLO 2017-5, Ltd.	Structured Finance	1/30/2018	12.68%	N/A	1/22/2030	500,000	482,110	380,601	1.98%
Galaxy XIX CLO, Ltd.	Structured Finance	12/8/2016	14.35%	N/A	7/24/2030	250,000	171,130	106,586	0.56%
GoldenTree Loan Opportunities IX, Ltd.	Structured Finance	7/27/2017	13.77%	N/A	10/29/2029	250,000	191,730	130,686	0.68%
Madison Park Funding XIII, Ltd.	Structured Finance	11/12/2015	23.32%	N/A	4/22/2030	250,000	176,809	167,893	0.87%
Madison Park Funding XIV, Ltd.	Structured Finance	11/19/2015	14.61%	N/A	10/22/2030	250,000	180,441	144,787	0.75%
Octagon Investment Partners XIV, Ltd.	Structured Finance	12/6/2017	16.94%	N/A	7/16/2029	850,000	541,562	419,156	2.18%
Octagon Investment Partners XV, Ltd.	Structured Finance	5/23/2019	18.65%	N/A	7/19/2030	500,000	284,615	254,227	1.33%
Octagon Investment Partners XXI,Ltd.(k)	Structured Finance	1/13/2016	13.29%	N/A	2/14/2031	387,538	227,317	159,751	0.83%
Octagon Investment Partners 30, Ltd.	Structured Finance	11/21/2017	13.77%	N/A	3/17/2030	475,000	443,399	345,425	1.80%
Octagon Investment Partners 31, Ltd.	Structured Finance	12/20/2019	31.77%	N/A	7/20/2030	250,000	148,426	141,899	0.74%
Octagon Investment Partners 36, Ltd.	Structured Finance	12/20/2019	24.25%	N/A	4/15/2031	500,000	404,335	372,084	1.94%
Octagon Investment Partners 39, Ltd.	Structured Finance	1/9/2020	24.25%	N/A	10/21/2030	250,000	189,310	175,895	0.92%
OZLM XII, Ltd.	Structured Finance	1/20/2017	3.94%	N/A	4/30/2027	275,000	200,029	122,086	0.64%
Sound Point CLO II, Ltd.	Structured Finance	5/16/2019	15.45%	N/A	1/26/2031	1,500,000	878,793	686,541	3.58%
Sound Point CLO VII-R, Ltd.	Structured Finance	8/2/2019	22.26%	N/A	10/23/2031	150,000	61,187	52,787	0.27%
Sound Point CLO XVIII, Ltd.	Structured Finance	5/16/2019	14.63%	N/A	1/21/2031	250,000	238,654	207,021	1.08%
THL Credit Wind River 2013-1 CLO,	Structured Finance	11/3/2017	12.98%	N/A	7/22/2030	325,000	235,682	151,415	0.79%
Venture XXXIV CLO, Ltd.	Structured Finance	7/30/2019	18.16%	N/A	10/15/2031	250,000	213,542	198,609	1.04%
Voya IM CLO 2013-1, Ltd.(k)	Structured Finance	6/14/2016	9.03%	N/A	10/15/2030	278,312	193,860	139,274	0.73%
Voya CLO 2016-1, Ltd.	Structured Finance	2/25/2016	15.59%	N/A	1/21/2031	250,000	218,388	194,241	1.01%
Total Structured subordinated notes(e)							$6,370,759	$5,238,607	27.31%

Equity/Other(a)(j)(l)
FullBeauty Brands Holding, Common Stock(i)	Retail	2/7/2019	N/A	N/A	N/A	72	208,754	—	—%
Total Equity/Other							$208,754	$—	—%

Total Non-Control/Non-Affiliate Investments							$39,823,266	$35,722,115	186.21%

Affiliate Investments (5.00% to 24.99% voting control):
Equity/Other(a)(j)(l)
ACON IWP Investors I, L.L.C. (h)(i)	Healthcare & Pharmaceuticals	4/30/2015	N/A	N/A	N/A	$472,357	$472,357	$732,027	3.82%
Total Equity/Other							$472,357	$732,027	3.82%

Total Affiliate Investments							$472,357	$732,027	3.82%

Total Portfolio Investments							$40,295,623	$36,454,142	190.03%

(a)	Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. Of the Company’s total investments as of March 31, 2020, 16% are non-qualifying assets as a percentage of total assets.

TP FLEXIBLE INCOME FUND, INC.
CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF MARCH 31, 2020 (unaudited)

(b)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR or the prime lending rate (“Prime”) and the current contractual interest rate in effect at March 31, 2020. Certain investments are subject to a LIBOR or Prime interest rate floor. The one-month (“1ML”), two-month (“2ML”), three- month (“3ML”), and six-month (“6ML”) LIBOR rates are based on the applicable LIBOR rate for each investment on its reset date.
(c)	Fair value is determined by the Company’s board of directors (see Note 2).
(d)	See Note 6 for a discussion of the tax cost of the portfolio.
(e)	The structured subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”), which is referred to as “Subordinated Structured Notes”, or “SSN”. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(f)	This investment has contractual payment-in-kind (“PIK”) interest. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date.
(g)	The senior secured loan is held as collateral at the SPV, TP Flexible Funding, LLC as of March 31, 2020.
(h)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. Affiliated funds that are managed by an affiliate of Triton Pacific Adviser, LLC also hold investments in this security. The aggregate fair value of non-controlled, affiliated investments at March 31, 2020 represented 3.82% of the Company’s net assets. Fair value as of March 31, 2020 along with transactions during the period ended March 31, 2020 in affiliated investments were as follows:

Non-controlled, Affiliated Investments	Number of Shares	Fair Value at June 30, 2019	Gross Additions (Cost)*	Gross Reductions (Cost)**	Unrealized Change in FMV	Net Realized Gain (Loss)	Fair Value at March 31, 2020	Interest & Dividends Credited to Income
ACON IWP Investors I, L.L.C.	472,357	$570,816	$—	$—	$161,211	—	$732,027	$—
Total		$570,816	$—	$—	$161,211	$—	$732,027	$—

*Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(i)	Represents non-income producing security that has not paid a dividend in the year preceding the reporting date.
(j)	Investments are valued using significant unobservable inputs and are categorized as Level 3 investments in accordance with ASC 820. See Notes 2 and 8 within the accompanying notes to the consolidated financial statements.

(k)	Acquisition date represents the date of FLEX's initial investment. Follow-on acquisitions have occurred on the following dates to arrive at FLEX's current investment (excluding effects of capitalized PIK interest, premium/original issue discount amortization/accretion, and partial repayments):

Portfolio Company	Investment	Follow-On Acquisition Dates	Follow-On Acquisitions (Excluding initial investment cost)
Ace Cash Express, Inc.	Senior Unsecured Bonds	7/15/2019	$493,625
Correct Care Solutions Group Holdings, LLC	Senior Secured Loans-First Lien	4/10/2019, 7/25/2019	1,327,000
Digital Room Holdings, Inc	Senior Secured Loans-First Lien	7/16/2019	490,000
Global Tel*Link Corporation	Senior Secured Loans-First Lien	7/9/2019, 7/16/2019	1,436,250
Janus International Group, LLC	Senior Secured Loans-First Lien	8/7/2019	1,498,125
Keystone Acquisition Corp.	Senior Secured Loans-First Lien	4/23/2019, 8/2/2019	1,576,000
Octagon Investment Partners XXI, Ltd.	Structured subordinated notes	2/14/19	35,015
Rocket Software, Inc.	Senior Secured Loans-First Lien	6/28/2019, 7/30/2019	1,327,272
Securus Technologies Holdings, Inc.	Senior Secured Loans-First Lien	8/2/2019	908,750
Shutterfly, Inc.	Senior Secured Loans-First Lien	11/18/2019, 11/20/2019	1,361,250
Staples, Inc.	Senior Secured Loans-First Lien	2/3/2020	980,031
Voya IM CLO 2013-1, Ltd.	Structured subordinated notes	10/17/2017, 7/1/2019	20,584

(l)	None of the investments qualify as restricted securities.

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.

 CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
Non-Control/Non-Affiliate Investments (less than 5.00% voting control):
Senior Secured Loans-First Lien(k)
LSF9 Atlantis Holdings, LLC (g)	Retail	4/21/2017	1ML+6.00% (8.42%)	1.00	5/1/2023	$475,000	$470,292	$446,597	1.91%
California Pizza Kitchen, Inc. (g)	Hotel, Gaming & Leisure	8/19/2016	6ML+6.00% (8.53%)	1.00	8/23/2022	340,375	337,013	333,568	1.42%
CareerBuilder (g)	Services: Consumer	7/27/2017	3ML+6.75% (9.08%)	1.00	7/31/2023	356,625	346,152	355,734	1.52%
Correct Care Solutions Group Holdings, LLC (g)	Healthcare & Pharmaceuticals	4/2/2019	1ML+5.50% (7.94%)	—	10/1/2025	1,246,867	1,203,024	1,206,500	5.15%
Deluxe Entertainment Services Group, Inc.	Services: Business	10/24/2016	3ML+5.50% (8.08%)	1.00	2/28/2020	326,662	317,103	292,362	1.25%
Digital Room Holdings, Inc	Media: Broadcasting & Subscription	5/14/2019	1ML+5.00% (7.40%)	—	5/21/2026	1,500,000	1,477,879	1,477,350	6.31%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+6.00% (8.33%)	1.00	1/20/2021	119,375	118,197	101,469	0.43%
Global Tel*Link Corporation (g)	Telecommunications	4/5/2019	1ML+4.25% (6.65%)	—	11/29/2025	498,747	497,513	479,004	2.05%
GoWireless Holdings, Inc. (g)	Retail	12/21/2017	1ML+6.50% (8.94%)	1.00	12/22/2024	462,500	457,874	450,746	1.93%
Help/Systems Holdings, Inc. (g)	High Tech Industries	4/2/2019	3ML+3.75% (6.08%)	—	3/28/2025	997,481	983,926	991,247	4.23%
InfoGroup Inc.	Media: Advertising, Printing & Publishing	3/28/2017	3ML+5.00% (7.33%)	1.00	4/3/2023	488,750	483,922	477,142	2.04%
J.D Power and Associates (g)	Automotive	4/2/2019	1ML+3.75% (6.19%)	1.00	9/7/2023	498,719	493,911	496,226	2.12%
Keystone Acquisition Corp. (g)	Healthcare & Pharmaceuticals	4/10/2019	3ML+5.25% (7.58%)	1.00	5/1/2024	748,096	737,058	731,264	3.12%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+3.75% (6.15%)	1.00	9/30/2024	242,892	240,488	242,930	1.04%
PGX Holdings, Inc. (g)	Services: Consumer	4/2/2019	1ML+5.25% (7.66%)	1.00	9/29/2020	744,359	733,789	744,359	3.18%
Prospect Medical Holdings, Inc. (g)	Healthcare & Pharmaceuticals	2/16/2018	1ML+5.50% (7.94%)	1.00	2/22/2024	493,750	483,992	467,416	2.00%
Quidditch Acquisition, Inc. (g)	Beverage, Food & Tobacco	3/16/2018	1ML+7.00% (9.40%)	1.00	3/21/2025	493,750	483,971	498,688	2.13%
SCS Holdings I Inc. (g)	Services: Business	5/22/2019	3ML+4.25% (6.57%)	—	7/1/2026	1,250,000	1,246,875	1,250,256	5.34%
Research Now Group, Inc. (g)	Services: Business	4/2/2019	3ML+5.50% (8.08%)	1.00	12/20/2024	748,101	748,101	748,101	3.20%
Rocket Software, Inc. (g)	High Tech Industries	4/2/2019	1ML+4.25% (6.69%)	—	11/28/2025	1,246,875	1,240,028	1,221,938	5.22%

SESAC Holdco II LLC (g)	Media: Diversified & Production	4/16/2019	1ML+3.25%	1.00	2/23/2024	498,724	489,513	489,685	2.09%
Sorenson Communications, LLC	Consumer	4/26/2019	3ML+6.50% (8.83%)	1.00	4/29/2024	500,000	500,000	496,134	2.12%
Transplace Holdings, Inc. (g)	Transportation: Cargo	4/10/2019	1ML+3.75% (6.15%)	1.00	10/5/2024	498,737	496,276	497,181	2.12%
Travel Leaders Group, LLC (g)	Hotel, Gaming & Leisure	1/19/2017	1ML+4.00% (6.38%)	1.00	1/25/2024	495,000	495,029	496,648	2.12%
Vero Parent Inc. (Sahara) (g)	High Tech Industries	8/11/2017	1ML+4.50% (6.90%)	1.00	8/16/2024	343,901	340,497	343,256	1.47%
Wirepath LLC (g)	Services: Business	7/31/2017	1ML+4.00% (6.44%)	1.00	8/5/2024	491,297	488,866	490,069	2.09%
Total Senior Secured Loans-First Lien							$15,911,289	$15,825,870	67.6%

Senior Secured Loans-Second Lien(k)
Encino Acquisition Partners Holdings, LLC (g)	Energy: Oil & Gas	9/25/2018	1ML+6.75% (9.19%)	1.00	10/29/2025	$500,000	$495,061	$461,250	1.97%
FullBeauty Brands Holding(l)	Retail	2/7/2019	7.00	—	1/31/2025	11,127	9,457	7,677	0.03%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+10.25% (12.58%)	1.00	1/21/2022	125,000	122,533	96,875	0.41%
Inmar (g)	Media: Advertising, Printing & Publishing	4/25/2017	3ML+8.00% (10.60%)	1.00	5/1/2025	500,000	492,587	470,000	2.01%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+8.50% (10.90%)	1.00	9/29/2025	437,500	434,677	444,154	1.90%
Neustar, Inc. (g)	High Tech Industries	3/2/2017	1ML+8.00% (10.44%)	1.00	8/8/2025	749,792	738,678	717,146	3.06%

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
NPC International, Inc. (g)	Hotel, Gaming & Leisure	3/30/2017	1ML+7.50% (9.94%)	1.00	4/18/2025	500,000	497,584	308,125	1.32%
Total Senior Secured Loans-Second Lien							$2,790,577	$2,505,227	10.7%

Senior Unsecured Bonds (a)(j)(k)(m)
Ace Cash Express, Inc.	Financial	12/15/2017	12.00%	N/A	12/15/2022	$450,000	$444,957	$402,163	1.72%
Total Senior Unsecured Bonds							$444,957	$402,163	1.72%

Structured subordinated notes (a)(e)(f)(k)(m)

Apidos CLO XXIV	Structured Finance	5/17/2019	23.23%	N/A	10/20/2030	$250,000	$156,400	$162,383	0.69%
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	4/12/2017	21.64%	N/A	7/15/2030	250,000	170,233	179,108	0.77%
Carlyle Global Market Strategies	Structured Finance	1/30/2018	17.03%	N/A	1/22/2030	500,000	493,001	466,165	1.99%
Galaxy XIX CLO, Ltd.	Structured Finance	12/8/2016	14.11%	N/A	7/24/2030	250,000	170,747	128,700	0.55%
GoldenTree Loan Opportunities IX,	Structured Finance	7/27/2017	15.39%	N/A	10/29/2029	250,000	188,924	154,057	0.66%
Madison Park Funding XIII, Ltd.	Structured Finance	11/12/2015	22.24%	N/A	4/22/2030	250,000	178,423	182,950	0.78%
Madison Park Funding XIV, Ltd.	Structured Finance	11/19/2015	16.25%	N/A	10/22/2030	250,000	188,558	180,119	0.77%

Octagon Investment Partners XIV, Ltd.	Structured Finance	12/6/2017	18.01%	N/A	7/16/2029	850,000	556,194	479,186	2.05%
Octagon Investment Partners XV,	Structured Finance	5/23/2019	22.82%	N/A	7/19/2030	500,000	270,348	297,326	1.27%
Octagon Investment Partners XXI, Ltd.	Structured Finance	1/13/2016	16.05%	N/A	2/14/2031	387,538	223,038	206,601	0.88%
Octagon Investment Partners 30,	Structured Finance	11/21/2017	16.18%	N/A	3/17/2030	475,000	456,377	405,248	1.73%
OZLM XII, Ltd.	Structured Finance	1/20/2017	10.59%	N/A	4/30/2027	275,000	219,453	171,524	0.73%
Sound Point CLO II, Ltd.	Structured Finance	5/16/2019	20.73%	N/A	1/26/2031	1,500,000	902,022	881,608	3.77%
Sound Point CLO XVIII, Ltd.	Structured Finance	5/16/2019	19.05%	N/A	1/21/2031	250,000	245,476	246,338	1.05%
Voya IM CLO 2013-1, Ltd.	Structured Finance	6/14/2016	14.81%	N/A	10/15/2030	278,312	188,161	159,683	0.68%
Voya CLO 2016-1, Ltd.	Structured Finance	2/25/2016	20.38%	N/A	1/21/2031	250,000	217,902	221,741	0.95%
THL Credit Wind River 2013-1	Structured Finance	11/3/2017	12.4%	N/A	7/30/2030	325,000	245,179	192,750	0.82%
Total Structured subordinated notes(e)(f)							$5,070,436	$4,715,487	20.14%

Equity/Other(a)(k)

FullBeauty Brands Holding, Common Stock(i)	Retail	2/7/2019	N/A	N/A	N/A	72	208,754	—	—%

Total Equity/Other							$208,754	$—	—%

Total Non-Control/Non-Affiliate Investments							$24,426,013	$23,448,747	100.16%

Total Affiliate Investments (5.00% to 24.99% voting control):

Equity/Other(a)(k)

ACON IWP Investors I, L.L.C. (h)(i)	Healthcare & Pharmaceuticals	4/30/2015	N/A	N/A	N/A	$472,357	$472,357	$570,816	2.44%

Total Equity/Other							$472,357	$570,816	2.44%

Total Affiliate Investments							$472,357	$570,816	2.44%

Total Portfolio Investments							$24,898,370	$24,019,563	102.6%

(a)	Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Of the Company’s total investments as of June 30, 2019, 17% are non-qualifying assets as a percentage of assets.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

(b)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) which reset monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR or Prime and the current contractual interest rate in effect at June 30, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. As of June 30, 2019, the one-month (“1ML”), two-month (“2ML”), three-month (“3ML”), and six-month (“6ML”) LIBOR rates were 2.40%, 2.33%, 2.32%, and 2.20%, respectively.
(c)	Fair value is determined by the Company’s board of directors (see Note 2).
(d)	See Note 6 for a discussion of the tax cost of the portfolio.
(e)	The structured subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(f)	All structured subordinated notes are co-investments with other entities managed by an affiliate of the Adviser (see Note 4).
(g)	The senior structured loan is held as collateral at the SPV, TP Flexible Funding, LLC as of June 30, 2019.
(h)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. Affiliated funds that are managed by an affiliate of Triton Pacific Adviser, LLC also hold investments in this security. The aggregate fair value of non-controlled, affiliated investments at June 30, 2019 represented 2.44% of the Company’s net assets. Fair value as of June 30, 2019 along with transactions during the period ended June 30, 2019 in affiliated investments were as follows:

Non-controlled, Affiliated Investments	Number of Shares	Fair Value at March 31, 2019	Gross Additions (Cost)*	Gross Reductions (Cost)**	Unrealized Change in FMV	Net Realized Gain (Loss)	Fair Value at June 30, 2019	Interest & Dividends Credited to Income
ACON IWP Investors I, L.L.C.	472,357	$507,988	$—	$—	$62,828	—	$570,816	$—
Total		$507,988	$—	$—	$62,828	$—	$570,816	$—

*Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(i)	Represents non-income producing security that has not paid a dividend in the year preceding the reporting date.
(j)	All investments in this category are categorized as Level 2 investments in accordance with ASC 820. See Note 2 within the accompanying notes to the consolidated financial statements.
(k)	All investments in this category are valued using significant unobservable inputs and are categorized as Level 3 investments in accordance with ASC 820. See Notes 2 and 7 within the accompanying notes to the consolidated financial statements.
(l)	This investment has contractual payment-in-kind (“PIK”) interest. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date.

See notes to consolidated financial statements.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1 - NATURE OF OPERATIONS

TP Flexible Income Fund, Inc. (f/k/a Triton Pacific Investment Corporation, Inc.) (the “Company”, “our”, “us”, “we”), incorporated in Maryland on April 29, 2011, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and that up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations ("CLOs"), which we also refer to as subordinated structured notes ("SSNs"). Pursuant to our Articles of Incorporation, as amended, restated and supplemented, the Company is authorized to issue 75,000,000 shares of common stock with a par value of $0.001 per share. Additionally, the Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $0.001 per share. The Company is currently offering for sale a maximum of $300,000,000 of shares of common stock on a “best efforts” basis pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, which was declared effective on September 26, 2019 (the “Offering”). On June 25, 2014, the Company met its minimum offering requirement of $2,500,000 and released all shares held in escrow.

On March 31, 2019, Pathway Capital Opportunity Fund, Inc. (“PWAY”) merged with and into us (the “Merger”). As the combined surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc. (“TPIC”)). In connection with the Merger, Prospect Flexible Income Management, LLC (the "Adviser"), an affiliate of PWAY, became our investment adviser, and Prospect Administration LLC, an affiliate of the Adviser, became our administrator. Although PWAY merged into us in connection with the Merger, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this report, and the Company adopted PWAY’s fiscal year end of June 30. We refer to the surviving merged accounting entity as "FLEX" within these notes that accompany our consolidated financial statements.

The Adviser was formed in Delaware as a private investment management firm and is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended, or the Advisers Act. The Adviser oversees the management of our activities and is responsible for making the investment decisions with respect to our investment portfolio, subject to the oversight of our Board of Directors.

On May 16, 2019, we formed a wholly-owned subsidiary TP Flexible Funding, LLC (the “SPV”), a Delaware limited liability company and a bankruptcy remote special purpose entity, which holds certain of our portfolio loan investments that are used as collateral for the revolving credit facility at the SPV. This subsidiary has been consolidated since operations commenced.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) pursuant to the requirements for reporting on Form 10-Q, ASC 946, Financial Services - Investment Companies (“ASC 946”), and Articles 6, 10 and 12 of Regulation S-X. Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us. Our consolidated financial statements include the accounts of FLEX and the SPV. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications. Certain reclassifications have been made in the presentation of prior consolidated financial statements and accompanying notes to conform to the presentation as of and for the nine months ended March 31, 2020.

Management Estimates and Assumptions. The preparation of the consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income, expenses, and gains and losses during the reported period. Changes in the economic environment, financial markets, creditworthiness of the issuers of our investment portfolio and any other parameters used in determining these estimates could cause actual results to differ, and these differences could be material.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Cash. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation. The Company maintains cash balances that may exceed federally insured limits.

Valuation of Portfolio Investments. The Company determines the fair value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. The fair values of the Company’s investments are determined in good faith by the Company’s board of directors. The Company’s board of directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process.

In connection with that determination, the Adviser provides the Company’s board of directors with portfolio company valuations which are based on relevant inputs which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

We follow guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. We value over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service. As a result of the volatility and disruption to the global economy from the Wuhan Virus pandemic, certain market quotations were not deemed to represent fair value.

When market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	Each portfolio company or investment is reviewed by investment professionals of the Adviser with the independent valuation firms engaged by our board of directors.
2.	The independent valuation firms prepare independent valuations based on their own independent assessments and issue their reports.
3.	The audit committee of our board of directors (the “Audit Committee”) reviews and discusses with the independent valuation firms the valuation reports, and then makes a recommendation to our board of directors of the value for each investment.
4.	Our board of directors discusses valuations and determines the fair value of such investments in our portfolio in good faith based on the input of the Adviser, the respective independent valuation firms and the Audit Committee.

Our non-CLO investments are valued utilizing broker quotes, yield technique, enterprise value (“EV”) technique, net asset value technique, liquidation technique, discounted cash flow technique, or a combination of techniques, as appropriate. The yield technique uses loan spreads for loans and other relevant information implied by market data involving identical or comparable assets or liabilities. Under the EV technique, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e., “waterfall” allocation). To determine the EV, we typically use a market (multiples) valuation approach that considers relevant and applicable market trading data of guideline public companies, transaction metrics from precedent merger and acquisitions transactions, and/or a discounted cash flow technique. The net asset value technique, an income approach, is used to derive a value of an underlying investment by dividing a relevant earnings stream by an appropriate capitalization rate. The liquidation technique is intended to approximate the net recovery value of an investment based on, among other things, assumptions regarding liquidation proceeds based on a hypothetical liquidation of a portfolio company’s assets. The discounted cash

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate discount rate. The fair value measurement is based on the net present value indicated by current market expectations about those future amounts.

Our investments in bonds and loans are classified as Level 3 fair value measured securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Our investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows. We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third-party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

Valuation of Other Financial Assets and Financial Liabilities. ASC 825, Financial Instruments, specifically ASC 825-10-25, permits an entity to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). We have not elected the Fair Value Option to report selected financial assets and financial liabilities.

Investment Risks

Our investments are subject to a variety of risks. Those risks include the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that we would incur if the counterparties failed to perform pursuant to the terms of their agreements with us.

Liquidity Risk

Liquidity risk represents the possibility that we may not be able to rapidly adjust the size of our investment positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest- bearing financial instrument.

Prepayment Risk

Many of our debt investments allow for prepayment of principal without penalty. Downward changes in interest rates may cause prepayments to occur at a faster than expected rate, thereby effectively shortening the maturity of the security and making us less likely to fully earn all of the expected income of that security and reinvesting in a lower yielding instrument.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Structured Credit Related Risk

CLO investments may be riskier and less transparent to us than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

Investment Classification. We are a non-diversified company within the meaning of the 1940 Act. As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of more than 25% of the voting securities of an investee company. Under the 1940 Act, “Affiliate Investments” are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). As of March 31, 2020 and June 30, 2019, our qualifying assets as a percentage of total assets, stood at 83.54% and 82.79%, respectively.

Investment Transactions. Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Amounts for investments traded but not yet settled are reported in Payable for investments purchased and Receivable for investments sold on the Consolidated Statements of Assets and Liabilities.

Revenue Recognition. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or bond, any unamortized discount or premium is recorded as interest income. The Company records dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and the Company accretes such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Upfront structuring fees are recorded as fee income when earned. The Company records prepayment premiums on loans and securities as fee income when it receives such amounts.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows in accordance with ASC 325-40, Beneficial Interest in the Securitized Financial Assets. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically. In accordance with ASC 325-40, Beneficial Interest in Securitized Financial Assets, investments in CLOs are periodically assessed for other-than-temporary impairment (“OTTI”). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down to its fair value as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Due to and from Adviser. Amounts due from the Adviser are for amounts waived under the ELA (as such term is defined in Note 4)  and amounts due to the Adviser are for base management fees, incentive fees, operating expenses paid on our behalf and offering and organization expenses paid on our behalf. The due to and due from Adviser balances are presented net on the Consolidated Statements of Assets and Liabilities as of March 31, 2020 and are presented gross on the Consolidated Statements of Assets and Liabilities as of June 30, 2019. All balances due to and from the Adviser are settled quarterly.

Paid-In-Kind Interest. The Company has certain investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. For the three months ended March 31, 2020 and 2019, PIK interest included in interest income totaled $29 and $0, respectively. For the nine months ended March 31, 2020 and 2019, PIK interest included in interest income totaled $87 and $0, respectively. The Company stops accruing PIK interest when it is determined that PIK interest is no longer collectible. To maintain RIC tax treatment, and to avoid corporate tax, substantially all of this income must be paid out to the stockholders in the form of distributions, even though the Company has not yet collected the cash.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Offering Costs and Expenses. The Company will incur certain costs and expenses in connection with registering to sell shares of its common stock. These costs and expenses principally relate to certain costs and expenses for advertising and sales, printing and marketing costs, professional and filing fees. Offering costs incurred by the Company are capitalized to deferred offering costs on the Consolidated Statements of Assets and Liabilities and amortized to expense over the 12 month period following such capitalization on a straight line basis. Prior to the Merger, there were offering and organizational costs due to the PWAY's investment adviser (as such term is defined in Note 4).

Dividends and Distributions. Dividends and distributions to common stockholders are recorded on the record date. The amount, if any, to be paid as a monthly dividend or distribution is approved by our Board of Directors quarterly and generally depends on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board deems relevant from time to time. Net realized capital gains, if any, are distributed at least annually.

Financing Costs. We record origination expenses related to our Revolving Credit Facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation of our Revolving Credit Facility. (See Note 11 for further discussion).

Per Share Information. Net increase or decrease in net assets resulting from operations per share is calculated using the weighted average number of common shares outstanding for the period presented. In accordance with ASC 946, convertible securities are not considered in the calculation of net asset value per share. As of March 31, 2020, there were no issued convertible securities.

Net Realized and Net Change in Unrealized Gains or Losses. Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Federal and State Income Taxes. The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to comply with the requirements of the Code applicable to RICs. As a RIC, the Company is required to distribute at least 90% of its investment company taxable income and intends to distribute (or retain through a deemed distribution) all of its investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If the Company does not distribute (or is not deemed to have distributed) at least 98% of its annual ordinary income and 98.2% of its net capital gains in the calendar year earned, it will generally be required to pay an excise tax equal to 4% of the amount by which 98% of its annual ordinary income and 98.2% of its capital gains exceeds the distributions from such taxable income for the year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, it accrues excise taxes, if any, on estimated excess taxable income. As of March 31, 2020, the Company does not expect to have any excise tax due for the 2020 calendar year. Thus, the Company has not accrued any excise tax for this period.

If the Company fails to satisfy the annual distribution requirement or otherwise fails to qualify as a RIC in any taxable year, it would be subject to tax on all of its taxable income at regular corporate income tax rates. The Company would not be able to deduct distributions to stockholders, nor would it be required to make distributions. Distributions would generally be taxable to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of its current and accumulated earnings and profits, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to its shareholders its accumulated earnings and profits attributable to non-RIC years. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, it would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. As of March 31, 2020, the Company did not record any unrecognized tax benefits or liabilities. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although the Company files both federal and state income tax returns, its major tax jurisdiction is federal. The Company’s federal tax returns for the tax years ended December 31, 2017 and thereafter remain subject to examination by the Internal Revenue Service.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic No. 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 is effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting this ASU on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted upon issuance of this ASU. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The standard is effective as of March 12, 2020 through December 31, 2022. Management is currently evaluating the impact of the optional guidance on the Company's consolidated financial statements and disclosures. The Company did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the quarter ended March 31, 2020.

SEC Disclosure Update and Simplification

In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance. We have presented the financial statements for the three months and nine months ended March 31, 2020 and March 31, 2019 in accordance with these amendments, and have retrospectively applied the amendments to the presentation of prior financial statement periods.

Tax Cuts and Jobs Act

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the “Tax Act”), which significantly changed the Code, including a reduction in the corporate income tax rate, a new limitation on the deductibility of interest expense, and significant changes to the taxation of income earned from foreign sources and foreign subsidiaries. The Tax Act also authorizes the IRS to issue regulations with respect to the new provisions. We cannot predict how the changes in the Tax Act, or regulations or other guidance issued under it, might affect us, our business or the business of our portfolio companies. However, our portfolio companies may or may not make certain elections under the Tax Act that could materially increase their taxable earnings and profits. Any such increase in the taxable earnings and profits of a portfolio company may result in the characterization of certain distributions sourced from sale proceeds as dividend income, which may increase our distributable taxable income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 3 - SHARE TRANSACTIONS

Below is a summary of transactions with respect to shares of common stock of FLEX during the three months and nine months ended March 31, 2020:

	Three Months Ended March 31,2020		Nine Months Ended March 31,2020
	FLEX Class A Common Shares		FLEX Class A Common Shares
	Shares	Amount	Shares	Amount
Shares issued	55,529	$631,920	57,726	$656,920
Shares issued from reinvestment of distributions	21,162	226,437	60,907	651,729
Repurchase of common shares	(19,743)	(211,246)	(105,947)	(998,294)
Net increase (decrease) from capital transactions	56,948	647,111	12,686	$310,355

Below is a summary of transactions with respect to shares of common stock of PWAY during the three months and nine months ended March 31, 2019:

	FLEX- Class A Shares		PWAY- Class A Shares		PWAY-Class I Shares		Total
Three Months Ended March 31, 2019	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares issued	—	$—	—	$—	—	$—	—	$—
Shares issued from reinvestment of distributions	—	—	3,779	43,455 3,779	43	507	3,822	43,962
Repurchase of common shares	—	—	(17,748)	(191,672)	—	—	(17,748)	(191,672)
Recapitalization and merger (Refer to Note 9)(1)	775,193	8,123,135	(570,431)	(7,679,839)	(32,834)	(443,296)	171,928	—
Net increase (decrease) from capital transactions	775,193	8,123,135	(584,400)	$(7,828,056)	(32,791)	$(442,789)	158,002	(147,710)

(1) As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist (Refer to Note 9).

	FLEX- Class A Shares		PWAY- Class A Shares		PWAY-Class I Shares		Total
Nine Months Ended March 31, 2019	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares issued	—	$—	—	$—	—	$—	—	$—
Shares issued from reinvestment of distributions	—	—	14,376	168,381	161	1,890	14,537	170,271
Repurchase of common shares	—	—	(68,301)	(806,866)	(343)	(4,350)	(68,644)	(811,216)
Recapitalization and merger (Refer to Note 9)(1)	775,193	8,123,135	(570,431)	(7,679,839)	(32,834)	(443,296)	171,928	—
Net increase (decrease) from capital transactions	775,193	8,123,135	(624,356)	$(8,318,324)	(33,016)	$(445,756)	117,821	(640,945)

(1) As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist (Refer to Note 9).

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Status of Continuous Public Offering

The proceeds from the issuance of common stock as presented on the accompanying statements of changes in net assets and statements of cash flows are presented net of selling commissions and dealer manager fees as noted in the tables above for the three months and nine months ended March 31, 2020 and 2019.

The net increase (decrease) from capital transactions during the three months and nine months ended March 31, 2020 and 2019 also includes reinvested stockholder distributions as noted in the tables above.

Merger Shares

Upon consummation of the Merger, each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock. This resulted in 775,193 shares of TPIC common stock being issued to former PWAY investors and all outstanding PWAY shares were retired. For financial reporting purposes, the conversion of PWAY shares to TPIC shares was accounted for as a recapitalization of PWAY (see Note 9).

Share Repurchase Program

The Company intends to continue to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares of common stock and under what terms:

●	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);
●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);
●	the Company’s investment plans and working capital requirements;
●	the relative economies of scale with respect to the Company’s size;
●	the Company’s history in repurchasing shares of common stock or portions thereof; and
●	the condition of the securities markets.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the issuance of shares of common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above.

Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. We further anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that stockholders submit for repurchase. If we do not repurchase the full amount of the shares that stockholders have requested to be repurchased, or we determine not to make repurchases of our shares, stockholders may not be able to dispose of their shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

Special Repurchase Offer

At the 2019 Annual Meeting of TPIC's Stockholders (the "2019 Annual Meeting"), TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the Small Business Credit Availability Act (the "SBCAA") we were required to conduct four quarterly tender offers (the "Special Repurchase Offer" or "Special Repurchase Offers") that, taken together, allowed all of the former stockholders of TPIC (the "Eligible Stockholders") as of March 15, 2019, the date of the 2019 Annual Meeting, to have those shares that such Eligible Stockholders held as of that date to be repurchased by us. PWAY stockholders who became our stockholders in connection with the Merger were not eligible to participate in these Special Repurchase Offers. In addition, shares of our common

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

stock acquired after the date of the 2019 Annual Meeting were not eligible for repurchase in these Special Repurchase Offers. These Special Repurchase Offers were separate and apart from our share repurchase program discussed above.

The Special Repurchase Offer consisted of four quarterly tender offers, the first of which occurred in the second calendar quarter of 2019, the second of which occurred in the third calendar quarter of 2019, the third of which occurred in the fourth calendar quarter of 2019 and the last of which occurred in the first calendar quarter of 2020. Each of the four tender offers that were part of the Special Repurchase Offer allowed the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting. The repurchase price for any shares tendered during the Special Repurchase Offer was equal to the net asset value per share of our common stock as of the date of each such repurchase.

In connection with each tender offer that was part of the Special Repurchase Offer, we provided notice to all Eligible Stockholders describing the terms of the Special Repurchase Offer and other information such Eligible Stockholders should consider in deciding whether to tender their shares to us in the Special Repurchase Offer. These documents are made available on our website at www.flexbdc.com. Each Eligible Stockholder had not less than 20 business days from the date of that notice to elect to tender their shares back to us.

The payment for the eligible shares that were tendered in each Special Repurchase Offer was paid promptly at the end of the applicable Special Repurchase Offer in accordance with the 1940 Act. At the discretion of our board of directors, we used cash on hand, cash available from borrowings, cash available from the issuance of new shares of our common stock and cash from the sale of our investments to fund the aggregate purchase price payable as a result of any Special Repurchase Offer.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Below is a summary of transactions with respect to shares of common stock during each tender offer:

Quarterly Offer Date	Repurchase Effective Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares
Three months ended March 31, 2020
March 31, 2020(1)	February 21, 2020	19,743	12%	$10.70	211,246
Total for Three months ended March 31, 2020		19,743			$211,246

Nine months ended March 31, 2020
September 30, 2019(1)	October 8, 2019	34,489	100%	$9.46	$326,262
December 31, 2019(1)	December 27, 2019	51,715	100%	$8.91	460,786
March 31, 2020(1)	February 21, 2020	19,743	12%	$10.70	211,246
Total for Nine months ended March 31, 2020		105,947			$998,294

Three months ended March 31, 2019
December 31, 2018(2)	February 15, 2019	17,747	100%	Class A:$10.80	$191,672
Total for Three months ended March 31, 2019		17,747			$191,672

Nine months ended March 31, 2019
				Class A:$12.67
June 30, 2018(2)	August 7, 2018	31,716	100%	Class I: $12.70	$401,849
September 30, 2018(2)	November 13, 2018	19,180	100%	Class A:$11.35	217,695
December 31, 2018(2)	February 15, 2019	17,748	100%	Class A:$10.80	$191,672
Total for Nine months ended March 31, 2019		68,644			$811,216

(1)	Subsequent to the Merger on March 31, 2019, FLEX Class A common shares were tendered in a Special Repurchase Offer.

(2)	As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 4 - RELATED PARTY TRANSACTIONS AND ARRANGEMENTS

Administration Agreement

On September 2, 2014, PWAY entered into an administration agreement with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser. Pursuant to the agreement and plan of merger as amended and restated, between TPIC and PWAY, Prospect Administration LLC became the administrator for the Company pursuant to an administrative agreement, as amended and restated as of June 17, 2019 (the "Administration Agreement"). The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and her staff. For the three months ended March 31, 2020 and 2019, administrative costs incurred by the Company and PWAY to the Administrator were $114,765 and $36,797, respectively. For the nine months ended March 31, 2020 and 2019, administrative costs incurred by the Company and PWAY to the Administrator were $452,081 and $122,671, respectively. As of March 31, 2020 and June 30, 2019, $328,124 and $341,235, respectively, was payable to the Administrator by the Company.

Investment Advisory Agreement

The Company entered into an Investment Advisory Agreement, dated March 31, 2019, with our Adviser (the “Investment Advisory Agreement”). We pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components - a base management fee and an incentive fee. The cost of both the base management fee payable to the Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. Prior to the Merger, PWAY paid a base management fee to its investment adviser of 2% annually. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee was calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement fell, and was appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Subsequently, the base management fee is payable quarterly in arrears, and is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter is appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines. For the three months and nine months ended March 31, 2019, PWAY paid routine non-compensation overhead expenses of its investment adviser in an amount up to 0.0625% per quarter (0.25% annualized) of PWAY's average total assets which totaled $5,477 and $19,028, respectively, which is presented as adviser shared service expense on the Consolidated Statement of Operations. Adviser shared service expense is no longer in effect post Merger.

The total base management fee incurred by the Adviser was $185,935 and $525,549 during the three months and nine months ended March 31, 2020, respectively, which was waived by the Adviser. The total base management fee incurred to the favor of PWAY’s investment adviser was $43,813 and $152,226 during the three months and nine months ended March 31, 2019. After the waiver, there were $0 in base management fees due to the Adviser as of March 31, 2020 and June 30, 2019.

Incentive Fee- Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For purpose of this fee “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses reimbursed under the Investment Advisory Agreement and the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fees on income and capital gains). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter as discussed below. The subordinated incentive

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

fee on income for each calendar quarter is paid to our Adviser as follows: (1) no incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized); and (3) 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized). This reflects that once the fixed preferred return is reached and the catch-up is achieved, 20.0% of all pre- incentive fee net investment income thereafter is allocated to our Adviser. These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

Incentive Fee- Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to our Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since- inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. Operating expenses are not taken into account when determining capital gains incentive fees.

There were no incentive fees payable as of March 31, 2020 or June 30, 2019. During three months and nine months ended March 31, 2020 and 2019, there were no incentive fees incurred.

Co-Investments

On January 13, 2020, the parent company of the Adviser received an exemptive order from the SEC (the “Order”),which superseded a prior co-investment exemptive order granted on February 10, 2014, granting the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation (“PSEC”) and Priority Income Fund, Inc. (“PRIS”), where co-investing would otherwise be prohibited under the 1940 Act, subject to the conditions included therein.

Under the terms of the order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed or owned by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed or owned by the Adviser or its affiliates has previously invested.

Allocation of Expenses

The cost of valuation services for CLOs is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the three months ended March 31, 2020 and 2019, PRIS incurred $22,158 and $41,826, respectively, in expenses related to valuation services that are attributable to the Company. During the nine months ended March 31, 2020 and 2019, PRIS incurred $60,813 and $123,596, respectively, in expenses related to valuation services that are attributable to the Company. The

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Company reimburses PRIS for these expenses and includes them as part of valuation services on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $79,139 and $32,314, respectively, of expense is due to PRIS, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of filing software is initially borne by PSEC, which then allocates to the Company its proportional share of such expense. During the three months ended March 31, 2020 and 2019, PSEC incurred $739 and $5,326, respectively in expenses related to the filing services that are attributable to the Company. During the nine months ended March 31, 2020 and 2019, PSEC incurred

$9,065 and $10,793, respectively in expenses related to the filing services that are attributable to the Company. The Company reimburses PSEC for these expenses and includes them as part of general and administrative expenses on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $8,326 and $0 of expense was due to PSEC, respectively, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of portfolio management software is initially borne by the Company, which then allocates to PSEC its proportional share of such expense. During the three months ended March 31, 2020 and 2019, the Company incurred $0 and $1,342, respectively, in expenses related to the portfolio management software that is attributable to PSEC. During the nine months ended March 31, 2020 and 2019, the Company incurred $0 and $13,463, respectively, in expenses related to the portfolio management software that is attributable to PSEC. PSEC reimburses the Company for these expenses and included them as part of general and administrative expenses on the Statement of Operations. As of March 31, 2020 and June 30, 2019, $0 of expense is due from PSEC.

Officers and Directors

Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required (i.e., greater than $100 million) to receive a fee for the three months and nine months ended March 31, 2020. The officers do not receive any direct compensation from the Company.

Expense Limitation and Expense Reimbursement Agreements

Expense Reimbursement Agreement with TPIC and the Former Adviser

Prior to the Merger, Triton Pacific Adviser, LLC served as our investment adviser (the “Former Adviser”). On March 27, 2014, TPIC and the Former Adviser entered into an Expense Reimbursement Agreement. The Expense Reimbursement Agreement was amended and restated effective April 5, 2018. Under the Expense Reimbursement Agreement, as amended, the Former Adviser, in consultation with TPIC, could pay up to 100% of both of TPIC’s organizational and offering expenses and TPIC’s operating expenses, all as determined by TPIC and the Former Adviser. The Expense Reimbursement Agreement stated that until the net proceeds to TPIC from its offering were at least $25 million, the Former Adviser could pay up to 100% of both of TPIC’s organizational and offering expenses and TPIC’s operating expenses. After TPIC received at least $25 million in net proceeds from its offering, the Former Adviser could, with TPIC’s consent, continue to make expense support payments to TPIC in such amounts as was acceptable to TPIC and the Former Adviser. The Expense Reimbursement Agreement terminated on December 31, 2018. The Former Adviser had agreed to reimburse a total of $5,292,192 as of December 31, 2018. However, as part of the Merger, the Former Adviser agreed to waive any amounts owed to it under the Expense Reimbursement Agreement.

PWAY’s Expense Support and Expense Limitation Agreement

PWAY entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with Pathway Capital Opportunity Fund Management, LLC (the “PWAY Adviser”), whereby the PWAY Adviser agreed to reimburse PWAY for operating expenses in an amount equal to the difference between distributions to its stockholders for which a record date occurred in each quarter less the sum of PWAY's net investment income, the net realized capital gains/losses and dividends and other distributions paid to PWAY from its portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there were no dividends or other distributions to PWAY's stockholders for which a record date had occurred in any given quarter, then the Expense Payment for such quarter was equal to such amount necessary in order for available operating funds for the quarter to equal zero. PWAY had a conditional obligation to reimburse the PWAY Adviser for any amounts funded by the PWAY Adviser under the Expense Support Agreement. Following any calendar quarter in which Available Operating Funds in such calendar quarter exceeded the cumulative distributions to stockholders for which a record date occurred in such calendar quarter (“Excess Operating Funds”) on a date mutually agreed upon by the PWAY Adviser and PWAY (each such date, a “Reimbursement Date”), PWAY paid such Excess Operating Funds, or a portion thereof, to the extent that PWAY had cash available for such payment, to the PWAY Adviser until such time as all Expense Payments made by the PWAY Adviser to PWAY had been reimbursed; provided that (i) the operating expense

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

ratio as of such Reimbursement Date was equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which included all regular cash distributions paid and excluded special distributions or the effect of any stock dividends paid, as of such Reimbursement Date was equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date was not earlier than three years prior to the Reimbursement Date. The Expense Support Agreement including any amendments, terminated on October 31, 2017.

The PWAY Adviser and PWAY entered into an Expense Limitation Agreement on October 31, 2017 under which the PWAY Adviser agreed contractually to waive its fees and to pay or absorb the operating expenses of PWAY, including offering expenses, any shareholder servicing fees, and other expenses described in the Investment Advisory Agreement of PWAY, but not including any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, distribution fees, extraordinary expenses and acquired fund fees and expenses, to the extent that they exceeded the expense limitation per class on a per annum basis of PWAY’s average weekly net assets, through October 31, 2018 (the “Expense Limitation”). In consideration of the PWAY Adviser’s agreement to limit PWAY’s expenses, PWAY agreed to repay the PWAY Adviser in the amount of any fees waived and PWAY expenses paid or absorbed, subject to the limitations that: (1) the reimbursement was made only for fees and expenses incurred not more than three years following the end of the fiscal quarter in which they were incurred; and (2) the reimbursement was not made if it would cause the Expense Limitation, or any lower limit had been put in place, to be exceeded. PWAY received Expense Limitation payments from the PWAY adviser of $0 and $181,029 for the three months and nine months ended March 31, 2019. On October 31, 2018, the Expense Limitation Agreement expired.

On May 11, 2018, the PWAY Adviser agreed to permanently waive its right to any reimbursement (the “Waiver”) to which it was entitled pursuant to the Expense Support Agreement, and any amendments, or the Expense Limitation Agreement, between PWAY and the PWAY Adviser, in the event PWAY (i) consummates a transaction (a “Transaction”) in which PWAY (x) merges with and into another company, or (y) sells all or substantially all of its assets to one or more third parties, or (ii) liquidates its assets and dissolves in accordance with PWAY’s charter and bylaws (a “Dissolution” and together with a Transaction, an “Exit Event”). The Waiver was effective on August 10, 2018 which is when PWAY’s board of directors approved an Exit Event via a merger with TPIC. As such, PWAY is no longer obligated to reimburse the PWAY Adviser per the Waiver. This resulted in a reversal of offering costs of $1,975,233 of which $1,492,252 is presented as a reduction to expenses on the Consolidated Statement of Operations for the three and nine months ended March 31, 2019 and $482,981 is presented as an increase to paid-in capital on the Consolidated Statements of Changes in Net Assets for the three and nine months ended March 31, 2019.

Expense Limitation Agreement with the Adviser

Concurrently with the closing of the Merger, we entered into an Expense Limitation Agreement with our Adviser (the “ELA”). Pursuant to the ELA, our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”). For purposes of the ELA, the term “Operating Expenses” with respect to the Company, is defined to include all expenses necessary or appropriate for the operation of the Company, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the consolidated financial statements of the Company as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses. As part of the ELA, our Adviser waived its investment advisory fees of $185,935 and $525,549 for the three months and nine months ended March 31, 2020, respectively.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

An ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the Company’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the Company’s expenses for such quarter, permits the Company to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Company shares) (the “Distribution”) from the sum

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

of (x) the Company’s net investment income (loss) for such quarter plus (y) the Company’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense. In the event that the Company is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the Company does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the Company for accounting purposes and shall be paid when the Company has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

The following table provides information regarding liabilities incurred by the Adviser pursuant to the ELA:

Period Ended	ELA Reimbursement Payable to the Adviser	ELA Reimbursement Payment to the Adviser	Unreimbursed ELA Reimbursement	Operating Expense Ratio	Annualized Distribution Rate	Eligible to be Repaid Through
June 30, 2019	$128,852	$—	$128,852	5.54%	6.00%	June 30, 2022
September 30, 2019	$157,409	$—	$157,409	2.84%	6.00%	September 30, 2022
December 31, 2019	$182,205	$—	$182,205	3.68%	6.00%	December 31, 2022
March 31, 2020	$185,935	$—	$185,935	3.39%	7.00%	March 31, 2022
Total	$654,401		$654,401

Dealer Manager Agreement

The Company and its Adviser have entered into a dealer manager agreement with Triton Pacific Securities, LLC ("TPS") pursuant to which the Company will pay the dealer manager a fee of up to 6% of gross proceeds raised in the Company's offering, some of which will be re-allowed to other participating broker-dealers. In addition to the upfront selling commissions and dealer manager fees, the Adviser may pay TPS a fee (the "Additional Selling Commissions") equal to no more than 1.0% of the net asset value per share per year. TPS will reallow all or a portion of the Additional Selling Commissions to participating broker-dealers. TPS is an affiliated entity of the Former Adviser and is partially owned by one of our directors, Craig Faggen.

TPIC over reimbursed TPS for related offering costs and general and administrative expenses prior to the Merger. This resulted in a receivable in an amount of $2,137 which was netted against an offering cost payment. For the three and nine months ended March 31, 2020, TPS incurred offering expenses of $91,384 and $207,430, respectively. As of March 31, 2020 and June 30, 2019, the Company owes TPS $90,100 and $20,718, respectively, related to offering costs and general and administrative expenses which is included in Due to Affiliate on the Consolidated Statements of Assets and Liabilities.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 5 - DISTRIBUTIONS

As of March 31, 2020 and June 30, 2019, dividend payable is $144,513 and $126,128, respectively, which is presented as dividends payable on the Statement of Assets and Liabilities.

The following table reflects the cash distributions per share that the Company and PWAY declared and paid on its common stock during the nine months ended March 31, 2020 and 2019:

	Distributions
For the Nine Months Ended	FLEX Class A Common Shares, per share	FLEX Class A Common Shares, Amount Distributed
March 31, 2020
July 5, 12, 19 and 26, 2019	$0.0524	$124,512
August 2, 9, 16, 23 and 30, 2019	$0.0655	$156,184
September 6, 13, 20 and 27, 2019	$0.0524	$125,345
October 4, 11, 18 and 25, 2019	$0.0524	$124,308
November 1, 8, 15, 22 and 29, 2019	$0.0655	$155,217
December 6, 13, 20 and 27, 2019	$0.0524	$124,568
January 3, 10, 17, 24 and 31, 2020	$0.06986	$162,910
February 7, 14, 21 and 28, 2020	$0.06112	$143,127
March 6, 13, 20 and 27, 2020	$0.06112	$144,513
Total for the Nine Months Ended March 31, 2020		$1,260,684

	Distributions
For the Nine Months Ended	PWAY Class A Common Shares, per share(1)	PWAY Class A Common Shares, Amount Distributed
March 31, 2019
July 5, 12, 19 and 26, 2018	$0.06392	$40,009
August 2, 9, 16, 23 and 30, 2018	$0.06405	$38,180
September 6, 13, 20 and 27, 2018	$0.06076	$36,312
October 4, 11, 19 and 26, 2018	$0.05960	$35,707
November 1, 8, 15, 23 and 29, 2018	$0.05925	$34,900
December 6, 14, 21 and 28, 2018	$0.05460	$31,826
January 3, 10, 17, 24 and 31, 2019	$0.05035	$29,431
February 1, 8, 15 and 22, 2019	$0.05300	$30,573
March 1, 8, 15, 22 and 28, 2019	$0.05385	$30,658
Total for the Nine Months Ended March 31, 2019		$307,596

	Distributions
For the Nine Months Ended	PWAY Class I Common Shares, per share(1)	PWAY Class I Common Shares, Amount Distributed
March 31, 2019
July 5, 12, 19 and 26, 2018	$0.06404	$2,115
August 2, 9, 16, 23 and 30, 2018	$0.06415	$2,098
September 6, 13, 20 and 27, 2018	$0.06092	$1,994
October 4, 11, 19 and 26, 2018	$0.05976	$1,957
November 1, 8, 15, 23 and 29, 2018	$0.05940	$1,946
December 6, 14, 21 and 28, 2018	$0.05476	$1,794
January 3, 10, 17, 24 and 31, 2019	$0.05048	$1,655
February 1, 8, 15 and 22, 2019	$0.05314	$1,744
March 7, 14, 21 and 27, 2019	$0.05400	$1,772
Total for the Nine Months Ended March 31, 2019		$17,075

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(1)  As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

The following FLEX distributions were previously declared and have record dates subsequent to March 31, 2020:

Record Date	Payment date	FLEX Class A Common Shares, per share
April 3, 10, 17 and 24, 2020	May 1, 2020	$0.06112
May 1, 8, 15, 22 and 29, 2020	June 5, 2020	$0.07640

The Company has adopted an “opt in” distribution reinvestment plan for its stockholders. As a result, if the Company makes a cash distribution, its stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan.

The Company may fund its cash distributions to stockholders from any sources of funds legally available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense reimbursements from the Adviser. The Company has not established limits on the amount of funds it may use from available sources to make distributions.

During the three months and nine months ended March 31, 2020, the Company's officers and directors did not purchase any shares of our stock.

NOTE 6 - INCOME TAXES

On March 31, 2019, in connection with the Merger, PWAY’s outstanding shares were cancelled and retired in exchange for TPIC common stock. The Merger should qualify as a “tax-free reorganization” within the meaning of Section 368(a) of the Code, and the merger agreement constituted a “plan of reorganization” for such purposes. As such, this transaction was intended to qualify as a nontaxable merger under Section 368 of the Code. Due to this transaction, PWAY dissolved for income tax purposes as of March 31, 2019. As such, PWAY filed a final tax return for the nine-month period ended March 31, 2019. The Company will continue to file its income tax returns using a calendar year end. The Company will reflect all items of income, deduction, gain, and loss generated from the assets obtained from the merger transaction beginning on April 1, 2019. Former PWAY shareholders received a final Form 1099-DIV for the 2019 year reflecting the character of PWAY’s distributions made between January 1, 2019 and March 31, 2019. The Company’s shareholders received a Form 1099-DIV for the 2019 calendar year reflecting TPIC’s distributions made between January 1, 2019 and March 31, 2019 and FLEX’s distributions made between April 1, 2019 and December 31, 2019.

While our fiscal year end for financial reporting purposes is June 30 of each year, our tax year end is December 31 of each year. The information presented in this footnote is based on our tax year end for each period presented, unless otherwise specified. The tax return for the tax year ended December 31, 2019 has not been filed. Taxable income and all amounts related to taxable income for the tax year ended December 31, 2019 are estimates and will not be fully determined until the Company’s tax return is filed.

For income tax purposes, dividends paid and distributions made to shareholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of dividends paid to shareholders during the tax years ended December 31, 2019 was as follows:

	Unaudited TPIC January 1, 2019 - March 31, 2019	Unaudited FLEX April 1, 2019 - December 31, 2019	Unaudited Twelve Months Ended December 31, 2019
Ordinary income	$48,359	$—	$48,359
Return of capital	113,975	1,221,101	1,335,076
Total	$162,334	$1,221,101	$1,383,435

For the tax year ending December 31, 2019, the tax character of dividends paid to shareholders through March 31, 2020 is expected to be $48,359 ordinary income and $1,335,076 return of capital. However, due to the difference between our fiscal and tax year ends, the

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

final determination of the tax character of dividends between ordinary income, capital gains and return of capital will not be made until we file our tax return for the tax year ending December 31, 2019.

The tax character of dividends paid to the Company's shareholders during the three months ended March 31, 2020 is expected to be as follows:

Unaudited FLEX January 1, 2020 - March
31, 2020
Ordinary income	$268,495
Return of capital	182,055
Total	$450,550

The Company's cost basis of investments as of March 31, 2020 for tax purposes was $39,762,686, resulting in an estimated net unrealized loss of $3,308,544. The gross unrealized gains and losses as of March 31, 2020 were $458,674 and $3,767,218, respectively.

The Company's cost basis of investments as of June 30, 2019 for tax purposes was $24,547,246, resulting in an estimated net unrealized loss of $530,830. The gross unrealized gains and losses as of June 30, 2019 were $390,299 and $921,128, respectively.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following estimates the net decrease in net assets resulting from operations to taxable income, which will be included as part of our tax return for the tax year ended December 31, 2019.

	Unaudited TPIC January 1, 2019 - March 31, 2019	Unaudited FLEX April 1, 2019 - December 31, 2019	Unaudited Twelve Months Ended December 31, 2019
Net increase in net assets resulting from operations	$(775,946)	$(1,838,219)	$(2,614,165)
Net realized loss on investments	(1,672)	1,880,542	1,878,870
Net unrealized (gains) losses on investments	61,423	(522,667)	(461,244)
Other temporary book-to-tax differences	—	(151,746)	(151,746)
Permanent differences	659,270	372,911	1,032,181
Taxable income before deductions for distributions	$(56,925)	$(259,179)	$(316,104)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the tax year ended December 31, 2019, we decreased accumulated net investment loss by $1,348,284 and decreased additional paid in capital by $1,348,284.

PWAY Income Taxes - Pre-Merger

As of March 31, 2019, PWAY’s cost basis of investments for tax purposes was $8,993,783 resulting in an estimated net unrealized loss of $811,740. As of March 31, 2019, the gross unrealized gains and losses were $198,628 and $1,010,368, respectively. As a result of the tax-free reorganization on March 31, 2019, PWAY’s tax basis in its assets have been carried over to the Company.

For the short tax year ended March 31, 2019, PWAY had no cumulative taxable income in excess of cumulative distributions. For the short tax year ended March 31, 2019, PWAY estimated $100,642 in capital loss carryforwards available for future use. This amount will be available for utilization by the Company beginning with the tax year ended December 31, 2019.

TPIC/FLEX Income Taxes - Pre-Merger

Prior to the merger, the TPIC’s cost basis of investments for tax purposes was $12,106,882 resulting in an estimated net unrealized loss of $675,641. Prior to the merger, the gross unrealized gains and losses were $70,589 and $746,230 respectively.

For the tax year ended December 31, 2018, TPIC had no cumulative taxable income in excess of cumulative distributions.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the tax year ended December 31, 2018, TPIC had $1,360,148 capital loss carryforwards available for future use. Combined with PWAY’s capital loss carryforward of $100,642, the Company will have a combined capital loss carryforward of $1,460,790 available for future utilization.

The tax character of distributions declared and paid to PWAY's shareholders during the nine months ended March 31, 2019 was as follows:

Nine Months Ended March 31, 2019(1)
Ordinary income	$23,732
Return of capital	300,907
Total	$324,639

(1)PWAY dissolved for income tax purposes as of March 31, 2019. As such, PWAY filed a final tax return for the nine-month period ended March 31, 2019.

The character of distributions declared and paid to PWAY's shareholders during the years ended June 30, 2018 and 2017 was as follows:

	Year Ended June 30, 2018	Year Ended June 30, 2017
Capital gain	161,753	—
Return of capital	403,766	504,515
Total	$565,519	$504,515

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following reconciles the net decrease in net assets resulting from operations to taxable income for the tax years ended June 30, 2018, and 2017 as well as the nine months ended March 31, 2019.

	Nine Months Ended March 31, 2019	Year Ended June 30, 2018	Year Ended June 30, 2017
Net increase in net assets resulting from operations	$163,573	$(5,126)	$765,862
Net realized loss on investments	45,453	(181,007)	(17,839)
Net unrealized (gains) losses on investments	769,197	704,925	(357,968)
Other temporary book-to-tax differences	(83,713)	(230,457)	(133,592)
Permanent differences	(899,819)	(855,526)	(653,844)
Taxable income before deductions for distributions	$(5,309)	$(567,191)	$(397,381)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the year ended June 30, 2019, we increased accumulated net investment loss by $894,510 and increased additional paid in capital by $894,510.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 7 - INVESTMENT PORTFOLIO

The following tables summarize the composition of the Company’s investment portfolio at amortized cost and fair value as of March 31, 2020 and June 30, 2019:

	March 31, 2020
	Investments at Amortized Cost(1)	Investments at Fair Value	Fair Value Percentage of Total Portfolio

Senior Secured Loans-First Lien	$29,994,970	$28,120,558	77%
Senior Secured Loans-Second Lien	2,297,257	1,541,250	4%
Senior Unsecured Bonds	951,526	821,700	2%
Structured Subordinated Notes	6,370,759	5,238,607	15%
Equity/Other	681,111	732,027	2%
Total Portfolio Investments	$40,295,623	$36,454,142	100%

	June 30, 2019
	Investments at Amortized Cost(1)	Investments at Fair Value	Fair Value Percentage of Total Portfolio

Senior Secured Loans-First Lien	$15,911,289	$15,825,870	66%
Senior Secured Loans-Second Lien	2,790,577	2,505,227	10%
Senior Unsecured Bonds	444,957	402,163	2%
Structured Subordinated Notes	5,070,436	4,715,487	20%
Equity/Other	681,111	570,816	2%
Total Portfolio Investments	$24,898,370	$24,019,563	100%

(1) Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of March 31, 2020 and June 30, 2019:

	March 31, 2020
Industry	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$5,238,607	14%
Healthcare & Pharmaceuticals	4,790,806	13%
High Tech Industries	4,715,159	13%
Telecommunications	3,414,012	9%
Services: Consumer	2,775,232	8%
Services: Business	2,370,774	6%
Media: Broadcasting & Subscription	2,020,985	6%
Wholesale	1,801,263	5%
Construction & Building	1,717,631	5%
Media: Diversified and Production	1,621,394	4%
Transportation: Cargo	1,470,000	4%
Financial	821,700	2%
Retail	746,290	2%
Consumer goods: Durable	728,325	2%
Media: Advertising, Printing & Publishing	714,038	2%
Banking, Finance, Insurance & Real Estate	665,000	2%
Beverage, Food & Tobacco	416,551	1%
Energy: Oil & Gas	257,500	1%
Hotel, Gaming & Leisure	168,875	1%
Total	$36,454,142	100%

	June 30, 2019
Industry	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$4,715,487	20%
High Tech Industries	3,960,671	15%
Healthcare & Pharmaceuticals	2,975,996	12%
Services: Business	2,780,788	12%
Media: Broadcasting & Subscription	1,675,694	7%
Hotel, Gaming & Leisure	1,138,341	5%
Services: Consumer	1,100,093	5%
Media: Advertising, Printing & Publishing	947,142	4%
Retail	905,020	4%
Beverage, Food & Tobacco	498,688	2%
Transportation: Cargo	497,181	2%
Automotive	496,226	2%
Consumer	496,134	2%
Media: Diversified & Production	489,685	2%
Telecommunications	479,004	2%
Energy: Oil & Gas	461,250	2%
Financial	402,163	2%
Total	$24,019,563	100%

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents information about the Company’s assets measured at fair value as of March 31, 2020 and June 30, 2019, respectively:

		As of March 31, 2020
	Level 1	Level 2	Level 3	Total
Portfolio Investments
Senior Secured Loans-First Lien	$—	$—	$28,120,558	$28,120,558
Senior Secured Loans-Second Lien	—	—	1,541,250	1,541,250
Equity/Other	—	—	732,027	732,027
Senior Unsecured Bonds	—	—	821,700	821,700
Structured Subordinated Notes	—	—	5,238,607	5,238,607
Total Portfolio Investments	$—	$—	$36,454,142	$36,454,142

		As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Portfolio Investments
Senior Secured Loans-First Lien	$—	$—	$15,825,870	$15,825,870
Senior Secured Loans-Second Lien	—	—	2,505,227	2,505,227
Equity/Other	—	—	570,816	570,816
Senior Unsecured Bonds	—	402,163	—	402,163
Structured Subordinated Notes	—	—	4,715,487	4,715,487
Total Portfolio Investments	$—	$402,163	$23,617,400	$24,019,563

The Company’s investments generally consists of debt securities that are traded on a private over-the-counter market for institutional investors, structured subordinated notes and two equity investments. Generally, the Company valued its debt investments by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by independent third-party pricing services and screened for validity by such services. The determination of fair market value for the equity positions were determined by considering, among other factors, various income scenarios and multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues, market comparables, book value multiples, economic profits and portfolio multiples. Certain investments are valued utilizing a combination of yield analysis and discounted cash flow technique, as appropriate. The yield analysis uses loan spreads and other relevant information implied by market data involving identical or comparable assets or liabilities. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate yield, i.e. discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

The Company may periodically benchmark the bid and ask prices it receives from the third-party pricing services against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company’s board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The significant unobservable input used to value our investments based on the yield technique and discounted cash flow technique is the market yield (or applicable discount rate) used to discount the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest/dividend payments. Increases or decreases in the market yield (or applicable discount rate) would result in a decrease or increase, respectively, in the fair value measurement. Management and the independent pricing services consider the following factors when selecting market yields or discount rates: risk of default, rating of the investment and comparable company investments, and call provisions.

The significant unobservable inputs used in the market approach of fair value measurement of our investments are the market multiples of EBITDA of comparable companies. The Company selects a population of companies for each investment with similar operations and attributes of the portfolio company. Using these guideline companies’ data, a range of multiples of enterprise value to EBITDA is calculated. The Company selects percentages from the range of multiples for purposes of determining the portfolio company’s estimated enterprise value based on said multiple and generally the latest twelve months’ EBITDA of the portfolio

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

company. Significant increases or decreases in enterprise value may result in increases or decreases in the fair value estimate of the equity investment.

Changes in market yields, discount rates, or EBITDA multiples, each in isolation, may change the fair value measurement of certain of our investments. Generally, an increase in market yields, discount rates or capitalization rates, or a decrease in EBITDA (or other) multiples may result in a decrease in the fair value measurement of certain of our investments.

In determining the range of values for our investments in CLOs, the independent valuation firm uses a discounted multi-path cash flow model. The valuations were accomplished through the analysis of the CLOs deal structures to identify the risk exposures from the modeling point of view as well as to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations to generate probability-weighted (i.e., multi-path) cash flows for the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market and certain benchmark credit indices are considered, to determine the value of each CLOs investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the corresponding multi-path cash flow model.

The significant unobservable input used to value the CLOs is the discount rate applied to the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest payments. Included in the consideration and selection of the discount rate are the following factors: risk of default, comparable investments, and call provisions. An increase or decrease in the discount rate applied to projected cash flows, where all other inputs remain constant, would result in a decrease or increase, respectively, in the fair value measurement.

The Company is not responsible for and has no influence over the management of the portfolios underlying the CLO investments the Company holds as those portfolios are managed by non-affiliated third party CLO collateral managers. CLO investments may be riskier and less transparent to the Company than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLOs are and will be payable solely from the cash flows from such senior secured loans.

The Company’s subordinated (i.e., residual interest) investments in CLOs involve a number of significant risks. CLOs are typically very highly levered (10 - 14 times), and therefore the residual interest tranches that the Company invests in are subject to a higher degree of risk of total loss. In particular, investors in CLO residual interests indirectly bear risks of the underlying loan investments held by such CLOs. The Company generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLOs. While the CLOs the Company targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Company’s prices of indices and securities underlying CLOs will rise or fall. These prices (and, therefore, the values of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure of a CLO investment to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Company. In the event that a CLO fails certain tests, holders of debt senior to the Company may be entitled to additional payments that would, in turn, reduce the payments the Company would receive. Separately, the Company may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO or any other investment the Company may make. If any of these occur, it could materially and adversely affect the Company’s operating results and cash flows.

The interests the Company has acquired in CLOs are generally thinly traded or have only a limited trading market. CLOs are typically privately offered and sold, even in the secondary market. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs residual interests carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLOs investment or unexpected investment results. The Company’s net asset value may also decline over time if the Company’s principal recovery with respect to CLOs residual interests is less than the price that the Company paid for those investments. The Company’s CLOs and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on its value.

An increase in LIBOR would materially increase the CLOs financing costs. Since most of the collateral positions within the CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the LIBOR floor rate of such investments) resulting in materially smaller distribution payments to the residual interest investors.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

On July 27, 2017, the Financial Conduct Authority (“FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. On August 24, 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. On December 12, 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR (the “Federal Reserve Board Notice”). Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLOs investment manager to implement a market replacement rate (like those proposed by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLOs investment managers will undertake the suggested amendments when able.

At this time, it is not possible to predict the effect of the FCA Announcement, the Federal Reserve Board Notice, or other regulatory changes or announcements, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, the United States or elsewhere. As such, the potential effect of any such event on our net investment income cannot yet be determined. The CLOs notes in which the Company is invested generally contemplate a scenario where LIBOR is no longer available by requiring the CLOs administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations, which could adversely impact our net investment income. In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLOs would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on the Company’s net investment income and portfolio returns.

If the Company acquires more than 10% of the shares in a foreign corporation that is treated as a CFC (including residual interest tranche investments in a CLO treated as a CFC), for which the Company is treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), the Company is required to include such deemed distributions from a CFC in its income and the Company is required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

The Company owns shares in PFICs (including residual interest tranche investments in CLOs that are PFICs), and may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Company to recognize its share of the PFICs income for each year regardless of whether the Company receives any distributions from such PFICs. The Company must nonetheless distribute such income to maintain its tax treatment as a RIC.

If the Company is required to include amounts in income prior to receiving distributions representing such income, the Company may have to sell some of its investments at times and/or at prices management would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Company is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

A portion of the Company’s portfolio is concentrated in CLOs, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for the portfolio of CLO investments is the inability of the CLOs collateral managers to return up to the cost value due to defaults occurring in the underlying loans of the CLOs.

Investments in CLOs residual interests generally offer less liquidity than other investment grade or high-yield corporate debt, and may be subject to certain transfer restrictions. The Company’s ability to sell certain investments quickly in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent the Company from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default of certain minimum required coverage ratios, which could result in full loss of value to the CLOs interests and junior debt investors.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The fair value of the Company’s investments may be significantly affected by changes in interest rates. The Company’s investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses which may adversely affect the Company’s cash flow, fair value of its investments and operating results. In the event of a declining interest rate environment, a faster than anticipated rate of prepayments is likely to result in a lower than anticipated yield.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the currently assigned valuations.

Impact of the novel coronavirus (“Wuhan Virus”) pandemic

The U.S. capital markets are experiencing a period of extreme volatility and disruption. In December 2019, a novel strain of coronavirus (the "Wuhan Virus") surfaced in Wuhan, China and the World Health Organization has declared a global pandemic, the United States has declared a national emergency and for the first time in its history, every state in the United States is under a federal disaster declaration. Many states, including those in which we and our portfolio companies operate, have issued orders requiring the closure of non-essential businesses and/or requiring residents to stay at home. The Wuhan Virus pandemic and preventative measures taken to contain or mitigate its spread have caused, and are continuing to cause, business shutdowns, cancellations of events and travel, significant reductions in demand for certain goods and services, reductions in business activity and financial transactions, supply chain interruptions and overall economic and financial market instability both globally and in the United States. Such effects will likely continue for the duration of the pandemic, which is uncertain, and for some period thereafter.

The Wuhan Virus pandemic (including the preventative measures taken in response thereto) has to date (i) created significant business disruption issues for certain of our portfolio companies, and (ii) materially and adversely impacted the value and performance of certain of our portfolio companies and SSN investments. The Wuhan Virus pandemic is having a particularly adverse impact on industries in which certain of our portfolio companies operate, including energy, hospitality, travel, retail and restaurants. Certain of our portfolio companies in other industries have also been significantly impacted. The Wuhan Virus pandemic is continuing as of the filing date of this Quarterly Report, and its extended duration may have further adverse impacts on our portfolio companies and SSN investments after March 31, 2020, including for the reasons described herein. Although on March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which contains provisions intended to mitigate the adverse economic effects of the Wuhan Virus pandemic, it is uncertain whether, or how much, our portfolio companies will be able to benefit from the CARES Act or any other subsequent legislation intended to provide financial relief or assistance. As a result of this disruption and the pressures on their liquidity, certain of our portfolio companies have been, or may continue to be, incentivized to draw on most, if not all, of the unfunded portion of any revolving or delayed draw term loans made by us, subject to availability under the terms of such loans.

As a BDC, we are required to carry our investments at fair value as determined in good faith by our Board of Directors. Depending on market conditions, we could incur substantial losses in future periods, which could have a material adverse impact on our business, financial condition, and results of operations.

Although it is difficult to predict the extent of the impact of the Wuhan Virus outbreak on the underlying CLO vehicles we invest in, the failure by a CLO vehicle to satisfy certain financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event the CLO vehicle fails certain tests, holders of debt senior to us may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO vehicle or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.

The Wuhan Virus pandemic has adversely impacted the fair value of our investments as of March 31, 2020, and the values assigned as of this date may differ materially from the values that we may ultimately realize with respect to our investments. The impact of the

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Wuhan Virus pandemic may not yet be fully reflected in the valuation of our investments as our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that is often from a time period earlier, generally two to three months, than the quarter for which we are reporting. Additionally, we may not have yet received information or certifications from our portfolio companies that indicate any or the full extent of declining performance or non-compliance with debt covenants, as applicable, as a result of the Wuhan Virus pandemic. As a result, our valuations at March 31, 2020 may not show the complete or continuing impact of the Wuhan Virus pandemic and the resulting measures taken in response thereto. In addition, write downs in the value of our investments have reduced, and any additional write downs may further reduce, our net asset value (and, as a result, our asset coverage calculation). Accordingly, we may continue to incur additional net unrealized losses or may incur realized losses after March 31, 2020, which could have a material adverse effect on our business, financial condition and results of operations.

The following is a reconciliation for the nine months ended March 31, 2020 and 2019, of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

	Non-Control/Non-Affiliate Investments (less than 5.00% voting control)
	Senior Secured Loans - First Lien	Senior Secured Loans - Second Lien	Senior Unsecured Bond	Equity/ Other	Structured Subordinated notes	Total
Fair Value at June 30, 2019	$15,825,870	$2,505,227	$—	$—	$4,715,487	$23,046,584
Net realized (losses) on investments	(262,779)	(432,689)	—	—	—	(695,468)
Net change in unrealized gains (losses) on investments	(1,656,968)	(470,687)	(32,460)	—	(777,203)	(2,937,318)
Net realized and unrealized gains (losses) on investments	(1,919,747)	(903,376)	(32,460)	—	(777,203)	(3,632,786)
Purchases of investments	19,164,017	—	—	—	1,355,698	20,519,715
Payment-in-kind interest	—	87	—	—	—	87
Accretion (amortization) of purchase discount and premium, net	102,816	4,312	4,460	—	(55,375)	56,213
Repayments and sales of portfolio investments	(5,909,608)	(65,000)	—	—	—	(5,974,608)
Transfers within Level 3(1)	—	—	—	—	—	—
Transfers into Level 3(1)	4,166,783	—	849,700	—	—	5,016,483
Transfers (out) of Level 3(1)	(3,309,573)	—	—	—	—	(3,309,573)
Fair Value at March 31, 2020	$28,120,558	$1,541,250	$821,700	$—	$5,238,607	$35,722,115

Net change in unrealized gains (losses) attributable to Level 3 investments still held at the end of the period	$(1,815,502)	$(660,117)	$(32,460)	$—	$(777,203)	$(3,285,282)

(1) Transfers are assumed to have occurred at the beginning of the quarter during which the asset was transferred. Transfers out of Level 3 during the quarter ended December 31, 2019 were due to increased observability of the inputs. Transfers into Level 3 were due to decreased observability of the inputs during the quarter ended March 31, 2020.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Affiliate Investments (5.00% to 24.99% voting control)
	Equity/Other	Total
Fair Value at June 30, 2019	$570,816	$570,816
Net realized (losses) on investments	—	—
Net change in unrealized gains (losses) on investments	161,211	161,211
Net realized and unrealized gains (losses) on investments	161,211	161,211
Fair Value at March 31, 2020	$732,027	$732,027

Net change in unrealized gains (losses) attributable to Level 3 investments still held at the end of the period	$161,211	$161,211

(1) Transfers are assumed to have occurred at the beginning of the quarter during which the asset was transferred. Transfers out of Level 3 during the quarter ended December 31, 2019 were due to increased observability of the inputs. Transfers into Level 3 were due to decreased observability of the inputs during the quarter ended March 31, 2020.

	Non-Control/Non-Affiliate Investments (less than 5.00% voting control)
	Senior Secured Loans - First Lien	Senior Secured Loans - Second Lien	Equity/ Other	Structured Subordinated notes	Total

Fair Value at June 30, 2018	$—	$—	$—	$3,127,896	$3,127,896
Net realized (losses) on investments	—	—	—	(16,627)	(16,627)
Net change in unrealized gains (losses) on investments	—	—	—	3,442	3,442
Net realized and unrealized gains (losses) on investments	—	—	—	(13,185)	(13,185)
Purchases of investments	—	—	—	35,015	35,015
Repayments and sales of portfolio investments	—	—	—	(56,437)	(56,437)
Accretion (amortization) of purchase discount and premium, net	—	—	—	52,732	52,732

Assets acquired via merger (Note 9)	6,621,618	4,301,635	—	—	10,923,253
Transfers within Level 3(1)	—	—	—	—	—
Transfers in (out) of Level 3(1)	—	—	—	—	—
Fair Value at March 31, 2019	$6,621,618	$4,301,635	$—	$3,146,021	$14,069,274

Net change in unrealized gains (losses) attributable to Level 3 investments still held at the end of the period	$—	$—	$—	$3,442	$3,442

(1) Transfer are assumed to have occurred at the beginning of the quarter during which the asset was transferred. There were no transfers in or out of Level 3 during the nine months ended March 31, 2019.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Affiliate Investments (5.00% to 24.99% voting control)
	Equity/Other	Total
Fair Value at June 30, 2018	$—	$—
Net realized (losses) on investments	—	—
Net change in unrealized gains (losses) on investments	—	—
Net realized and unrealized gains (losses) on investments	—	—
Purchases of investments	—	—
Repayments and sales of portfolio investments	—	—
Accretion (amortization) of purchase discount and premium, net	—	—
Assets acquired via merger (Note 9)	507,988	507,988
Transfers within Level 3(1)	—	—
Transfers in (out) of Level 3(1)	—	—
Fair Value at March 31, 2019	$507,988	$507,988

Net change in unrealized gains (losses) attributable to Level 3 investments still held at the end of the period	$—	$—

(1) Transfer are assumed to have occurred at the beginning of the quarter during which the asset was transferred. There were no transfers in or out of Level 3 during the nine months ended March 31, 2019.

The following table provides quantitative information regarding significant unobservable inputs used in the fair value measurement of Level 3 investments as of March 31, 2020:

			Unobservable Inputs
Asset Category	Fair Value	Primary Valuation Technique	Inputs	Range	Weighted Average
Senior Secured First Lien Debt	$4,605,854	Market quotes	Indicative dealer quotes	50.00-99.00	87.86
Senior Secured First Lien Debt	22,849,705	Discounted Cash Flow (Yield Analysis)	Market Yield	5.80%-30.00%	8.33%
Senior Secured First Lien Debt	665,000	Recent Market Activity	N/A	N/A	N/A
Senior Secured First Lien Debt	1,541,250	Market quotes	Indicative dealer quotes	15.00-95.00	70.29
Senior Unsecured Bond	821,700	Discounted Cash Flow (Yield Analysis)	Market Yield	22.32%-22.54%	22.43%
Equity/Other	732,027	Enterprise Value Waterfall (Market Approach)	EBITDA multiples (x)	0.00x-8.00x	8.00x
Subordinated Structured Notes	5,238,606	Discounted Cash Flow	Discount Rate	18.31%-33.84%(1)	24.64%(1)
	36,454,142

(1) Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

The following table provides quantitative information regarding significant unobservable inputs used in the fair value measurement of Level 3 investments as of June 30, 2019:

			Unobservable Inputs
Asset Category	Fair Value	Primary Valuation Technique	Inputs	Range	Weighted Average

Senior Secured First Lien Debt	$15,825,870	Market quotes	Indicative dealer quotes	85.00-101.00	98.30
Senior Secured First Lien Debt	2,505,227	Market quotes	Indicative dealer quotes	61.63-101.52	90.79
Equity/Other	570,816	Enterprise Value Waterfall (Market Approach)	EBITDA multiples (x)	0.00x-8.00x	8.00x
Subordinated structured notes	4,715,487	Discounted Cash Flow	Discount Rate	17.67%-23.12%(1)	20.57%(1)
Total	$23,617,400

(1) Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

For three months and nine months ended March 31, 2020 and 2019, there were no structuring fees. For the three months ended March 31, 2020 and 2019, accelerated original issue discount due to repayments included in interest income totaled $5,241 and $0, respectively. For the nine months ended March 31, 2020 and 2019, accelerated original issue discount due to repayments included in interest income totaled $41,689 and $0, respectively.

NOTE 9 – MERGER

Effective March 31, 2019, TPIC and PWAY entered into a tax free business combination. Concurrent with the Merger, TPIC, the legal acquirer, was renamed TP Flexible Income Fund, Inc. As a result of the Merger, the Company issued 775,193 shares of the Company’s common stock to the former shareholders of PWAY and all shares of PWAY were retired.

For financial reporting purposes, the Merger was treated as a recapitalization of PWAY followed by the reverse acquisition of TPIC by PWAY for a purchase price equivalent to the fair value of TPIC’s net assets.

Consistent with tax free business combinations of investment companies, for financial reporting purposes, the reverse merger accounting was recorded at fair value; however, the cost basis of the investments received from TPIC was carried forward to align ongoing financial reporting of the Company’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Further, the components of net assets of the Company reflect the combined components of net assets of both PWAY and TPIC.

In accordance with the accounting and presentation for reverse acquisitions, the historical financial statements of the Company, prior to the date of the Merger reflect the financial positions and results of operations of PWAY, with the exception of the components of net assets described above, with the results of operations of TPIC being included commencing on April 1, 2019. Effective with the completion of the Merger, TPIC, changed its fiscal year end to be the last day of June consistent with PWAY’s fiscal year.

In the Merger, common shareholders of PWAY received newly-issued common shares in the Company having an aggregate net asset value equal to the aggregate net asset value of their holdings of PWAY Class A and/or PWAY Class I common shares, as applicable, as determined at the close of business on March 27, 2019, as permitted by the Merger agreement. The differences in net asset value between March 27, 2019 and March 31, 2019 were not material. Relevant details pertaining to the Merger are as follows:

	NAV/Share ($)	Conversion Ratio
Triton Pacific Investment Corporation, Inc.	$10.48	N/A
Pathway Capital Opportunity Fund, Inc.: Class A	$13.46	1.2848
Pathway Capital Opportunity Fund, Inc.: Class I	$13.50	1.2884

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Investments

The cost, fair value and net unrealized appreciation (depreciation) of the investments of TPIC as of the date of the merger, was as follows:

TPIC
Cost of investments	$12,106,879
Fair value of investments	11,431,241
Net unrealized appreciation (depreciation) on investments	$(675,638)

Common Shares

The common shares outstanding, net assets applicable to common shares and NAV per common share outstanding immediately before and after the Merger were as follows:

	PWAY	PWAY
Accounting Acquirer - Prior to Merger	Class A	Class I
Common shares outstanding	570,431	32,834
Net assets applicable to common shares	$7,679,839	$443,296
NAV per common share	$13.46	$13.50
Legal Acquiring Fund - Prior to Merger	TPIC
Common shares outstanding	1,614,221
Net assets applicable to common shares	$16,915,592
NAV per common share	$10.48
Legal Acquiring Fund - Post Merger	FLEX
Common shares outstanding	2,403,349
Net assets applicable to common shares	$25,086,682
NAV per common share	$10.44

Cost and Expenses

In connection with the Merger, PWAY incurred certain associated costs and expenses of approximately $731,000, of which $709,000 of these costs and expenses were expensed by PWAY and $22,000 were expensed by the Company. In connection with the Merger, TPIC incurred certain associated costs and expenses of approximately $682,000, of which $636,000 were expensed by TPIC and $46,000 were expensed by the Company.

Purchase Price Allocation

PWAY as the accounting acquiror acquired 32% of the voting interests of TPIC. The below summarized the purchase price allocation from TPIC:

PWAY as
acquirer
Value of Common Stock Issued	$17,052,546
Assets acquired:
Investments	11,431,241
Cash and cash equivalents	5,055,456
Other assets	607,163
Total assets acquired	17,093,860
Total liabilities assumed	41,314
Net assets acquired	17,052,546
Total purchase price	$17,052,546

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

 NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company has a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Limitation Agreement for any payments made by the Adviser. The Expense Limitation Agreement payments are subject to repayment by the Company within the three years following the end of the quarter in which the payment was made by the Adviser; provided that any such repayments shall be subject to the then-applicable expense limitation, if any, and the limit that was in effect at the time when the Adviser made the payment that is subject to repayment.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

As of March 31, 2020, the Company had an unfunded commitment relating to Amerilife Holdings, LLC for $85,227.

NOTE 11 - CREDIT FACILITY

PWAY – Pre-Merger

On August 25, 2015, PWAY closed on a credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”). The Revolving Credit Facility included an accordion feature which allowed commitments to be increased up to

$25,000,000 in the aggregate. Interest on borrowings under the Revolving Credit Facility was three-month LIBOR plus 120 basis points with no minimum LIBOR floor. The Revolving Credit Facility closed prior to the Merger.

During the three months and nine months ended March 31, 2019, PWAY recorded $5,277 and $24,871, respectively, of interest expense related to PWAY's Revolving Credit Facility.

During the three months and nine months ended March 31, 2019, the average stated interest rate (i.e., the rate in effect plus the spread) was 3.90% and 3.75% for PWAY's Revolving Credit Facility. During the three months and nine months ended March 31, 2019, average outstanding borrowings was $566,667 and $900,000 for PWAY's Revolving Credit Facility.

As permitted by ASC 825-10-25, we have not elected to value our Revolving Credit Facility at fair value. The fair value of the Revolving Credit Facility was $0 as of March 31, 2019 since there was no amount outstanding.

FLEX – Post-Merger

On May 16, 2019, the Company established a $50 million senior secured revolving credit facility (the “Credit Facility”) with Royal Bank of Canada, a Canadian chartered bank, acting as administrative agent. In connection with the Credit Facility, the SPV, as borrower, and each of the other parties thereto entered into a Revolving Loan Agreement, dated as of May 16, 2019 (the “Loan Agreement”).

The Credit Facility matures on May 21, 2029 and generally bears interest at a rate of three-month LIBOR plus 1.55%. The Credit Facility is secured by substantially all of the SPV’s properties and assets. Under the Loan Agreement, the SPV has made certain customary representations and warranties and is required to comply with various covenants, including reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

As of March 31, 2020 and June 30, 2019, we had $21,000,000 and $5,500,000, respectively outstanding on our Credit Facility. As of March 31, 2020 and June 30, 2019, the investments used as collateral for the Credit Facility had an aggregate fair value of $29,512,187 and $15,859,230, respectively, which represents 81% and 90%, respectively, of our total investments. As permitted by ASC 825-10-25, we have not elected to value our Credit Facility which is categorized as Level 2 under ASC 820 as of March 31, 2020. As of March 31, 2020 and June 30, 2019, the cash used as collateral for the Credit Facility was $2,706,457 and $5,772,970, respectively. As of March 31, 2020, restricted cash totaled $85,227 which will be used to fund a future commitment.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

In connection with the origination of the Credit Facility, we incurred $588,355 fees, all of which are being amortized over the term of the facility in accordance with ASC 470-50. As of March 31, 2020 and June 30, 2019, $536,819 and $457,651, respectively, remains to be amortized and is reflected as deferred financing costs on the Consolidated Statements of Assets and Liabilities.

During the three months and nine months ended March 31, 2020, we recorded $178,723 and $454,726, respectively, of interest costs and amortization of financing costs on the Credit Facility as interest expense.

For the three months and nine months ended March 31, 2020, the average stated interest rate (i.e., rate in effect plus the spread) was 3.05% and 3.43%. For the three months and nine months ended March 31, 2020, average outstanding borrowings for Credit Facility was $21,000,000 and $16,105,455.

As permitted by ASC 825-10-25, we have not elected to value our Credit Facility at fair value. The fair value of the Credit Facility was $21,000,000 and is categorized as Level 2 under ASC 820 as of March 31, 2020.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 12- FINANCIAL HIGHLIGHTS

	Three months ended March 31,			Nine months ended March 31,
	2020 (unaudited)	2019(e) (unaudited)	2019(e) (unaudited)	2020 (unaudited)	2019(e) (unaudited)	2019(e) (unaudited)
		(Formerly Class A)	(Formerly Class I)		(Formerly Class A)	(Formerly Class I)
Per Share Data(a):
Net asset value at beginning of period	$9.19	$7.96	$7.96	$9.88	$9.89	$9.89
Net investment income	0.09	1.66	1.66	0.18	1.21	1.29
Net realized and unrealized (losses) on investments	(1.09)	0.22	0.22	(1.55)	(1.01)	(1.03)
Net increase (decrease) in net assets resulting from operations	(1.00)	1.88	1.88	(1.37)	0.20	0.26
Distributions(b)
Return of capital distributions	(0.08)	(0.06)	(0.06)	(0.42)	(0.35)	(0.35)
Dividends from net investment income	(0.11)	(0.06)	(0.06)	(0.11)	(0.05)	(0.06)
Total Distributions	(0.19)	(0.12)	(0.12)	(0.53)	(0.40)	(0.41)
Offering costs	—	0.61	0.61	—	0.61	0.62
Other (c)	0.05	0.11	0.11	0.07	0.14	0.08
Net asset value at end of period	$8.05	$10.44	$10.44	$8.05	$10.44	$10.44
Total return based on net asset value (d)	(10.80)%	31.99%	32.00%	(14.36)%	9.63%	9.73%
Supplemental Data:
Net assets at end of period	$19,183,603	$25,086,682	$25,086,682	$19,183,603	$25,086,682	$25,086,682
Average net assets	$20,277,408	$8,559,110	$491,446	$21,653,136	$8,935,514	$496,110
Average shares outstanding	2,345,900	738,961	42,286	2,365,238	762,829	42,293
Ratio to average net assets:
Total annual expenses	17.09%	(60.60)%	(60.60)%	16.05%	27.93%	(39.11)%
Total annual expenses (after expense limitation agreement)	13.42%	25.30%	25.30%	12.82%	(2.27)%	28.17%
Net investment income (loss)	4.34%	75.07%	75.07%	2.59%	17.63%	37.79%

Portfolio Turnover	6.82%	(0.32)%	—%	18.17%	(0.34)%	—%

(a) Calculated based on weighted average shares outstanding.

(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. Total return has not been annualized.

(e) Data presented for the three and nine months ended March 31, 2019 includes the shareholder activity of PWAY Class A and Class I shares, prior to the merger and conversion into shares of the Company. The net asset value per share at beginning of year has been adjusted by the exchange ratio used in the merger.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Year Ended June 30,	Year Ended June 30, 2018	Year Ended June 30, 2018
	2019(e)	Class A	Class I
Per Share Data(a):
Net asset value at beginning of period	$9.89	$13.53	$13.53
Net investment income	0.91	0.79	0.81
Net realized and unrealized (losses) on investments	(1.11)	(0.80)	(0.79)
Net increase (decrease) in net assets resulting from operations	(0.20)	(0.01)	0.02
Distributions(b)
Return of capital distributions	(0.54)	(0.62)	(0.62)
Dividends from net investment income	(0.03)	(0.24)	(0.24)
Total Distributions	(0.57)	(0.86)	(0.86)
Offering costs	0.61	—	—
Other (c)	0.15	0.05	0.04
Net asset value at end of year	$9.88	$12.71	$12.73
Total return based on net asset value (d)	7.52%	0.18%	0.33%

Supplemental Data:
Net assets at end of year	$23,410,715	$7,933,028	$420,136
Average net assets	$12,536,923	$8,314,166	$439,787
Average shares outstanding	1,297,582	622,683	32,914
Ratio to average net assets:
Total annual expenses	23.48%	22.69%	22.43%
Total annual expenses (after expense support agreement/expense limitation agreement)	9.11%	8.91%	8.73%
Net investment income	2.15%	5.92%	6.04%

Portfolio Turnover	93.42%	37.42%	37.42%

(a) Calculated based on weighted average shares outstanding.

(b) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

(e) Data presented for the three and nine months ended March 31, 2019 includes the shareholder activity of PWAY Class A and Class I shares, prior to the merger and conversion into shares of the Company. The net asset value per share at beginning of year has been adjusted by the exchange ratio used in the merger.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Year Ended	Period Ended
	June 30, 2017	June 30, 2016 (a)
Per Share Data(b):
Net asset value, beginning of year or period	$12.81	$13.80
Net investment income	0.71	1.21
Net realized and unrealized gains (losses) on investments	0.68	(0.03)
Net increase in net assets resulting from operations	1.39	1.18
Return of capital distributions(c)	(0.92)	(0.75)
Offering costs	0.03	(0.62)
Other(d)	0.22	(0.80)
Net asset value, end of year or period	$13.53	$12.81
Total return, based on NAV(e)	13.20%	(1.75)%

Supplemental Data:
Net assets, end of year or period	$8,405,744	$5,976,355
Average net assets	$7,508,410	$3,597,990
Average shares outstanding	550,843	341,596
Ratio to average net assets:
Expenses without expense support payment	22.05%	36.65%
Expenses after expense support payment	10.52%	3.41%
Net investment income	5.19%	11.50%

Portfolio turnover	27.54%	4.27%

(a) The net asset value at the beginning of the period is the net offering price as of August 25, 2015, which is the date that the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.
(b) Calculated based on weighted average shares outstanding.
(c) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year or period. Distributions per share are rounded to the nearest $0.01.
(d) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year or period.
(e) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For the period less than one year, total return is not annualized.

Revolving Credit Facility	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
March 31, 2020	$21,000,000	1,914	—	—
December 31, 2019	$21,000,000	2,018	—	—
September 30, 2019	$15,500,000	2,461	—	—
June 30, 2019	$5,500,000	5,256	—	—

(1) The asset coverage ratio is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(2) This column is inapplicable.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table sets forth selected financial data for each quarter within the three years ended June 30, 2020.

	Investment Income				Net Investment Income
Quarter Ended	Total	Per Share(1)		Per Share (PWAY Class A)(1)(2)	Per Share (PWAY Class I)(1)(2)	Total	Per Share(1)		Per Share (PWAY Class A)(1)(2)	Per Share (PWAY Class I(1)(2)
September 30, 2017	$306,555	0.48	(3)	N/A	N/A	$141,664	0.22	(3)	N/A	N/A
December 31, 2017	344,359	N/A		0.52	0.52	111,885	N/A		0.17	0.17
March 31, 2018	322,245	N/A		0.48	0.48	127,841	N/A		0.19	0.19
June 30, 2018	325,158	N/A		0.49	0.49	137,402	N/A		0.21	0.21

September 30, 2018	314,140	N/A		0.49	0.49	(279,116)	N/A		(0.43)	(0.44)
December 31, 2018	284,830	N/A		0.46	0.46	(46,857)	N/A		(0.08)	(0.07)
March 31, 2019	251,386	N/A		0.41	0.41	1,304,197	N/A		2.13	2.17
June 30, 2019	560,370	0.23		N/A	N/A	(709,296)	(0.30)		N/A	N/A

September 30, 2019	748,644	0.31		N/A	N/A	150,724	0.06		N/A	N/A
December 31, 2019	853,848	0.36		N/A	N/A	50,584	0.02		N/A	N/A
March 31, 2020	900,371	0.38		N/A	N/A	219,821	0.09		N/A	N/A

(1) Per share amounts are calculated using the weighted average number of common shares outstanding for the period presented. As such, the sum of the quarterly per share amounts above will not necessarily equal the per share amounts for the fiscal year.

(2) Data presented for December 31, 2017-March 31, 2019 includes the shareholder activity of PWAY Class A and Class I shares, prior to the merger.

(3) The financial data for the period ended September 30, 2017 is presented before the conversion to an interval fund where there was only one class outstanding.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Net Realized and Unrealized (Losses) Gains				Net Increase in Net Assets from Operations
Quarter Ended	Total	Per Share(1)	Per Share (PWAY Class A)(1)(2)	Per Share (PWAY Class I(1)(2)	Total	Per Share(1)	Per Share (PWAY Class A)(1)(2)	Per Share (PWAY Class I(1)(2)

September 30, 2017	$70,258	0.11 (3)	N/A	N/A	$211,922	0.33 (3)	N/A	N/A
December 31, 2017	(91,732)	N/A	(0.14)	(0.14)	20,154	N/A	0.03	0.04
March 31, 2018	(199,405)	N/A	(0.30)	(0.30)	(71,564)	N/A	(0.11)	(0.11)
June 30, 2018	(303,039)	N/A	(0.46)	(0.46)	(165,637)	N/A	(0.25)	(0.25)

September 30, 2018	(142,584)	N/A	(0.22)	(0.23)	(421,700)	N/A	(0.65)	(0.66)
December 31, 2018	(847,927)	N/A	(1.36)	(1.37)	(894,784)	N/A	(1.43)	(1.44)
March 31, 2019	175,862	N/A	0.29	0.28	1,480,059	N/A	2.42	2.45
June 30, 2019	(238,167)	(0.10)	N/A	N/A	(947,463)	(0.40)	N/A	N/A

September 30, 2019	(744,821)	(0.31)	N/A	N/A	(594,097)	(0.25)	N/A	N/A
December 31, 2019	(347,245)	(0.15)	N/A	N/A	(296,661)	(0.13)	N/A	N/A
March 31, 2020	(2,566,076)	(1.09)	N/A	N/A	(2,346,255)	(1.00)	N/A	N/A

(1) Per share amounts are calculated using the weighted average number of common shares outstanding for the period presented. As such, the sum of the quarterly per share amounts above will not necessarily equal the per share amounts for the fiscal year.

(2)  Data presented for December 31, 2017-March 31, 2019 includes the shareholder activity of PWAY Class A and Class I shares, prior to the merger.

(3) The financial data for the period ended September 30, 2017 is presented before the conversion to an interval fund where there was only one class outstanding.

NOTE 14 - SUBSEQUENT EVENTS

Management has evaluated all known subsequent events through the date the accompanying consolidated financial statements were available to be issued on May 15, 2020 and notes the following:

Sales of Common Stock

For the period beginning April 1, 2020 and ending May 15, 2020, the Company sold 3,910 shares of its common stock for gross proceeds of $44,500 and issued 14,182 shares pursuant to its distribution reinvestment plan in the amount of $151,750.

Offering Price

On May 14, 2020, the Company decreased its offering price from $11.38 per share to $8.78 per share. The decrease in the offering price is effective for all closings occurring on or after May 15, 2020.

Special Repurchase Offer

On March 12, 2020, we made an offer to the Eligible Stockholders as part of the Special Repurchase Offer to purchase up to 402,917.5 shares of the Company’s issued and outstanding Class A common stock, par value $0.001 per share, at a price equal to the net asset value per Share determined as of April 14, 2020. The offer expired at 4:00 P.M., Eastern Time, on April 9, 2020 and a total of 52,987 shares were validly tendered and not withdrawn pursuant to the offer. In accordance with the terms of the offer, the Company purchased all of the shares validly tendered and not withdrawn at a price equal to $8.05 per share for an aggregate purchase price of approximately $426,546.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Expense Limitation Agreement

On April 30, 2020, the Company's board of directors approved extending the Expense Limitation Agreement for an additional 12- month term ending on April 30, 2021.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Credit Facility - Interest Rate

The Credit Facility bears interest at a rate of three-month LIBOR plus 1.55%. On May 11, 2020, the Company agreed to the increased interest rate of three-month LIBOR plus 2.20% on the Credit Facility for the period between May 16, 2020 to November 15, 2020.

Wuhan Virus Pandemic

In March, April, and May 2020, the Wuhan Virus pandemic has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. Such actions are creating disruption in global supply chains and adversely impacting several industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The Wuhan Virus pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s portfolio companies and with respect to the Company’s business, financial condition, results of operations, and cash flows, such as the potential negative impact to financing arrangements, increased costs of operations, changes in law and/or regulation, and uncertainty regarding government and regulatory policy.

The Company has been closely monitoring the Wuhan Virus pandemic, its broader impact on the global economy and the more recent impacts on the U.S. economy. As of May 15, 2020, there is no indication of a reportable subsequent event impacting the Company’s consolidated financial statements for the three months ended March 31, 2020. The Company continues to observe and respond to the evolving Wuhan Virus environment and its potential impact on areas across its business.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
TP Flexible Income Fund, Inc.

New York, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of TP Flexible Income Fund, Inc. (the “Company”), including the consolidated schedules of investments, as of June 30, 2019 and June 30, 2018, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes, including the financial highlights for each of the three years in the period ended June 30, 2019 and the period from August 25, 2015 (the date non-affiliate shareholders were admitted into the Company) to June 30, 2016 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and June 30, 2018, and the results of its operations, the changes in its net and its cash flows for each of the three years in the period ended June 30, 2019, and its financial highlights for each of the three years in the period ended June 30, 2019 and the period from August 25, 2015 (the date non-affiliate shareholders were admitted into the Company) to June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of June 30, 2019, by correspondence with the custodians, brokers and portfolio companies, or by other appropriate auditing procedures where replies were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2013.

New York, New York

September 27, 2019

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

ASSETS	June 30, 2019	June 30, 2018	(1)
Investments at fair value:
Affiliate investments at fair value (cost of $472,357 and $0, respectively)	$570,816	$—
Non-control/non-affiliate investments at fair value (cost of $24,426,013 and $11,296,565, respectively)	23,448,747	10,940,179
Total investments at fair value (cost of $24,898,370 and $11,296,565, respectively)	24,019,563	10,940,179
Cash	6,730,743	587,722
Receivable for investments sold	952,631	—
Prepaid expenses and other assets	427,944	24,899
Deferred financing costs (Note 11)	457,651	—
Deferred offering costs	292,429	64,500
Due from Adviser (Note 4)	128,852	118,109
Interest receivable	46,887	173,755
Due from Affiliate (Note 4)	2,137	12,018
Total assets	33,058,837	11,921,182

LIABILITIES
Revolving Credit Facility (Note 11)	5,500,000	1,350,000
Payable for investments purchased	1,961,399	—
Payable for shares repurchased	495,506	—
Accrued legal fees	486,537	—
Accrued audit fees	369,762	—
Due to Administrator (Note 4)	341,235	45,833
Accrued expenses	157,873	128,323
Due to Adviser (Note 4)	127,414	1,975,233
Dividends payable	126,128	42,568
Due to Affiliates (Note 4)	54,205	20,953
Interest payable	28,063	5,108
Total liabilities	9,648,122	3,568,018
Commitments and contingencies (Note 10)	—	—
Net assets	$23,410,715	$8,353,164

COMPONENTS OF NET ASSETS
Common Stock, par value $0.001 per share (75,000,000 shares authorized; 2,370,011 shares issued and outstanding at June 30, 2019) (Note 3)	$2,370	$—
Common Stock of PWAY, par value $0.01 per share (200,000,000 shares authorized; 844,708 shares issued and outstanding at June 30, 2018)(2)(Note 3)	—	6,574
Paid-in capital in excess of par (Note 3)	30,105,995	8,859,427
Total distributable earnings (loss) (Note 6)	(6,697,650)	(512,837)
Net assets	$23,410,715	$8,353,164
Net asset value per share (Note 12)	$9.88	$9.89	(2)

(1) See Notes 1,3 and 9.

(2) Net asset value per share and June 30, 2018 shares for Pathway Capital Opportunity Fund, Inc. (“PWAY”) have been adjusted by the exchange ratio used in the merger.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended June 30,
	2019	2018 (1)	2017 (1)
INVESTMENT INCOME
Interest Income from non-control/non-affiliate investments	$808,522	$823,444	$842,124
Interest income from structured credit securities	602,204	474,873	337,800
Total investment income	1,410,726	1,298,317	1,179,924

OPERATING EXPENSES
Amortization of offering costs (Note 4)	165,517	358,608	215,610
Administrator costs (Note 4)	442,047	357,995	427,885
Base management fees (Note 4)	281,078	264,101	213,802
Adviser shared service expense (Note 4)	19,028	216,184	192,345
Valuation services	155,788	145,457	149,434
Audit and tax expense	599,126	178,947	169,000
Transfer agent’s fees and expenses	96,630	132,577	49,058
Insurance expense	103,804	111,403	111,447
Interest expense and credit facility expenses	58,638	67,195	39,529
Report and notice to shareholders	5,333	56,160	36,328
Legal expense	833,849	49,565	28,182
General and administrative	155,450	27,620	14,958
Miscellaneous expense	27,643	—	—
Due diligence expense	—	16,463	11,925
Shareholder fees	—	11,382	—
Excise taxes	—	(8,777)	(4,106)
Total operating expenses	2,943,931	1,984,880	1,655,397
Waiver of offering costs (Note 4)(2)	(1,492,252)	—	—
Expense support reimbursement (Note 4)(2)	—	(456,660)	(865,348)
Expense limitation payment (Note 4)(3)	(309,881)	(748,696)	—
Total net operating expenses	1,141,798	779,524	790,049
Net investment income	268,928	518,793	389,875

Net Realized and Change in Unrealized Gains (Losses) from Investments
Net realized (losses) gains:
Non-control/non-affiliate investments	(1,202,885)	181,008	17,839
Net realized (losses) gains	(1,202,885)	181,008	17,839
Net change in unrealized gains (losses) on:
Non-control/non-affiliate investments	87,240	(704,926)	357,968
Control/affiliate investments	62,829	—	—
Net change in unrealized gains (losses)	150,069	(704,926)	357,968
Net realized (decrease) increase and change in unrealized (losses) gains on investments	(1,052,816)	(523,918)	375,807
Increase (decrease) increase in net assets resulting from operations	$(783,888)	$(5,125)	$765,682
Increase in net assets resulting from operations per share (Note 12)	$(0.37)	$(0.01)	$1.39

(1) See Notes 1 and 9.

(2) The balance relates to organization and offering costs that were no longer reimbursable to the former investment adviser to PWAY, Pathway Capital Opportunity Fund Management, LLC as a result of the Merger.

(3) This amount relates to fees waived and/or expenses that were paid or absorbed by the former investment adviser to PWAY under the PWAY Expense Limitation Agreement as well as fees waived by the Investment Adviser under the Expense Limitation Agreement. Refer to Note 4.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the Year Ended June 30, 2019:

	Common Stock
	Shares	Par	Paid-in Capital in Excess of Par	Distributable Earnings (Loss)	Total Net Assets
Balance as of June 30, 2018	657,370	$6,574	$8,859,427	$(512,837)	$8,353,164
Net Increase in net assets resulting from operations
Net investment income				268,928	268,928
Net realized (loss) on investments				(1,202,885)	(1,202,885)
Net change in unrealized gain on investments				150,069	150,069
Distributions to Shareholders (Note 5)
Distributions from earnings -PWAY Class A				(22,485)	(22,485)
Distributions from earnings -PWAY Class I				(1,247)	(1,247)
Return of capital distributions -PWAY Class A			(285,101)		(285,101)
Return of capital distributions -PWAY Class I			(15,806)		(15,806)
Return of capital distributions -FLEX Class A common shares			(410,967)		(410,967)
Gross proceeds from shares sold	2,530	3	28,077		28,080
Commissions and fees on shares sold			(1,010)		(1,010)
Shares issued through reinvestment of dividends	28,585	159	320,674		320,833
Repurchase of common shares	(118,560)	(736)	(1,305,649)		(1,306,385)
Offering costs (Note 4)			482,981		482,981
Tax Reclassification of Net Assets			899,819	(899,819)
Recapitalization and merger (Notes 1, 3 and 9)	1,800,086	(3,630)	21,533,550	(4,477,374)	17,052,546
Total Increase (Decrease) for the year ended June 30, 2019	1,712,641	$(4,204)	$21,246,568	$(6,184,813)	$15,057,551
Balance as of June 30, 2019	2,370,011	$2,370	$30,105,995	$(6,697,650)	$23,410,715

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the Year Ended June 30, 2018:

	Common Stock
	Shares	Par	Paid-in Capital in Excess of Par	Distributable Earnings (Loss)	Total Net Assets
Balance as of June 30, 2017	621,376	$6,214	$8,457,153	$(57,623)	$8,405,744
Net Increase in net assets resulting from operations
Net investment income				518,793	518,793
Net realized gain on investments				181,008	181,008
Net change in unrealized (loss) on investments				(704,926)	(704,926)
Distributions to Shareholders (Note 5)					—
Capital gain -Class A (Previously Class R)				(153,615)	(153,615)
Capital gain -Class I (Previously Class RIA and I)				(8,138)	(8,138)
Return of capital distributions -Class A (Previously Class R)			(383,567)	—	(383,567)
Return of capital distributions -Class I (Previously Class RIA and I)			(20,199)	—	(20,199)
Shares sold	52,780	528	789,372		789,900
Commissions and fees on shares sold	—	—	(51,969)		(51,969)
Shares issued through reinvestment of dividends	21,195	212	283,462		283,674
Repurchase of common shares	(37,981)	(380)	(503,161)		(503,541)
Tax Reclassification of Net Assets			288,336	(288,336)	—
Total Increase (Decrease) for the year ended June 30, 2018	35,994	$360	$402,274	$(455,214)	$(52,580)
Balance as of June 30, 2018	657,370	$6,574	$8,859,427	$(512,837)	$8,353,164

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the Year Ended June 30, 2017

	Common Stock
	Shares	Par	Paid-in Capital in Excess of Par	Distributable Earnings (Loss)	Total Net Assets
Balance as of June 30, 2016:	466,710	$4,667	$5,282,644	$689,044	$5,976,355
Net Increase in net assets resulting from operations
Net investment income (loss)				389,875	389,875
Net realized gain (loss) on investments				17,839	17,839
Net change in unrealized gain (loss) on investments				357,968	357,968
Distributions to Shareholders (Note 5)					—
Return of capital distributions -Class A (Previously Class R)			(477,100)	—	(477,100)
Return of capital distributions -Class I (Previously Class RIA and I)			(27,415)	—	(27,415)
Shares sold	138,515	1,385	2,101,492		2,102,877
Commissions and fees on shares sold	—	—	(163,700)		(163,700)
Shares issued through reinvestment of dividends	17,282	173	229,832		230,005
Repurchase of common shares	(1,131)	(11)	(15,826)		(15,837)
Offering Costs			14,877		14,877
Tax Reclassification of Net Assets			1,512,349	(1,512,349)	—
Total Increase (Decrease) for the year ended June 30, 2017	154,666	$1,547	$3,174,509	$(746,667)	$2,429,389
Balance as of June 30, 2017	621,376	$6,214	$8,457,153	$(57,623)	$8,405,744

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2019	2018	2017
Cash flows from operating activities:
Net increase in net assets resulting from operations	$(783,888)	$(5,125)	$765,682
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Amortization of offering costs	165,517	358,608	215,610
Purchases of investments	(12,454,720)	(4,551,898)	(5,967,933)
Repayments and sales of portfolio investments	9,854,278	5,230,764	2,829,360
Net change in unrealized loss on investments	(150,069)	704,926	(357,968)
Net realized gain/(loss) on investments	1,202,884	(181,008)	(17,839)
Amortization of fixed income premium or discounts	—	(82,530)	—
Waiver of offering costs	(1,975,233)	—	—
Accretion of purchase discount on investments, net	(100,517)	—	(167,190)
Amortization of deferred financing costs	5,704	—	—
Changes in other assets and liabilities:
Receivable for investments sold	(952,631)	—	—
Interest receivable	166,691	(5,413)	(17,745)
Due from Adviser (Note 7)	(10,743)	(118,109)	81,012
Deferred offering costs (Note 7)	—	(227,362)	(328,286)
Prepaid expenses	(42,950)	4,473	(7,714)
Due from Affiliate (Note 7)	12,017	(12,018)	—
Due to Adviser (Note 7)	126,874	119,558	381,435
Accrued expenses	845,074	39,323	(32,750)
Due to Administrator (Note 7)	295,402	13,302	2,383
Payable for investments purchased	1,961,399	—	—
Due to Affiliates (Note 7)	33,253	13,744	7,209
Interest payable	22,955	116	4,864
Taxes payable		—	(12,432)
Net cash used in operating activities	(1,778,703)	1,301,351	(2,622,302)
Cash flows from investing activities:
Cash acquired in connection with merger (Note 9)	5,055,456	—	—
Net cash provided by investing activities	5,055,456	—	—
Cash flows from financing activities:
Gross proceeds from shares sold (Note 5)	28,080	809,900	2,082,877
Commissions and fees on shares sold (Note 7)	(1,010)	(52,366)	(163,300)
Distributions paid to stockholders	(331,213)	(293,792)	(219,995)
Repurchase of common shares	(810,879)	(503,541)	(15,837)
Financing costs paid and deferred	(463,355)	—	—
Borrowings under Revolving Credit Facility	5,500,000	325,000	2,375,000
Repayments under Revolving Credit Facility	(1,350,000)	(1,600,000)	(1,000,000)
Offering costs	482,981	—	—
Offering costs paid and deferred	(188,336)	—	14,877
Net cash provided by financing activities	2,866,268	(1,314,799)	3,073,622
Net increase in cash	6,143,021	(13,448)	451,320
Cash at beginning of year	587,722	601,170	149,850
Cash at end of year	$6,730,743	$587,722	$601,170
Supplemental disclosure of cash flow financing activities:
Net assets (exclusive of cash) of $11,997,090 acquired as a result of recapitalization and merger (Note 9)	$11,997,090	$—	$—
Value of shares issued through reinvestment of dividends	$320,833	$283,674	$230,005
Supplemental disclosures:
Cash paid for interest	$29,979	$67,079	$34,665
Taxes paid during the year	$—	$—	$8,326

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

 CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
Senior Secured Loans-First Lien(k)
LSF9 Atlantis Holdings, LLC (g)	Retail	4/21/2017	1ML+6.00% (8.42%)	1.00	5/1/2023	$475,000	$470,292	$446,597	1.91%
California Pizza Kitchen, Inc. (g)	Hotel, Gaming & Leisure	8/19/2016	6ML+6.00% (8.53%)	1.00	8/23/2022	340,375	337,013	333,568	1.42%
CareerBuilder (g)	Services: Consumer	7/27/2017	3ML+6.75% (9.08%)	1.00	7/31/2023	356,625	346,152	355,734	1.52%
Correct Care Solutions Group Holdings, LLC (g)	Healthcare & Pharmaceuticals	4/2/2019	1ML+5.50% (7.94%)	—	10/1/2025	1,246,867	1,203,024	1,206,500	5.15%
Deluxe Entertainment Services Group, Inc.	Services: Business	10/24/2016	3ML+5.50% (8.08%)	1.00	2/28/2020	326,662	317,103	292,362	1.25%
Digital Room Holdings, Inc	Media: Broadcasting & Subscription	5/14/2019	1ML+5.00% (7.40%)	—	5/21/2026	1,500,000	1,477,879	1,477,350	6.31%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+6.00% (8.33%)	1.00	1/20/2021	119,375	118,197	101,469	0.43%
Global Tel*Link Corporation (g)	Telecommunications	4/5/2019	1ML+4.25% (6.65%)	—	11/29/2025	498,747	497,513	479,004	2.05%
GoWireless Holdings, Inc. (g)	Retail	12/21/2017	1ML+6.50% (8.94%)	1.00	12/22/2024	462,500	457,874	450,746	1.93%
Help/Systems Holdings, Inc. (g)	High Tech Industries	4/2/2019	3ML+3.75% (6.08%)	—	3/28/2025	997,481	983,926	991,247	4.23%
InfoGroup Inc.	Media: Advertising, Printing & Publishing	3/28/2017	3ML+5.00% (7.33%)	1.00	4/3/2023	488,750	483,922	477,142	2.04%
J.D Power and Associates (g)	Automotive	4/2/2019	1ML+3.75% (6.19%)	1.00	9/7/2023	498,719	493,911	496,226	2.12%
Keystone Acquisition Corp. (g)	Healthcare & Pharmaceuticals	4/10/2019	3ML+5.25% (7.58%)	1.00	5/1/2024	748,096	737,058	731,264	3.12%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+3.75% (6.15%)	1.00	9/30/2024	242,892	240,488	242,930	1.04%
PGX Holdings, Inc. (g)	Services: Consumer	4/2/2019	1ML+5.25% (7.66%)	1.00	9/29/2020	744,359	733,789	744,359	3.18%
Prospect Medical Holdings, Inc. (g)	Healthcare & Pharmaceuticals	2/16/2018	1ML+5.50% (7.94%)	1.00	2/22/2024	493,750	483,992	467,416	2.00%
Quidditch Acquisition, Inc. (g)	Beverage, Food & Tobacco	3/16/2018	1ML+7.00% (9.40%)	1.00	3/21/2025	493,750	483,971	498,688	2.13%
SCS Holdings I Inc. (g)	Services: Business	5/22/2019	3ML+4.25% (6.57%)	—	7/1/2026	1,250,000	1,246,875	1,250,256	5.34%
Research Now Group, Inc. (g)	Services: Business	4/2/2019	3ML+5.50% (8.08%)	1.00	12/20/2024	748,101	748,101	748,101	3.20%
Rocket Software, Inc. (g)	High Tech Industries	4/2/2019	1ML+4.25% (6.69%)	—	11/28/2025	1,246,875	1,240,028	1,221,938	5.22%

SESAC Holdco II LLC (g)	Media: Diversified & Production	4/16/2019	1ML+3.25%	1.00	2/23/2024	498,724	489,513	489,685	2.09%
Sorenson Communications, LLC	Consumer	4/26/2019	3ML+6.50% (8.83%)	1.00	4/29/2024	500,000	500,000	496,134	2.12%
Transplace Holdings, Inc. (g)	Transportation: Cargo	4/10/2019	1ML+3.75% (6.15%)	1.00	10/5/2024	498,737	496,276	497,181	2.12%
Travel Leaders Group, LLC (g)	Hotel, Gaming & Leisure	1/19/2017	1ML+4.00% (6.38%)	1.00	1/25/2024	495,000	495,029	496,648	2.12%
Vero Parent Inc. (Sahara) (g)	High Tech Industries	8/11/2017	1ML+4.50% (6.90%)	1.00	8/16/2024	343,901	340,497	343,256	1.47%
Wirepath LLC (g)	Services: Business	7/31/2017	1ML+4.00% (6.44%)	1.00	8/5/2024	491,297	488,866	490,069	2.09%
Total Senior Secured Loans-First Lien							$15,911,289	$15,825,870	67.6%

Senior Secured Loans-Second Lien(k)
Encino Acquisition Partners Holdings, LLC (g)	Energy: Oil & Gas	9/25/2018	1ML+6.75% (9.19%)	1.00	10/29/2025	$500,000	$495,061	$461,250	1.97%
FullBeauty Brands Holding(l)	Retail	2/7/2019	7.00	—	1/31/2025	11,127	9,457	7,677	0.03%
GK Holdings, Inc.	Media: Broadcasting & Subscription	1/30/2015	3ML+10.25% (12.58%)	1.00	1/21/2022	125,000	122,533	96,875	0.41%
Inmar (g)	Media: Advertising, Printing & Publishing	4/25/2017	3ML+8.00% (10.60%)	1.00	5/1/2025	500,000	492,587	470,000	2.01%
McAfee LLC (g)	High Tech Industries	9/27/2017	1ML+8.50% (10.90%)	1.00	9/29/2025	437,500	434,677	444,154	1.90%
Neustar, Inc. (g)	High Tech Industries	3/2/2017	1ML+8.00% (10.44%)	1.00	8/8/2025	749,792	738,678	717,146	3.06%

TP FLEXIBLE INCOME FUND, INC.

 CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

Portfolio Company / Security Type	Industry	Acquisition Date	Coupon/Yield (b)	Floor	Legal Maturity	Principal/ Quantity	Amortized Cost (d)	Fair Value (c)	% of Net Assets
NPC International, Inc. (g)	Hotel, Gaming & Leisure	3/30/2017	1ML+7.50% (9.94%)	1.00	4/18/2025	500,000	497,584	308,125	1.32%
Total Senior Secured Loans-Second Lien							$2,790,577	$2,505,227	10.7%

Senior Unsecured Bonds (a)(j)(k)(m)
Ace Cash Express, Inc.	Financial	12/15/2017	0.12	N/A	12/15/2022	$450,000	$444,957	$402,163	1.72%
Total Senior Unsecured Bonds							$444,957	$402,163	1.72%

Structured subordinated notes (a)(e)(f)(k)(m)

Apidos CLO XXIV	Structured Finance	5/17/2019	23.23%	N/A	10/20/2030	$250,000	$156,400	$162,383	0.69%
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	4/12/2017	21.64%	N/A	7/15/2030	250,000	170,233	179,108	0.77%
Carlyle Global Market Strategies	Structured Finance	1/30/2018	17.03%	N/A	1/22/2030	500,000	493,001	466,165	1.99%
Galaxy XIX CLO, Ltd.	Structured Finance	12/8/2016	14.11%	N/A	7/24/2030	250,000	170,747	128,700	0.55%
GoldenTree Loan Opportunities IX,	Structured Finance	7/27/2017	15.39%	N/A	10/29/2029	250,000	188,924	154,057	0.66%
Madison Park FundingXIII, Ltd.	Structured Finance	11/12/2015	22.24%	N/A	4/22/2030	250,000	178,423	182,950	0.78%
Madison Park FundingXIV, Ltd.	Structured Finance	11/19/2015	16.25%	N/A	10/22/2030	250,000	188,558	180,119	0.77%

Octagon Investment Partners XIV, Ltd.	Structured Finance	12/6/2017	18.01%	N/A	7/16/2029	850,000	556,194	479,186	2.05%
Octagon Investment Partners XV,	Structured Finance	5/23/2019	22.82%	N/A	7/19/2030	500,000	270,348	297,326	1.27%
Octagon Investment Partners XXI, Ltd.	Structured Finance	1/13/2016	16.05%	N/A	2/14/2031	387,538	223,038	206,601	0.88%
Octagon Investment Partners 30,	Structured Finance	11/21/2017	16.18%	N/A	3/17/2030	475,000	456,377	405,248	1.73%
OZLM XII, Ltd.	Structured Finance	1/20/2017	10.59%	N/A	4/30/2027	275,000	219,453	171,524	0.73%
Sound Point CLO II, Ltd.	Structured Finance	5/16/2019	20.73%	N/A	1/26/2031	1,500,000	902,022	881,608	3.77%
Sound Point CLO XVIII, Ltd.	Structured Finance	5/16/2019	19.05%	N/A	1/21/2031	250,000	245,476	246,338	1.05%
Voya IM CLO 2013-1, Ltd.	Structured Finance	6/14/2016	14.81%	N/A	10/15/2030	278,312	188,161	159,683	0.68%
Voya CLO 2016-1, Ltd.	Structured Finance	2/25/2016	20.38%	N/A	1/21/2031	250,000	217,902	221,741	0.95%
THL Credit Wind River 2013-1	Structured Finance	11/3/2017	12.4%	N/A	7/30/2030	325,000	245,179	192,750	0.82%
Total Structured subordinated notes(e)(f)							$5,070,436	$4,715,487	20.14%

Equity/Other(k)(m)

ACON IWP Investors I, L.L.C. (h)(i)	Healthcare & Pharmaceuticals	N/A	N/A	N/A	N/A	$472,357	$472,357	$570,816	2.44%
FullBeauty Brands Holding, Common Stock(i)	Retail	N/A	N/A	N/A	N/A	72	208,754	—	—%

Total Equity/Other							$681,111	$570,816	2.44%

Total Portfolio Investments							$24,898,370	$24,019,563	102.6%

(a)	Indicates assets that the Company believes do not represent “qualifying assets” under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). Of the Company’s total investments as of June 30, 2019, 17% are non-qualifying assets as a percentage of assets.
(b)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or which reset monthly, quarterly, or semiannually. For each such investment, the Company has provided the spread over LIBOR or Prime and the current contractual interest rate in effect at June 30, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. As of June 30, 2019, the one-month (“1ML”), two-month (“2ML”), three-month (“3ML”), and six-month (“6ML”) LIBOR rates were 2.40%, 2.33%, 2.32%, and 2.20%, respectively.
(c)	Fair value and market value are determined by the Company’s board of directors (see Note 2).

(d)	See Note 6 for a discussion of the tax cost of the portfolio.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2019

(e)	The structured subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(f)	All structured subordinated notes are co-investments with other entities managed by an affiliate of the Adviser (see Note 4).
(g)	The senior structured loan is held as collateral at the SPV, TP Flexible Funding, LLC as of June 30, 2019.
(h)	Affiliated investment as defined by the 1940 Act, whereby the Company owns between 5% and 25% of the portfolio company’s outstanding voting securities and the investments are not classified as controlled investments. Affiliated funds that are managed by an affiliate of Triton Pacific Adviser, LLC also hold investments in this security. The aggregate fair value of non-controlled, affiliated investments at June 30, 2019 represented 2.59% of the Company’s net assets. Fair value as of June 30, 2019 along with transactions during the period ended June 30, 2019 in affiliated investments were as follows:

Non-controlled, Affiliated Investments	Number of Shares	Fair Value at March 31, 2019	Gross Additions (Cost)*	Gross Reductions (Cost)**	Unrealized Change in FMV	Net Realized Gain (Loss)	Fair Value at June 30, 2019	Interest & Dividends Credited to Income
ACON IWP Investors I, L.L.C.	472,357	$507,988	$—	$—	$62,828	—	$570,816	$—
Total		$507,988	$—	$—	$62,828	$—	$570,816	$—

*Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(i)	Represents non-income producing security that has not paid a dividend in the year preceding the reporting date.
(j)	All investments in this category are categorized as Level 2 investments in accordance with ASC 820. See Note 2 within the accompanying notes to the consolidated financial statements.
(k)	All investments in this category are valued using significant unobservable inputs and are categorized as Level 3 investments in accordance with ASC 820. See Notes 2 and 7 within the accompanying notes to the consolidated financial statements.
(l)	This investment has contractual payment-in-kind (“PIK”) interest. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date.
(m)	Investment has been designated as an investment not “qualifying” under Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2018 (g)

Portfolio Company / Security Type	Industry	Acquisition Date	Interest Rate/Yield	Floor	Maturity	Principal / Quantity	Amortized Cost (b)	Fair Value (a)	% of Net Assets
Senior Unsecured Bonds (f)
Ace Cash Express, Inc.	Financial	12/15/2017	12.00	N/A	12/15/2022	$500,000	$493,110	$545,750	6.50%
Archrock Partners, LP	Energy	12/22/2016	6.00	N/A	4/1/2021	500,000	497,145	499,027	6.00%
Brand Energy & Infrastructure Services, Inc.	Energy	6/21/2017	8.50	N/A	7/15/2025	1,000,000	1,000,000	1,017,427	12.20%
Calumet Specialty Products	Energy	10/16/2015	7.75	N/A	4/15/2023	550,000	523,838	551,287	6.60%
Carrizo Oil and Gas, Inc.	Energy	9/3/2015	7.50	N/A	9/15/2020	191,000	193,012	192,074	2.30%
CSI Compressco LP	Energy	9/17/2015	7.25	N/A	8/15/2022	750,000	675,537	687,188	8.20%
Ferrellgas Partners LP	Energy	9/9/2015	8.63	N/A	6/15/2020	750,000	750,000	727,500	8.70%
Global Partners LP	Energy	10/2/2015	7.00	N/A	6/15/2023	350,000	330,947	349,540	4.20%
Jonah Energy LLC	Energy	10/3/2017	7.25	N/A	10/15/2025	1,000,000	1,000,000	811,964	9.70%
Martin Midstream Partners LP	Energy	9/10/2015	7.25	N/A	2/15/2021	500,000	484,935	495,000	5.90%
NGL Energy Partners LP	Energy	9/2/2015	6.88	N/A	10/15/2021	750,000	745,753	763,327	9.10%
RSP Permian, Inc.	Energy	9/10/2015	6.63	N/A	10/1/2022	300,000	292,376	315,397	3.80%
Weatherford Bermuda	Energy	11/24/2015	9.88	N/A	3/1/2039	350,000	322,886	340,764	4.10%
Total Senior Unsecured Bonds							$7,309,539	$7,296,245	87.3%

Senior Secured Bonds(f)
Hexion Inc.	Chemicals	9/8/2015	6.63	N/A	4/15/2020	$550,000	$524,156	$516,038	6.20%
Total Senior Secured Bonds							$524,156	$516,038	6.2%

Structured subordinated notes(c)(d)(h)
Carlyle Global Market Strategies CLO 2014-4-R, Ltd.	Structured Finance	4/12/2017	20.67	N/A	7/15/2030	$250,000	$174,970	$184,133	2.20%
Carlyle Global Market Strategies CLO 2017-5, Ltd.	Structured Finance	1/30/2018	15.86	N/A	1/22/2030	500,000	506,401	457,386	5.50%
Galaxy XIX CLO, Ltd.	Structured Finance	12/8/2016	12.13	N/A	7/24/2030	250,000	166,384	139,761	1.70%
GoldenTree 2013-7A, Ltd.(e)	Structured Finance	5/24/2016	–	N/A	10/29/2026	250,000	73,064	55,357	0.70%
GoldenTree Loan Opportunities IX, Ltd.	Structured Finance	7/27/2017	12.84	N/A	10/29/2026	250,000	180,520	168,922	2.00%
Madison Park Funding XIII,Ltd.	Structured Finance	11/12/2015	18.76	N/A	4/22/2030	250,000	176,111	166,338	2.00%
Madison Park Funding XIV,Ltd.	Structured Finance	11/19/2015	17.32	N/A	7/20/2026	250,000	194,188	190,356	2.30%
Octagon Investment Partners XIV, Ltd.	Structured Finance	12/6/2017	18.07	N/A	7/16/2029	850,000	506,864	431,794	5.20%
Octagon Investment Partners XXI, Ltd.	Structured Finance	1/13/2016	19.37	N/A	11/14/2026	300,000	181,468	190,379	2.30%
Octagon Investment Partners 30, Ltd.	Structured Finance	11/21/2017	15.73	N/A	3/17/2030	475,000	454,309	398,348	4.80%
OZLM XII, Ltd.	Structured Finance	1/20/2017	10.53	N/A	4/30/2027	275,000	216,577	166,721	2.00%
Voya IM CLO 2013-1, Ltd.	Structured Finance	6/14/2016	16.2	N/A	10/15/2030	278,312	179,813	163,625	1.90%
Voya CLO 2016-1, Ltd.	Structured Finance	2/25/2016	20.9	N/A	1/21/2031	250,000	208,899	212,472	2.50%
THL Credit Wind River 2013-1 CLO, Ltd.	Structured Finance	11/3/2017	16.13	N/A	7/30/2030	325,000	243,302	202,304	2.40%
Total Structured subordinated notes (c)(d)							$3,462,870	$3,127,896	37.5%

Total Portfolio Investments							$11,296,565	$10,940,179	131%

(a)	Fair value and market value are determined by the Company’s board of directors (see Note 2).
(b)	See Note 6 for a discussion of the tax cost of the portfolio.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS AS OF JUNE 30, 2018 (g)

(c)	The structured subordinated notes and preference/preferred shares are considered equity positions in the Collateralized Loan Obligations (“CLOs”). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.
(d)	All structured subordinated notes are co-investments with other entities managed by an affiliate of the Adviser (see Note 4).
(e)	Security was called for redemption and the liquidation of the underlying loan portfolio is ongoing
(f)	All Level 2 securities are pledged as collateral supporting the amounts outstanding under a revolving credit facility with BNP Paribas Prime Brokerage International, Ltd.
(g)	Reflects the balances of Pathway Capital Opportunity Fund, Inc. as of June 30, 2018 as filed on form N-CSR with the SEC.
(h)	All investments in this category are valued using significant unobservable inputs and are categorized as Level 3 investments per ASC 820. See Notes 2 & 3.

See notes to consolidated financial statements

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

NOTE 1 - NATURE OF OPERATIONS

TP Flexible Income Fund, Inc. (f/k/a Triton Pacific Investment Corporation, Inc.) (the “Company”, “our”, “us”, “we”), incorporated in Maryland on April 29, 2011, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Our investment objective is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. We intend to meet our investment objective by primarily lending to and investing in the debt of privately-owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $2.5 billion. We expect that at least 70% of our portfolio of investments will consist primarily of syndicated senior secured first lien loans, syndicated senior secured second lien loans, and to a lesser extent, subordinated debt, and that up to 30% of our portfolio of investments will consist of other securities, including private equity (both common and preferred), dividend-paying equity, royalties, and the equity and junior debt tranches of a type of pools of broadly syndicated loans known as collateralized loan obligations (“CLOs”). Pursuant to our Articles of Incorporation, as amended, restated and supplemented, the Company is authorized to issue 75,000,000 shares of common stock with a par value of $0.001 per share. Additionally, the Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $0.001 per share. The Company is currently offering for sale a maximum of $300,000,000 of shares of common stock on a “best efforts” basis pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Offering”). On June 25, 2014, the Company met its minimum offering requirement of $2,500,000 and released all shares held in escrow.

On August 10, 2018, we (in our capacity as Triton Pacific Investment Corporation, Inc., which we refer to as “TPIC”) entered into an agreement and plan of merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY agreed to merge with and into TPIC (the “Merger”), and, as the combined legal surviving company, we were renamed as TP Flexible Income Fund, Inc. (we were formerly known as Triton Pacific Investment Corporation, Inc.). The agreement and plan of merger was amended and restated effective February 12, 2019. On March 15, 2019 the Merger was approved by the stockholders of TPIC and PWAY and was consummated effective as of March 31, 2019 at 11:59 p.m. eastern time (the “Effective Time”). As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Effective Time, shares of PWAY common stock are no longer outstanding and cease to exist.

Although PWAY merged into TPIC in connection with the Merger, PWAY is considered the accounting survivor of the Merger and its historical financial statements are included and discussed in this report and the Company adopted PWAY’s fiscal year end of June 30. We will refer to the surviving merged accounting entity as “FLEX” within these footnotes that accompany our consolidated financial statements.

The Adviser was formed in Delaware as a private investment management firm and is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, or the Advisers Act. The Adviser oversees the management of the Company’s activities and is responsible for making the investment decisions for the portfolio. Prospect Administration LLC, an affiliate of the Adviser, serves as our administrator. Prospect Administration has entered into a sub-administration agreement with SS&C Technologies, Inc.

As a result of the Merger several significant changes occurred:

●	New Investment Adviser. Prospect Flexible Income Management, LLC, who we refer to as the Adviser, now serves as our investment adviser. The Adviser is an affiliate of PWAY and the investment professionals of PWAY’s investment adviser have investment discretion at the Adviser.

●	Increased Leverage. Following the Merger, our asset coverage ratio requirement was reduced from 200% to 150%, which allows us to incur double the maximum amount of leverage that was previously permitted. As a result, we are able to borrow substantially more money and take on substantially more debt than we had previously been able to. Leverage may increase the risk of loss to investors and is generally considered a speculative investment technique.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

●	Special Repurchase Offer. As a condition to being able to increase our leverage, we will offer to repurchase certain of our outstanding shares. In connection with this Special Repurchase Offer, stockholders should be aware that:

○	Only former stockholders of TPIC as of March 15, 2019, the date of TPIC’s 2019 annual stockholder meeting (the “Eligible Stockholders”), will be allowed to participate in the Special Repurchase Offer, and they may have up to 100% of their shares repurchased. Former stockholders of PWAY and stockholders who purchase shares in our continuous public offering were not be able to participate in the Special Repurchase Offer.

○	If a substantial number of the Eligible Stockholders take advantage of this opportunity, it could minimize or eliminate the expected benefits of the Merger and it could:

▪	significantly decrease our asset size;

▪	require us to sell our investments earlier than the Adviser would have otherwise desired, which may result in selling investments at inopportune times or significantly depressed prices and/or at losses; or

▪	cause us to incur additional leverage solely to meet repurchase requests.

●	New Board of Directors. As a result of the Merger, the composition of our board of directors changed and now consists of Craig J. Faggen, TPIC’s former President and Chief Executive Officer, M. Grier Eliasek, PWAY’s former President and Chief Executive Officer, Andrew Cooper, William Gremp and Eugene Stark. Messrs. Cooper, Gremp and Stark are all former independent directors of PWAY.

On May 16, 2019, we formed a wholly-owned subsidiary TP Flexible Funding, LLC (the “SPV”), a Delaware limited liability company and a bankruptcy remote special purpose entity, which holds certain of our portfolio loan investments that are used as collateral for the revolving credit facility at the SPV. This subsidiary has been consolidated since operations commenced.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company is considered an investment company under the 1940 Act and follows the accounting and reporting guidance applicable to investment companies under Accounting Standards Codification (“ASC”) 946, Financial Services - Investment Companies (“ASC 946”) and Articles 3, 6 and 12 of Regulation S-X. Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us. Our consolidated financial statements include the accounts of the FLEX and the SPV. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications. Certain reclassifications have been made in the presentation of prior consolidated financial statements and accompanying notes to conform to the presentation as of and for the year ended June 30, 2019.

Management Estimates and Assumptions. The preparation of the consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income, expenses, and gains and losses during the reported period. Changes in the economic environment, financial markets, creditworthiness of the issuers of our investment portfolio and any other parameters used in determining these estimates could cause actual results to differ, and these differences could be material.

Cash. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation. The Company maintains cash balances that may exceed federally insured limits.

Valuation of Portfolio Investments. The Company determines the fair value of its investment portfolio each quarter. Securities that are publicly-traded are valued at the reported closing price on the valuation date. The fair values of the Company’s investments are determined in good faith by the Company’s board of directors. The Company’s board of directors is solely responsible for the valuation of the Company’s portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and consistently applied valuation process.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

In connection with that determination, the Adviser provides the Company’s board of directors with portfolio company valuations which are based on relevant inputs which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

We follow guidance under U.S. GAAP, which classifies the inputs used to measure fair values into the following hierarchy:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2. Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities on an inactive market, or other observable inputs other than quoted prices.

Level 3. Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Securities traded on a national securities exchange are valued at the last sale price on such exchange on the date of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities traded on the Nasdaq market are valued at the Nasdaq official closing price (“NOCP”) on the day of valuation or, if there was no NOCP issued, at the last sale price on such day. Securities traded on the Nasdaq market for which there is no NOCP and no last sale price on the day of valuation are valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price.

Securities traded in the over-the-counter market are valued by an independent pricing agent or more than one principal market maker, if available, otherwise a principal market maker or a primary market dealer. We value over-the-counter securities by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by an independent pricing agent and screened for validity by such service.

For most of our investments, market quotations are not readily available. With respect to such investments, or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process for each quarter, as described below, and such investments are classified in Level 3 of the fair value hierarchy:

1.	Each portfolio company or investment is reviewed by investment professionals of the Adviser with the independent valuation firms engaged by our board of directors.

2.	The independent valuation firms prepare independent valuations based on their own independent assessments and issue their reports.

3.	The audit committee of our board of directors (the “Audit Committee”) reviews and discusses with the independent valuation firms the valuation reports, and then makes a recommendation to our board of directors of the value for each investment.

4.	Our board of directors discusses valuations and determines the fair value of such investments in our portfolio in good faith based on the input of the Adviser, the respective independent valuation firms and the Audit Committee.

Our non-CLO investments are valued utilizing a broker quote, yield technique, enterprise value (“EV”) technique, net asset value technique, liquidation technique, discounted cash flow technique, or a combination of techniques, as appropriate. The yield technique uses loan spreads for loans and other relevant information implied by market data involving identical or comparable assets or liabilities. Under the EV technique, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e., “waterfall” allocation). To determine the EV, we typically use a market (multiples) valuation approach that considers relevant and applicable market trading data of guideline public companies, transaction metrics from precedent merger and acquisitions transactions, and/or a discounted cash flow technique. The net asset value technique, an income approach, is used to derive a value of an underlying investment by dividing a relevant earnings stream by an appropriate capitalization rate. The liquidation technique is intended to approximate the net recovery value of an investment based on, among other things, assumptions regarding liquidation proceeds based on a hypothetical liquidation of a portfolio company’s assets.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate discount rate. The fair value measurement is based on the net present value indicated by current market expectations about those future amounts.

Generally, our investments in loans are classified as Level 3 fair value measured securities under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”).

The types of factors that are taken into account in fair value determination include, as relevant, market changes in expected returns for similar investments, performance improvement or deterioration, security covenants, call protection provisions, and information rights, the nature and realizable value of any collateral, the issuer’s ability to make payments and its earnings and cash flows, the principal markets in which the issuer does business, comparisons to traded securities, and other relevant factors.

Our investments in CLOs are classified as Level 3 fair value measured securities under ASC 820 and are valued using a discounted multi-path cash flow model. The CLO structures are analyzed to identify the risk exposures and to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations, which is a simulation used to model the probability of different outcomes, to generate probability-weighted (i.e., multi-path) cash flows from the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market as well as certain benchmark credit indices are considered, to determine the value of each CLO investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the multi-path cash flows. We are not responsible for and have no influence over the asset management of the portfolios underlying the CLO investments we hold, as those portfolios are managed by non-affiliated third-party CLO collateral managers. The main risk factors are default risk, prepayment risk, interest rate risk, downgrade risk, and credit spread risk.

Valuation of Other Financial Assets and Financial Liabilities. ASC 825, Financial Instruments, specifically ASC 825-10-25, permits an entity to choose, at specified election dates, to measure eligible items at fair value (the “Fair Value Option”). We have not elected the Fair Value Option to report selected financial assets and financial liabilities.

Investment Risks

Our investments are subject to a variety of risks. Those risks include the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that we would incur if the counterparties failed to perform pursuant to the terms of their agreements with us.

Liquidity Risk

Liquidity risk represents the possibility that we may not be able to rapidly adjust the size of our investment positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Prepayment Risk

Many of our debt investments allow for prepayment of principal without penalty. Downward changes in interest rates may cause prepayments to occur at a faster than expected rate, thereby effectively shortening the maturity of the security and making us less likely to fully earn all of the expected income of that security and reinvesting in a lower yielding instrument.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Structured Credit Related Risk

CLO investments may be riskier and less transparent to us than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLO investments are and will be payable solely from the cash flows from such senior secured loans.

Investment Classification. We are a non-diversified company within the meaning of the 1940 Act. As required by the 1940 Act, we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are those where there is the ability or power to exercise a controlling influence over the management or policies of a company. Control is generally deemed to exist when a company or individual possesses or has the right to acquire within 60 days or less, a beneficial ownership of more than 25% of the voting securities of an investee company. Under the 1940 Act, “Affiliate Investments” are defined by a lesser degree of influence and are deemed to exist through the possession outright or via the right to acquire within 60 days or less, beneficial ownership of 5% or more of the outstanding voting securities of another person. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments.

As a BDC, we must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). As of June 30, 2019, our qualifying assets as a percentage of total assets, stood at 82.79%.

Investment Transactions. Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Amounts for investments traded but not yet settled are reported in Payable for investments purchased and Receivable for investments sold in the Consolidated Statements of Assets and Liabilities.

Revenue Recognition. The Company records interest income on an accrual basis to the extent it expects to collect such amounts. The Company records dividend income on the ex-dividend date. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount are capitalized and the Company accretes such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount are recorded as interest income. Upfront structuring fees are recorded as fee income when earned. The Company records prepayment premiums on loans and securities as fee income when it receives such amounts.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Accretion of such purchase discounts or amortization of such premiums is calculated using the effective interest method as of the settlement date and adjusted only for material amendments or prepayments. Upon the prepayment of a bond, any unamortized discount or premium is recorded as interest income.

Interest income from investments in the “equity” positions of CLOs (typically income notes or subordinated notes) is recorded based on an estimation of an effective yield to expected maturity utilizing assumed future cash flows in accordance with ASC 325-40, Beneficial Interest in the Securitized Financial Assets. The Company monitors the expected cash inflows from CLO equity investments, including the expected residual payments, and the estimated effective yield is determined and updated periodically. In accordance with ASC 325-40, Beneficial Interest in Securitized Financial Assets, investments in CLOs are periodically assessed for other-than-temporary impairment (“OTTI”). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down to its fair value as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss

Paid-In-Kind Interest. The Company has certain investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision, which represents contractual interest or dividends that are added to the principal balance and recorded as income. For the year ended June 30, 2019 and 2018, PIK interest included in interest income totaled $166 and $0, respectively. The Company stops accruing PIK interest when it is determined that PIK interest is no longer collectible. To maintain RIC tax treatment, and to avoid corporate tax, substantially all of this income must be paid out to the stockholders in the form of distributions, even though the Company has not yet collected the cash.

Net Realized Gains or Losses, and Net Change in Unrealized Appreciation or Depreciation. Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized.

Due to and from Adviser. Amounts due from the Adviser are for amounts waived under the ELA (as such term is defined in Note 4) and amounts due to the Adviser are for base management fees, incentive fees, operating expenses paid on our behalf and offering and organization expenses paid on our behalf. The due to and due from Adviser balances are presented gross on the Consolidated Statements of Assets and Liabilities. All balances due from the Adviser are settled quarterly.

Offering Costs and Expenses. The Company will incur certain costs and expenses in connection with registering to sell shares of its common stock. These costs and expenses principally relate to certain costs and expenses for advertising and sales, printing and marketing costs, professional and filing fees. Offering costs incurred by the Company were capitalized to deferred offering costs on the Consolidated Statements of Assets and Liabilities and amortized to expense over the 12 month period following such capitalization on a straight line basis. Prior to the Merger, there were offering and organizational costs due to the PWAY Adviser (as such term is defined in Note 4). With the approval of the Merger Agreement, the offering of PWAY ended and the offering and organization costs are no longer reimbursable, which resulted in a reversal of offering costs of $1,975,233.

Federal and State Income Taxes. The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to comply with the requirements of the Code applicable to RICs. As a RIC, the Company is required to distribute at least 90% of its investment company taxable income and intends to distribute (or retain through a deemed distribution) all of its investment company taxable income and net capital gain to stockholders; therefore, the Company has made no provision for income taxes. The character of income and gains that the Company will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividends and distributions and other permanent book and tax differences are reclassified to paid-in capital.

If the Company does not distribute (or is not deemed to have distributed) at least 98% of its annual ordinary income and 98.2% of its net capital gains in the calendar year earned, it will generally be required to pay an excise tax equal to 4% of the amount by which 98% of its annual ordinary income and 98.2% of its capital gains exceeds the distributions from such taxable income for the year. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, it accrues excise taxes, if any, on estimated excess taxable income. As of June 30, 2019, the Company does not expect to have any excise tax due for the 2019 calendar year. Thus, the Company has not accrued any excise tax for this period.

If the Company fails to satisfy the annual distribution requirement or otherwise fails to qualify as a RIC in any taxable year, it would be subject to tax on all of its taxable income at regular corporate income tax rates. The Company would not be able to deduct distributions to stockholders, nor would it be required to make distributions. Distributions would generally be taxable to the Company’s individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of its current and accumulated earnings and profits, provided certain holding period and other requirements are met. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. To qualify again to be taxed as a RIC in a subsequent year, the Company would be required to distribute to our shareholders our accumulated earnings and profits attributable to non-RIC years. In addition, if the Company failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, it would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

The Company follows ASC 740, Income Taxes (“ASC 740”). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than- not threshold are recorded as a tax benefit or expense in the current year. As of June 30, 2019, the Company did not record any unrecognized tax benefits or liabilities. Management’s determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although the Company files both federal and state income tax returns, its major tax jurisdiction is federal. The Company’s federal tax returns for the tax years ended December 31, 2015 and thereafter remain subject to examination by the Internal Revenue Service.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Dividends and Distributions. Dividends and distributions to common stockholders are recorded on the record date. The amount, if any, to be paid as a monthly dividend or distribution is approved by our Board of Directors quarterly and is generally based upon our management’s estimate of our future taxable earnings. Net realized capital gains, if any, are distributed at least annually.

Financing Costs. We recorded origination expenses related to our Revolving Credit Facility as deferred financing costs. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation of our Revolving Credit Facility. (See Note 11 for further discussion).

Per Share Information. Net increase or decrease in net assets resulting from operations per share is calculated using the weighted average number of common shares outstanding for the period presented. In accordance with ASC 946, convertible securities are not considered in the calculation of net asset value per share. As of June 30, 2019, there were no issued convertible securities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends the financial instruments impairment guidance so that an entity is required to measure expected credit losses for financial assets based on historical experience, current conditions and reasonable and supportable forecasts. As such, an entity will use forward-looking information to estimate credit losses. ASU 2016-13 also amends the guidance in FASB ASC Subtopic No. 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, related to the subsequent measurement of accretable yield recognized as interest income over the life of a beneficial interest in securitized financial assets under the effective yield method. ASU 2016-13 is effective for financial statements issued for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact, if any, of adopting this ASU on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses certain aspects of cash flow statement classification. One such amendment requires cash payments for debt prepayment or debt extinguishment costs to be classified as cash outflows for financing activities. ASU 2016-15 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of the amended guidance in ASU 2016-15 did not have a significant effect on our consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends accounting guidance for revenue recognition arising from contracts with customers. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB also issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of the standard for one year. As a result, the guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The application of this guidance did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The standard will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU No. 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted upon issuance of this ASU. We are currently evaluating the impact of adopting this ASU on our consolidated financial statements.

SEC Disclosure Update and Simplification

In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, Disclosure Update and Simplification, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. The amendments are intended to facilitate the disclosure of information to investors and simplify compliance. We have adopted the amendments during the year ended June 30, 2019 and have retrospectively applied the presentation to prior period statements presented.

Prior to adoption and in accordance with previous SEC rules, we presented distributable earnings (loss) on the Consolidated Statements of Assets and Liabilities, as three components: 1) accumulated overdistributed net investment income; 2) accumulated net unrealized gain (loss) on investments; and 3) accumulated net realized gain (loss) on investments. We also presented distributions from earnings on the Consolidated Statements of Changes in Net Assets as distributions from net investment income. In accordance with the SEC Release, distributable earnings and distributions from distributable earnings are shown in total on the Consolidated Statements of Assets and Liabilities and Consolidated Statements of Changes in Net Assets, respectively. The changes in presentation have been retrospectively applied to the prior period statements presented.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

NOTE 3 - SHARE TRANSACTIONS

Below is a summary of transactions with respect to shares of common stock during the years ended June 30, 2019 and June 30, 2018:

	FLEX Class A Common Shares		PWAY Class A Shares(1)		PWAY Class I Shares(1)		Total
Year Ended June 30, 2019	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	2,530	$28,080	—	$—	—	$—	2,530	$28,080
Shares issued from reinvestment of distributions	14,048	150,562	14,376	168,381	161	1,890	28,585	320,833
Repurchase of common shares	(49,916)	(495,169)	(68,301)	(806,866)	(343)	(4,350)	(118,560)	(1,306,385)
Recapitalization and merger (1)	775,193	8,123,135	(570,431)	(7,679,839)	(32,834)	(443,296)	171,928	—
Net increase (decrease) from capital transactions	741,855	$7,806,608	(624,356)	$(8,318,324)	(33,016)	$(445,756)	84,483	$(957,472)

(1)	As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist (Refer to Note 9).

	Class R Shares		Class RIA Shares		Class A Shares		Class I Shares		Total
Year Ended June 30, 2018	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	41,068	$629,900	—	$—	11,712	$160,000	—	$—	52,780	$789,900
Shares issued from reinvestment of distributions	9,224	124,160	94	1,264	11,752	156,592	125	1,658	21,195	283,674
Repurchase of common shares	(10,046)	(136,524)	—	—	(27,935)	(367,017)	—	—	(37,981)	(503,541)
Transfer of shares (out)(1)	(628,825)	(8,501,714)	(6,454)	(87,258)	—	—	(26,437)	(357,428)	(661,716)	(8,946,400)
Transfer of shares in(1)	—	—	—	—	628,825	8,501,714	32,891	444,686	661,716	8,946,400
Net increase/ (decrease) from capital transactions	(588,579)	$(7,884,178)	(6,360)	$(85,994)	624,354	$8,451,289	6,579	$88,916	35,994	$570,033

(1)	This represents the transfer of shares that occurred as part of the conversion to an interval fund.

Status of Continuous Public Offering

The proceeds from the issuance of common stock as presented on the accompanying statements of changes in net assets and statements of cash flows are presented net of selling commissions and dealer manager fees as noted in the table above for the year ended June 30, 2019, and 2018.

The increase in capital in excess of par value during the year ended June 30, 2019, and 2018 also includes reinvested stockholder distributions as noted in the table above for the year ended June 30, 2019, and 2018.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Merger Shares

Upon consummation of the Merger, each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock. This resulted in 775,193 shares of TPIC common stock being issued to former PWAY investors and all outstanding PWAY shares were retired. For financial reporting purposes, the conversion of PWAY shares to TPIC shares was accounted for as a recapitalization of PWAY (see Note 9).

Share Repurchase Program

The Company intends to continue to conduct quarterly tender offers pursuant to its share repurchase program. The Company’s board of directors will consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase shares of common stock and under what terms:

●	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);
●	the liquidity of the Company’s assets (including fees and costs associated with disposing of assets);
●	the Company’s investment plans and working capital requirements;
●	the relative economies of scale with respect to the Company’s size;
●	the Company’s history in repurchasing shares of common stock or portions thereof; and
●	the condition of the securities markets.

The Company currently intends to limit the number of shares of common stock to be repurchased during any calendar year to the number of shares of common stock it can repurchase with the proceeds it receives from the issuance of shares of common stock under its distribution reinvestment plan. At the discretion of the Company’s board of directors, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares of common stock. In addition, the Company will limit the number of shares of common stock to be repurchased in any calendar year to 10% of the weighted average number of shares of common stock outstanding in the prior calendar year, or 2.5% in each calendar quarter, though the actual number of shares of common stock that the Company offers to repurchase may be less in light of the limitations noted above.

Our board of directors reserves the right, in its sole discretion, to limit the number of shares to be repurchased for each class by applying the limitations on the number of shares to be repurchased, noted above, on a per class basis. We further anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that stockholders submit for repurchase. If we do not repurchase the full amount of the shares that stockholders have requested to be repurchased, or we determine not to make repurchases of our shares, stockholders may not be able to dispose of their shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

Special Repurchase Offer

At the 2019 Annual Meeting, TPIC’s stockholders approved a proposal allowing us to modify our asset coverage ratio requirement from 200% to 150%. Because our securities are not listed on a national securities exchange, pursuant to the requirements of the SBCA we are required to conduct four Special Repurchase Offers that, taken together, allow all of the Eligible Stockholders (former stockholders of TPIC as of March 15, 2019, the date of the 2019 Annual Meeting) to have those shares that such Eligible Stockholders held as of that date to be repurchased by us. PWAY stockholders who became our stockholders in connection with the Merger are not eligible to participate in these Special Repurchase Offers. In addition, shares of our common stock acquired after the date of the 2019 Annual Meeting are not eligible for repurchase in these Special Repurchase Offers. These Special Repurchase Offer are separate and apart from our share repurchase program discussed above.

The Special Repurchase Offer consists of four quarterly tender offers, the first of which occurred in the second fiscal quarter of 2019, with the remainder occurring in each of the following three fiscal quarters. Each of the four tender offers that is part of the Special Repurchase Offer allows the Eligible Stockholders to tender for repurchase up to 25% of their shares held as of the date of the 2019 Annual Meeting. The repurchase price for any shares tendered during the Special Repurchase Offer is equal to the net asset value per share of our common stock as of the date of each such repurchase.

In connection with each tender offer that is part of the Special Repurchase Offer, we plan to provide notice to all Eligible Stockholders describing the terms of the Special Repurchase Offer and other information such Eligible Stockholders should consider in deciding whether to tender their shares to us in the Special Repurchase Offer. These documents are made available on our website at

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

www.flexbdc.com. Each Eligible Stockholder has not less than 20 business days from the date of that notice to elect to tender their shares back to us.

The payment for the eligible shares that are tendered in each Special Repurchase Offer is expected to be paid promptly at the end of the applicable Special Repurchase Offer in accordance with the 1940 Act. At the discretion of our board of directors, we may use cash on hand, cash available from borrowings, cash available from the issuance of new shares of our common stock and cash from the sale of our investments to fund the aggregate purchase price payable as a result of any Special Repurchase Offer. If substantial numbers of the Eligible Stockholders take advantage of this opportunity, it could significantly decrease our asset size, require us to sell our investments earlier than our Adviser would have otherwise desired, which may result in selling investments at inopportune times or significantly depressed prices and/or at losses, or cause us to incur additional leverage solely to meet repurchase requests.

Below is a summary of transactions with respect to shares of common stock during the years ended June 30, 2019 and June 30, 2018:

Quarterly Offer Date	Repurchase Date	Shares Repurchased	Percentage of Shares Tendered That Were Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares

Year ended June 30, 2019
				Class A:$12.67
June 30, 2018(1)	August 7, 2018	31,715	100%	Class I: $12.70	$401,849
September 30, 2018(1)	November 13, 2018	19,180	100%	Class A:$11.35	217,695
December 31, 2018(1)	February 15, 2019	17,749	100%	Class A:$10.80	191,672
June 30, 2019(2)	June 27, 2019	49,916	100%	Class A:$9.93	495,169
Total for year ended June 30, 2019		118,560			$1,306,385

Year ended June 30, 2018
June 30, 2017	July 31, 2017	4,801	61%	$13.61	$65,335
September 30, 2017	October 30, 2017	5,246	81%	$13.57	71,189
December 31, 2017	January 23, 2018	5,689	100%	$13.56	77,152
March 31, 2018	April 30, 2018	22,245	100%	$13.03	289,865
Total for year ended June 30, 2018		37,981			$503,541

(1)	As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired in exchange for 1.2848 and 1.2884 shares, respectively, of TPIC Class A common stock as consideration for the Merger. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

(2)	Subsequent to the Merger on March 31, 2019, FLEX Class A common shares were tendered in a Special Repurchase Offer.

In connection with the offer by the Company to purchase up to 402,918 shares of the Company’s issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”), at a price equal to the net asset value per Share determined as of June 27, 2019. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 24, 2019 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on June 24, 2019 and a total of 49,916 Shares were validly tendered and not withdrawn pursuant to the Offer. On July 5, 2019, in accordance with the terms of the Offer, the Company purchased all of the Shares validly tendered and not withdrawn at a price equal to $9.93 per Share for an aggregate purchase price of approximately $495,169.

We commenced our second Special Repurchase Offer on September 6, 2019 and that offer is currently expected to close on October 4, 2019.

Administration Agreement

On September 2, 2014, PWAY entered into an administration agreement (the “Administration Agreement”) with Prospect Administration LLC (the “Administrator”), an affiliate of the Adviser. Pursuant to the agreement and plan of merger as amended and

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

restated, between TPIC and PWAY, Prospect Administration LLC became the administrator for the Company. The Administrator performs, oversees and arranges for the performance of administrative services necessary for the operation of the Company. These services include, but are not limited to, accounting, finance and legal services. For providing these services, facilities and personnel, the Company reimburses the Administrator for the Company’s actual and allocable portion of expenses and overhead incurred by the Administrator in performing its obligations under the Administration Agreement, including rent and the Company’s allocable portion of the costs of its Chief Financial Officer and Chief Compliance Officer and her staff. For the years ended June 30, 2019, 2018 and 2017, administrative costs incurred by the Company to the Administrator were $442,047, $357,995 and $427,885, respectively. As of June 30, 2019 and June 30, 2018, $341,235 and $45,833 was payable to the Administrator.

Investment Advisory Agreement

The Company has entered into an Investment Advisory Agreement with our Adviser (the “Investment Advisory Agreement”). We will pay our Adviser a fee for its services under the Investment Advisory Agreement consisting of two components-a base management fee and an incentive fee. The cost of both the base management fee payable to the Adviser and any incentive fees it earns will ultimately be borne by our stockholders.

Base Management Fee. The base management fee is calculated at an annual rate of 1.75% (0.4375% quarterly) of our average total assets, which includes any borrowings for investment purposes. Prior to the Merger, PWAY paid 2% annually. For the first quarter of our operations commencing with the date of the Investment Advisory Agreement, the base management fee was calculated based on the average value of our total assets as of the date of the Investment Advisory Agreement and at the end of the calendar quarter in which the date of the Investment Advisory Agreement fell, and was appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Subsequently, the base management fee is payable quarterly in arrears, and will is calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters, and is appropriately adjusted for any share issuances or repurchases during the then current calendar quarter. Base management fees for any partial month or quarter is appropriately pro-rated. At the Adviser’s option, the base management fee for any period may be deferred, without interest thereon, and paid to the Adviser at any time subsequent to any such deferral as the Adviser determines. For the nine months ended June 30, 2019, PWAY paid routine non-compensation overhead expenses of the Adviser in an amount up to 0.0625% per quarter (0.25% annualized) of PWAY’s average total assets. PWAY paid an annual rate of 0.0625% which is no longer in effect post Merger. The Company incurred Base Management fees of $128,852 for the three months ended June 30, 2019, which was waived by the Adviser.

The total base management fee incurred to the favor of PWAY’s Investment Adviser was $281,078, $264,101 and $213,802 during the years ended June 30, 2019, 2018 and 2017, respectively. During the year ended June 30, 2019, $128,852 base management fees were waived, netting to a total of $152,226. There were $0 and $61,540 in base management fees due to PWAY’s investment adviser as of June 30, 2019 and 2018, respectively.

Incentive Fee- Subordinated Incentive Fee on Income. The first part of the incentive fee, which is referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding calendar quarter. For this purpose “pre-incentive fee net investment income” means interest income, dividend income and distribution cash flows from equity investments and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive) accrued during the calendar quarter, deducted by the operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the organization and offering expenses and incentive fees on income). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding calendar quarter, is compared to a preferred return, or “hurdle,” of 1.5% per quarter (6.0% annualized) and a “catch-up” feature measured as of the end of each calendar quarter as discussed below. The subordinated incentive fee on income for each calendar quarter is paid to our Adviser as follows: (1) no incentive fee is payable to our Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the fixed preferred return rate of 1.5%; (2) 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the fixed preferred return but is less than or equal to 1.875% in any calendar quarter (7.5% annualized); and (3) 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter (7.5% annualized). This reflects that once the fixed preferred return is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to our Adviser. These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Incentive Fee- Capital Gains Incentive Fee. The second part of the incentive fee, which is referred to as the capital gains incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), and equals 20.00% of our realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation at the end of such year. In determining the capital gains incentive fee payable to our Adviser, we calculate the aggregate realized capital gains, aggregate realized capital losses and aggregate unrealized capital depreciation, as applicable, with respect to each investment that has been in our portfolio. For the purpose of this calculation, an “investment” is defined as the total of all rights and claims which may be asserted against a portfolio company arising from our participation in the debt, equity, and other financial instruments issued by that company. Aggregate realized capital gains, if any, equal the sum of the differences between the aggregate net sales price of each investment and the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate realized capital losses equal the sum of the amounts by which the aggregate net sales price of each investment is less than the aggregate amortized cost basis of such investment when sold or otherwise disposed. Aggregate unrealized capital depreciation equals the sum of the differences, if negative, between the aggregate valuation of each investment and the aggregate amortized cost basis of such investment as of the applicable calendar year-end. At the end of the applicable calendar year, the amount of capital gains that serves as the basis for our calculation of the capital gains incentive fee involves netting aggregate realized capital gains against aggregate realized capital losses on a since-inception basis and then reducing this amount by the aggregate unrealized capital depreciation. If this number is positive, then the capital gains incentive fee payable is equal to 20.00% of such amount, less the aggregate amount of any capital gains incentive fees paid since inception. As of June 30, 2019, no incentive fee for capital gains was accrued due net unrealized depreciation. Operating expenses are not taken into account when determining capital gains incentive fees.

There were no incentive fees accrued for the years ended June 30, 2019, 2018 and 2017.

Co-Investments

On February 10, 2014, the parent company of the Adviser received an exemptive order from the SEC (the “Order”) granting the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, including Prospect Capital Corporation (“PSEC”) and Priority Income Fund, Inc. (“PRIS”), subject to the conditions included therein. Under the terms of the relief permitting the Company to co-invest with other funds managed by the Adviser or its affiliates, a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching of the Company or its stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Company will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

As of June 30, 2019, the Company had co-investments with PRIS in the following: Apidos CLO XXIV, Carlyle Global Market Strategies CLO 2017-5, Ltd., Galaxy XIX CLO, Ltd., GoldenTree Loan Opportunities IX, Ltd., Madison Park Funding XIII, Ltd., Madison Park Funding XIV, Ltd., Octagon Investment Partners XIV, Ltd., Octagon Investment Partners XV, Ltd., Octagon Investment Partners XXI, Ltd., Octagon Investment Partners 30, Ltd., OZLM XII, Ltd., Sound Point CLO II, Ltd., Sound Point CLO XVIII, Ltd., THL Credit Wind River 2013-1 CLO, Ltd., Voya IM CLO 2013-1, Ltd. and Voya CLO 2016-1, Ltd.; however only Voya CLO 2016-1, Ltd. is a co-investment pursuant to the Order because all the others were purchased on the secondary market.

As of June 30, 2019, the Company had a co-investment with PSEC in Carlyle Global Market Strategies CLO 2014-4-R, Ltd. (f/ k/a Carlyle Global Market Strategies CLO 2014-4, Ltd.) and Octagon Investment Partners XV, Ltd.; however these investments are not considered co-investments pursuant to the Order as they were purchased on the secondary market.

Allocation of Expenses

The cost of valuation services for CLOs is initially borne by PRIS, which then allocates to the Company its proportional share of such expense. During the years ended June 30, 2019, 2018 and 2017, PRIS incurred $61,311, $60,004 and $26,198, respectively, in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

expenses related to valuation services that are attributable to the Company. The Company reimburses PRIS for these expenses and includes them as part of valuation services on the Statement of Operations. As of June 30, 2019 and 2018, $32,314 and $16,258, respectively of expense is due to PRIS, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of filing software is initially borne by PSEC, which then allocates to the Company its proportional share of such expense. During the years ended June 30, 2019, 2018 and 2017, PSEC incurred $9,390, $10,162 and $5,467, respectively, in expenses related to the filing services that are attributable to the Company. The Company reimburses PSEC for these expenses and includes them as part of general and administrative expenses on the Statement of Operations. As of June 30, 2019 and 2018, $2,348 and $4,695 of expense was due to PSEC, respectively, which is presented as part of due to affiliates on the Statement of Assets and Liabilities.

The cost of portfolio management software is initially borne by the Company, which then allocates to PSEC its proportional share of such expense. During the years ended June 30, 2019, 2018 and 2017, the Company incurred $11,058, $23,603 and $0, respectively, in expenses related to the portfolio management software that is attributable to PSEC. PSEC reimburses the Company for these expenses and included them as part of general and administrative expenses on the Statement of Operations. As of June 30, 2019 and June 30, 2018, $0 and $12,018 of expense is due from PSEC, respectively, which is presented as due from affiliate on the Statement of Assets and Liabilities.

Officers and Directors

Certain officers and directors of the Company are also officers and directors of the Adviser and its affiliates. There were no fees paid to the independent directors of the Company as the Company did not exceed the minimum net asset value required (i.e., greater than $100 million) to receive a fee for the year ended June 30, 2019. The officers do not receive any direct compensation from the Company.

Expense Limitation and Expense Reimbursement Agreements

Expense Reimbursement Agreement with TPIC and the Former Adviser

On March 27, 2014, TPIC and the Former Adviser entered into an Expense Reimbursement Agreement. The Expense Reimbursement Agreement was amended and restated effective April 5, 2018. Under the Expense Reimbursement Agreement, as amended, the Former Adviser, in consultation with TPIC, could pay up to 100% of both of TPIC’s organizational and offering expenses and TPIC’s operating expenses, all as determined by TPIC and the Former Adviser. The Expense Reimbursement Agreement stated that until the net proceeds to TPIC from its offering were at least $25 million, the Former Adviser could pay up to 100% of both of TPIC’s organizational and offering expenses and TPIC’s operating expenses. After TPIC received at least $25 million in net proceeds from its offering, the Former Adviser could, with TPIC’s consent, continue to make expense support payments to TPIC in such amounts as was acceptable to TPIC and the Former Adviser. The Expense Reimbursement Agreement terminated on December 31, 2018. The Former Adviser had agreed to reimburse a total of $5,292,192 as of December 31, 2018. However, as part of the Merger, the Former Adviser agreed to waive any amounts owed to it under the Expense Reimbursement Agreement.

PWAY’s Expense Support and Expense Limitation Agreement

PWAY entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with Pathway Capital Opportunity Fund Management, LLC (the “PWAY Adviser”), whereby the PWAY Adviser agreed to reimburse PWAY for operating expenses in an amount equal to the difference between distributions to its stockholders for which a record date has occurred in each quarter less the sum of PWAY’s net investment income, the net realized capital gains/losses and dividends and other distributions paid to us from its portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there were no dividends or other distributions to PWAY’s stockholders for which a record date had occurred in any given quarter, then the Expense Payment for such quarter was equal to such amount necessary in order for available operating funds for the quarter to equal zero. The Expense Support Agreement including any amendments, terminated on October 31, 2017. PWAY had a conditional obligation to reimburse the PWAY Adviser for any amounts funded by the PWAY Adviser under the Expense Support Agreement. Following any calendar quarter in which Available Operating Funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating Funds”) on a date mutually agreed upon by the PWAY Adviser and PWAY (each such date, a “Reimbursement Date”), PWAY paid such Excess Operating Funds, or a portion thereof, to the extent that PWAY had cash available for such payment, to the PWAY Adviser until such time as all Expense Payments made by the PWAY Adviser to PWAY had been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date was equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which included all regular cash distributions paid and excluded

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

special distributions or the effect of any stock dividends paid, as of such Reimbursement Date was equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date was not earlier than three years prior to the Reimbursement Date. PWAY received Expense Payments for the years ended June 30, 2019, 2018, and 2017 of $0, $456,660 and $865,348, respectively.

The PWAY Adviser and PWAY entered into an Expense Limitation Agreement on October 31, 2017 under which the PWAY Adviser agreed contractually to waive its fees and to pay or absorb the operating expenses of PWAY, including offering expenses, any shareholder servicing fees, and other expenses described in the Investment Advisory Agreement of PWAY, but not including any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, distribution fees, extraordinary expenses and acquired fund fees and expenses, to the extent that they exceed the expense limitation per class on a per annum basis of PWAY’s average weekly net assets, through October 31, 2018 (the “Expense Limitation”). In consideration of the PWAY Adviser’s agreement to limit PWAY’s expenses, PWAY agreed to repay the PWAY Adviser in the amount of any fees waived and PWAY expenses paid or absorbed, subject to the limitations that: (1) the reimbursement was made only for fees and expenses incurred not more than three years following the end of the fiscal quarter in which they were incurred; and (2) the reimbursement was not made if it would cause the Expense Limitation, or any lower limit had been put in place, to be exceeded. On October 31, 2018, the Expense Limitation Agreement expired. PWAY received Expense Limitation payments from the PWAY adviser of $309,881, $748,696 and $0 for the years ended June 30, 2019, 2018 and 2017, respectively.

On May 11, 2018, the PWAY Adviser agreed to permanently waive its right to any reimbursement (the “Waiver”) to which it may be entitled pursuant to the Expense Support Agreement, and any amendments, or the Expense Limitation Agreement, between PWAY and the PWAY Adviser, in the event PWAY (i) consummates a transaction (a “Transaction”) in which PWAY (x) merges with and into another company, or (y) sells all or substantially all of its assets to one or more third parties, or (ii) liquidates its assets and dissolves in accordance with PWAY’s charter and bylaws (a “Dissolution” and together with a Transaction, an “Exit Event”). The Waiver was effective on August 10, 2018 which is when PWAY’s board of directors approved an Exit Event via a merger with TPIC. As such, PWAY is no longer obligated to reimburse the PWAY Adviser per the Waiver. This resulted in a reversal of offering cost of $1,975,233 of which $1,492,252 is presented as a reduction to expenses on the Consolidated Statements of Operations and $482,981 is presented as an increase to capital on the Consolidated Statements of Changes in Net Assets.

Expense Limitation Agreement with the Adviser

Concurrently with the closing of the Merger, we entered into an Expense Limitation Agreement with our Adviser (the “ELA”). Pursuant to the ELA, our Adviser, in its sole discretion, may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit our Operating Expenses (as defined below) to an annual rate, expressed as a percentage of our average quarterly net assets, equal to 8.00% (the “Annual Limit”). For purposes of the ELA, the term “Operating Expenses” with respect to the fund, is defined to include all expenses necessary or appropriate for the operation of the fund, including but not limited to our Adviser’s base management fee, any and all costs and expenses that qualify as line item “organization and offering” expenses in the financial statements of the fund as the same are filed with the SEC and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment- related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar expenses) are not Operating Expenses. As part of the ELA, our Adviser waived its investment advisory fees of $128,852 for the year ended June 30, 2019.

Any amount waived pursuant to the ELA is subject to repayment to our Adviser (an “ELA Reimbursement”) by us within the three years following the end of the quarter in which the waiver was made by our Adviser. If the ELA is terminated or expires pursuant to its terms, our Adviser maintains its right to repayment for any waiver it has made under the ELA, subject to the Repayment Limitations (discussed below).

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

An ELA Reimbursement can be made solely in the event that we have sufficient excess cash on hand at the time of any proposed ELA Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the Company’s actual Operating Expenses for such quarter and (ii) the amount of ELA Reimbursement which, when added to the Company’s expenses for such quarter, permits the Company to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Company shares) (the “Distribution”) from the sum of (x) the Company’s net investment income (loss) for such quarter plus (y) the Company’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any ELA Reimbursement will be treated as an expense of the Company for such quarter, without regard to the GAAP treatment of such expense. In the event that the Company is unable to make a full payment of any ELA Reimbursements due for any applicable quarter because the Company does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the Company for accounting purposes and shall be paid when the Company has sufficient cash on hand (subject to the Repayment Limitations); provided, that in the case of any ELA Reimbursements, such payment shall be made no later than the date that is three years following the end of the quarter in which the applicable waiver was made by our Adviser.

Period Ended	Expense Limitation Payments Due from Adviser	Expense Limitations Payments Reimbursed to Adviser	Unreimbursed Expense Limitation Payments	Operating Expense Ratio	Annualized Distribution Rate	Eligible to be Repaid Through
June 30, 2019	$128,852	$—	$128,852	5.54%	6.00%	June 30, 2022

Dealer Manager Agreement

TPIC over reimbursed their dealer Manager Triton Pacific Securities (“TPS”) for related offering costs and general and administrative expenses prior to the Merger. This resulted in a receivable in an amount of $2,137 which is presented as due from affiliates on the Consolidated Statements of Assets and Liabilities. As of June 30, 2019, the Company owes TPS $20,718 related to offering costs and general and administrative expenses which is included in Due to Affiliate on the Consolidated Statements of Assets and Liabilities.

NOTE 5 - DISTRIBUTIONS

The following table reflects the cash distributions per share that the Company declared and paid on its common stock during the years ended June 30, 2019 and June 30, 2018:

	Distributions
	FLEX Class A Common	FLEX Class A
	Shares, per	Common Shares,
For the Year Ended	share	Amount
Fiscal 2019
April 5, 12, 19 and 26, 2019	$0.0526	$126,413
May 3, 10, 17, 24 and 31, 2019	$0.06575	$158,426
June 7, 14, 21, and 28, 2019	$0.0524	$126,128

	Distributions
	PWAY Class A	PWAY Class A
	Shares, per	Common Shares,
For the Year Ended	share(1)	Amount
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06392	$40,009
August 2, 9, 16, 23 and 30, 2018	$0.06405	$38,180
September 6, 13, 20 and 27, 2018	$0.06076	$36,312
October 4, 11, 19 and 26, 2018	$0.05960	$35,707
November 1, 8, 15, 23 and 29, 2018	$0.05925	$34,900
December 6, 14, 21 and 28, 2018	$0.05460	$31,826
January 3, 10, 17, 24 and 31, 2019	$0.05035	$29,431
February 1, 8, 15 and 22, 2019	$0.05300	$30,573
March 1, 8, 15, 22 and 28, 2019	$0.05385	$30,658

Fiscal 2018
July 7, 14, 21 and 28, 2017 (*)	$0.07088	$42,199
August 4, 11, 18 and 25, 2017 (*)	$0.07088	$42,647
September 1, 8, 15, 22 and 29, 2017 (*)	$0.08860	$54,052
October 6, 13, 20 and 27, 2017 (*)	$0.07088	$44,531
November 2, 9, 16 and 25, 2017	$0.07088	$44,571
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$49,546
January 4, 11, 18 and 25, 2018	$0.06224	$39,547
February 1, 8, 15 and 22, 2018	$0.06880	$43,520
March 1, 8, 15, 22 and 29, 2018	$0.08365	$53,290
April 5, 12, 19 and 26, 2018	$0.06580	$42,342
May 3, 10, 17 and 24, 2018	$0.06500	$40,483
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06475	$40,427

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

	Distributions
	PWAY Class I	PWAY Class I
	Common Shares, per	Common Shares,
For the Year Ended	share(1)	Amount
Fiscal 2019
July 5, 12, 19 and 26, 2018	$0.06404	$2,115
August 2, 9, 16, 23 and 30, 2018	$0.06415	$2,098
September 6, 13, 20 and 27, 2018	$0.06092	$1,994
October 4, 11, 19 and 26, 2018	$0.05976	$1,957
November 1, 8, 15, 23 and 29, 2018	$0.05940	$1,946
December 6, 14, 21 and 28, 2018	$0.05476	$1,794
January 3, 10, 17, 24 and 31, 2019	$0.05048	$1,655
February 1, 8, 15 and 22, 2019	$0.05314	$1,744
March 7, 14, 21 and 27, 2019	$0.05400	$1,772

For the Year Ended
Fiscal 2018
July 7, 14, 21 and 28, 2017 (**)	$0.07088	$2,326
August 4, 11, 18 and 25, 2017 (**)	$0.07088	$2,327
September 1, 8, 15, 22 and 29, 2017 (**)	$0.08860	$2,911
October 6, 13, 20 and 27, 2017 (**)	$0.07088	$2,330
November 2, 9, 16 and 25, 2017	$0.07088	$2,331
November 30, 2017, December 7, 14, 21 and 28, 2017	$0.07825	$2,575
January 4, 11, 18 and 25, 2018	$0.06224	$2,303
February 1, 8, 15 and 22, 2018	$0.06880	$2,266
March 1, 8, 15, 22 and 29, 2018	$0.08370	$2,759
April 5, 12, 19 and 26, 2018	$0.06585	$2,172
May 3, 10, 17 and 24, 2018	$0.06510	$2,149
May 31, 2018, June 7, 14, 21 and 28, 2018	$0.06485	$2,141

(*) These amounts represent the distributions paid to Class R which converted into Class A.

(**) These amounts represent the distributions paid to Class I & RIA which converted into Class I.

(1)  As part of the Merger each outstanding Class A and Class I share of PWAY common stock was canceled and retired. From and after the Merger date of March 31, 2019 (Effective Time), shares of PWAY common stock are no longer outstanding and cease to exist.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

The following FLEX distributions were previously declared and have record dates subsequent to June 30, 2019:

		Amount per FLEX
		Class A Common
Record Date	Payment date	Shares
July 5, 12, 19 and 26, 2019	July 29, 2019	$0.05240
August 2, 9, 16, 23 and 30, 2019	September 2, 2019	$0.06550

The Company has adopted an “opt in” distribution reinvestment plan for its stockholders. As a result, if the Company makes a cash distribution, its stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a stockholder’s ability to participate in the distribution reinvestment plan.

The Company may fund its cash distributions to stockholders from any sources of funds legally available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Company on account of preferred and common equity investments in portfolio companies and expense reimbursements from the Adviser. The Company has not established limits on the amount of funds it may use from available sources to make distributions.

NOTE 6 - INCOME TAXES

On March 31, 2019 PWAY’s outstanding shares were cancelled and retired in exchange for TPIC common stock. The merger should qualify as a “tax-free reorganization” within the meaning of Section 368(a) of the Code, and the merger agreement constituted a “plan of reorganization” for such purposes. As such, this transaction is intended to qualify as a nontaxable merger under Section 368 of the Code. Due to this transaction, PWAY dissolved for income tax purposes as of March 31, 2019. As such, PWAY will file a final tax return for the nine-month period ended March 31, 2019. The Company will continue to file its income tax returns using a calendar year end. The Company will reflect all items of income, deduction, gain, and loss generated from the assets obtained from the merger transaction beginning on April 1, 2019. Former PWAY shareholders will receive a final Form 1099-DIV for the 2019 year reflecting the character of PWAY’s distributions made between January 1, 2019 and March 31, 2019. The Company’s shareholders will receive a Form 1099-DIV for the 2019 calendar year reflecting TPIC’s distributions made between January 1, 2019 and March 31, 2019 and FLEX’s distributions made between April 1, 2019 and December 31, 2019.

The likely and expected tax character of distributions declared and paid to the Company’s shareholders during the year ended June 30, 2019 was as follows:

	Unaudited TPIC	Audited FLEX	Unaudited Six
	January 1, 2019 -	April 1, 2019 -	Months Ended
	March 31, 2019	June 30, 2019	June 30, 2019
Ordinary income	$48,359	$—	$48,359
Return of capital	113,975	410,967	524,942
Total	$162,334	$410,967	$573,301

Following the merger, the Company’s cost basis of investments as of June 30, 2019 for tax purposes was $24,547,246, resulting in an estimated net unrealized loss of $530,830. Following the merger, the gross unrealized gains and losses were $390,299 and $921,128, respectively.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following estimates the net decrease in net assets resulting from operations to taxable income for the six months ended June 30, 2019, which will be included as part of our tax return for the tax year ended December 31, 2019.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

	Unaudited TPIC	Audited FLEX	Unaudited Six
	January 1, 2019 -	April 1, 2019 -	Months Ended
	March 31, 2019	June 30, 2019	June 30, 2019
Net increase in net assets resulting from operations	$(775,946)	$(947,460)	$(1,723,407)
Net realized loss on investments	(1,672)	1,185,074	1,183,403
Net unrealized (gains) losses on investments	61,423	(919,266)	(857,842)
Other temporary book-to-tax differences	—	(39,058)	(39,058)
Permanent differences	659,270	101,017	760,287
Taxable income before deductions for distributions	$(56,925)	$(619,693)	$(676,617)

PWAY Income Taxes - Pre-Merger

As of March 31, 2019, PWAY’s cost basis of investments for tax purposes was $8,993,783 resulting in an estimated net unrealized loss of $811,740. As of March 31, 2019, the gross unrealized gains and losses were $198,628 and $1,010,368, respectively. As a result of the tax-free reorganization on March 31, 2019, PWAY’s tax basis in its assets have been carried over to the Company.

For the short tax year ended March 31, 2019, PWAY had no cumulative taxable income in excess of cumulative distributions. For the short tax year ended March 31, 2019, PWAY estimated $100,642 in capital loss carryforwards available for future use. This amount will be available for utilization by the Company beginning with the tax year ended December 31, 2019.

All amounts related to taxable income for the short tax year ended March 31, 2019 are estimates and will not be fully determined until PWAY’s final income tax returns are filed.

TPIC/FLEX Income Taxes - Pre-Merger

Prior to the merger, the TPIC’s cost basis of investments for tax purposes was $12,106,882 resulting in an estimated net unrealized loss of $675,641. Prior to the merger, the gross unrealized gains and losses were $70,589 and $746,230 respectively.

For the tax year ended December 31, 2018, TPIC had no cumulative taxable income in excess of cumulative distributions.

For the tax year ended December 31, 2018, TPIC had $1,360,148 capital loss carryforwards available for future use. Combined with PWAY’s capital loss carryforward of $100,642, the Company will have a combined capital loss carryforward of $1,460,790 available for future utilization.

All amounts related to taxable income for the tax year ended December 31, 2018 are estimates and will not be fully determined until the Company’s 2018 tax income returns are filed.

No change to PWAY distributions for tax year ended June 30, 2018.

The likely and expected tax character of distributions declared and paid to PWAY’s shareholders during the nine months ended March 31, 2019 was as follows:

Nine Months Ended
March 31, 2019(1)
Ordinary income	$23,732
Return of capital	300,907
Total	$324,639

(1)PWAY dissolved for income tax purposes as of March 31, 2019. As such, PWAY will file a final tax return for the nine-month period ended March 31, 2019.

The character of distributions declared and paid to PWAY’s shareholders during the years ended June 30, 2018 and 2017 was as follows:

	Year Ended	Year Ended
	June 30, 2018	June 30, 2017
Capital gain	161,753	—
Return of capital	403,766	504,515
Total	$565,519	$504,515

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized. The following reconciles the net decrease in net assets resulting from operations to taxable income for the tax years ended June 30, 2018, and 2017 as well as the nine months ended March 31, 2019, the period the final tax return will be filed.

	Nine Months Ended March 31, 2019	Year Ended June 30, 2018	Year Ended June 30, 2017
Net increase in net assets resulting from operations	$163,573	$(5,126)	$765,862
Net realized loss on investments	45,453	(181,007)	(17,839)
Net unrealized (gains) losses on investments	769,197	704,925	(357,968)
Other temporary book-to-tax differences	(83,713)	(230,457)	(133,592)
Permanent differences	(899,819)	(855,526)	(653,844)
Taxable income before deductions for distributions	$(5,309)	$(567,191)	$(397,381)

In general, we may make certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which may include differences in the book and tax basis of certain assets and liabilities, amortization of offering costs, expense payments, nondeductible federal excise taxes and net operating losses, among other items. For the year ended June 30, 2019, we increased accumulated net investment loss by $899,819 increased additional paid in capital by $899,819.

NOTE 7 - INVESTMENT PORTFOLIO

The following tables summarizes the composition of the Company’s investment portfolio at amortized cost and fair value as of June 30, 2019 and June 30, 2018:

	June 30, 2019
	Investments at		Fair Value
	Amortized	Investments at	Percentage of
	Cost(1)	Fair Value	Total Portfolio

Senior Secured Loans-First Lien	$15,911,289	15,825,870	66%
Senior Secured Loans-Second Lien	2,790,577	2,505,227	10%
Senior Unsecured Bonds	444,957	402,163	2%
Structured Subordinated notes	5,070,436	4,715,487	20%
Equity/Other	681,111	570,816	2%
Total Portfolio Investments	$24,898,370	24,019,563	100%

	June 30, 2018
	Investments at		Fair Value
	Amortized	Investments at	Percentage of
	Cost(1)	Fair Value	Total Portfolio
Senior Unsecured Bonds	$7,309,539	7,296,245	67%
Senior Secured Bonds	524,156	516,038	5%
Structured Subordinated notes	3,462,870	3,127,896	28%
Total Portfolio Investments	$11,296,565	10,940,179	100%
(1) Amortized cost represents the original cost adjusted for the amortization of premiums and/or accretion of discounts, as applicable, on investments.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of June 30, 2019 and June 30, 2018:

	June 30, 2019
Industry	Investments at Fair Value	Percentage of Portfolio
Structured Finance	$4,715,487	20%
High Tech Industries	3,960,671	15%
Healthcare & Pharmaceuticals	2,975,996	12%
Services: Business	2,780,788	12%
Media: Broadcasting & Subscription	1,675,694	7%
Hotel, Gaming & Leisure	1,138,341	5%
Services: Consumer	1,100,093	5%
Media: Advertising, Printing & Publishing	947,142	4%
Retail	905,020	4%
Beverage, Food & Tobacco	498,688	2%
Transportation: Cargo	497,181	2%
Automotive	496,226	2%
Consumer	496,134	2%
Media: Diversified & Production	489,685	2%
Telecommunications	479,004	2%
Energy: Oil & Gas	461,250	2%
Financial	402,163	2%
Total	$24,019,563	100%

	June 30, 2018
Industry	Investments at Fair Value	Percentage of Portfolio
Energy	$6,750,495	62%
Structured Finance	3,127,896	28%
Financial	545,750	5%
Chemicals	516,038	5%
Total	$10,940,179	100%

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents information about the Company’s assets measured at fair value as of June 30, 2019 and June 30, 2018, respectively:

	As of June 30, 2019
	Level 1	Level 2	Level 3	Total
Portfolio Investments
Senior Secured Loans-First Lien	$—	$—	$15,825,870	$15,825,870
Senior Secured Loans-Second Lien	—	—	2,505,227	2,505,227
Equity/Other	—	—	570,816	570,816
Senior Unsecured Bonds	—	402,163	—	402,163
Structured subordinated notes	—	—	4,715,487	4,715,487
Total Portfolio Investments	$—	$402,163	$23,617,400	$24,019,563

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Portfolio Investments
Senior Unsecured Bonds	$—	$7,296,245	$—	$7,296,245
Senior Secured Bonds	—	516,038	—	516,038
Structured subordinated notes	—	—	3,127,896	3,127,896
Total Portfolio Investments	$—	$7,812,283	$3,127,896	$10,940,179

The Company’s investments as of June 30, 2019 consisted of debt securities that are traded on a private over-the-counter market for institutional investors, structured subordinated notes and two equity investments. Generally, the Company valued its debt investments by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which were provided by independent third-party pricing services and screened for validity by such services. The determination of fair market value for the equity positions were determined by considering, among other factors, various income scenarios and multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues, market comparables, book value multiples, economic profits and portfolio multiples. Certain investments are valued utilizing a combination of yield analysis and discounted cash flow technique, as appropriate. The yield analysis uses loan spreads and other relevant information implied by market data involving identical or comparable assets or liabilities. The discounted cash flow technique converts future cash flows or earnings to a range of fair values from which a single estimate may be derived utilizing an appropriate yield, i.e. discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts.

The Company may periodically benchmark the bid and ask prices it receives from the third-party pricing services against the actual prices at which the Company purchases and sells its investments. Based on the results of the benchmark analysis and the experience of the Company’s management in purchasing and selling these investments, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. The Company’s board of directors reviewed and approved the valuation determinations made with respect to these investments in a manner consistent with the Company’s valuation process.

The significant unobservable input used to value our investments based on the yield technique and discounted cash flow technique is the market yield (or applicable discount rate) used to discount the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest/dividend payments. Increases or decreases in the market yield (or applicable discount rate) would result in a decrease or increase, respectively, in the fair value measurement. Management and the independent pricing services consider the following factors when selecting market yields or discount rates: risk of default, rating of the investment and comparable company investments, and call provisions.

The significant unobservable inputs used in the market approach of fair value measurement of our investments are the market multiples of EBITDA of comparable companies. The Company selects a population of companies for each investment with similar operations and attributes of the portfolio company. Using these guideline companies’ data, a range of multiples of enterprise value to EBITDA is calculated. The Company selects percentages from the range of multiples for purposes of determining the portfolio company’s estimated enterprise value based on said multiple and generally the latest twelve months’ EBITDA of the portfolio company. Significant increases or decreases in enterprise value may result in increases or decreases in the fair value estimate of the equity investment.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Changes in market yields, discount rates, or EBITDA multiples, each in isolation, may change the fair value measurement of certain of our investments. Generally, an increase in market yields, discount rates or capitalization rates, or a decrease in EBITDA (or other) multiples may result in a decrease in the fair value measurement of certain of our investments.

In determining the range of values for our investments in CLOs, the independent valuation firm uses a discounted multi-path cash flow model. The valuations were accomplished through the analysis of the CLOs deal structures to identify the risk exposures from the modeling point of view as well as to determine an appropriate call date (i.e., expected maturity). These risk factors are sensitized in the multi-path cash flow model using Monte Carlo simulations to generate probability-weighted (i.e., multi-path) cash flows for the underlying assets and liabilities. These cash flows are discounted using appropriate market discount rates, and relevant data in the CLO market and certain benchmark credit indices are considered, to determine the value of each CLOs investment. In addition, we generate a single-path cash flow utilizing our best estimate of expected cash receipts, and assess the reasonableness of the implied discount rate that would be effective for the value derived from the corresponding multi-path cash flow model.

The significant unobservable input used to value the CLOs is the discount rate applied to the estimated future cash flows expected to be received from the underlying investment, which includes both future principal and interest payments. Included in the consideration and selection of the discount rate are the following factors: risk of default, comparable investments, and call provisions. An increase or decrease in the discount rate applied to projected cash flows, where all other inputs remain constant, would result in a decrease or increase, respectively, in the fair value measurement.

The Company is not responsible for and has no influence over the management of the portfolios underlying the CLO investments the Company holds as those portfolios are managed by non-affiliated third party CLO collateral managers. CLO investments may be riskier and less transparent to the Company than direct investments in underlying companies. CLOs typically will have no significant assets other than their underlying senior secured loans. Therefore, payments on CLOs are and will be payable solely from the cash flows from such senior secured loans.

The Company’s subordinated (i.e., residual interest) investments in CLOs involve a number of significant risks. CLOs are typically very highly levered (10 - 14 times), and therefore the residual interest tranches that the Company invests in are subject to a higher degree of risk of total loss. In particular, investors in CLO residual interests indirectly bear risks of the underlying loan investments held by such CLOs. The Company generally has the right to receive payments only from the CLOs, and generally does not have direct rights against the underlying borrowers or the entity that sponsored the CLOs. While the CLOs the Company targets generally enable the investor to acquire interests in a pool of senior loans without the expenses associated with directly holding the same investments, the Company’s prices of indices and securities underlying CLOs will rise or fall. These prices (and, therefore, the values of the CLOs) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. The failure of a CLO investment to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Company. In the event that a CLO fails certain tests, holders of debt senior to the Company may be entitled to additional payments that would, in turn, reduce the payments the Company would receive. Separately, the Company may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting CLO or any other investment the Company may make. If any of these occur, it could materially and adversely affect the Company’s operating results and cash flows.

The interests the Company has acquired in CLOs are generally thinly traded or have only a limited trading market. CLOs are typically privately offered and sold, even in the secondary market. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs residual interests carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLOs investment or unexpected investment results. The Company’s net asset value may also decline over time if the Company’s principal recovery with respect to CLOs residual interests is less than the price that the Company paid for those investments. The Company’s CLOs and/or the underlying senior secured loans may prepay more quickly than expected, which could have an adverse impact on its value.

An increase in LIBOR would materially increase the CLOs financing costs. Since most of the collateral positions within the CLOs have LIBOR floors, there may not be corresponding increases in investment income (if LIBOR increases but stays below the LIBOR floor rate of such investments) resulting in materially smaller distribution payments to the residual interest investors.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

On July 27, 2017, the Financial Conduct Authority (“FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York. On August 24, 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. On December 12, 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR (the “Federal Reserve Board Notice”). Recently, the CLOs we have invested in have included, or have been amended to include, language permitting the CLOs investment manager to implement a market replacement rate (like those proposed by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York) upon the occurrence of certain material disruption events. However, we cannot ensure that all CLOs in which we are invested will have such provisions, nor can we ensure the CLOs investment managers will undertake the suggested amendments when able.

At this time, it is not possible to predict the effect of the FCA Announcement, the Federal Reserve Board Notice, or other regulatory changes or announcements, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom, the United States or elsewhere. As such, the potential effect of any such event on our net investment income cannot yet be determined. The CLOs notes in which the Company is invested generally contemplate a scenario where LIBOR is no longer available by requiring the CLOs administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations, which could adversely impact our net investment income. In addition, the effect of a phase out of LIBOR on U.S. senior secured loans, the underlying assets of the CLOs in which we invest, is currently unclear. To the extent that any replacement rate utilized for senior secured loans differs from that utilized for a CLO that holds those loans, the CLOs would experience an interest rate mismatch between its assets and liabilities which could have an adverse impact on the Company’s net investment income and portfolio returns.

If the Company acquires more than 10% of the shares in a foreign corporation that is treated as a CFC (including residual interest tranche investments in a CLO treated as a CFC), for which the Company is treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to its pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), the Company is required to include such deemed distributions from a CFC in its income and the Company is required to distribute such income to maintain its RIC tax treatment regardless of whether or not the CFC makes an actual distribution during such year.

The Company owns shares in PFICs (including residual interest tranche investments in CLOs that are PFICs), and may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend to its stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions, but such elections (if available) will generally require the Company to recognize its share of the PFICs income for each year regardless of whether the Company receives any distributions from such PFICs. The Company must nonetheless distribute such income to maintain its tax treatment as a RIC.

If the Company is required to include amounts in income prior to receiving distributions representing such income, the Company may have to sell some of its investments at times and/or at prices management would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Company is not able to obtain cash from other sources, it may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

A portion of the Company’s portfolio is concentrated in CLOs, which is subject to a risk of loss if that sector experiences a market downturn. The Company is subject to credit risk in the normal course of pursuing its investment objectives. The Company’s maximum risk of loss from credit risk for the portfolio of CLO investments is the inability of the CLOs collateral managers to return up to the cost value due to defaults occurring in the underlying loans of the CLOs.

Investments in CLOs residual interests generally offer less liquidity than other investment grade or high-yield corporate debt, and may be subject to certain transfer restrictions. The Company’s ability to sell certain investments quickly in response to changes in economic and other conditions and to receive a fair price when selling such investments may be limited, which could prevent the Company from making sales to mitigate losses on such investments. In addition, CLOs are subject to the possibility of liquidation upon an event of default of certain minimum required coverage ratios, which could result in full loss of value to the CLOs interests and junior debt investors.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

The fair value of the Company’s investments may be significantly affected by changes in interest rates. The Company’s investments in senior secured loans through CLOs are sensitive to interest rate levels and volatility. In the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses which may adversely affect the Company’s cash flow, fair value of its investments and operating results. In the event of a declining interest rate environment, a faster than anticipated rate of prepayments is likely to result in a lower than anticipated yield.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the currently assigned valuations.

The following is a reconciliation for the year ended June 30, 2019 and year ended June 30, 2018 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

	Senior	Senior
	Secured	Secured		Structured
	Loans -	Loans -	Equity/	Subordinated
	First Lien	Second Lien	Other	notes	Total
Fair Value at June 30, 2018	$—	$—	$—	$3,127,896	$3,127,896
Realized loss on investments	(331,840)	(59,082)	—	(16,627)	(407,549)
Net change in unrealized gain/loss on investments	247,240	(176,660)	62,829	(19,976)	113,433
Purchases of investments	10,880,621	—	—	1,574,100	12,454,721
Distributions received from investments	—		—	(56,437)	(56,437)
Payment-in-kind interest		166			166
Accretion (amortization) of purchase discount and premium, net	(20,009)	3,626	—	106,531	90,148
Repayments and sales of portfolio investments	(1,571,761)	(1,564,458)			(3,136,219)
Assets acquired via merger (Notes 1, 3 and 9)	6,621,618	4,301,635	507,988	—	11,431,241
Transfers within Level 3(1)	—	—	—	—	—
Transfers in (out) of Level 3(1)	—	—	—	—	—
Fair Value at June 30, 2019	$15,825,869	$2,505,227	$570,817	$4,715,487	$23,617,400

Net increase in unrealized gain attributable to Level 3 investments still held at the end of the period	$—	$—	$—	$(37,682)	$(37,682)

(1) Transfer are assumed to have occurred at the beginning of the quarter during which the asset was transferred. There were no transfers in or out of Level 3 during the year ended June 30, 2019.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

	Second Lien Term Loan	Structured subordinated notes	Total
Fair Value at June 30, 2017	$967,000	$1,680,205	$2,647,205
Realized gain on investments	—	—	—
Net increase/(decrease) in unrealized gain on investments	11,515	(378,010)	(366,495)
Purchases of investments	—	1,832,522	1,832,522
Proceeds from redemption of investment	(1,000,000)	—	(1,000,000)
Accretion (amortization) of purchase discount and premium, net	21,485	(6,821)	14,664
Fair Value at June 30, 2018	$—	$3,127,896	$3,127,896

Net increase in unrealized loss attributable to Level 3investments still held at the end of the period	$—	$(378,010)	$(378,010)

(1) Transfers are assumed to have occurred at the beginning of the quarter during which the asset was transferred. There were no transfers in or out of Level 3 during the year ended June 30, 2019.

The following table provides quantitative information regarding significant unobservable inputs used in the fair value measurement of Level 3 investments as of June 30, 2019:

		Primary
		Valuation	Unobservable		Weighted
Asset Category	Fair Value	Technique	Inputs	Range	Average
Senior Secured First Lien Debt	$15,825,870	Market quotes	Indicative dealer quotes	85.00-101.00	98.30
Senior Secured Second Lien Debt	2,505,227	Market quotes	Indicative dealer quotes	61.63-101.52	90.79
Equity/Other	570,816	Market comparables	EBITDA multiples (x)	0.00x-8.00x	8.00x
Subordinated structured notes	4,715,487	Discounted Cash Flow	Discount Rate	17.67%- 23.12%(1)	20.57%(1)
Total	$23,617,400

(1)  Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

The following table provides quantitative information regarding significant unobservable inputs used in the fair value measurement of Level 3 investments as of June 30, 2018:

			Unobser
		Valuation	vable		Weighted
Description	Fair Value	Technique	Inputs	Range (1)(2)	Average(1)(2)
Structured subordinated notes	$3,127,896	Discounted Cash Flow	Discount Rate	15.78% - 22.78%	19.74%
Total Level 3 Investments	$3,127,896

(1)  Represents the implied discount rate based on our internally generated single-cash flows that is derived from the fair value estimated by the corresponding multi-path cash flow model utilized by the independent valuation firm.

(2) Excludes investments that have been called for redemption.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

NOTE 9 - MERGER

Effective March 31, 2019, TPIC and PWAY entered into a tax free business combination. Concurrent with the merger, TPIC, the legal acquirer was renamed TP Flexible Income Fund, Inc. As a result of the merger the Company issued 775,193 shares of the Company’s common stock to the former shareholders of PWAY and all shares of PWAY were retired.

For financial reporting purposes, the Merger was treated as a recapitalization of PWAY followed by the reverse acquisition of TPIC by PWAY for a purchase price equivalent to the fair value of TPIC’s net assets.

Consistent with tax free business combinations of investment companies, for financial reporting purposes, the reverse merger accounting was recorded at fair value; however, the cost basis of the investments received from TPIC was carried forward to align ongoing financial reporting of the Company’s realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Further, the components of net assets of the Company reflect the combined components of net assets of both PWAY and TPIC.

In accordance with the accounting and presentation for reverse acquisitions, the historical financial statements of the Company, prior to the date of the Merger reflect the financial positions and results of operations of PWAY, with the exception of the components of net assets described above, with the results of operations of TPIC being included commencing on April 1, 2019. Effective with the completion of the Merger, TPIC, changed its fiscal year end to be the last day of June consistent with PWAY’s fiscal year.

In the Merger, common shareholders of PWAY received newly-issued common shares in the Company having an aggregate net asset value equal to the aggregate net asset value of their holdings of PWAY Class A and/or PWAY Class I common shares, as applicable, as determined at the close of business on March 27, 2019, as permitted by the Merger agreement. The differences in net asset value between March 27, 2019 and March 31, 2019 were not material. Relevant details pertaining to the mergers are as follows:

	NAV/Share ($)	Conversion Ratio
Triton Pacific Investment Corporation, Inc.	$10.48	N/A
Pathway Capital Opportunity Fund, Inc.: Class A	$13.46	1.2848
Pathway Capital Opportunity Fund, Inc.: Class I	$13.50	1.2884

Investments

The cost, fair value and net unrealized appreciation (depreciation) of the investments of TPIC as of the date of the merger, was as follows:

TPIC
Cost of investments	$12,106,879
Fair value of investments	11,431,241
Net unrealized appreciation (depreciation) on investments	$(675,638)

Common Shares

The common shares outstanding, net assets applicable to common shares and NAV per common share outstanding immediately before and after the mergers were as follows:

	PWAY	PWAY
Accounting Acquirer - Prior to Merger	Class A	Class I
Common shares outstanding	570,431	32,834
Net assets applicable to common shares	$7,679,839	$443,296
NAV per common share	$13.46	$13.50
Legal Acquiring Fund - Prior to Merger	TPIC
Common shares outstanding	1,614,221
Net assets applicable to common shares	$16,915,592
NAV per common share	$10.48
Legal Acquiring Fund - Post Merger	FLEX
Common shares outstanding	2,403,349
Net assets applicable to common shares	$25,086,682
NAV per common share	$10.44

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

Cost and Expenses

In connection with the Merger, PWAY incurred certain associated costs and expenses of approximately $731,000, of which $709,000 of these costs and expenses were expensed by PWAY and $22,000 were expensed by the Company. In connection with the Merger, TPIC incurred certain associated costs and expenses of approximately $682,000, of which $636,000 were expensed by TPIC and $46,000 were expensed by the Company.

Purchase Price Allocation

PWAY as the accounting acquiror acquired 32% of the voting interests of TPIC. The below summarized the purchase price allocation from TPIC:

PWAY as acquirer
Value of Common Stock Issued	$17,052,546
Assets acquired:
Investments	11,431,241
Cash and cash equivalents	5,055,456
Other assets	607,163
Total assets acquired	17,093,860
Total liabilities assumed	41,314
Net assets acquired	17,052,546
Total purchase price	$17,052,546

Pro Forma Results of Operations

For the twelve months ended June 30, 2019, the results of operations of TPIC, are as follows:

Legal Acquiring Fund - Results from Operations (unaudited)	TPIC Twelve months ended
Net investment income (loss)	$(1,576,708)
Net realized and unrealized gains (losses)	(752,709)
Change in net assets resulting from operations	$(2,329,417)

On March 31, 2019, TPIC ceased to generate standalone results from operations and all income generated from FLEX.

Assuming the acquisition had been completed on July 1, 2018, the beginning of the fiscal reporting period of PWAY, the accounting survivor, the pro forma results of operations for the year ended June 30, 2019, are as follows:

The Company - Pro Forma Results Operations (unaudited)	FLEX Twelve months ended
Net investment income (loss)	$(598,485)
Net realized and unrealized gains (losses)	(1,567,359)
Change in net assets resulting from operations	$(2,165,844)

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company enters into contracts that contain a variety of indemnification provisions. The Company’s maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management has reviewed the Company’s existing contracts and expects the risk of loss to the Company to be remote.

The Company has a conditional obligation to reimburse the Adviser for any amounts funded by the Adviser under the Expense Limitation Agreement for any payments made by the Adviser. The Expense Limitation Agreement payments are subject to repayment by the Company within the three years following the end of the quarter in which the payment was made by the Adviser; provided that

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

any such repayments shall be subject to the then-applicable expense limitation, if any, and the limit that was in effect at the time when the Adviser made the payment that is subject to repayment.

The Company is not currently subject to any material legal proceedings and, to the Company’s knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition or results of operations.

NOTE 11 - REVOLVING CREDIT FACILITY

PWAY – Pre-Merger

On August 25, 2015, PWAY closed on a credit facility with BNP Paribas Prime Brokerage International, Ltd. (the “Revolving Credit Facility”). The Revolving Credit Facility included an accordion feature which allowed commitments to be increased up to $25,000,000 in the aggregate. Interest on borrowings under the Revolving Credit Facility is three-month LIBOR plus 120 basis points with no minimum LIBOR floor. As of June 30, 2018, we had $1,350,000 outstanding on our Revolving Credit Facility, the Revolving Credit Facility closed prior to the Merger.

During the year ended June 30, 2019 and June 30, 2018, we recorded $24,871 and $67,195, respectively, of interest expense related to PWAY’s Revolving Credit Facility.

FLEX – Post-Merger

On May 16, 2019, the Company established a $50 million senior secured revolving credit facility (the “Credit Facility”) with Royal Bank of Canada, a Canadian chartered bank, acting as administrative agent. In connection with the Credit Facility, the Company’s wholly owned financing subsidiary, TP Flexible Funding, LLC, as borrower, and each of the other parties thereto entered into a Revolving Loan Agreement, dated as of May 16, 2019 (the “Loan Agreement”).

The Credit Facility matures on May 21, 2029 and generally bears interest at a rate of three-month LIBOR plus 1.55%. The Credit Facility is secured by substantially all of the SPV’s properties and assets. Under the Loan Agreement, the SPV has made certain customary representations and warranties and is required to comply with various covenants, including reporting requirements and other customary requirements for similar credit facilities. The Loan Agreement includes usual and customary events of default for credit facilities of this nature.

As of June 30, 2019, we had $5,500,000 outstanding on our Credit Facility. As of June 30, 2019, the investments used as collateral for the Credit Facility had an aggregate fair value of $15,859,230, which represents 90% of our total investments. As permitted by ASC 825-10-25, we have not elected to value our Credit Facility and is categorized as Level 2 under ASC 820 as of June 30, 2019.

In connection with the origination Credit Facility, we incurred $463,355 fees, all of which are being amortized over the term of the facility in accordance with ASC 470-50. As of June 30, 2019 , $457,651 remains to be amortized and is reflected as deferred financing costs on the Consolidated Statements of Assets and Liabilities.

During the year ended June 30, 2019, we recorded $28,063 of interest costs and amortization of financing costs on the Credit Facility as interest expense.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

 NOTE 12- FINANCIAL HIGHLIGHTS

Year Ended
June 30, 2019 (e)

Per Share Data:
Net asset value at beginning of year	$9.89
Net investment income(a)	0.91
Net realized and unrealized (loss) on investments	(1.11)
Net increase (decrease) in net assets resulting from operations	(0.2)
Distributions(b)
Return of capital distributions	(0.54)
Dividends from net investment income	(0.03)
Total Distributions	(0.57)
Offering costs	0.61
Other (c)	0.15
Net asset value at end of year	$9.88
Total return based on net asset value (d)	7.52%

Supplemental Data:
Net assets at end of year	$23,410,715
Average net assets	$12,536,923
Average shares outstanding	1,297,582
Ratio to average net assets:
Total annual expenses	23.48%
Total annual expenses (after expense support agreement/expense support	9.11%
Net investment (income)	2.15%

Portfolio Turnover	93.42%

(a) Calculated based on weighted average shares outstanding.

(b)  The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d)  Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

(e)  Data presented includes the shareholder activity of PWAY Class A and Class I shares prior to the merger and conversion into shares of the Company. The net asset value per share at beginning of year has been adjusted by the exchange ratio used in the merger.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

	Year Ended	Year Ended
	June 30, 2018	June 30, 2018
	Class A	Class I
Per Share Data:
Net asset value at beginning of period	$13.53	$13.53
Net investment (income)(a)	0.79	0.81
Net realized and unrealized (loss) on investments	(0.80)	(0.79)
Net increase (decrease) in net assets resulting from operations	(0.01)	0.02
Distributions(b)
Return of capital distributions	(0.62)	(0.62)
Dividends from net investment income	(0.24)	(0.24)
Total Distributions	(0.86)	(0.86)
Offering costs		—
Other (c)	0.05	0.04
Net asset value at end of period	$12.71	$12.73
Total return based on net asset value (d)	0.18%	0.33%

Supplemental Data:
Net assets at end of period	$7,933,028	$420,136
Average net assets	$8,314,166	$439,787
Average shares outstanding	622,683	32,914
Ratio to average net assets:
Expenses without fees waived/expenses paid by Adviser	22.69%	22.43%
Expenses after fees waived/expenses paid by Adviser	8.91%	8.73%
Net investment (income)	5.92%	6.04%

Portfolio Turnover	37.42%	37.42%

(a) Calculated based on weighted average shares outstanding.

(b)  The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year. Distributions per share are rounded to the nearest $0.01.

(c)    The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year.

(d)  Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year and assumes that distributions are reinvested in accordance with the Company’s distribution reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

	Year Ended	Period Ended
	June 30, 2017	June 30, 2016 (a)
Per share data:
Net asset value, beginning of year or period	$12.81	$13.80
Net investment income(b)	0.71	1.21
Net realized and unrealized gain (loss) on investments(b)	0.68	(0.03)
Net increase in net assets resulting from operations	1.39	1.18
Return of capital distributions(c)	(0.92)	(0.75)
Offering costs(b)	0.03	(0.62)
Other(d)	0.22	(0.80)
Net asset value, end of year or period	$13.53	$12.81
Total return, based on NAV(e)	13.20%	(1.75)%

Supplemental Data:
Net assets, end of year or period	$8,405,744	$5,976,355
Average net assets	$7,508,410	$3,597,990
Average shares outstanding	550,843	341,596
Ratio to average net assets:
Expenses without expense support payment	22.05%	36.65%
Expenses after expense support payment	10.52%	3.41%
Net investment income	5.19%	11.50%

Portfolio turnover	27.54%	4.27%

(a) The net asset value at the beginning of the period is the net offering price as of August 25, 2015, which is the date that the Company satisfied its minimum offering requirement by raising over $2.5 million from selling shares to persons not affiliated with the Company or the Adviser (the “Minimum Offering Requirement”), and as a result, broke escrow and commenced making investments.

(b) Calculated based on weighted average shares outstanding.

(c) The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the year or period. Distributions per share are rounded to the nearest $0.01.

(d) The amount shown represents the balancing figure derived from the other figures in the schedule, and is primarily attributable to the accretive effects from the sales of the Company’s shares and the effects of share repurchases during the year or period.

(e) Total return is based upon the change in net asset value per share between the opening and ending net asset values per share during the year or period and assumes that distributions are reinvested in accordance with the Company’s dividend reinvestment plan. The computation does not reflect the sales load for any class of shares. Total return based on market value is not presented since the Company’s shares are not publicly traded. For the period less than one year, total return is not annualized.

	Total Amount Outstanding	Asset Coverage per Unit(1)	Involuntary Liquidating Preference per Unit(2)	Average Market Value per Unit(2)
Revolving Credit Facility	$5,500,000	5,256	—	—

(1) The asset coverage ratio is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by secured senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(2) This column is inapplicable.

TP FLEXIBLE INCOME FUND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - JUNE 30, 2019

NOTE 13 - SUBSEQUENT EVENTS

Management has evaluated all known subsequent events through the date the accompanying financial statements were available to be issued on September 27, 2019 and notes the following:

Amendments to Articles of Incorporation or Bylaws

On September 17, 2019, the Company, acted by resolution of its Board to elect to be subject to the provisions of Section 3-803 of Title 3, Subtitle 8 (the “Election”) of the Maryland General Corporation Law (the “MGCL”). In accordance with Maryland law, articles supplementary (the “Articles Supplementary”) were filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland on September 17, 2019.

As a result of the Articles Supplementary and the Election, the Board will now be classified into three separate classes of directors, with directors in each class generally serving three-year terms. Previously, the Board consisted of a single class of directors, with directors standing for election every year. The Board acted by resolution to classify the Board into three classes in accordance with Section 3-803 of the MGCL as follows: (1) the Class I Director will initially be Eugene S. Stark, and will have an initial term continuing until the annual meeting of stockholders in 2022 and until his successor is elected and qualified; (2) Class II Directors will initially be Craig Faggen and William J. Gremp, and will have an initial term continuing until the annual meeting of stockholders in 2020 and until their successors are elected and qualified; and (3) Class III Directors will initially be M. Grier Eliasek and Andrew C. Cooper, and will have an initial term continuing until the annual meeting of stockholders in 2021 and until their successors are elected and qualified. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires at that meeting will be elected to hold office for a term continuing until the annual meeting of stockholders held in the third year following the year of their election and their successors are elected and qualified.

Sales of Common Stock

For the period beginning July 1, 2019 and ending September 27, 2019, the Company sold 2,197 shares of its common stock for proceeds of $25,000 and issued 19,932 shares pursuant to its distribution reinvestment plan in the amount of $213,271.

Investment Activity

During the period from July 1, 2019 and ending September 27, 2019, the Company made 15 investments totaling $10,434,610.

During the period from July 1, 2019 and ending September 27, 2019, the Company sold 2 investment totaling $548,108.

Distributions

On September 9, 2019, the Company’s board of directors declared distributions for the month of September 2019, which reflected an annualized distribution rate of 6.0%. The distributions have weekly record dates as of the close of business of each week in September 2019 and equal a weekly amount of $0.01310 per share of common stock. The distributions will be payable monthly to stockholders of record as of the weekly record dates set forth below.

Record Date	Payment Date	Distribution Amount
9/6/2019	10/4/2019	$0.01310
9/13/2019	10/4/2019	$0.01310
9/20/2019	10/4/2019	$0.01310
9/27/2019	10/4/2019	$0.01310

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

 A-1

Subscription Agreement

Please return subscription and checks to:	Wires to:
Bank of the West
Prospect Flexible Income Fund, Inc.	ABA Routing: 121100782
c/o Phoenix American Financial Services, Inc.	Account: 046489662
2401 Kerner Blvd	Petaluma, CA
San Rafael, CA 94901

Checks should be made payable to:
Phoenix American Financial Services, Inc. as Trustee for Prospect Flexible Income Fund, Inc.

* If custodial held account, please send all paperwork directly to custodian for sign off.

The undersigned investor(s) (the “Investor(s)”) hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of Prospect Flexible Income Fund, Inc. a Maryland corporation (the “Company”) set forth below:

1.	Investment Information (Choose One)

Amount of Investment $
☐ Initial Investment (Minimum $5000)	☐ Additional Investment (Minimum $500)
☐ Shares are being purchased net of commissions*

*Eligible employees of the Company, affiliated registered representatives, or pursuant to a wrap fee arrangement.

Type of Ownership (select only one)

☐	Individual Account	☐ Retirement Plans	☐ Joint Registration JTWROS presumed if no box is checked Type:
☐	Uniform Gift/Transfer to Minors (UGMA/UTMA) State ____	☐ Qualified Pension or Profit Sharing Plan (include plan documents)
☐ Other (include authorizing documentation) _____________________________________		☐ Corporation, Partnership, Trust, Association, Company or other entity (include authorizing documents)	☐ Joint Tenant with Right of Survivorship ☐ Tenants in Common ☐ Tenants by Entirety ☐ Community Property

(Specify)

Custodial Ownership		Custodians must fill out additional custodian information in section 4a. Owner and custodian signature required Name of Custodial Firm:
☐ IRA
☐ Rollover IRA	☐ Keogh
☐ Roth IRA	☐ 401 K Plan
☐ SEP IRA	☐ Other (specify)

Custodian Tax Identification Number:

2.	Investor(s) Information (Beneficial owner in whose name shares are to be registered )

Name of Primary Investor	SS / Tax ID #	Date of Birth	Citizenship (if non-US)

Name of Secondary Investor / Minor (UGMA/UTMA)	SS / Tax ID #	Date of Birth	Citizenship (if non-US)

Name of Authorized Signatory if Company / Trust or Custodial Account (Officer, GP, Trustee, etc.)	Title

3.	Investor / Trustee Information

Primary Address	Suite

City, State, Zip Code	Primary Telephone

Primary Contact / Authorized Signatory	Alternative Telephone

E-mail	Fax

Mailing Address (if different) / Secondary Investor Contact ☐ Check for duplicate copies to be sent

Primary Address	Suite

City, State, Zip Code	Primary Telephone

Secondary Contact / Authorized Signatory	Alternative Telephone

E-mail	Fax

4.	Distribution Information

Please send distributions by:

__	Initials I choose to participate in the Prospect Flexible Income Fund’s Dividend Reinvestment Plan and agree to abide by its terms.
__	Initials Check to my address in Section 3:	__	Initials ACH (Direct Deposit) to Financial Institution
Primary Secondary			(Please attach a pre-printed voided check and complete section below)

__	Initials Check to Custodial Account (IRA, Etc.)	__	Initials Send check to Financial Institution below
(complete section 4a on the following page)

Financial Institution	ABA	Address

Account Name	Account Number	City, State	Zip Code

4a. Custodian Information: Complete this section if this is an IRA or the custodial account. Changes to custodial distribution information can only be made by the custodian firm.

Name of Firm (Bank, Brokerage, Custodian)	c/o (Representative / Contact / Department)

Account Name		Account Number

Address	Telephone

City, State, Zip Code	Alternative Telephone

Fax	E-mail

5.	Electronic Delivery of Documents

__	Initials In lieu of receiving documents by mail, I authorize Prospect Flexible Income Fund, Inc. to make available on its website at www.flexbdc.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via email when such reports or updates are available. Any investor who elects this option must provide an email address in Section 3 above.

6.	Signatures

Please carefully read and separately initial each of the representations below. In case of joint investors, each must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf.

In order to induce the company to accept this subscription, I (we) hereby represent and warrant that:

	Beneficial Owner		Joint Owner

(a) At least five days prior to signing this subscription agreement I (we) have received the final Prospectus for the Company relating to the Shares, where the terms and conditions of the offering are described;	Initials	_____	Initials	_____

(b) I (we) certify that I (we) have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income; or (iii) I am (we are) a resident of Alabama, Arizona, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Michigan, Nebraska, New Jersey, New Mexico, North Dakota, Oklahoma, Oregon, Tennessee, Texas or Vermont and I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards”.	Initials	_____	Initials	_____

(c) I am (we are) purchasing Shares for my (our) own account.	Initials	_____	Initials	_____

(d) I (we) acknowledge that the Shares are not liquid, there is no public markets for the Shares and I (we) may not be able to sell the Shares	Initials	_____	Initials	_____

(e) If I am (we are) a resident of Alabama, in addition to the general suitability standards, I (we) certify that I (we) have a liquid net worth of at least 10 times my (our) investment in the Company and its affiliates.	Initials	_____	Initials	_____

(f) If I am (we are) a resident of California, I (we) certify that I (we) have either: (i) a liquid net worth of $75,000 and annual gross income $150,000 or (ii) a liquid net worth of at least $350,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____

(g) If I am (we are) a resident of Idaho, I (we) certify that I (we) have either: (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of at least $300,000. Additionally, my (our) total investment in the company does not exceed 10% of my (our) liquid net worth (as defined as cash plus cash equivalents).	Initials	_____	Initials	_____

(h) If I am (we are) a resident of Iowa, I (we) certify that I have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, my (our) investment in the Company does not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____

(i) If I am (we are) a resident of Kansas, I (we) hereby acknowledge that the office of the Kansas Securities Commissioner recommends that I (we) limit my (our) aggregate investment in the company and other non-traded business development companies to not more than 10% of my (our) liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____

(j) If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either: (i) a liquid net worth of $70,000 and annual gross income of $70,000 or (ii) a liquid net worth of $250,000. Additionally, my (our) total investment in the company and any business development companies affiliated with the company does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of your total net worth (assets exclusive of your home, home furnishings and automobiles minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____

(k) If I am (we are) a resident of Maine, I (we) certify that my (our) investment in the Company and similar direct participation investments does not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.	Initials	_____	Initials	_____

(l) If I am (we are) a resident of Massachusetts, I (we) certify that I (we) will limit our investment in the Company together with investments in other business development companies and direct participation investments to a maximum of 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(m) If I am (we are) a resident of Michigan, I (we) certify that I (we) will limit our investment in the Company to a maximum of 10% of my (our) net worth.	Initials	_____	Initials	_____

(n) If I am (we are) a resident of Missouri, I (we) certify that I (we) will limit our investment in the Company to a maximum of 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(o) If I am (we are) a resident of Nebraska, I (we) certify that I (we) have either: (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000. Additionally, I (we) will not invest more than 10% of my (our) net worth in the Company, excluding the value of my (our) home, home furnishings or automobiles.	Initials	_____	Initials	_____

(p) If I am (we are) a resident of New Jersey must and have either: (i) a minimum liquid net worth of at least $100,000 and minimum annual gross income of at least $100,00, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. Additionally, my (our) total investment in the Company, the shares of any of our affiliates and other direct participation investments (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) shall not exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(q) If I am (we are) a resident of New Mexico, I (we) certify that my (our) investment in the Company as well as my (our) investments in any of the Company’s affiliates or any other business development companies will not, collectively, exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(r) If I am (we are) a resident of North Dakota, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____

(s) If I am (we are) a resident of Oklahoma, I (we) certify that I (we) have either: (i) a minimum	Initials	_____	Initials	_____

annual gross income of $100,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. Additionally, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth (not including home, home furnishings and automobiles).

(t) If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth.	Initials	_____	Initials	_____

(u) If I am (we are) a resident of Tennessee, I (we) certify that my (our) investment in the Company will not exceed 10% of my (our) net worth (not including home, home furnishings and automobiles).	Initials	_____	Initials	_____

(v) If I am (we are) a resident of Texas, I (we) certify that I (we) have either: (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (ii) a minimum net worth of $250,000, exclusive of home, home furnishings and automobile, irrespective of gross annual income. Additionally, my (our) investment in the Company will not exceed 10% of my (our) liquid net worth.	Initials	_____	Initials	_____

(w) If I am (we are) a resident of Vermont, I (we) certify that I (we) either: (i) are accredited investors, as defined in 17 C.F.R. § 230.50 1 or (ii) my (our) investment in the Company will not exceed 10% of my (our) liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishing or automobiles) minus total liabilities.	Initials	_____	Initials	_____

For Ohio residents – The state of Ohio provides that it shall be unsuitable for an Ohio investor’s aggregate investment in our shares, the shares of any of our affiliates and in other non-traded business development companies to exceed ten percent (10%) of his, her, or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

[continued on following page]

7.	Signatures (cont’d)

Substitute IRS W-9 Certification

Under penalty of perjury, Investor(s) certifies that:

1.	Investor(s) has (have) provided the correct taxpayer identification number (or Investor is waiting for a number to be issued to Investor), and
2.	Investor(s) is (are) not subject to backup withholding because: (a) Investor(s) is (are) exempt from backup withholding, or (b) Investor(s) has (have) not been notified by the Internal Revenue Service (IRS) that Investor(s) is (are) subject to backup withholdings as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor(s) that Investor(s) is (are) no longer subject to backup withholding, and
3.	Investor(s) is (are) a U.S. person(s) (including a U.S. resident alien).

Note: Investor(s) must cross out item (2) above if Investor(s) has (have) been notified by the IRS that they are currently subject to backup withholding because they have failed to report all interest and dividends on their tax return.

By signing below, you hereby acknowledge and agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion and that you have not purchased Shares in the Company until the Company has accepted your subscription. You will receive a confirmation of your purchase, subject to acceptance by the Company, within 30 days from the date your subscription is received, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus. Residents of the States of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

You hereby acknowledge that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with entities that assist in providing account maintenance or customer service to the Company and with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

[Signatures on following pages]

By signing below, you also acknowledge:

●	You should not expect to be able to resell your shares.
●	We do not intend to list our shares on any national securities exchange during or for what may be a significant time after the offering period, if ever, and we do not expect a secondary market in the shares to develop.
●	Although we intend to complete a liquidity event within five to seven years following the termination of this offering, there can be no assurance that we will be able to obtain a complete liquidity event within such time frame. Should we not be able to do so within seven years following the completion of this offering, subject to the authority of our independent directors or the rights of stockholders to postpone liquidation, we will cease to make investments in new portfolio companies and will begin the orderly liquidation of our assets.
●	If we list our shares, they may trade below our net asset value per share, as is common with publicly-traded closed-end funds.
●	An investment in our shares is not suitable for all investors, particularly investors who require short or medium term liquidity. See “Suitability Standards,” “Share Repurchase Program” and “Liquidity Strategy” in the Prospectus.
●	We have implemented a share repurchase program, which the Company may suspend at any time. Only a limited number of shares will be eligible for repurchase at a 10% discount to the then current offering price.
●	For a significant time after the commencement of our offering, a substantial portion of our distributions may result from expense waivers from our Adviser, which are subject to repayment by us. You should understand that any such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such expense reimbursements. You should also understand that our future repayments may reduce the distributions that you would otherwise receive.

IN WITNESS WHEREOF, the undersigned does hereby execute this Subscription Agreement.

The Internal Revenue Service does not require consent to any provision of this document other than the certifications required to avoid backup withholding.

Print Name Primary Owner (authorized signatory)	Signature	Title (if applicable)	Date

Print Name Secondary Owner (authorized signatory)	Signature (if applicable)	Title (if applicable)	Date

8.	FINANCIAL REPRESENTATIVE CERTIFICATION

If a financial representative has assisted in advising the Investor(s) in evaluating the investment, the representative is required to certify the following.

Name of Financial Representative	Name of Company (the “Firm”)

CRD# Financial Representative#	OSJ - Branch Number#

Primary Address of Sales Representative

City, State, Zip Code	Primary Telephone

E-mail	Fax

Associated Broker Dealer (if applicable)	Broker Dealer Home Office Contact

Form of Fee:		Have you changed firm affiliation (since last purchase)?
☐ Commission	☐ Wrap Fee	☐ Yes ☐ No

Certification

I do hereby certify that I am acting as a representative of the Firm in advising Investor(s) with regard to their investment in the Company, and that to the best of my knowledge a copy of this Certification has been reviewed by my supervisor at the Firm and by the Firm’s Compliance Department. I further certify that to the best of my knowledge, the firm:

1.	has discussed with the Investor(s) such Investor(s)’ prospective purchase of Shares;

2.	has delivered to the Investor(s) a current Prospectus and related supplements, if any;

3.	has advised such Investor(s) of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares;

4.	has reasonable grounds to believe that the Investor(s) is (are) purchasing these Shares for his or her own account;

5.	has reasonable grounds to believe that the purchase of Shares is a suitable investment for such Investor(s), that such Investor(s) meets the suitability standards required by applicable law or as forth in the Prospectus and related supplements, if any, that such Investor(s) is (are) in a financial position to enable such Investor(s) to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such Investor(s) has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing Prospect Flexible Income Fund, Inc. and the tax consequences of purchasing and owning Shares;

6.	will obtain and retain records relating to such Investor(s)’ suitability for a period of six years;

7.	has acted in accordance with all necessary rules and regulations including without limitation the “USA Patriot Act” and any required Customer Identification Program (“CIP”) and Anti-Money Laundering (“AML”) rules and has, in accordance with all applicable laws, obtained, verified, and recorded the appropriate information and official documentation to verify any information provided by the Investor(s) that accurately identifies the Investor(s), including (but not limited to): name, date of birth, tax id number, permanent address, telephone number(s); and in the case of a non-natural persons, certificate of incorporation, partnership agreement, operating agreement, articles of association, necessary resolutions, signatory authorizations, etc.; and

8.	Investor Privacy Protection: All necessary steps have been taken as required by applicable law, including, but not limited to, the Gramm-Leach-Bliley Act, to protect the privacy of the Investor(s) and the financial representative has provided the Investor(S) with its privacy notice as required by law.

In Witness Whereof, I have executed this Certification:

Date:
Signature of Representative

Date:
Principal signature (if required by Broker/Dealer or Financial firm)

APPENDIX A TO SUBSCRIPTION AGREEMENT

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK

Containing the Information Required by Section 2-211 of the Maryland General Corporation Law

To: Stockholder

From: Prospect Flexible Income Fund, Inc.

Shares of Common Stock, $0.001 par value per share

Prospect Flexible Income Fund, Inc., a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

 SA-1

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Maximum Offering of $300,000,000 of Common Stock

Prospect Flexible Income Fund, Inc.

 PROSPECTUS

[●], 2020

Triton Pacific Securities, LLC

C-1

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

The following financial statements of Prospect Flexible Income Fund, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

(a)	Fourth Amended Articles of Incorporation (Filed as Exhibit 2(a) to the Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on November 1, 2013)
(a)(1)	Articles Supplementary (Filed as Exhibit 2(a)(1) to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-206730) filed with the SEC on March 3, 2016)
(a)(2)	Articles of Merger of the Registrant (Incorporated by Reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(a)(3)	Articles Supplementary (Incorporated by Reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on September 23, 2019)
(a)(4)	Articles of Amendment (Incorporated by reference to Exhibit (a)(4) to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020).
(b)(1)	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit (b)(1) to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020).
(c)	Not applicable
(d)	Form of Subscription Agreement (Filed herewith as Appendix A)*

(e)	Distribution Reinvestment Plan (Filed as Exhibit 2(e) to the Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-174873) filed with the SEC on July 8, 2013)
(f)	Not applicable
(g)(1)	Investment Advisory Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(g)(2)	Expense Limitation Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Flexible Income Management, LLC (Incorporated by Reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on April 1, 2019)
(h)	Amended and Restated Dealer Manager Agreement, by and between Prospect Flexible Income Fund, Inc. and Triton Pacific Securities, LLC(Incorporated by reference to Exhibit (h) to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020).
(i)	Not applicable
(j)	Global Custody Agreement between the registrant and The Bank of New York Mellon Trust Company, National Association. (Filed as Exhibit 2(j) to the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-206730) filed with the SEC on April 3, 2017.)
(k)(1)	First Amended and Restated Administration Agreement, by and between TP Flexible Income Fund, Inc. and Prospect Administration LLC (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on June 20, 2019)
(k)(2)	Agreement and Plan of Merger, dated August 10, 2018, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Filed as Annex A to the Registrant’s Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on August 13, 2018)
(k)(3)	Amended and Restated Agreement and Plan of Merger, dated February 12, 2019, between the Registrant and Pathway Capital Opportunity Fund, Inc. (Filed as Annex A to the Registrant’s Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on February 13, 2019.
(k)(4)	Revolving Loan Agreement, dated as of May 16, 2019, by and among TP Flexible Funding, LLC, as borrower; Prospect Flexible Income Management, LLC, as collateral manager; the Lenders from time to time party thereto; Royal Bank of Canada, as administrative agent; and US Bank National Association, as collateral custodian and document custodian (Incorporated by Reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 22, 2019.
(k)(5)	License Agreement between the Registrant and Prospect Capital Investment Management, LLC(Incorporated by reference to Exhibit (k)(5) to the Company’s Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020).
(l)(1)	Opinion and Consent of Venable LLP (Incorporated by reference to Exhibit (l)(1) to the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on September 25, 2019)
(l)(2)	Tax Opinions and Consent of Eversheds Sutherland (US) LLP (Filed as Exhibit (12) to the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form N-14 (SEC File No. 333-226861) filed with the SEC on April 1, 2019)
(m)	Not applicable
(n)(1)	Consent of Venable (incorporated by reference to Exhibit (l)(1) hereto)
(n)(2)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit (n)(2) to the Company’s Post-Effective Amendment No.3 to Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on August 6, 2020
(n)(3)	Report of Independent Registered Accounting Firm (Filed as Exhibit (n)(3) to the Registrant’s Registration Statement on Form N-2 (SEC File No. 333-230251) filed with the SEC on March 13, 2019.
(o)	Not applicable
(p)	Form of Subscription Agreement by and between Registrant and Adviser (Filed herewith as Appendix A)*
(q)	Not applicable
(r)	Amended Code of Ethics (Incorporated by Reference to Exhibit 14.1 to the Registrant’s Current Report on Form 8-K, filed on April 26, 2019)

*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$36,360
FINRA filing fee	$34,830
Accounting fees and expenses	$100,000
Legal fees and expenses	$700,000
Printing and engraving	$400,000
Miscellaneous fees and expenses	$4,728,810
Total	$6,000,000

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management,” “Additional Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at August 25, 2020.

Title of Class	Number of Record Holders
Class A common stock, $0.001 par value	1,037	*
Class T common stock, $0.001 par value	--

*Represents holders of shares of the Registrant’s common stock as of June 23, 2020. Effective March 2, 2016, all shares of the Registrant’s common stock were converted into an equal number of shares of the Registrant’s Class A common stock.

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers of the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our bylaws requires us to indemnify and advance expenses to the fullest extent permitted by law to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its officers, managers, agents, employees, controlling persons and members, and any other person or entity affiliated with it. However, in accordance with the Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Further, we will not provide indemnification to a person for any loss or liability that would violate any other federal or state securities laws.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder will be maintained at the offices of:

(1) the Registrant, 10 East 40th Street, 42nd Floor, New York, New York 10016;

(2) the Transfer Agent, 2401 Kerner Blvd., San Rafael, CA 94901;

(3) the Custodian, 525 William Penn Place, 8th Floor, Pittsburgh, PA 15259;

(4) the Investment Adviser, 10 East 40th Street, 42nd Floor, New York, New York 10016; and

(5) the Administrator, 10 East 40th Street, 42nd Floor, New York, New York 10016.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	To suspend the offering of shares until the prospectus is amended if:

(i)   to suspend the offering of shares until this prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in this prospectus;

(2)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)           That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is relying on Rule 430B:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)           That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(7)           That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(8)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(9)           The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on August 25, 2020.

PROSPECT FLEXIBLE INCOME FUND, INC.

By	/s/ M. Grier Eliasek
Name:	M. Grier Eliasek
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ M. Grier Eliasek M. Grier Eliasek	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	August 25, 2020
/s/ Kristin Van Dask Kristin Van Dask	Chief Financial Officer and Secretary (Principal Financial and Principal Accounting Officer)	August 25, 2020
* /s/ Craig Faggen Craig Faggen	Director	August 25, 2020
*/s/ Andrew Cooper Andrew Cooper	Director	August 25, 2020
* /s/ William Gremp William Gremp	Director	August 25, 2020
* /s/ Eugene Stark Eugene Stark	Director	August 25, 2020

*By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Attorney-in-fact